Form 20-F
period 2001-12-31
IONA TECHNOLOGIES PLC
filed 2002-06-03
CIK 1032346

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   FORM 20-F

               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended       Commission File
                 December 31, 2001             No. 0-29154

                             IONA Technologies PLC
   (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)

                                    Ireland
                (Jurisdiction of incorporation or organization)

                               The IONA Building
                         Shelbourne Road, Ballsbridge
                               Dublin 4, Ireland
                   (Address of principal executive offices)

       Securities registered pursuant to Section 12(b) of the Act:  None

          Securities registered pursuant to Section 12(g) of the Act:

               Ordinary Shares, (Euro)0.0025 Par Value Per Share
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act:  None

       Indicate number of shares outstanding of each of the registrant's classes of capital or common stock as of December 31, 2001:

              27,267,762* Ordinary Shares, (Euro)0.0025 Par Value

* Excludes an aggregate of 548,774 ordinary shares issuable as of December 31, 2001 pursuant to contractual obligations of the registrant.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

                                Yes  X     No

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17   Item 18 X

================================================================================

   This annual report on Form 20-F was not prepared for filing in Ireland in compliance with Irish law or the listing rules of the Irish Stock Exchange.

   Unless otherwise provided herein or required by the context, references to "we", "us", "IONA" or the "Company" in this annual report shall mean IONA Technologies PLC and its world-wide subsidiaries, collectively.

   We have a secondary listing on the Irish Stock Exchange. For this reason, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

   Our financial statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States. All references in this annual report to "dollars" and "$" are to U.S. dollars, all references to "pounds" or "IR(Pounds)" or "(Pounds)" are to Irish pounds, and all references to "euros" or "(Euro)" are to European Union euros. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars.

   Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euros to dollars have been made at an exchange rate of .8901 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001.

   The terms Orbix(R) and IONA(R) used in this annual report are our registered trademarks. The terms "End 2 Anywhere(TM)", "Orbix E2A(TM)", "E2A(TM)", "Orbix E2A Application Server Platform(TM)" and "Orbix E2A Web Services Integration Platform(TM)" are our trademarks. "CORBA(R)" is a registered trademark of the Object Management Group, Inc. in the United States and other countries. "J2EE(TM)" is a trademark of Sun Microsystems, Inc. All other trademarks appearing in this annual report are the property of their respective holders.

                               TABLE OF CONTENTS

                                                                              Page
                                                                              ----
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............   1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.............................   1

ITEM 3.  KEY INFORMATION.....................................................   2
         A. Selected Financial Data..........................................   2
         B. Capitalization And Indebtedness..................................   3
         C. Reasons for the Offer and Use of Proceeds........................   3
         D. Risk Factors.....................................................   3

ITEM 4.  INFORMATION ON THE COMPANY..........................................  10
         A. History and Development of the Company...........................  10
         B. Business Overview................................................  11
         C. Organizational Structure.........................................  20
         D. Property, Plants and Equipment...................................  20

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................  21
         A. Operating Results................................................  21
         B. Liquidity and Capital Resources..................................  30
         C. Research and Development, Patents and Licenses, etc..............  31
         D. Trend Information................................................  31

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................  32
         A. Directors and Senior Management..................................  32
         B. Compensation.....................................................  34
         C. Board Practices..................................................  36
         D. Employees........................................................  37
         E. Share Ownership..................................................  38

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................  40
         A. Major Shareholders...............................................  40
         B. Related Party Transactions.......................................  41
         C. Interests of Experts and Counsel.................................  41

ITEM 8.  FINANCIAL INFORMATION...............................................  41
         A. Consolidated Financial Statements and Other Financial Information  41
         B. Significant Changes..............................................  41

ITEM 9.  THE OFFER AND LISTING...............................................  42
         A. The Offer and Listing............................................  42
         B. Plan of Distribution.............................................  43
         C. Markets on which Our Ordinary Shares Trade.......................  43
         D. Selling Shareholder..............................................  43
         E. Dilution.........................................................  44
         F. Expenses of the Issue............................................  44

ITEM 10. ADDITIONAL INFORMATION..............................................  44
         A. Share Capital....................................................  44
         B. Memorandum and Articles of Association...........................  44
         C. Material Contracts...............................................  44
         D. Exchange Controls................................................  44
         E. Taxation.........................................................  45
         F. Dividends and Paying Agents......................................  53

                                                                           Page
                                                                           ----
          G. Statements by Experts........................................  53
          H. Documents on Display.........................................  54
          I. Subsidiary Information.......................................  54

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.....  54

 ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........  54

 ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES................  55

 ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
            OF PROCEEDS...................................................  55

 ITEM 15. [RESERVED]......................................................  55

 ITEM 16. [RESERVED]......................................................  55

 ITEM 17. FINANCIAL STATEMENTS............................................  56

 ITEM 18. FINANCIAL STATEMENTS............................................  56

 ITEM 19. EXHIBITS........................................................  57

   This annual report, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, our future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management. All forward-looking statements included herein are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or to conform these statements to actual results. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Factors that may cause such variation are discussed in Item 5 "Operating and Financial Review and Prospects," Item 3.D. "Risk Factors" and our reports filed with the Securities and Exchange Commission.

                                    PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

   Not required.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

   Not required.

Item 3.  KEY INFORMATION

A.  Selected Financial Data

   The following selected consolidated financial data as of December 31, 2001 and 2000, and for each of the years ended December 31, 2001, 2000 and 1999, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and audited by Ernst & Young. The selected financial data as of December 31, 1999, 1998 and 1997 and for each of the years ended December 31, 1998 and 1997 have been derived from our audited consolidated financial statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP. The financial information set forth below is qualified by and should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included in Item 18 of this annual report and "Operating Results" included in Item 5.A. of this annual report.

                                                                                         Year Ended December 31,
                                                                              ----------------------------------------------
                                                                                2001      2000      1999      1998    1997
                                                                              --------  --------  --------  -------  -------
Consolidated Statement of Operations Data:
Revenue:
   Product revenue........................................................... $118,178  $105,533  $ 71,265  $58,900  $31,843
   Service revenue...........................................................   62,526    47,530    34,175   24,727   16,741
                                                                              --------  --------  --------  -------  -------
      Total revenue..........................................................  180,704   153,063   105,440   83,627   48,584
                                                                              --------  --------  --------  -------  -------
Cost of revenue:
   Cost of product revenue...................................................    3,190     3,457     2,389    1,409    2,824
   Cost of service revenue...................................................   34,926    26,484    21,113   15,568   10,456
                                                                              --------  --------  --------  -------  -------
      Total cost of revenue..................................................   38,116    29,941    23,502   16,977   13,280
                                                                              --------  --------  --------  -------  -------
      Gross profit...........................................................  142,588   123,122    81,938   66,650   35,304
Operating expenses:
   In-process research and development.......................................    3,600        --        --    5,000    2,900
   Research and development..................................................   40,260    26,906    21,195   14,849    8,299
   Sales and marketing.......................................................   88,419    63,669    43,794   28,136   13,989
   General and administrative(1).............................................   15,318    12,046    10,454    9,931    7,216
   Amortization of goodwill and purchased intangible assets..................   75,554     7,831       454       --       --
   Restructuring.............................................................    5,705        --        --       --       --
   Write-off of assets and related costs(2)..................................       --        --     1,671    1,658       18
   Settlement of litigation..................................................       --     1,350        --       --       --
                                                                              --------  --------  --------  -------  -------
      Total operating expenses...............................................  228,856   111,802    77,568   59,574   32,422
                                                                              --------  --------  --------  -------  -------
Income (loss) from operations................................................  (86,268)   11,320     4,370    7,076    2,882
Interest income, net.........................................................    2,504     4,116     2,556    2,552    2,501
Net exchange (loss) gain.....................................................     (468)     (384)     (379)    (541)     240
Gain on sale of investment and other income..................................      164     1,912        --       --       --
                                                                              --------  --------  --------  -------  -------
Income (loss) before provision for (benefit of) income taxes.................  (84,068)   16,964     6,547    9,087    5,623
Provision for (benefit of) income taxes......................................     (568)    2,799     1,088    1,409      872
                                                                              ========  ========  ========  =======  =======
Net income (loss) available to Ordinary Shareholders.........................  (83,500)   14,165     5,459    7,678    4,751
                                                                              ========  ========  ========  =======  =======
Basic net income (loss) per Ordinary Share and per ADS.......................    (3.27)     0.67      0.28     0.40     0.26
                                                                              ========  ========  ========  =======  =======
Shares used in computing basic net income (loss) per Ordinary Share and per
 ADS.........................................................................   25,556    21,177    19,797   19,268   18,428
                                                                              ========  ========  ========  =======  =======
Diluted net income (loss) per Ordinary Share and per ADS..................... $  (3.27) $   0.60  $   0.26  $  0.37  $  0.25
                                                                              ========  ========  ========  =======  =======
Shares used in computing diluted net income (loss) per Ordinary Share and per
 ADS.........................................................................   25,556    23,520    21,224   20,893   19,275
                                                                              ========  ========  ========  =======  =======

                                                                               At December 31,
                                                                  ------------------------------------------
                                                                    2001    2000     1999     1998    1997
                                                                  -------- ------- -------- -------- -------
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable securities $ 53,697  95,640 $ 70,183 $ 60,549 $53,319
Working capital..................................................   40,262  99,234   77,841   61,802  62,229
Total assets.....................................................  437,698 202,559  144,342  108,881  86,514
Capital lease due after more than one year.......................       --      --       --        3      94
Ordinary Shares..................................................   27,817  21,990   20,451   19,452  19,071
Ordinary Share value.............................................       80      66       63       61      59
Total shareholders' equity.......................................  375,766 151,307  111,721   81,978  71,624

--------
(1) Certain amounts reported in all prior periods have been reclassified to conform with the presentation in 2001.
(2) Certain expenses in 1997 have been reclassified to conform with the presentation of like expenses in later periods.

B.  Capitalization and Indebtedness

   Not required.

C.  Reasons for the Offer and Use of Proceeds

   Not required.

D.  Risk Factors

A decline in information technology spending may result in a decrease in our revenues or lower growth rates.

   A decline in the demand for information technology (IT) solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers' level of funding for new or additional IT systems or services. An economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.

   In addition, the September 11, 2001 terrorist attacks in the United States, related military actions, events or effects occurring in response to those developments, and general economic and industry conditions may reduce the amount or delay the timing of capital expenditures by corporations for IT. Our product revenue for the third and fourth quarters of 2001 were lower than the comparable quarters of 2000, and our service revenue increased slightly on a sequential, quarter-to-quarter basis during 2001. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

   It is difficult to forecast the timing and recognition of revenues because our prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may range up to twelve months. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

  .   reduced demand for application and Web services integration software;

  .   introduction of products by our competitors;

  .   lower prices offered by our competitors;

  .   changes in budgets and purchasing priorities; and

  . changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

   Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

   Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

  . a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

  .   the size of transactions can vary significantly;

  . customers may unexpectedly postpone or cancel orders due to changes in their strategic priorities, project objectives, budget or personnel;

  . customer evaluations and purchasing processes vary significantly from company to company, and a customer's internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

  . the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

  .   we may have to defer revenues under our revenue recognition policies.

   Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.

   Historically, our revenues have been seasonal, primarily in the first quarter of each year. Because of this seasonality, as well as continued uncertainty associated with levels of IT investments, we anticipate that, as in previous years, our revenues in the first quarter of 2002 will be below those experienced in the fourth quarter of 2001.

We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.

   Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable in part to costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain nonrecurring expenses attributable to the settlement of litigation. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration solutions.

   We believe that there is an emerging demand for Web services. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises implementing Web services. If the market for Web services infrastructure solutions does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

   The acceptance of our recently launched Orbix E2A Web Services Integration Platform also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or gain widespread acceptance, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

   The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.

   In November 2001, we announced our Orbix E2A Application Server Platform and our Orbix E2A Web Services Integration Platform. These products may contain defects that may be detected at any point in the product's life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

  .   loss of customers;

  .   injury to our reputation;

  .   loss or delay of market acceptance or sales;

  .   increased service or warranty costs; or

  .   legal action by our customers.

   In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.

   As part of our business strategy, we intend to pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

   We may have to defer revenue recognition due to several factors, including whether:

  .   we are required to accept extended payment terms;

  .   the transaction involves contingent payment terms or fees;

  . the transaction involves acceptance criteria or there are identified product-related issues; or

  . license agreements include products that are under development or other undelivered elements.

   Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could extend our sales cycles and adversely affect our quarterly or annual operating results.

   We derive an increasing and significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

A deterioration in our relationship with software vendors, systems integrators or other third parties that market and sell our products could reduce our revenues.

   Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These systems integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and systems integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

   We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

If we do not manage our rapid growth and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

   Our rapid growth could place a significant strain on our management, operating procedures, financial resources, information systems, employees and facilities. To manage our expanded operations, we will need to upgrade continuously our operating, accounting, reporting and information systems, and we will also need to integrate the systems of any acquired entity. If we experience delays or difficulties in upgrading or integrating our systems, our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to manage changing business conditions and expanded operations and to implement and improve our operational, financial control, reporting and information systems.

   We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary's Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market.

We operate in a highly competitive market and we may be unable to compete successfully against larger companies with greater resources.

   The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

   We compete principally against vendors of:

  .   enterprise infrastructure software;

  .   enterprise application integration software;

  .   cross-enterprise integration software; and

  .   enterprise application servers.

   We believe that our ability to compete depends in part on a number of factors outside of our control, including:

  . the development by others of software that is competitive with our products;

  .   the price at which others offer comparable products;

  .   the ability of our competitors to respond effectively to customer needs;
      and

  .   the ability of our competitors to hire, retain and motivate key personnel.

   In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. Moreover, due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

   Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

We derive substantially all of our revenue from a limited number of our products.

   To date, we have derived substantially all of our revenue from the licensing of our products that currently compose our Orbix E2A Application Server Platform and fees from related services. We expect these products and our Orbix E2A Application Server Platform to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for or sales of these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our sales.

   To date, we have sold our products primarily through our direct sales force, software vendors, system integrators and other third parties. We plan to continue to invest in, and rely on sales through, these distribution channels. We experience lower profit margins on the distribution of our products through third-party distribution channels. We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

If we are unable to hire and retain highly qualified personnel, our future results would be adversely affected.

   We depend to a significant extent upon a limited number of senior executives. Our future success will also depend upon our continuing ability to recruit, retain and assimilate technical, sales and marketing personnel. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

   We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and we intend to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

  .   fluctuations in currency exchange rates;

  .   political and economic conditions in various jurisdictions;

  . unexpected changes in regulatory requirements, tariffs and other trade barriers;

  . failure to enter into relationships with local resellers, systems integrators or other third party vendors, or to introduce localized products;

  .   difficulties in staffing and managing foreign operations;

  .   longer accounts receivable payment cycles; and

  . differing laws affecting the enforceability of intellectual property rights and product liability.

   If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

If our effective tax rate increases, our business and financial results would be adversely impacted.

   We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

   If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

   The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

   We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction or inadequate protection could have a material adverse effect on our business, financial condition or results of operations.

If we do not have the right to use third-party technology in our products, we may have to stop shipping products and incur significant development or license expenses.

   We incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

  .   stop using the third-party technology;

  .   stop shipping our products in which the third-party technology is used; or

  . incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

   We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

   Third parties have notified us, and others may notify us, from time to time, that we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

  .   discontinue the use of certain processes;

  .   cease the use and sale of infringing products and services;

  .   expend significant resources to develop non-infringing technology;

  .   obtain licenses to competing technology; or

  . reimburse customers under certain indemnification clauses relating to intellectual property rights in our licenses.

   We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses or adverse or protracted litigation arises out of any such assertion, our business, financial condition or results of operations could be materially adversely affected.

Item 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

  About the Company

   We are an Irish resident public limited liability company (company number 171387) and operate under Irish Company Law. We were incorporated in Ireland on March 19, 1991 under the legal and commercial name IONA Technologies Limited and re-registered under the legal and commercial name IONA Technologies PLC in February 1997. Our registered office and principal place of business is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Our telephone number at that location is +353 1 6372000.

   The principal place of business in the United States of our wholly-owned subsidiary, IONA Technologies, Inc., is 200 West Street, Waltham, MA, 02451, USA. We have appointed CT Corporation System, 1209 Orange Street, Wilmington, DE 19801, USA, as our agent for service of process in the United States.

  Important Company Events and Company Takeovers

   We announced on February 28, 2002 the public offering of 4,000,000 of our American Depositary Shares, representing 4,000,000 of our ordinary shares, at a price of $15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over-allotments. The 4,600,000 shares were offered by an underwriting group led by Lehman Brothers Inc., SG Cowen Securities Corporation and Prudential Securities Incorporated. We will use the net cash proceeds of the offering for general corporate purposes, including working capital. We may also use a portion of its net proceeds to acquire additional businesses, technologies and products.

   In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares,

504,598 were held back by us as a source of indemnification payments that may become due to us. These ordinary shares will be issued and distributed to the holders of the outstanding Netfish shares over a two-year period from the date of merger, after adjusting for any indemnification payments made.

   In 2001, we acquired Object-Oriented Concepts, Inc. (OOC). The total consideration consisted of $3.0 million in cash, 730,453 newly-issued ordinary shares and 178,131 ordinary shares issuable upon the exercise of replacement options.

   In 2001, we obtained from Software AG, Inc. a non-exclusive license to Sagavista application integration software for $10.0 million and hired a substantial portion of the Software AG, Inc. engineering team responsible for the development of the technology.

  Certain Investments

   During 2001, 2000, and 1999 we invested $5.4 million, $8.1 million, and $5.3 million, respectively, for the purchase of furniture, fixtures and equipment, for further investment in our management information systems and for capital expenditures relating to increased employee headcount.

   During 2001, 2000 and 1999 we invested $15.5 million, $8.8 million and $1.8 million, respectively, in technology, which had reached technological feasibility.

B.  Business Overview

Overview

   We provide software that enables our customers to develop, deploy, integrate and manage applications within the enterprise and across the firewall to the extended enterprise. Our comprehensive, standards-based products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. Our products are designed to enable the rapid alignment of evolving business processes with distributed information technology systems to reach customers, partners, suppliers and employees, which we refer to as "End 2 Anywhere(TM)" or "E2A(TM)". We offer professional services including ongoing customer support and maintenance as well as high-level design consultation, developer education and product implementation.

   Founded in 1991, we are headquartered in Dublin, Ireland, with our wholly-owned U.S. subsidiary headquartered in Waltham, Massachusetts. We have a long track record of technology leadership and dedication to continuous product improvement. From our inception, we have focused on building software to integrate distributed computing systems. We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide and employ more than 900 people in over 30 offices worldwide.

Industry Background

   A typical enterprise information technology infrastructure consists of multiple databases, application servers, applications, integration tools and portals that are often separately maintained and incompatible. The development and integration of enterprise applications in light of evolving computing requirements is highly complex. Moreover, demand for greater efficiency, flexibility and ease of use in business operations has resulted in the proliferation of applications that automate an enterprise's core processes. Software vendors have developed numerous applications, based on different programming languages, operating systems and hardware specifications, to streamline business processes, such as telecommunications network management systems, financial trading systems, supply chains and internal administrative processes. To perform a single business transaction, numerous distinct processes must be coordinated across several different applications and systems. For example, when a customer order is submitted, Web-based front-end systems need to communicate with supplier inventory systems to determine the availability and location of the item; coordinate with financial institutions to verify the customer's credit and process payment;

synchronize shipment dates and track logistics with third-party systems; and record the transaction in internal back- end systems. To facilitate performance of these functions, various infrastructure vendors, including applications server and enterprise integration software providers, have emerged to deploy, integrate and manage disparate applications as well as connect legacy systems.

   The proliferation of integration solutions has created additional challenges for software developers and vendors. Most solutions are proprietary in nature, do not support cross-industry technological standards, and require significant training and implementation. While these solutions address specific integration challenges, they only connect one application to another, do not enable multi-level, enterprise-wide integration across all applications and do not provide the level of scalability required for critical enterprise applications. As a result, enterprises are struggling with slow returns on their IT investments, the complexity of existing integration challenges and the demands of an increasingly dynamic business environment.

   Web services are emerging as the next architectural approach for the integration of software applications and business processes utilizing the infrastructure of the Internet. Through the use of open standards, Web services allow applications to more easily share data and leverage functionalities of other applications. As a result, Web services provide an opportunity to implement and manage dynamic business processes in a less disruptive, less costly and faster manner than in existing integration solutions. The deployment and integration of applications within a Web services environment requires software infrastructure to provide necessary quality of service and functionality, such as reliability, scalability and security, as well as integration with legacy applications. Due to the continued reliance on a necessary number of heterogeneous applications and systems as well as the emergence of Web services, enterprises are demanding comprehensive integration solutions that encompass a unifying, standards-based infrastructure architecture to facilitate multi-level interoperability of enterprise software applications and computing systems.

Our Solution

   We provide software that our customers use to create Web services integration solutions. Our Orbix E2A software has two components: the Application Server Platform and the Web Services Integration Platform. The Application Server Platform enables the development, deployment and hosting of new applications and supports industry standards, including J2EE (Java 2 Enterprise Edition) and CORBA (Common Object Request Broker Architecture), and integration with Microsoft's .NET as well as mainframe and legacy systems. The Web Services Integration Platform provides for the aggregation, coordination and hosting of Web services by combining extensive EAI (Enterprise Application Integration) and B2Bi (Business-to-Business Integration) technologies and integrated Web services standards, including XML (Extensible Markup Language), SOAP (Simple Object Access Protocol), WSDL (Web Services Description Language) and UDDI (Universal Description, Discovery and Integration). The benefits of our products include:

   Comprehensive, Modular Infrastructure. Our Orbix E2A product suite represents a complete, modular solution and provides customers with the flexibility to meet changing business and computing requirements. Our Application Server Platform and Web Services Integration Platform can be used together, deployed as independent components or integrated with a customer's existing infrastructure. Our Orbix E2A product suite facilitates enterprise-wide integration of software applications and business processes.

   Proven, Dependable Technology. Our products provide the reliability, availability, scalability and security necessary to integrate and manage critical business processes. Our products build on ten years of commitment to the continuous development of application and system integration software. The recent introduction of our Orbix E2A software, incorporating Web services standards, illustrates our commitment and ability to meet the evolving technological challenges confronting developers and enterprises. Our products are designed to scale based on our customers' technology needs including support of geographically dispersed operations and a diverse network of customers, partners, suppliers and employees. Our products accommodate the volume and variety of transactions required by enterprise applications.

   Leverages Investment in Information Technologies. In response to the rapid development and proliferation of various enterprise applications, integration solutions and other technology products, companies have made significant investments to develop their information technology infrastructure. Our products allow our customers to leverage their existing investments in multiple applications and heterogeneous computing environments. The comprehensive modular architecture of our software also positions our customers to exploit new and emerging technologies.

   Standards-based. Our open, standards-based software enables our customers to deploy applications based on a broad range of leading hardware platforms, operating systems, programming languages and component models. In addition, we support major technology standards, including:

  .   J2EE, CORBA and .NET;

  .   SOAP, WSDL, UDDI and XML; and

  .   ebXML, EDI (Electronic Data Interchange) and RosettaNet.

   Our products utilize these standards to enable our customers to connect new and existing applications and technologies. Our standards-based products allow our customers to deploy, integrate and manage best-of-breed applications without the limitations inherent in existing integration solutions.

   Rapid and Cost-Effective Deployment. Our software is designed for easy and rapid deployment, enabling our customers to reduce time-to-market for their products and services and to facilitate the implementation of their business strategies. Our comprehensive product set are fully integrated and modular, eliminating the need for disparate integration technologies from multiple vendors. As a result, our products minimize the need for time consuming and expensive custom programming, reduce the need for costly and specialized training, and reduce the number of technology professionals required to implement and maintain customers' systems.

Strategy

   Our objective is to be the leading e-Business Platform provider of Web services integration solutions. To achieve this objective, we intend to pursue the following strategies:

   Maintain our Technological Leadership. We have a long track record of technology leadership and dedication to continuous product improvement. Our comprehensive suite of infrastructure products enable our customers to rapidly and efficiently develop, deploy, integrate and manage applications within the enterprise and across the firewall to the extended enterprise. We intend to further expand our core product functionality as well as continue to develop complementary products that enhance our Orbix E2A software products. We will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards, we intend to facilitate the broad acceptance of our products. We may acquire businesses, products or technologies that we believe will enhance and expand our current product offerings.

   Leverage and Expand our Strategic Alliances. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand. We intend to leverage our established relationships and forge new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have relationships with leading software and technology vendors, such as Business Objects, Compaq, Hewlett-Packard, Manugistics, VeriSign and VERITAS Software, and global system integrators, such as CSC, PwC and SAIC. We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market presence.

   Continued Focus on the Developer Community. Historically, we have marketed and sold our products both at the enterprise level and to technology developers. Developers play a key role in deciding which technology solutions a company surveys, tests, buys, builds or deploys. We believe that widespread acceptance of our products in the developer community will create enterprise sales opportunities. To address the needs of the developer community, we configure our products to include required product functionality and provide flexible pricing structures. We believe that this approach optimizes our ability to rapidly grow our user community and increase our market presence beyond our enterprise customer base.

   Further Penetrate our Existing Customer Base. We have a large and growing customer base across a wide variety of industries. The strategic importance of our products allows us to develop strong relationships with the key technology decision makers within our customer base. In addition, our strategic selling approach facilitates broad adoption of our products throughout a company. Accordingly, we intend to generate incremental sales from our existing customer base through the introduction of new and enhanced products.

Products

   Our Orbix E2A software has two components: the Application Server Platform and the Web Services Integration Platform. These platforms can be used together, deployed as independent components or integrated with a customer's existing infrastructure. Their modular architecture provides our customers with the flexibility to meet changing business and computing requirements. The Application Server Platform enables the development, deployment and hosting of new applications and supports industry standards, including J2EE and CORBA, and integration with Microsoft's .NET as well as mainframe and legacy systems. Our Web Services Integration Platform provides for the aggregation, coordination and hosting of Web services by combining extensive EAI and B2Bi technologies and integrated Web services standards, including XML, SOAP, WSDL and UDDI.

   Based on existing standards, Web services can significantly increase an enterprise's flexibility and mitigate many of the adverse effects of traditional application integration. Web services allow an enterprise to integrate and customize its existing software applications, capitalize on existing IT investments by extending the life of legacy applications, systems and networks, and realize value by reducing the time and expense required to integrate within the enterprise as well as with customers, partners, suppliers and employees.


                      FLOW CHART OF ORBIX E2A PRODUCT LINES

   Orbix E2A Application Server Platform. Designed for distributed applications, the Orbix E2A Application Server Platform supports application development in Java/J2EE, C++/CORBA, COBOL (Common Business Oriented Language), PL/1 and Visual Basic, allows easy integration with existing applications, and enables EJB (Enterprise Java Beans) components to interoperate seamlessly with CORBA services. It also provides the centralized server configuration and management services required for reliable, scalable and secure applications. The platform is based on our Adaptive Runtime Technology (ART) framework, a standards-based, modular architecture that forms the foundation of our product set. ART supplies essential integration infrastructure, including distributed communications, messaging, transactions, security, fault tolerance, load balancing and multi-protocol support through plug-ins and configuration tools. ART enables developers to add new core services and custom code to running systems without changing or recompiling existing code and to deploy only those services required by a particular enterprise application. The Orbix E2A Application Server Platform is sold in three editions.

  . J2EE Technology Edition. J2EE Technology Edition is a J2EE-certified application server that is written entirely in Java. It incorporates features that decrease the development cycle and help to improve time-to-solution. J2EE Technology Edition supports dynamic deployment and redeployment of EJB components and provides management and administration facilities through J2EE-based interfaces. It is fully interoperable with CORBA, mainframe applications and third-party IDEs (Integrated Development Environments).

  . Standard Edition. Standard Edition combines CORBA's proven enterprise application interoperability with J2EE's developer productivity in one integrated offering. It is used in complex, technical applications, enabling development organizations to build and deploy sophisticated distributed systems that integrate new application logic with existing IT investments. Standard Edition adheres to the latest Object Management Group's CORBA specification and supports both C++ and Java developers.

  . Enterprise Edition. Enterprise Edition extends the functionality of the Standard Edition by adding clustering, load balancing, fail-over and transaction services to achieve enhanced enterprise quality of service. It offers dynamic deployment, centralized server configuration and extensive management/administration features required by IT administrators and software developers. Enterprise Edition helps software developers to encapsulate the data and transactions within existing mainframe applications and to access and exploit them in a reusable manner. Enterprise Edition supports the integration of applications on IBM mainframes with Web-based applications and other large-scale distributed computing applications. It supports bi-directional application integration with legacy mainframe applications based on environments and languages such as CICS (Customer Information Control System), IMS (Information Management System), COBOL and PL/1.

   Orbix E2A Web Services Integration Platform. Orbix E2A Web Services Integration Platform is a comprehensive Web services integration platform, designed to automate business processes across an extended enterprise. It encompasses EAI and B2Bi, as well as platform interoperability across J2EE, CORBA, .NET and the mainframe. Orbix E2A Web Services Integration Platform leverages Web services standards and service-oriented architectures to facilitate cost-effective application integration. Orbix E2A Web Services Integration Platform incorporates our ART infrastructure to provide the enterprise-class quality of service required for reliable, scalable, and secure dynamic data exchange, business process automation, and composite applications. The Orbix E2A Web Services Integration Platform is sold in three editions.

  . XMLBus Edition. XMLBus Edition is our entry-level product for the construction and integration of Web services. It enables developers to easily implement, deploy, secure, access, test, integrate, and manage standards-based Web services. XMLBus Edition is built on a foundation of open standards, including XML, SOAP, WSDL and UDDI, and provides interoperability among distinct programming models, such as J2EE, CORBA and .NET. XMLBus Edition provides a standards-based hosting environment for Web services and a developer toolkit for integrating Web services with existing applications. XMLBus Edition became generally available in December 2001.

  . Partner Edition. Partner Edition enables efficient communication across multiple tiers of the supply chain by providing an easy-to-use connector application for seamless collaboration among trading partners. Tailored for small and medium enterprises, Partner Edition provides direct access to Collaborate Edition-based information hubs or other trading partner applications. Partner Edition allows trading partners to securely and efficiently send, receive and respond to business transactions. Partner Edition includes a subset of the Collaborate Edition features. Partner Edition became generally available in February 2002.

  . Collaborate Edition. Collaborate Edition is designed to support business process integration and collaboration. Collaborate Edition provides built-in support for cross-enterprise collaboration including support for leading business document standards such as RosettaNet and ebXML, as well as interoperability with EDI systems.

   Collaborate Edition provides tools for modeling, automating, and managing business processes, as well as real-time monitoring of business process flows. Collaborate Edition also includes an application adapter framework and a host of applications adapters for packaged, custom-developed or legacy application integration including PeopleSoft, SAP, JD Edwards and Siebel. Collaborate Edition includes the XMLBus Edition's functionality and tools to support the implementation of reliable, available, scalable and secure Web services. Collaborate Edition became generally available in February 2002.

   Orbix. We continue to license Orbix/E, Orbix 3.x and Orbacus. Orbix/E is our CORBA-compliant object request broker for high-speed, real-time and embedded applications. Orbix/E is frequently deployed as a solution for telecom applications, such as Voice-over-IP and optical routing devices. Orbix/E is fully Internet Inter-Orb Protocol-compliant and supports most data types. Orbix 3.x is our original flagship CORBA middleware product used to design, develop and deploy high-end distributed computing systems. Orbacus is an entry-level object request broker product targeted at the developer community.

Services

   Through our global services organization, we offer professional services, as well as high-level design consulting, developer education and product implementation. Our global services organization also supports customers' internal IT personnel, systems integrators and other third-party vendors in their project implementations. Our global services personnel have substantial expertise in leading integration and development technologies, including CORBA, J2EE and XML. Our global services organization consisted of 106 employees as of December 31, 2001.

   We have a large customer engineering organization dedicated to supporting our products through ongoing support and maintenance. As part of our support services, we offer our customers a "knowledge base" of technical information and advice. We encourage our customers to purchase customer support for an annual fee. Most product support is provided through a combination of telephone and e-mail support at our Dublin, Ireland headquarters and our U.S. subsidiaries' offices in Waltham, Massachusetts and Santa Clara, California. Our OEMs (original equipment manufacturers), value-added resellers and independent software vendors depend on our customer service team to provide backup for the front-line support that they provide to their customers.

Product Development

   We have developed our technology and products primarily through internal development personnel and third-party contractors. Product development is concentrated at our Dublin, Ireland headquarters as well as our U.S. subsidiaries' offices in Waltham, Massachusetts and Santa Clara, California. Our product management organization collaborates with our marketing and sales organizations to increase sales of products and to develop customer and indirect sales relationships.

   We have a long-standing commitment to standards-based technologies. We were an early provider of products based on CORBA, a broadly embraced standard for application interoperability. We have expanded our support for industry standards to include J2EE, XML and Web services standards. We continue to be actively involved in other industry organizations and standards-setting bodies, particularly the Object Management Group, ebXML, World Wide Consortium, RosettaNet program and UCCnet program. We are a member of the Executive Committee of the Java Community Process(TM) (JCP) Program 2.0, an open community-based process to further develop and revise Java technology specifications.

   As of December 31, 2001, we had 244 employees dedicated to research and development. Our research and development expenditures in 1999, 2000 and 2001 were approximately $21.2 million, $26.9 million and $40.3 million, representing 20.1%, 17.6%, and 22.3% of total revenue in 1999, 2000, and 2001, respectively. We expect to continue investing significant resources in research and development in the future.

Customers

   Since our inception, we licensed, directly or indirectly, our products to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, defense, medical, computing, research and software. The following is a selected list of customers across some of our targeted industries:

        Financial                    Telecom                      Manufacturing                Cross-Industry
        ---------                    -------                      -------------                --------------
  Bank of New York                Ericsson                      Boeing                       Federal Express
  Citigroup                       Motorola                      Chrysler                     GAD
  Credit Suisse Group             NEC                           Ford                         Hitachi
  Deutsche Bank                   Nortel                        Nike                         Nordstrom.com
  Lehman Brothers                 Verizon                       Raytheon                     Schlumberger

   No customer accounted for more than ten percent of our total revenue in 1999, 2000 or 2001.

   We derive a significant amount of our total revenue from customers located outside the United States. Total revenue from customers located outside the United States were approximately 35.9%, 32.6% and 33.8% of total revenue for 1999, 2000 and 2001, respectively. We expect revenue from customers located outside the United States to continue to represent a significant percentage of our total revenue for the foreseeable future.

Sales and Marketing

   We market our products and services through our marketing and direct sales organizations and through indirect channels including software vendors, system integrators, original equipment manufacturers, value-added resellers and third-party distributors. As of December 31, 2001, our sales and marketing organization consisted of 365 professionals.

   The direct sales force consists of account managers and field and telesales personnel, complemented by a small number of technical pre-sales and high-level product specialists who are available for customer visits. Our sales force and executive team maintain relationships with customers' senior management for large-scale projects. Our sales force also maintains contact at the developer level to understand and serve the developer's requirements.

   Our sales organization is divided into three geographical regions: the Americas, Asia-Pacific and Europe/Middle East/Africa. In addition, we dedicate members of our sales force to developing strategic relationships with our indirect channel partners.

   The indirect distribution channels consist of leading software vendors, such as Business Objects, Manugistics, VeriSign and VERITAS Software; global system integrators, such as CSC, PwC and SAIC ; leading

OEMs, such as Compaq and Hewlett-Packard; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.

   We or our wholly-owned subsidiaries have marketing teams in the United States, Europe and Asia that execute global marketing programs designed to create demand for our products and services. We use a variety of marketing programs, including trade shows, limited duration evaluation software, direct marketing communications, Web casts, public relations, product literature and collateral, trade advertising, and a corporate Web site.

Competition

   The market for enterprise infrastructure software solutions is rapidly changing and highly competitive. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our products, while others market a set of products designed to solve broad integration problems.

   We compete against:

  . EAI software vendors: SeeBeyond, TIBCO Software, Vitria Technology and webMethods;

  .   B2Bi software vendors: Peregrine Systems and webMethods; and

  . Enterprise application server providers: BEA Systems, IBM, Microsoft and Sun Microsystems.

   We believe that the principal competitive factors that affect the market for our products include:

  .   product features and functionality;

  .   breadth of product offerings;

  .   standards;

  .   ease-of-use;

  .   quality;

  .   performance;

  .   security;

  .   price;

  .   customer service and support;

  .   effectiveness of sales and marketing efforts; and

  .   company reputation and financial viability.

Patents and Proprietary Technology

   We regard much of our intellectual property as proprietary to us and rely primarily on a combination of copyright, trademark, patent and trade secret laws, employee and third-party non-disclosure agreements and technical measures to establish and protect our proprietary rights. We own numerous registered trademarks and trademark applications pending in the United States, the European Union, Australia and Asia, as well as other jurisdictions throughout the world. Our pending U.S. trademark applications cover, among others, the terms "End 2 Anywhere(TM)" and "Orbix E2A(TM)".

   While we generally use negotiated, signed license agreements or shrink-wrap type licenses to restrict copying and use of our software products, we do not generally embed mechanisms in our software to prevent or inhibit unauthorized use or copying of our software. We do not possess any patents or other registered intellectual property rights with respect to our software. We have a number of U.S. and international patent applications pending. Because shrink-wrap licenses are not signed by licensees, they may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which our products may be sold may not protect proprietary rights to the same extent as the laws of the United States and Ireland.

   We license from time to time technologies and products from third parties for incorporation in our products.

   We generally enter into confidentiality agreements with our employees and consultants, and limit access to, and distribution of, our proprietary information to customers and potential customers.

Employees

   As of December 31, 2001, we or our wholly-owned subsidiaries had approximately 907 full-time employees, with 533 based in the Americas, 313 based in Europe/Middle East/Africa and 61 based in Asia-Pacific. These employees include 244 in product development and management, 70 in customer engineering, 48 in marketing, 317 in sales, 106 in global services and 122 in finance, legal, human resources, administration and information technology. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.

Legal Proceedings

   We are not a party to any legal proceedings that, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operation. We, however, have in the past been and may in the future be subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Government Regulations

   We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.

   For more information regarding the impact of tax regimes on our business, please see Item 3.D. "Risk Factors--If our effective tax rate increases, our business and financial results would be adversely impacted" and Item 10.E. "Taxation."

Principal Markets

   For a description of the capital markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5 "Operating and Financial Review and Prospects."

Seasonality and Raw Materials

   Our business is not materially affected by seasonal factors. Our products and services do not materially depend on the availability of raw materials.

C.  Organizational Structure

   IONA Technologies PLC has 27 direct and indirect subsidiaries, of which three are significant--IONA Technologies, Inc. (IONA U.S.), incorporated in Delaware, Netfish Technologies, Inc. (Netfish), incorporated in California, and IONA Technologies Finance (IONA Finance), incorporated in the Cayman Islands. IONA U.S. and IONA Finance are wholly-owned and controlled directly by IONA Technologies PLC; Netfish is wholly-owned and controlled by IONA U.S.

D.  Property, Plants and Equipment

   Our headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space. Our lease of these headquarters expires in August 2023, subject to our right to terminate the lease in August 2013. We currently occupy 44,650 square feet of the office space and sublet the remainder. The principal U.S. office of our wholly-owned subsidiary, IONA Technologies, Inc., is located in a leased facility in Waltham, Massachusetts, consisting of approximately 61,000 square feet of office space under a lease expiring 2006, subject to our right to renew for an additional term of five years expiring in 2011. Our wholly owned U.S. subsidiary's Santa Clara, California facility consists of approximately 47,900 square feet of office space under a lease expiring November 2002 through January 2006. In addition, our wholly-owned subsidiaries maintain offices in California, Colorado, Florida, Illinois, New York, Texas, Virginia, Brisbane, Newfoundland (Canada), Frankfurt, Hong Kong, Karlsruhe (Germany), London, Melbourne, Milan, Paris, Reading (U.K.), Rome, Singapore, Sydney and Tokyo. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We expect in the future to move to new or expand into additional facilities. Any such move or expansion could have a material adverse effect on our business, financial condition and results of operation or could cause a disruption in the development or marketing of products. For more information, please see Item 3.D. "Risk Factors--If we do not manage our rapid growth and geographically dispersed operations successfully, we may be unable to respond to changing market conditions."

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The following discussion and analysis of financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements for the periods specified and associated notes included in
Item 3.A. "Selected Financial Data." The following discussion and analysis of financial condition and results of operations contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements of our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements, including risks and uncertainties relating to the integration of recent and future acquisitions; the launch of IONA's End 2 Anywhere strategy for Web Services Integration; growth in market demand for Web services and integration; IONA's enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. Further reference should be made to Item 3.D. "Risk Factors."

A.  Operating Results

Overview

   We provide software that enables our customers to develop, deploy, integrate and manage applications within the enterprise and across the firewall to the extended enterprise. Our comprehensive, standards-based products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. Our products are designed to enable the rapid alignment of evolving business processes with distributed information technology systems to reach customers, partners, suppliers and employees, which we refer to as "End 2 Anywhere(TM)" or "E2A(TM)". We offer professional services including ongoing customer support and maintenance as well as high-level design consultation, developer education and product implementation.

   Our revenue is derived from product license fees and charges for support and global services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when earned.

   Our total revenue grew by 18.1% to $180.7 million in 2001 from $153.1 million in 2000 and by 45.2% to $153.1 million in 2000 from $105.4 million in 1999. Total revenue from customers located outside the United States was $61.0 million in 2001, $50.0 million in 2000 and $37.8 million in 1999. Total revenue from customers located outside the United States accounted for approximately 33.8% of total revenue in 2001, 32.6% of total revenue in 2000 and 35.9% of total revenue in 1999. No single customer accounted for more than 10% of total revenue in 2001, 2000 or 1999.

   To date, we have derived substantially all of our revenue from the licensing of our enterprise integration and application server software products that currently compose our Orbix E2A Application Server Platform, and fees from related services. We expect that our recently introduced products will increasingly contribute to our revenue. We market our E2A software products, consisting of our Orbix E2A Application Server Platform and Orbix E2A Web Services Integration Platform, through our direct sales organization and through software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

   Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue and higher gross margins on direct sales than on sales through indirect channels.

   Our operating expenses, excluding stock compensation, in-process research and development, amortization of goodwill and purchased intangible assets, restructuring, write-off of assets, and settlement of litigation have increased in absolute dollar amounts in each consecutive year from 1996 through 2001. This trend reflects our rapid transition from concentrating primarily on product development to marketing and licensing products, offering services and developing our software. We intend to continue to increase expenditures in all operating areas.

   We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Recent Acquisitions

   In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. These ordinary shares will be issued and distributed to the holders of the outstanding Netfish shares over a two-year period from the date of merger, after adjusting for any indemnification payments made. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation, and to acquired in-process research and development for which technological feasibility had not been established and for which alternative future uses did not exist based on independent valuation.

   In 2001, we acquired Object-Oriented Concepts, Inc. (OOC). The total consideration consisted of $3.0 million in cash, 730,453 newly-issued ordinary shares and 178,131 ordinary shares issuable upon the exercise of replacement options. Of the newly-issued ordinary shares, 262,129 were subject to return to us as a purchase price adjustment upon the failure of OOC to achieve certain performance targets. Some of these performance targets were achieved in 2001. As a result, 174,735 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved. As of March 1, 2002, the remaining 87,394 ordinary shares were no longer subject to return to us and were also recorded as additional purchase price. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation.

   In 2001, we obtained from Software AG, Inc. a non-exclusive license to Sagavista application integration software for $10.0 million and hired a substantial portion of the Software AG, Inc. engineering team responsible for the development of the technology.

   In 2000, we acquired Genesis Development Corporation (Genesis). At the time of acquisition, 176,156 ordinary shares were subject to return to us as a purchase price adjustment upon the failure of Genesis to achieve certain performance targets. The contingency was resolved in May 2001 and, consequently, the ordinary shares no longer subject to return were recorded as additional purchase price based on their fair market value at the time the contingency was resolved.

Critical Accounting Policies and Estimates

   Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

   On an on-going basis, we evaluate our estimates, including those related to bad debts, intangible assets, investments, foreign currency, income taxes, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   We believe the critical accounting policies described below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

   We recognize the majority of our revenue pursuant to software license agreements. Revenue from software license agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. A signed license agreement, purchase order or a written contract is used as evidence of an arrangement.

   We maintain allowances for doubtful accounts for estimated losses resulting form the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

   We generate a portion of our revenues and corresponding accounts receivable through sales denominated in currencies other than the U.S. dollar. Historically, the foreign currency gains and losses on these receivables have not been significant, and we have determined that foreign currency derivative products are generally not required to hedge our exposure. If there were a significant decline in the euro exchange rate, the U.S. dollar equivalents we would receive from our customers could be less than the reported amount.

  Marketable Securities

   We currently classify our marketable securities as trading securities. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these securities are measured at fair market value in the financial statements with unrealized gains or losses reflected in earnings. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses that would be reflected in earnings.

  Impairment of Intangible Assets

   We assess the impairment of identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

   Factors considered important, which could trigger an impairment review, include the following:

  . significant under performance relative to expected historical or projected future operating results;

  . significant changes in the manner or our use of the acquired assets or the strategy for our overall business;

  .   significant negative industry or economic trends; and

  . significant decline in our stock price for a sustained period; and our market capitalization relative to net book value.

   When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more indicators of impairment, any impairment is measured based on a projected net discounted cash flow expected to result from the asset, including eventual disposition.

   Following our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we will cease to amortize goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. Based on current circumstances, we believe the application of the new rules will not have a material impact on our consolidated financial statements.

Taxation

   We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. See Item 10.E. "Taxation." We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. "Risk Factors--If our effective tax rate increases, our business and financial results would be adversely impacted."

Results of Operations

   The following table sets forth certain operating data as a percentage of total revenue for the periods indicated (subtotals not adjusted for rounding):

                                                                 Year Ended December 31,
                                                                 ----------------------
                                                                  2001    2000    1999
                                                                 -----   -----   -----
Revenue:
   Product revenue..............................................  65.4%   68.9%   67.6%
   Service revenue..............................................  34.6    31.1    32.4
                                                                 -----   -----   -----
       Total revenue............................................ 100.0   100.0   100.0
                                                                 -----   -----   -----
Cost of revenue:
   Cost of product revenue......................................   1.8     2.3     2.3
   Cost of service revenue......................................  19.3    17.3    20.0
                                                                 -----   -----   -----
       Total cost of revenue....................................  21.1    19.6    22.3
                                                                 -----   -----   -----
       Gross profit.............................................  78.9    80.4    77.7
Operating expenses:
   In-process research and development..........................   2.0      --      --
   Research and development.....................................  22.3    17.6    20.1
   Sales and marketing..........................................  48.9    41.6    41.5
   General and administrative...................................   8.5     7.9     9.9
   Amortization of goodwill and purchased intangible assets.....  41.8     5.1     0.4
   Restructuring................................................   3.2      --      --
   Write-off of assets and related costs........................    --      --     1.6
   Settlement of litigation.....................................    --     0.9      --
                                                                 -----   -----   -----
       Total operating expenses................................. 126.6    73.0    73.6
                                                                 -----   -----   -----
Income (loss) from operations................................... (47.7)    7.4     4.1
   Interest income, net.........................................   1.4     2.7     2.4
   Net exchange loss............................................  (0.3)   (0.3)   (0.4)
   Gain on sale of investment and other income..................   0.1     1.2      --
                                                                 -----   -----   -----
   Income (loss) before provision for (benefit of) income taxes. (46.5)   11.1     6.2
   Provision for (benefit of) income taxes......................  (0.3)    1.8     1.0
                                                                 -----   -----   -----
   Net income (loss) available to Ordinary Shareholders......... (46.2)    9.3%    5.2%
                                                                 =====   =====   =====
Gross profit:
   Product......................................................  97.3%   96.7%   96.6%
   Service......................................................  44.1%   44.3%   38.2%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

  Total Revenue

   Total revenue increased by 18.1% to $180.7 million in 2001 from $153.1 million in 2000. Total revenue from customers located outside the United States represented 33.8% of total revenue in 2001 and 32.6% of total revenue in 2000, or $61.0 million and $50.0 million, respectively.

   Product Revenue. Product revenue increased by 12.0% to $118.2 million, or 65.4% of total revenue, in 2001 compared to $105.5 million, or 68.9% of total revenue, in 2000. The increase in product revenue was primarily attributable to our continued efforts to develop and market our product set and to expand our enterprise sales capability, offset in part by a reduced demand for our products in the third and fourth quarters of 2001 due to general economic conditions and the events of September 11, 2001.

   Service Revenue. We provide global services, consisting of consulting and training, customer support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue increased by 31.6% to $62.5 million, or 34.6% of total revenue, in 2001 from $47.5 million, or 31.1% of total revenue, in 2000. The increase in service revenue was principally due to the increase of our enterprise sales combined with increasing global service and support revenues associated with a growing customer base.

  Cost of Revenue

   Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $3.2 million, resulting in a product gross margin of 97.3%, in 2001 compared to $3.5 million, resulting in a product gross margin of 96.7%, in 2000. The increase in product gross margin was primarily attributable to shipping and material efficiencies, and lower third-party royalty expenses.

   Cost of Service Revenue.   Cost of service revenue consists primarily of
personnel costs for consultancy, training, technical support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $34.9 million, resulting in a service gross margin of 44.1%, in 2001 compared to $26.5 million, resulting in a service gross margin of 44.3%, in 2000. The decrease in service gross margin was primarily attributable to an increase in service personnel to support our expanding customer base.

  Operating Expenses

   In-process research and development. In connection with our acquisition of Netfish, we recorded a $3.6 million charge, or 2.0% of total revenue, in 2001 to account for acquired in-process research and development, for which technological feasibility had not been established and for which alternative future uses did not exist.

   Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $40.3 million, or 22.3% of total revenue, in 2001 compared to $26.9 million, or 17.6% of total revenue, in 2000. The increase in research and development expenses both in dollar amount and as a percentage of total revenue was primarily the result of an increase in personnel and the development of our Orbix E2A software products. We expect our research and development expenses to increase in dollar amount in future periods to continue our investment in current and future technologies.

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $88.4 million, or 48.9% of total revenue, in 2001 compared to $63.7 million, or 41.6% of total revenue, in 2000. The increase in sales and marketing expenses both in dollar amount and as a percentage of total revenue was due to continuing investment in direct enterprise sales capability as well as increased investment in marketing our product set. We expect that sales and marketing will continue to increase in dollar amount in future periods as we continue to expand our enterprise sales and marketing capabilities, raise the awareness of our Orbix E2A software products and expand our strategic alliances.

   General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees and depreciation. General and administrative expenses were $15.3 million, or 8.5% of total revenue, in 2001 compared to $12.0 million, or 7.9% of total revenue, in 2000. The increase in general and administrative expenses both in dollar amount and as a percentage of total revenue was due primarily to the integration of Netfish. We expect that general and administrative expenses will increase in dollar amount in future periods to support our increased scale of operations.

   Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets consists of the amortization of intangible assets acquired by us and the amortization of goodwill from acquisitions. Amortization of goodwill and purchased intangible assets was $75.6 million, or 41.8% of total revenue, in 2001 compared to $7.8 million, or 5.1% of total revenue, in 2000. The increase in amortization of goodwill and purchased intangible assets is attributable to the acquisitions of Netfish in May 2001 and OOC in February 2001, as well as other acquisitions in 2000 and 2001.

   Beginning in the first quarter of 2002, we will apply the new rules on accounting for goodwill and other intangible assets, in accordance with Statements of Financial Accounting Standards, No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. We will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. Based on current circumstances, we believe the application of the new rules will not have a material impact on our consolidated financial statements.

   Restructuring. In 2001, our management and board of directors approved restructuring plans, which included initiatives to integrate the operations of the recently acquired companies, consolidate duplicative facilities and reduce overhead. Total accrued restructuring costs of $5.7 million were recorded. Restructuring expenses consist of involuntary employee separation benefits related to the reduction of approximately 195 employees worldwide and costs associated with the closure and consolidation of office space principally in the United States. In 2001, we substantially completed these restructuring plans, resulting in payments of $3.7 million in severance and related benefits to employees worldwide and approximately $700,000 in facility closure costs. At December 31, 2001, $1.3 million related to additional facility closure and consolidation costs remained to be paid, with cash outlays expected to be completed by the end of 2004.

   Settlement of Litigation. In March 2000, RSA Securities, Inc. (RSA) and the Massachusetts Institute of Technology filed suit against us alleging that we breached the terms of our patent license agreement with RSA. In June 2000, we entered into a confidential settlement agreement with RSA to settle all outstanding claims among the parties. Costs associated with the settlement of this litigation amounted to $1.4 million. There were no costs associated with the settlement of this litigation incurred in 2001, and we do not believe that any additional payments will be due in connection with this settlement.

  Income (Loss) from Operations

   We generated an operating loss of $86.3 million, or 47.7% of total revenue, in 2001 compared to an operating profit of $11.3 million, or 7.4% of total revenue, in 2000. Operating income, as adjusted to eliminate stock compensation, in-process research and development, amortization of goodwill and purchased intangible assets, restructuring and settlement of litigation, would have been approximately $300,000, or 0.1% of total revenue, in 2001 and $20.9 million, or 13.7% of total revenue, in 2000. The amount of operating income in 2001, adjusted to eliminate stock compensation, in-process research and development, the amortization of goodwill and purchased intangible assets, restructuring and settlement of litigation, reflects our consistent investment in our direct enterprise sales capability, continued efforts to develop and market our product set and the integration of Netfish, as well as general economic conditions and more cautious IT spending in the second half of 2001.

  Other Income, Net

   Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $2.5 million in 2001 compared to $4.1 million in 2000. The decrease in interest income, net was due primarily to lower average balances held in these accounts as well as declining interest rates during 2001.

   Net exchange loss was $468,000 in 2001 compared to $384,000 in 2000. The net exchange loss for 2001 was primarily due to the strength of the dollar against the Japanese yen.

   Gain on sale of investment and other income was $164,000 in 2001 compared to $1.9 million in 2000. During 2000, we sold over 75% of our investment in a publicly-owned company and sold the remaining shares in the first quarter of 2001.

  Income Taxes

   Income tax benefit was $568,000 in 2001 compared to income tax of $2.8 million in 2000. Deferred tax assets were not recognized in respect of the net operating loss carryforwards in either year because realization was not sufficiently assured.

   If tax authorities in jurisdictions other than Ireland were to challenge successfully the manner in which profits are recognized within IONA or, more generally, the jurisdiction in which income is subject to taxation, our prevailing effective tax rate will increase and our cash flows and results of operations could be materially adversely affected.

   At December 31, 2001, we had a net operating loss carryforward of approximately $42.0 million for U.S. federal income tax purposes. At December 31, 2001, we had a net operating loss carryforward of approximately $2.0 million for Australian tax purposes, which carries forward indefinitely. At December 31, 2000, we had a net operating loss carryforward of approximately $24.5 million for U.S. federal income tax purposes. At December 31, 2000, we had a net operating loss carryforward of approximately $1.9 million for Australian tax purposes, which carries forward indefinitely.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

  Total Revenue

   Total revenue increased by 45.2% to $153.1 million in 2000 from $105.4 million in 1999. Total revenue from customers located outside the United States represented 32.6% of total revenue in 2000 and 35.9% of total revenue in 1999, or $50.0 million and $37.8 million, respectively.

   Product Revenue. Product revenue increased by 48.1% to $105.5 million in 2000 compared to $71.3 million in 1999. The increase in product revenue was primarily attributable to our continued efforts to develop and market our product set and the expansion of our enterprise sales capability.

   Service Revenue. Service revenue increased by 39.1% to $47.5 million in 2000 from $34.2 million in 1999. The increase in service revenue was principally due to the expansion of our enterprise sales capability combined with increasing global service and support revenues associated with a growing customer base.

  Cost of Revenue

   Cost of Product Revenue. Cost of product revenue was $3.5 million, resulting in a product gross margin of 96.7%, in 2000 compared to $2.4 million, resulting in a product gross margin of 96.6%, in 1999.

   Cost of Service Revenue. Cost of service revenue was $26.5 million, resulting in a service gross margin of 44.3%, in 2000 compared to $21.1 million, resulting in a service gross margin of 38.2%, in 1999. The increase in service gross margin was primarily attributable to efficiencies realized from deploying our service personnel over a growing customer base.

  Operating Expenses

   Research and Development. Research and development expenses were $26.9 million, or 17.6% of total revenue, in 2000 compared to $21.2 million, or 20.1% of total revenue, in 1999. This increase in research and development expenses in dollar amount was primarily the result of an increase in personnel, an increase in the use of external contractors and depreciation expenses arising from the acquisition of computer equipment.

   Sales and Marketing. Sales and marketing expenses were $63.7 million, or 41.6% of total revenue, in 2000 compared to $43.8 million, or 41.5% of total revenue, in 1999. This increase in sales and marketing expenses was due to continuing investments in our direct enterprise sales capability and associated marketing activities.

   General and Administrative. General and administrative expenses were $12.0 million, or 7.9% of total revenue, in 2000 compared to $10.5 million, or 9.9% of total revenue, in 1999. General and administrative expenses decreased as a percentage of revenue due to economies of scale achieved as a result of infrastructure investments.

   Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets was $7.8 million in 2000 compared to $454,000 in 1999.

   Write-off of Assets and Related Costs. In August 1999, our subsidiary, IONA Technologies, Inc., relocated its U.S. headquarters from Cambridge, Massachusetts to a larger facility in Waltham, Massachusetts. As a result of this relocation, we wrote off assets and incurred costs totaling $1.7 million. There was no write-off of assets in 2000.

   Settlement of Litigation. In March 2000, RSA and the Massachusetts Institute of Technology filed suit against us alleging that we breached the terms of our patent license agreement with RSA. In June 2000, we entered into a confidential settlement agreement with RSA to settle all outstanding claims among the parties. Costs associated with the settlement of this litigation amounted to $1.4 million.

  Income from Operations

   We generated an operating profit of $11.3 million, or 7.4% of total revenue, in 2000 compared to an operating profit of $4.4 million, or 4.1% of total revenue, in 1999. Operating profit, as adjusted to eliminate stock compensation, amortization of goodwill and purchased intangible assets, write-off of assets and related costs, and settlement of litigation would have been $20.9 million, or 13.7% of total revenue, in 2000 and $6.5 million, or 6.2% of total revenue, in 1999. The increased operating margin in 2000 (eliminating stock compensation, amortization of goodwill and purchased intangible assets, write-off of assets and related costs, and settlement of litigation) reflects our continued efforts to develop and market our product family, and to develop an enterprise sales capability.

  Other Income, Net

   Interest income, net, represents interest earned on cash and investment balances. Interest income, net was $4.1 million in 2000 compared to $2.6 million in 1999, primarily due to greater amounts available for investment and higher interest rates.

   Net exchange loss was $384,000 in 2000 compared to a net exchange loss of $379,000 in 1999. The increase in net exchange loss for 2000 was primarily due to the strength of the dollar against the euro.

  Gain on Sale of Investment and Other Income

   Gain on sale of investment and other income for 2000 is comprised primarily of the realized gains earned on the sale of over 75% of our investment in a publicly-owned company. There were no shares sold in 1999.

  Income Taxes

   Income taxes were $2.8 million in 2000 compared to $1.1 million in 1999, representing an effective tax rate of approximately 16.5% for 2000 and 16.6% for 1999. Deferred tax assets were not recognized in respect of the net operating loss carryforwards in either year because realization was not sufficiently assured.

   If tax authorities in jurisdictions other than Ireland were to challenge successfully the manner in which profits are recognized within IONA or, more generally, the jurisdiction in which income is subject to taxation, our prevailing effective tax rate will increase and our cash flows and results of operations could be materially adversely affected.

   At December 31, 2000, we had a net operating loss carryforward of approximately $24.5 million for U.S. federal income tax purposes. At December 31, 2000, we had a net operating loss carryforward of approximately $1.9 million for Australian tax purposes, which carries forward indefinitely. At December 31, 1999, we had a net operating loss carryforward of approximately $3.0 million for U.S. federal income tax purposes, which expires from 2011 to 2014.

Exposure to Currency Fluctuations

   Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized exchange losses of $468,000 for 2001 and $384,000 for 2000. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Prior to 1999, we had sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any hedging techniques implemented by us may not be successful and exchange rate fluctuations may materially adversely affect our business, financial condition and results of operations. See also Item 11. "Quantitative and Qualitative Disclosure About Market Risk."

B.  Liquidity and Capital Resources

   We announced on February 28, 2002 a public offering of 4,000,000 of our American Depositary Shares, representing 4,000,000 of our ordinary shares, at a price of $15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over-allotments. The net proceeds from the offering of the 4,600,000 shares were approximately $63.7 million.

   Net cash provided by operating activities was $38.1 million in 2001, $24.0 million in 2000 and $1.1 million in 1999 which includes the net sale of marketable securities of $34.7 million in 2001 and investments in high quality, marketable securities (net of sales and maturities) of $4.3 million in 2000 and $3.4 million in 1999. Net cash provided from financing activities was $7.6 million in 2001, $22.6 million in 2000 and $12.2 million in 1999 which includes the issuance of shares (net of issuance costs) of $7.6 million in 2001, $22.6 million in 2000 and $11.4 million in 1999.

   During 2001, we:

  . invested $5.4 million for the purchase of furniture, fixtures and equipment, for further investment in our management information systems and for capital expenditures relating to increased employee headcount;

  . acquired Netfish Technologies, Inc. and as part of the acquisition expended $30.9 million;

  . acquired Object-Oriented Concepts, Inc. and as part of the acquisition expended $3.0 million; and

  . invested $15.5 million in technology which had reached technological feasibility.

   We are obligated to make average lease payments of approximately $1.2 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $2.0 million per year through 2006 with respect to our U.S. subsidiary's Waltham, Massachusetts facility; approximately $530,000 per year through 2006 with respect to our U.S. subsidiary's San Mateo, California facility; approximately $1.9 million per year through 2006 with a majority ending in 2005 with respect to our U.S. subsidiary's Santa Clara, California facility; approximately $276,000 per year through 2004 with respect to our U.S. subsidiary's Reston, Virginia facility; approximately $196,000 per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; and approximately $122,000 per year through 2009 (subject to an option to exit in 2004) with respect to our Frankfurt, Germany facility.

   We believe that our current sources of liquidity are sufficient to finance our operations for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.

   It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

C.  Research and development, patents and licenses, etc.

   For a discussion of our research and development activities, patents and licenses, please see Item 4.B. "Business Overview--Product Development" and "Business Overview-- Patents and Proprietary Technology."

   The total amount spent in the last three years on IONA-sponsored research and development activities is $88,361,000, excluding intangible assets and in-process research and development. Of that amount, $40,260,000 was spent in 2001, $26,906,000 was spent in 2000 and $21,195,000 was spent in 1999.

D.  Trend Information

   For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. "Operating Results" and 5.B. "Liquidity and Capital Resources."

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

   The names of our executive officers and directors as of June 1, 2002, and certain biographical information furnished by them, are set forth below.

        Name          Age                         Position
        ----          ---                         --------
Christopher J. Horn++ 45  Non-Executive Chairman of the Board
Barry S. Morris++.... 39  Chief Executive Officer and Director
Sean Baker........... 43  Chief Corporate Scientist and Director
Daniel Demmer........ 38  Chief Financial Officer
Eric Newcomer........ 47  Chief Technology Officer
David James.......... 49  Executive Vice President, Corporate Development
Robert J. Potter..... 48  Executive Vice President, Business Operations
John Giblin.......... 51  Senior Vice President, Engineering and Customer Services
Michael Waclawiczek.. 48  Senior Vice President, Product and Industry Solutions
Susan H. Alexander... 45  General Counsel and Secretary
John Conroy+++....... 42  Non-Executive Director
Ivor Kenny+*......... 72  Non-Executive Director
James D. Maikranz++.. 54  Non-Executive Director
Kevin Melia+*........ 54  Non-Executive Director
Francesco Violante*.. 51  Non-Executive Director

--------
+  Member of Audit Committee
*  Member of Compensation Committee
++ Member of Nominating Committee

   Dr. Christopher J. Horn has served as our Chairman of the Board since our inception. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA's Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn is a board member of CR2 Ltd., a provider of banking and card payment solutions, and Sepro, a billing software company. He is a member of the advisory board of Delta Partners, a venture capital company, and of HotOrigin, an early-stage investment and specialist consultancy company. Dr. Horn is Vice Chairman of the Irish Management Institute (IMI) in Dublin and Chairman of the Ireland China Association; and serves as a director for a number of charities including the Irish Brain Research Foundation, the Community Foundation for Ireland, UNICEF Ireland and the Trinity Foundation. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

   Barry S. Morris has served as our Chief Executive Officer since May 2000. Mr. Morris is the visionary behind IONA's End 2 Anywhere Web services integration strategy. Since joining IONA in 1994, Mr. Morris has served as our Chief Operating Officer from April 1999 to May 2000, as our Executive Vice President, Operations from July 1998 to April 1999, as our Senior Vice President, Product Development from September 1996 until July 1998, as our Vice President, Business Development from December 1995 until September 1996, as our Vice President, Product Management from April 1995 until December 1995, and as our Channel Manager and Business Development Manager from November 1994 until April 1995. Prior to joining IONA, Mr. Morris was a consultant at Digital Equipment Corporation and worked at Lotus Development Corporation, Protek Electronics Ltd. and Leading Technology Inc. Mr. Morris was awarded an Honorary Doctorate in Business Administration (DBA) conferred by the International Management Centres Association (IMCA) in August of 2001. He received his Bachelor of Arts in Engineering Science from New College, Oxford University.

   Dr. Sean Baker has served as our Chief Corporate Scientist since September 2001. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000 and as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

   Daniel Demmer has served as our Chief Financial Officer since May 2000. Mr. Demmer served as our Vice President Finance and Treasurer from February 1998 until May 2000. From 1987 to 1997, Mr. Demmer worked at Digital Equipment Corporation in a variety of positions including Director of Corporate Financial Planning and Analysis and Assistant Corporate Controller. Mr. Demmer holds a Bachelor of Science in Finance from the University of Maryland.

   Eric Newcomer has served as Chief Technology Officer at IONA since April 2002. Prior to that, he served as our Vice President of Engineering, Web Services Integration Products, from November 1999 to March 2002. Before joining IONA, Mr. Newcomer was a Senior Member of Technical Staff and Manager of the COM+ Expertise Center, Enterprise Application Server Engineering, NT Program Office, at Digital Equipment Corporation/Compaq Computer from October 1997 to October 1999. Mr. Newcomer is a member of the XML Protocols and Web Services Architecture working groups at the W3C and IONA's Advisory Committee representative to UDDI.org. Mr. Newcomer is the author of Understanding Web Services published in May 2002 by Addision Wesley, co-author of Principles of Transaction Processing published in January 1997 by Morgan Kaufman and the author of numerous whitepapers and articles. Mr. Newcomer received his B.A. in American Studies from Antioch College, with a minor in computer science.

   David James has served as our Executive Vice President, Corporate Development since May 2000. Mr. James served as our Senior Vice President and Chief Financial Officer from July 1997 until May 2000. He also held the position of Treasurer from July 1997 to February 1998. Prior to joining IONA, Mr. James was Vice President Finance and Treasurer of Marcam Corporation, a provider of enterprise resource planning software, from February 1995 until July 1997 and a financial analyst, manager and controller for Digital Equipment Corporation from 1981 to 1995. Mr. James received his Bachelor of Arts from the University of Pennsylvania and holds a Masters of Business Administration from the Colgate Darden School at the University of Virginia.

   Robert J. Potter has served as our Executive Vice President, Business Operations since May 2000. Mr. Potter served as our Senior Vice President, Worldwide Sales and Services from April 1999 until May 2000. Prior to joining IONA, Mr. Potter was Executive Vice President of Riverton Corporation, a technology consulting firm, from May 1997 through March 1999. Prior to that, he was Senior Vice President, Worldwide Sales and Services of eXcelon Corp., formerly Object Design, Inc. Prior to that, he worked at Electronic Data Systems Corporation (EDS), formerly McDonnell Douglas Information Systems Company. Mr. Potter received his Bachelor of Science in Marketing from Providence College and holds a Masters of Business Administration from the University of Rhode Island.

   John Giblin has served as our Senior Vice President, Engineering and Customer Services since February 1999. Prior to joining IONA, Mr. Giblin was employed by Digital Equipment Corporation Europe from 1971 until 1999, most recently as Director of Technical Support from October 1997 to February 1999 and Group Engineering Manager from 1995 to 1997.

   Dr. Michael Waclawiczek has served as our Senior Vice President of Product and Industry Solutions at IONA since April 2002. Prior to that, he served as our Vice President of Product Management from October 2000 to March 2002, and as our Product Director for Orbix 2000 from July 1999 to February 2002. Before joining IONA, Dr. Waclawiczek was Director of Product Management and Planning at Riverton Software Corporation from August 1997 to July 1999. Prior to his corporate experience, Dr. Waclawiczek was an assistant professor at the Technical University of Vienna, Institute for Fluid Mechanics and Heat Transfer in Vienna, Austria. Dr. Waclawiczek received his doctorate in Mechanical Engineering and his Master's degree in Mechanical and Chemical Process Engineering from the Technical University of Vienna.

   Susan H. Alexander has served as our General Counsel and Secretary since June 2001. Prior to joining IONA, Ms. Alexander was counsel for Cabot Corporation, a specialty chemical company, from January 1995 until June 2001. From 1990 to 1995, Ms. Alexander was a partner with the law firm of Hinckley Allen & Snyder of Boston, Massachusetts. Prior to joining Hinckley Allen & Snyder, Ms. Alexander was a partner with the law firm of Fine & Ambrogne of Boston. Ms. Alexander received her Juris Doctor from Boston University and received her Bachelor of Arts from Wellesley College.

   John Conroy has served as a non-executive director since May 2001. Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company, since 1999. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates, and eircom plc, an Irish communications company. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for NCB Stockholders Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds a Masters of Business Administration from Trinity College, Dublin.

   Dr. Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny, as a Senior Research Fellow at University College Dublin, works with international organizations on their business strategies. He is also the author of nine books on strategic leadership. He is a director of Independent News and Media PLC and a former Chairman of Smurfit Paribas Bank and of Odyssey PLC. He was a director of Kerry Group PLC until May 2001. He is also President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities.

   James Maikranz has served as a non-executive director since July 2001. Mr. Maikranz served J.D. Edwards, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards, Mr. Maikranz served SAP, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, an oil and gas industry firm, and Info Services, a provider of HR software applications. Mr. Maikranz was a founder and member of the Board of Directors of Chaptec Company, Splash Pond and Stratascope. Mr. Maikranz has also been an advisory board member for I2 and is currently on the board of directors for Healy-Hudson Corporation, Swift Rivers and Lombardi Software.

   Kevin Melia has served as a non-executive director since May 1994. Since June 1994, Mr. Melia has served as Chairman of Manufacturers' Services Ltd., an electronics manufacturing outsourcing company. From June 1994 to December 2001, Mr. Melia served as Chief Executive Officer of Manufacturers' Services Ltd. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of Horizon Technology PLC.

   Francesco Violante has served as a non-executive director since May 2001. Mr. Violante is Regional Vice President of EDS Europe. Prior to joining EDS, Mr. Violante served as Senior Vice President at SITA, a global airline reservation systems company, and as Chief Information Officer of Telecom Italia. Mr. Violante has also held numerous executive management positions at Compaq Europe and Digital Equipment Corporation.

B.  Compensation

   The following table sets forth information concerning the aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group for the fiscal year ended December 31, 2001:

                                                                               Long-Term Compensation
                                                                    --------------------------------------------
                                          Salary and Fees           Securities Underlying Pension Retirement and
                                                ($)       Bonus ($)      Options (#)       Similar Benefits ($)
                                          --------------- --------- --------------------- ----------------------
All directors and executive officers as a
  group (15) persons.....................   $1,903,810    $595,398         476,000               $89,064

   The following table sets forth information concerning total compensation earned by or paid to our directors for the fiscal year ended December 31, 2001:

                                                 Director's
           Name                 Salary   Bonus      Fees     Total
           ----                -------- -------- ---------- --------
           Christopher J. Horn $254,294 $ 44,501       --   $298,795
           Barry S. Morris.... $373,333 $134,750       --   $508,083
           Sean Baker......... $121,105 $  2,000       --   $123,105
           John Conroy........       --       --  $24,000   $ 24,000
           Ivor Kenny.........       --       --  $42,000   $ 42,000
           James D. Maikranz..       --       --  $19,500   $ 19,500
           Kevin Melia........       --       --  $42,000   $ 42,000
           Annrai O'Toole(1)..       --       --       --         --
           Francesco Violante.       --       --  $24,000   $ 24,000

--------
(1) Mr. O'Toole resigned from our Board of Directors effective April 26, 2002.

   In 2001, our non-executive directors each received fees of $3,000 per month for service on our Board of Directors and committees thereof. In addition, each of Mr. Melia and Dr. Kenny received $3,000 for each substantive meeting of the committee of which he served as chairman. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.

   The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2001.

                          Number of Options
                             To Purchase
                           Ordinary Shares  Exercise Price
      Name(1)                  Granted        Per Share    Expiration Date
      -------             ----------------- -------------- ---------------
      Christopher J. Horn           --                 --         --
      Barry S. Morris....       80,000       $13.45-23.00       2011
      Sean Baker.........       27,000       $13.45-23.00       2011
      James Boak(2)......      100,000       $       9.55       2011
      Daniel Demmer......       35,000       $13.45-23.00       2011
      David James........       35,000       $41.00-65.25       2011
      Robert J. Potter...       45,000       $13.45-23.00       2011
      John Giblin........       27,000       $13.45-23.00       2011
      Susan H. Alexander.      100,000       $      13.45       2011
      John Conroy........       30,000       $      43.15       2011
      Ivor Kenny.........       21,000       $      31.15       2011
      James D. Maikranz..       30,000       $      33.80       2011
      Kevin Melia........        3,000       $      31.15       2011
      Annrai O'Toole(3)..        3,000       $      31.15       2011
      Francesco Violante.       30,000       $      43.15       2011

--------
(1) Mr. Newcomer and Dr. Waclawiczek became executive officers of IONA in April 2002 and, therefore, are not included in the above table.
(2) Mr. Boak resigned from IONA effective May 31, 2002.
(3) Mr. O'Toole resigned from our Board of Directors effective April 26, 2002.

   All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes, please see Item 6.E. "Share Ownership."

C.  Board Practices

   The following table sets forth certain information concerning our directors and executive officers as of December 31, 2001. Mr. Newcomer and Dr. Waclawiczek became executive officers of IONA in April 2002 and, therefore, are not included in the following table.

                                                                     Termination/Renewal
       Name              Office(s) Held       Commencement of Office  Date of Office(1)
       ----              --------------       ----------------------  -----------------
Christopher J. Horn Non-Executive Director        March 1991           2003
                    Chairman                      May 2000             Not applicable

Barry S. Morris.... Director                      May 2000             2004
                    Chief Executive Officer       May 2000             Not applicable

Sean Baker......... Director                      March 1991           2002
                    Chief Corporate Scientist     September 2001       Not applicable

James Boak......... Chief Technology Officer      September 2001       April 2002

Daniel Demmer...... Chief Financial Officer       May 2000             Not applicable

David James........ Executive Vice President,     May 2000             Not applicable
                    Corporate Development

Robert J. Potter... Executive Vice President,     May 2000             Not applicable
                    Business Operations

John Giblin........ Senior Vice President,        February 1999        Not applicable
                    Engineering & Customer
                    Services

Susan H. Alexander. General Counsel               June 2001            Not applicable
                    and Secretary

John Conroy........ Non-Executive Director        May 2001             2003

Ivor Kenny......... Non-Executive Director        August 1999          2004

James D. Maikranz.. Non-Executive Director        July 2001            2002

Kevin Melia........ Non-Executive Director        May 1994             2002

Annrai O'Toole..... Non-Executive Director        March 1991           April 2002

Francesco Violante. Non-Executive Director        May 2001             2004

--------
(1) Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed.

   The executive directors each have contracts of employment (for
Irish-resident directors) or terms of engagement (for US-resident directors). These agreements do not provide the executive directors with any benefits upon termination of employment.

   We have not entered into any service agreements with our non-executive directors. We pay our non-executive Chairman of the Board an annual stipend of
(Euro)126,874 for serving as chairman of the Board of Directors. We pay our other non-executive directors fees of $3,000 per month for service on our Board of Directors and $1,500 for attendance at each meeting thereof, subject to an annual maximum of $48,000.

   In addition, each non-executive director who serves as chairman of a committee of the Board of Directors receives $3,000 for each committee meeting of which he serves as chairman, subject to an annual maximum of

$12,000. We pay each other non-executive director who serves on a committee $1,500 for each committee meeting that he attends, subject to an annual per person maximum of $6,000 per committee.

  Board Committees

   Audit Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors, approves the fees and other compensation to be paid to the auditors, and reviews any internal audits the Company may perform. The members of the Audit Committee are Mr. Conroy, Dr. Kenny and Mr. Melia. Mr. Melia serves as chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its Charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission or other regulatory bodies. The Audit Committee also reviews at least once each year the terms of all material transactions and arrangements between us and our affiliates. The Audit Committee also reviews the performance of our independent accounting firm and reviews the adequacy of the internal financial and accountancy controls.

   The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee which are not limited to solely those outlined above.

   Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option and share purchase schemes. The members of the Compensation Committee are Dr. Kenny, Mr. Melia and Mr. Violante. Dr. Kenny serves as chairman of the Compensation Committee.

   Nominating Committee. The Nominating Committee reviews the structure, size and composition of the Board of Directors and makes recommendations to the Board of Directors with regard to any adjustments deemed necessary. The Nominating Committee is responsible for identifying and nominating candidates for the approval of the Board of Directors to fill Board vacancies as and when they arise. The Nominating Committee reviews potential conflicts of prospective Board members and prospective outside directorships of other companies by existing Board members and executive officers of the Company. No Board member or executive officer may accept an outside directorship without the prior approval of the Nominating Committee. The Nominating Committee is composed of the Chairman of the Board, who serves as the chairman of the Committee, two (2) non-executive directors, and our Chief Executive Officer, who serves ex officio. The members of the Nominating Committee are Dr. Horn, Mr. Maikranz, Mr. Conroy and Mr. Morris (ex officio). Dr. Horn serves as chairman of the Nominating Committee.

D.  Employees

   For a discussion regarding our employees, please see Item 4.B. "Business Overview--Employees."

   The following table sets forth information concerning the average number of persons employed by us in each of our last three fiscal years:

                                                         Year ended December 31,
                                                         -----------------------
                                                         1999    2000    2001
                                                         ----    ----    ----
         Business operations (Sales and Global Services) 248     327     471
         Product management.............................  16      17      19
         Engineering.................................... 222     238     295
         Finance, legal and administration.............. 101     108     122
                                                         ---     ---     ---
            Total....................................... 587     690     907
                                                         ===     ===     ===

E.  Share Ownership

   The following table sets forth certain information concerning the share ownership and outstanding share options of our directors and executive officers as of June 1, 2002.

                                    Number of
                                 Ordinary Shares
                     Number of    Which May be      Range of
                      Ordinary   Acquired Under  Exercise Price Expiration Date
Name                Shares Owned Option Schemes    of Options     of Options
----                ------------ --------------- -------------- ---------------
Christopher J. Horn  2,125,914         1,126     $ 0.32-$18.75     2006-2009
Barry S. Morris....     43,291       553,700     $12.50-$65.25     2007-2011
Sean Baker.........  1,170,885        28,126     $ 0.32-$23.00     2006-2011
Daniel Demmer......        700       176,250     $12.75-$65.25     2008-2011
Eric Newcomer......      1,234        50,000     $14.35-$65.25     2009-2012
David James........        710       139,250     $12.50-$65.25     2007-2011
Robert J. Potter...        250       161,750     $14.13-$65.25     2009-2011
John Giblin........      1,160       131,900     $13.63-$57.00     2009-2012
Michael Waclawiczek         --        85,000     $12.88-$65.25     2009-2011
Susan H. Alexander.         --       100,000     $       13.45          2011
John Conroy........      3,000        30,000     $       43.15          2011
Ivor Kenny.........      3,000        47,334     $12.75-$74.50     2009-2011
James Maikranz.....         --        30,000     $       33.80          2011
Kevin Melia........         --        39,250     $12.50-$74.50     2007-2011
Francesco Violante.         --        30,000     $       43.15          2011

   The following is a brief description of each of our share option schemes:

  Executive Share Option Scheme

   In May 1995, we adopted the Executive Share Option Scheme, under which we reserved 1,125,500 ordinary shares for issuance. Options under the Executive Share Option Scheme may only be granted to our directors and full-time employees or those of one of our subsidiaries and must have an exercise price that is not less than the par value of the ordinary shares. Options lapse when not exercised:

  .   within seven years of the date of grant;

  .   twelve months after the death of an optionee; or

  . prior to termination of the optionee's employment for any reason, although our Board of Directors has discretion to delay lapse in individual cases.

   As of December 31, 2001, an aggregate of 173,371 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.

  1997 Share Option Scheme

   Our Board of Directors and shareholders approved the 1997 Share Option Scheme in January 1997 and February 1997, respectively, and amendments in July 1998, March 2000 and May 2001 to increase the number of ordinary shares reserved for grant under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the grant of share options to our employees, consultants, directors and officers. The 1997 Share Option Scheme provides for the issuance of up to 12,900,000 of our ordinary shares. Generally, under the 1997 Share Option Scheme, an award is not transferable by the award holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of our total combined voting power.

   Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:

  .   the number of shares subject to each option;

  .   the date the option becomes exercisable;

  . the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the ordinary shares as of the date of grant or, in the case of employees holding more than 10% of the combined voting power of IONA, 110% of the market price of the ordinary shares as of the date of grant);

  .   the duration of the option; and

  .   the time, manner and form of payment upon exercise of an option.

   As of December 31, 2001, an aggregate of 11,143,461 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

  1997 Director Share Option Scheme

   Our Board of Directors and shareholders approved the 1997 Director Share Option Scheme in January 1997 and February 1997, respectively. The 1997 Director Share Option Scheme provides for the grant of options to purchase a maximum of 250,000 of our ordinary shares to our non-employee directors.

   Under the 1997 Director Share Option Scheme, each of our directors who is not also one of our employees or officers will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to our Board of Directors and will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual meeting of shareholders after the first anniversary of such director's initial award, provided, however, that such person has continuously served as a non-employee director during such period. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, assuming such director satisfies specified requirements. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2001, an aggregate of 196,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

  Genesis Development Corporation 1997 Stock Plan

   In connection with our June 2000 acquisition of Genesis Development Corporation (Genesis), all of the outstanding stock options under the Genesis Development Corporation 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2001, an aggregate of 34,501 of our ordinary shares remained reserved for grant upon exercise of these converted Genesis stock options. We do not intend to grant any more options under the Genesis 1997 Stock Plan.

  Object-Oriented Concepts, Inc. Stock Option Plan

   In connection with our February 2001 acquisition of Object-Oriented Concepts, Inc. (OOC), all of the outstanding stock options under the Object-Oriented Concepts, Inc. Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2001, an aggregate of 29,942 of our ordinary shares remained reserved for grant upon exercise of these converted OOC stock options. We do not intend to grant any more options under the OOC Stock Option Plan.

  Netfish Technologies, Inc. 1999 Stock Option Plan

   In connection with our May 2001 acquisition of Netfish Technologies, Inc. (Netfish), all of the outstanding stock options under the Netfish Technologies, Inc. 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2001, an aggregate of 323,406 of our ordinary shares remained reserved for grant upon exercise of these converted Netfish stock options. An aggregate of 249,673 shares were available for future grant or issuance under Netfish 1999 Stock Option Plan as of December 31, 2001.

  1999 Employee Share Purchase Plan

   In August 1999, we established a qualified Employee Share Purchase Plan under which up to 500,000 ordinary shares may be issued. All of our employees and employees of our participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee's salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Unless terminated sooner, the 1999 Employee Share Purchase terminates on June 9, 2009. As of December 31, 2001, 166,197 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

   The following table sets forth, as of June 1, 2002, the number of ordinary shares owned by all shareholders who we know to own beneficially more than five percent (5%) of our ordinary shares.

   In addition, Guaranty Nominees Limited is the nominee holder of JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary under the Deposit Agreement dated as of February 24, 1997 among us, the depositary and the holders from time to time of ADRs issued thereunder, and as such is the holder of record as depositary of 25,914,451 ADSs representing the 25,914,451 ordinary shares deposited under the deposit agreement. Guaranty Nominees Limited is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 32,586,860 ordinary shares outstanding as of June 1, 2002, which includes an aggregate of up to 299,011 ordinary shares issuable as of June 1, 2002 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of June 1, 2002 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder's name.

                                      Number of        Percentage of
                                   Ordinary Shares    Ordinary Shares
         Name of Beneficial Owner Beneficially Owned Beneficially Owned
         ------------------------ ------------------ ------------------
         Christopher J. Horn (1).     2,127,040             6.5%

       -
      (1) Includes 1,126 ordinary shares subject to outstanding stock options that are exercisable within the 60-day period following June 1, 2002.

   As of December 31, 2001, Dr. Sean Baker no longer owned beneficially five percent or more of our ordinary shares. As of March 5, 2002, Annrai O'Toole no longer owned beneficially five percent or more of our ordinary shares. In March 2002, we sold an aggregate of 4,600,000 ADSs, representing 4,600,000 of our ordinary shares, in an underwritten public offering.

   We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

   Our major shareholders do not have different voting rights.

   As of June 1, 2002, 0.7% of our ordinary shares are held of record in ordinary share form by 50 U.S. holders, excluding up to 299,011 ordinary shares issuable as of June 1, 2002 to the former Netfish shareholders.

B.  Related Party Transactions

   In 2001, we paid to our non-executive directors fees of $3,000 per month for service on our Board of Directors and committees thereof. In addition, each of Mr. Melia and Dr. Kenny received $3,000 for each substantive meeting of the committee of which he served as chairman. For more information concerning fees that we currently pay to our non-executive directors, please see Item 6.C. "Board Practices."

   Each of our executive directors has entered into contracts of employment (for Irish-resident directors) and terms of engagement (for U.S.-resident directors) with us. These agreements do not provide the executive directors with any benefits upon termination of employment.

C.  Interests of Experts and Counsel

   Not required.

Item 8.  FINANCIAL INFORMATION

A.  Consolidated Financial Statements and Other Financial Information

   Please see Item 18 "Financial Statements" for our Consolidated Financial Statements. In addition, for information regarding the percentages and amounts of our revenues from customers located in the United States and outside of the United States, please see Item 5.A. "Operating Results" and Note 17 of Notes to Consolidated Financial Statements.

Legal Proceedings

   As of the date of this annual report, we are not a party to any legal proceeding, which, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operation. We, however, have in the past been and may in the future be subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Dividend Distribution Policy

   We do not expect to pay dividends in the foreseeable future.

B.  Significant Changes

   We announced on February 28, 2002 the public offering of 4,000,000 of our American Depositary Shares, representing 4,000,000 of our ordinary shares, at a price of $15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over-allotments. The 4,600,000 shares were offered by an underwriting group led by Lehman Brothers Inc., SG Cowen Securities Corporation and Prudential Securities Incorporated. We will use the net cash proceeds of the offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire additional businesses, technologies and products.

Item 9.  THE OFFER AND LISTING

A.  Offer and Listing

  Market Price Information

   Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. For this reason, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions receive the approval of shareholders. For further information, shareholders should consult their own financial advisors. The following table sets forth the high and low sales prices of our ordinary shares for the fiscal years, the fiscal quarters and the months indicated:

                                               High           Low
                                          -------------- -------------
          Year Ended December 31, 1997(1) (Pounds) 14.00 (Pounds)12.65
          Year Ended December 31, 1998...   (Euro) 28.79   (Euro)11.60
          Year Ended December 31, 1999...   (Euro) 50.75   (Euro)11.70
          Year Ended December 31, 2000...   (Euro)106.00   (Euro)40.64
          Year Ended December 31, 2001...   (Euro) 73.50   (Euro) 8.30
          Year Ended December 31, 2000
             First Quarter...............   (Euro)106.00   (Euro)40.64
             Second Quarter..............   (Euro) 77.73   (Euro)44.35
             Third Quarter...............   (Euro) 95.25   (Euro)64.00
             Fourth Quarter..............   (Euro) 89.50   (Euro)60.00
          Year Ended December 31, 2001
             First Quarter...............   (Euro) 73.50   (Euro)29.00
             Second Quarter..............   (Euro) 52.00   (Euro)26.00
             Third Quarter...............   (Euro) 46.50   (Euro) 9.00
             Fourth Quarter..............   (Euro) 27.00   (Euro) 8.30
          Year Ended December 31, 2002
             First Quarter...............   (Euro) 29.75   (Euro)15.50
          Month Ended
             December 2001...............   (Euro) 27.00   (Euro)18.13
             January 2002................   (Euro) 29.75   (Euro)21.50
             February 2002...............   (Euro) 25.00   (Euro)17.10
             March 2002..................   (Euro) 21.00   (Euro)15.50
             April 2002..................   (Euro) 19.20   (Euro)13.25
             May 2002....................   (Euro) 15.25   (Euro)10.50

--------
(1) Indicates the high and low sales prices of our ordinary shares between December 19, 1997, the day our ordinary shares began trading on the Irish Stock Exchange, and December 31, 1997.

   Our American Depositary Receipts (ADRs), evidencing American Depositary Shares (ADSs), which represent ordinary shares deposited with the Depositary under the Deposit Agreement dated as of February 24, 1997 among IONA, Morgan Guaranty Trust Company of New York and the holders from time to time of ADRs, have been traded in the United States on the Nasdaq National Market (Nasdaq) since our initial public offering on February 25, 1997. Currently, the ADRs are trading under the symbol "IONA." Morgan Guaranty Trust Company of New York serves as Depositary for the ADRs. Currently, each ADR evidences one ADS and each ADS represents one ordinary share. The following table sets forth the high and low sales prices of the ADRs for the fiscal years, the fiscal quarters and the months indicated:

                                                  High    Low
                                                 ------- ------
                 Year Ended December 31, 1997(1) $ 27.00 $11.38
                 Year Ended December 31, 1998... $ 41.00 $14.88
                 Year Ended December 31, 1999... $ 55.25 $12.13
                 Year Ended December 31, 2000... $102.00 $38.00
                 Year Ended December 31, 2001... $ 66.44 $ 6.90
                 Year Ended December 31, 2000
                    First Quarter............... $102.00 $42.38
                    Second Quarter.............. $ 74.13 $38.00
                    Third Quarter............... $ 88.25 $60.88
                    Fourth Quarter.............. $ 77.25 $48.00
                 Year Ended December 31, 2001
                    First Quarter............... $ 66.44 $25.25
                    Second Quarter.............. $ 47.04 $22.13
                    Third Quarter............... $ 39.33 $ 6.90
                    Fourth Quarter.............. $ 25.74 $ 7.65
                 Year Ended December 31, 2002
                    First Quarter............... $ 27.14 $13.19
                 Month Ended
                    December 2001............... $ 25.74 $15.77
                    January 2002................ $ 27.14 $19.50
                    February 2002............... $ 21.50 $13.55
                    March 2002.................. $ 17.85 $13.19
                    April 2002.................. $ 17.11 $11.52
                    May 2002.................... $ 14.17 $ 9.81

--------
(1) Indicates the high and low sales prices of our ADSs between February 25, 1997, the day our ADSs were first quoted on Nasdaq, and December 31, 1997.

B.  Plan of Distribution

   Not required.

C.  Markets on which Our Ordinary Shares Trade

   Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. Our ADRs have been traded in the United States on Nasdaq since our initial public offering on February 25, 1997.

D.  Selling Shareholder

   Not required.

E.  Dilution

   Not required.

F.  Expenses of the Issue

   Not required.

Item 10.  ADDITIONAL INFORMATION

A.  Share Capital

   Not required.

B.  Memorandum and Articles of Association

   Our Memorandum of Association, as amended, filed as Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-6396) and our Restated Articles of Association, as amended, filed as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-11384) are incorporated herein by reference. In addition, we incorporate by reference the "Description of Share Capital" included in our Registration Statement on Form F-3 (File No. 333-81212). The Transfer Agent and Registrar for our ordinary shares is Computershare Investor Services (Ireland) Limited, Ireland. The Transfer Agent and Registrar for our ADRs is JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York).

C.  Material Contracts

   We have not entered into any material contracts other than in the ordinary course of business and other than those listed in Item 4 "Information on the Company."

D.  Exchange Controls

   Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us, and dividends and redemption proceeds (subject to the withholding where appropriate of withholding tax as described under Item 10.E. "Taxation") are freely transferable to non-resident holders of such securities.

   The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADR, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia, Serbia, Iraq, Angola or in respect of funds and financial resources belonging to the Taliban of Afghanistan, unless permission for the transfer has been given by the Central Bank of Ireland.

   We do not anticipate that orders under the Financial Transfers Act, 1992 will have a material effect on our business, results of operations or financial condition.

E.  Taxation

Irish Tax Considerations

   The following is a general summary of certain Irish tax consequences applicable to Irish and U.S. Holders (as defined below in this summary) in respect of the purchase, ownership and disposition of ordinary shares or ADSs evidenced by ADRs.

   This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United States Double Taxation Convention (the Treaty), specific proposals to amend any of the forgoing publicly announced prior to the date hereof and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

   This summary is of a general nature only and does not discuss all aspects of Irish taxation that may be relevant to any particular Irish or U.S. Holder of ordinary shares or ADSs.

   HOLDERS OF ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF IRISH TAXATION LAWS TO THEIR PARTICULAR CIRCUMSTANCES IN RELATION TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs.

   The summary only applies to Irish and U.S. Holders that legally and beneficially hold their ordinary shares or ADSs evidenced by ADRs as capital assets and does not address special classes of holders including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organizations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

(i)  Irish Tax Considerations Applicable to Irish Holders

   For the purposes of this summary, an "Irish Holder" means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

   For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

  Taxation of Dividends

   We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax (DWT) in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

   Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

   Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or

42% depending on the individual's circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld.

   Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% and pay related social insurance contribution of up to 3% in respect of their dividend income.

  Disposals of Ordinary Shares or ADSs

   Irish Holders that acquire ordinary shares or ADSs will be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will be deemed, for Irish tax purposes, to be disposed of on a "first in first out" basis before ordinary shares or ADSs acquired at a later time.

   Irish Holders that dispose of their ordinary shares or ADSs will be subject to capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%.

   Irish Holders that realize a loss on the disposition of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for Irish CGT purposes and applied against capital gains in future years.

  Capital Acquisitions Tax

   A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT). CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to Irish CAT.

  Stamp Duty

   Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares.

   A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

   Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of (Euro)12.50 will apply.

   Transfers of ADRs (representing ADSs) by Irish Holders are generally exempt from Irish stamp duty.

   Transfers of ordinary shares from the Depositary or the Depositary's custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ADR system, and transfers of ordinary shares to the Depositary or the Depositary's custodian for the purposes of transferring ordinary shares onto the ADS/ADR system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of (Euro)12.50.

   The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

(ii)  Irish Tax Considerations Applicable to U.S. Holders

   Solely for the purposes of this summary of Irish Tax Considerations, a "U.S. Holder" means a holder of ordinary shares that (i) is resident in the United States for the purposes of the Treaty, (ii) is not also resident in, or ordinarily resident in, Ireland for Irish tax purposes, (iii) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland, and (v) where a holder is a corporation, is not ultimately controlled by persons resident in Ireland.

   For Irish taxation purposes, and for the purposes of the Treaty, U.S. Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

  Taxation of Dividends

   We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax (DWT) in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

   Dividends paid by us to U.S. Holders of ordinary shares will be exempt from DWT if, prior to the payment of such dividends, the recipient U.S. Holder delivers to us a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

   Special DWT arrangements may be available to U.S. Holders of ADSs evidenced by ADRs should the Depositary for the ADSs (JP Morgan Chase Bank, as successor to Morgan Guaranty Trust Company of New York, the depositary under the Deposit Agreement dated as of February 24, 1997 among IONA, Morgan Guaranty Trust Company and the holders from time to time of ADSs issued thereunder) enter into an intermediary agreement with the Irish Revenue Commissioners prior to the payment of dividends by us. Under such an agreement, it is possible for the Depositary to receive dividends from us and pass such dividends onto U.S. Holders of ADSs on a gross basis, without DWT, if either:

  . the ADR register maintained by the Depositary shows the U.S. Holder as having a U.S. address on the register; or

  . where there is an intermediary between the Depositary and the beneficial holder of ADSs, the Depositary receives confirmation from the intermediary that the beneficial owner's address in the intermediary's records is in the U.S.

   Where the above procedures have not been complied with and DWT is withheld from dividend payments to U.S. Holders of ordinary shares or ADSs evidenced by ADRs, such U.S. Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

   The DWT rate applicable to U.S. Holders is reduced to 5% under the terms of the Treaty for corporate U.S. Holders holding 10% or more of our voting shares, and to 15% for other U.S. Holders. While this will, subject to the application of Article 23 of the Treaty, generally entitle U.S. Holders to claim a partial refund of DWT from the Irish Revenue Commissioners, U.S. Holders will, in most circumstances, likely prefer to seek a full refund of DWT under Irish domestic legislation.

  Capital Gains on Disposals of Ordinary Shares or ADSs

   U.S. Holders will not be subject to Irish capital gains tax (CGT) on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange (the ISE) or the Nasdaq National Market (NASDAQ). While it is our intention to continue the quotation of our ordinary shares on the ISE and the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

   If, for any reason, our ADSs cease to be quoted on NASDAQ and our ordinary shares cease to be quoted on the ISE, U.S. Holders will not be subject to Irish CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

  Irish Capital Acquisitions Tax

   A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT) because our ordinary shares are considered to be Irish property for CAT purposes. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to Irish CAT.

   In a case where an inheritance of ordinary shares or ADSs is subject to both Irish CAT and U.S. federal estate tax, the Estate Tax Convention between Ireland and the U.S. should allow for the crediting, in whole or in part, of the Irish CAT against the U.S. federal estate tax payable. Similar relief is not available in a case where a gift of ordinary shares or ADSs evidenced by ADRs is subject both to Irish CAT and U.S. federal gift tax since the Estate Tax Convention only applies to estate taxes.

  Stamp Duty

   Irish Stamp Duty will apply to transfers of ordinary shares or ADSs by U.S. Holders on the same basis as outlined above for Irish Holders.

Certain U.S. Federal Income Tax Considerations

   The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended (the Code), current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

  . a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

  . a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

  . an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

  . a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust.

   This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder's particular situation. For example, the following discussion does not address the application of the alternative minimum tax rules or rules applicable to U.S. Holders in special circumstances. Special rules may apply to a U.S. Holder who is:

  . a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

  .   a broker or dealer in securities or foreign currency;

  .   a person who has a functional currency other than the U.S. dollar;

  . a partnership or other flow-through entity (including a limited liability company treated as a partnership for U.S. federal income tax purposes);

  .   an S corporation;

  .   a person subject to alternative minimum tax;

  . a person who owns our ordinary shares or ADSs evidenced by ADRs as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction;

  .   a tax-exempt entity;

  . investors who own (directly, indirectly or through attribution) 10% or more of our outstanding voting shares;

  . a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

  . a person who acquired our ordinary shares or ADSs evidenced by ADRs in connection with employment or the performance of services generally.

   The following discussion does not address any aspect of state, local or non-U.S. tax laws or any aspect of U.S. estate or gift taxation and does not address aspects of U.S. federal income taxation applicable to U.S. Holders holding options, warrants, or other rights to acquire our ordinary shares. Further, this discussion generally considers only U.S. Holders that hold their ordinary shares or ADSs as capital assets and does not consider the tax treatment of holders who are partnerships or who hold ordinary shares or ADSs through a partnership or other pass-through entity. This discussion does not apply to any person who is not a U.S. Holder or to any person who does not hold ordinary shares or ADSs.

   This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50% of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by U.S. persons who, in turn, own directly, indirectly or by attribution, 10% or more of the total combined voting power of all classes of stock of the corporation entitled to vote. Further, this discussion assumes that we are not a "collapsible corporation" as defined in the Code. If a partnership (or an entity treated as a partnership) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or an interest holder in an entity treated as a partnership), you should consult your tax advisor.

   U.S. HOLDERS OF OUR ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

  Dividends

   We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under "Foreign Investment Company" and "Passive Foreign Investment Company," if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income as ordinary income the gross amount (i.e., including the amount of any Irish tax withheld) of the distributions, on the date the distributions are received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder's adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions will not generally be eligible for the dividends received deduction allowed to U.S. corporations.

   Distributions of current or accumulated earnings and profits paid in a foreign currency to a U.S. Holder will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distributions are received (or treated as received). A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

   U.S. Holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax. For more information, please see "Irish Tax Consequences."

   Because the tax rules that apply to the availability or use of foreign tax credits and deductions for foreign taxes are complex, U.S. Holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.

  Sale, Exchange or Other Disposition

   Subject to the discussion below under "Foreign Investment Company" and "Passive Foreign Investment Company," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder's adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%, or 18% for assets acquired after the year 2000 and held for more than five years. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

  Personal Holding Company

   A foreign corporation may be classified as a personal holding company for U.S. federal income tax purposes if both of the following two tests are satisfied:

  . at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) actually or constructively own, under attribution rules, more than 50% of the stock of the corporation by value; and

  . 60% or more of the foreign corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from passive sources such as dividends, interest, rent and royalty payments.

   In general, a personal holding company is currently taxed at a rate of 38.6% on its undistributed personal holding company income, which is generally calculated based on the corporation's taxable income, after making certain adjustments. We cannot provide any assurance that either test will not be satisfied in 2002 or in future years because it is difficult to make accurate predictions of future income and the amount of our shares an individual will actually or constructively own in us.

  Foreign Personal Holding Company

   A foreign corporation may be classified as a foreign personal holding company for U.S. federal income tax purposes if both of the following two tests are satisfied:

  . five or fewer individuals (who are U.S. citizens or residents) actually or constructively own, under attribution rules, more than 50% of all classes of the corporation's stock measured by voting power or value at any time during the corporation's taxable year; and

  . the corporation receives at least 60% (50% if previously a foreign personal holding company) of its gross income regardless of source, as specifically adjusted, from passive sources such as dividends, interest, gains from the sale or exchange of securities, rent and royalty payments.

   If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for U.S. federal income tax purposes, is imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is treated as a foreign personal holding company. The imputed income is taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their ordinary shares or ADSs before that date would not be subject to U.S. federal income tax under these rules. We cannot provide any assurance that we will not be classified as a foreign personal holding company in 2002 or in future years because it is difficult to make accurate predictions of future income and the amount of our shares a U.S. citizen or resident will actually or constructively own in us.

  Foreign Investment Company

   A foreign corporation may be classified as a foreign investment company for U.S. federal income tax purposes if, at any time during a taxable year when 50% or more by vote or value of the corporation's outstanding stock is owned, directly or indirectly, by U.S. Holders, it is:

  . registered as a management company or unit investment trust under the Investment Company Act of 1940, as amended; or

  . engaged, or holding itself out as being engaged, primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, including a futures or forward contract or option, in securities or commodities.

   In general, if a corporation is classified as a foreign investment company at any time during the period a U.S. Holder holds the corporation's stock, any gain from the sale or exchange of stock in that corporation by the U.S. Holder will be taxable as ordinary income to the extent of the U.S. Holder's ratable share of the corporation's accumulated earnings and profits. We cannot provide assurance that we will not be classified a foreign investment company in 2002 or future years because it is difficult to make accurate predictions of the amount of our capital stock U.S. Holders will directly or indirectly own in us.

  Passive Foreign Investment Company

   In general, a foreign corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes if:

  . 75% or more of its gross income in a taxable year falls within specific categories of passive income; or

  . 50% or more of the assets of the corporation in a taxable year, averaged over the year and ordinarily determined based on fair market value, consist of assets that either produce or are held for the production of, passive income.

   If we were classified as a passive foreign investment company, and a U.S. Holder did not make a qualifying election either to treat us as a "qualified electing fund" or to mark our ordinary shares or ADSs to market, as described below:

  . Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our ordinary shares or ADSs in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or the U.S. Holder's holding period for the ordinary shares or ADSs before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares or ADSs. A U.S. Holder must include amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company are taxed at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

  . The entire amount of gain that is recognized by a U.S. Holder upon the sale or other disposition of our ordinary shares or ADSs evidenced by ADRs will also be considered an excess distribution and will be subject to tax as described above.

  . The adjusted tax basis in our ordinary shares or ADSs evidenced by ADRs acquired from a decedent who was a U.S. Holder of the ordinary shares or ADSs will not be increased to equal the fair market value of such ordinary shares or ADSs as of the date of the decedent's death but will instead be equal to the decedent's adjusted tax basis, if lower. A U.S. Holder cannot avoid this result by electing to mark our ordinary shares or ADSs to market.

   If a U.S. Holder has made a qualified electing fund election for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the passive foreign investment company rules described above will not apply to the U.S. Holder. Instead, that U.S. Holder will be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a qualified electing fund election by attaching a completed Internal Revenue Service Form 8621, including a passive foreign investment company annual information statement, to a timely filed U.S. federal income tax return. Even if a qualified electing fund election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed Internal Revenue Service Form 8621 every year.

   Alternatively, if a U.S. Holder is eligible to elect to mark our ordinary shares or ADSs evidenced by ADRs to market annually and makes a mark to market election, the following rules will generally apply for each of the U.S. Holder's taxable years:

  . if the fair market value of the U.S. Holder's ordinary shares or ADSs exceeds the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs as of the close of the U.S. Holder's taxable year, the U.S. Holder will recognize the amount of the excess as ordinary income;

  . if the fair market value of the U.S. Holder's ordinary shares or ADSs is less than the U.S. Holder's adjusted tax basis in those ordinary shares or ADSs as of the close of the U.S. Holder's taxable year, the U.S. Holder may recognize the amount of the difference as ordinary loss. Losses will be allowed only for the amount of net mark to market gain previously included by the U.S. Holder under the election for prior taxable years; and

  . if the U.S. Holder has elected to mark our ordinary shares or ADSs to market for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the "excess distribution" rules generally will not apply to the U.S. Holder.

   U.S. Holders who hold ordinary shares or ADSs evidenced by ADRs during a period when we are a passive foreign investment company will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions for U.S. Holders who made a qualified electing fund election or mark to market election. U.S. Holders are urged to consult their tax advisors about the passive foreign investment company rules, including the specific rules and requirements applicable to making qualified electing fund and mark to market elections.

  Status of IONA as a Passive Foreign Investment Company

   Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation's assets and the amount and character of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our ordinary shares or ADSs may result in our being classified as a passive foreign investment company. Therefore, we cannot provide any assurance that we are not or will not become a passive foreign investment company.

  Backup Withholding and Information Reporting

   Dividends on our ordinary shares or ADSs, and payments of the proceeds of a sale of our ordinary shares or ADSs, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 30% if a U.S. Holder fails to:

  . furnish its taxpayer identification number (social security or employer identification number) and certify that such number is correct;

  .   certify that such U.S. Holder is not subject to backup withholding; or

  . otherwise comply with the applicable requirements of the backup withholding rules.

   Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

F.  Dividends and Paying Agents

   Not required.

G.  Statements by Experts

   Not required.

H.  Documents on Display

   The documents concerning IONA referred to in this document and required to be made available to the public are available at our registered offices at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

I.  Subsidiary Information

   Not required.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The following discussion regarding our market risk contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

   We enter into foreign exchange contracts as a hedge against accounts payable in currencies other than the U.S. dollar and as a hedge against firm commitments in foreign currencies. Market value gains and losses are recognized on hedges of payables, and the resulting credit or debit offsets foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments are deferred until the hedged transaction is completed and are then included in the measurement of the value of the hedged transaction. At December 31, 2001, we had no foreign exchange contracts outstanding.

   Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

   We entered into certain equity investments for the promotion of business and strategic objectives, and typically do not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments, in a private company, are classified as available-for-sale at the balance sheet date, with unrealized gains or losses recorded in shareholders' equity. At December 31, 2001, the fair value of these investments was approximately $50,000.

   For further discussion of our market risk, please see Item 5.A. "Operating Results--Exposure to Currency Fluctuations."

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not required.

                                    PART II

Item 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

   None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

   During the fiscal quarter ended June 29, 1997, IONA paid $380,000 to redeem all of its outstanding redeemable Preference Shares, (Euro)0.0025 par value per share, and paid all accrued and unpaid dividends payable thereon to the date of redemption.

   Certain of our ordinary shares are held by JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York) under a Deposit Agreement dated February 24, 1997.

  Use of Proceeds from Initial Public Offering

   On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2001:

Purchase and installation of furniture and fixtures.......................... $13,149,000
Purchase and installation of machinery and equipment......................... $26,882,000
Short-term debt instruments.................................................. $19,163,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid
  dividends thereon.......................................................... $   380,000

Item 15.  [RESERVED]

Item 16.  [RESERVED]

                                   PART III

Item 17.  FINANCIAL STATEMENTS

   Not Applicable. Please see Item 18 "Financial Statements."

Item 18.  FINANCIAL STATEMENTS

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                     Page
                                                                                                     ----
Report of Independent Auditors...................................................................... F-1
Consolidated Balance Sheets at December 31, 2001 and 2000........................................... F-2
Consolidated Statements of Operations for each of the three years in the period ended December 31,
  2001.............................................................................................. F-3
Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2001........................................................................... F-4
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31,
  2001.............................................................................................. F-5
Notes to Consolidated Financial Statements.......................................................... F-6

Item 19.  EXHIBITS

Exhibit No.                                      Description of Exhibit
-----------                                      ----------------------
   1.1      Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to
            IONA's Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

   1.2      Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to
            IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

   2.1      Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA's Registration
            Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

   2.2      Deposit Agreement dated as of February 24, 1997, by and among IONA Technologies PLC,
            Morgan Guaranty Trust Company of New York and the holders from time to time of IONA's
            American Depositary Shares (filed as Exhibit 4.2 to IONA's Registration Statement on Form F-1
            (File No. 333-6396) and incorporated herein by reference)

   4.1      Registration Rights Agreement dated as of June 13, 2000, by and between IONA Technologies
            PLC and the stockholders of Genesis Development Corporation listed on Schedule I thereto (filed as Exhibit 4.4 to IONA's Registration Statement on Form F-3 (File No. 333-12362) and
            incorporated herein by reference)

   4.2      Registration Rights Agreement dated as of February 8, 2001, by and between IONA Technologies
            PLC and the stockholders of Object-Oriented Concepts, Inc. listed on Schedule I thereto (filed as
            Exhibit 4.3 to IONA's annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)

   4.3      Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA
            Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to
            IONA's annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)

   4.4      Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA
            Technologies PLC (filed as Exhibit 4.5 to IONA's annual report on Form 20-F for the year ending
            December 31, 2000 and incorporated herein by reference)

   4.5      Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA
            Technologies, Inc. (filed as Exhibit 4.6 to IONA's annual report on Form 20-F for the year ending
            December 31, 2000 and incorporated herein by reference)

   4.6+     Executive Share Option Scheme (filed as Exhibit 10.1 to IONA's Registration Statement on Form
            F-1 (File No. 333-6396) and incorporated herein by reference)

   4.7+     1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA's Registration Statement on
            Form S-8 (File No. 333-12326) and incorporated herein by reference)

   4.8+     1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA's Registration Statement on
            Form F-1 (File No. 333-6396) and incorporated herein by reference)

   4.9+     1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA's Registration
            Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

   4.10+    Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA's
            Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)

   4.11+    Object-Oriented Concepts, Inc. Stock Plan (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)

Exhibit No.                                     Description of Exhibit
-----------                                     ----------------------
   4.12+    Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA's Registration
            Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)

   8.1      Subsidiaries of IONA Technologies PLC

  10.1      Consent of Ernst & Young

--------
+ Indicates a management contract or any compensatory plan, contract or arrangement.

                                  SIGNATURES

   The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          IONA TECHNOLOGIES PLC

                                          By:   /S/  BARRY S. MORRIS
                                              ----------------------------------
                                                   Barry S. Morris
                                                   Chief Executive Officer
                                                   and Director

Date: June 3, 2002

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of IONA Technologies PLC

   We have audited the accompanying consolidated balance sheets of IONA Technologies PLC as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IONA Technologies PLC at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /S/  ERNST & YOUNG

Dublin, Ireland
January 22, 2002

                             IONA TECHNOLOGIES PLC

                          CONSOLIDATED BALANCE SHEETS
         (U.S. dollars in thousands, except share and per share data)


                                                                                           Year Ended December 31,
                                                                                           ----------------------
                                                                                             2001        2000
                                                                                            --------    --------
                                         ASSETS
Current assets:
   Cash and cash equivalents.............................................................. $ 28,509    $ 37,243
   Restricted cash (Note 6)...............................................................    1,078         950
   Marketable securities (Note 2).........................................................   24,110      57,447
   Accounts receivable, net of allowance for doubtful accounts of $1,321 and $926 at
     December 31, 2001 and 2000, respectively.............................................   44,207      47,559
   Prepaid expenses and other assets......................................................    4,290       7,287
                                                                                            --------    --------
       Total current assets...............................................................  102,194     150,486
Property and equipment, net (Note 11).....................................................   18,789      18,578
Other non-current assets (Note 10)........................................................   47,948       9,948
Investments (Note 3)......................................................................       50         561
Goodwill, net of accumulated amortization of $64,654 and $4,870 at December 31, 2001
  and 2000, respectively (Note 1).........................................................  268,717      22,986
                                                                                            --------    --------
       Total assets....................................................................... $437,698    $202,559
                                                                                            ========    ========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................... $  3,429    $  2,200
   Accrued payroll and related expenses...................................................   12,134      11,075
   Other accrued liabilities (Note 7).....................................................   14,017      16,593
   Deferred revenue.......................................................................   32,352      21,384
                                                                                            --------    --------
       Total current liabilities..........................................................   61,932      51,252
Redeemable Preference Shares, (Euro)0.0025 par value, 101,250,000 shares authorized;
  None issued and outstanding (Note 12)...................................................       --          --
Shareholders' equity:
   Ordinary Shares, (Euro)0.0025 par value, 150,000,000 shares authorized; 27,816,711 and
     21,990,324 shares issued and outstanding at December 31, 2001 and 2000,
     respectively (Note 12)...............................................................       80          66
   Additional paid-in capital.............................................................  427,128     114,281
   Accumulated (deficit) earnings.........................................................  (46,620)     36,880
   Deferred stock compensation............................................................   (4,822)       (195)
   Accumulated other comprehensive income (Note 1)........................................       --         275
                                                                                            --------    --------
       Total shareholders' equity.........................................................  375,766     151,307
                                                                                            --------    --------
       Total liabilities and shareholders' equity......................................... $437,698    $202,559
                                                                                            ========    ========

   Certain amounts reported in 2000 have been reclassified to conform with the 2001 presentation.

       The accompanying notes are an integral part of these statements.

                             IONA TECHNOLOGIES PLC

                       CONSOLIDATED STATEMENTS OF INCOME
         (U.S. dollars in thousands, except share and per share data)


                                                                          Year Ended December 31,
                                                                       ----------------------------
                                                                         2001      2000      1999
-                                                                      --------  --------  --------
Revenue:
   Product revenue.................................................... $118,178  $105,533  $ 71,265
   Service revenue....................................................   62,526    47,530    34,175
                                                                       --------  --------  --------
       Total revenue (Note 17)........................................  180,704   153,063   105,440
                                                                       --------  --------  --------
Cost of Revenue:
   Cost of product revenue............................................    3,190     3,457     2,389
   Cost of service revenue............................................   34,926    26,484    21,113
                                                                       --------  --------  --------
       Total cost of revenue..........................................   38,116    29,941    23,502
                                                                       --------  --------  --------
       Gross profit...................................................  142,588   123,122    81,938
                                                                       --------  --------  --------
Operating expenses:
   In-process research and development................................    3,600        --        --
   Research and development...........................................   40,260    26,906    21,195
   Sales and marketing................................................   88,419    63,669    43,794
   General and administrative.........................................   15,318    12,046    10,454
   Amortization of goodwill and purchased intangible assets...........   75,554     7,831       454
   Restructuring (Note 5).............................................    5,705        --        --
   Write-off of assets and related costs..............................       --        --     1,671
   Settlement of litigation (Note 18).................................       --     1,350        --
                                                                       --------  --------  --------
       Total operating expenses.......................................  228,856   111,802    77,568
                                                                       --------  --------  --------
Income (loss) from operations.........................................  (86,268)   11,320     4,370
Interest income, net..................................................    2,504     4,116     2,556
Net exchange loss.....................................................     (468)     (384)     (379)
                                                                       --------  --------  --------
Gain on sale of investment and other income...........................      164     1,912        --
                                                                       --------  --------  --------
Income (loss) before provision for (benefit of) income taxes (Note 16)  (84,068)   16,964     6,547
Provision for (benefit of) income taxes (Note 16).....................     (568)    2,799     1,088
                                                                       ========  ========  ========
Net income (loss) available to Ordinary Shareholders.................. $(83,500) $ 14,165  $  5,459
                                                                       ========  ========  ========
Basic net income (loss) per Ordinary Share and per ADS................ $  (3.27) $   0.67  $   0.28
                                                                       ========  ========  ========
Shares used in computing basic net income (loss) per Ordinary
  Share and per ADS (in thousands)....................................   25,556    21,177    19,797
                                                                       ========  ========  ========
Diluted net income (loss) per Ordinary Share and per ADS.............. $  (3.27) $   0.60  $   0.26
                                                                       ========  ========  ========
Shares used in computing diluted net income (loss) per Ordinary
  Share and per ADS (in thousands)....................................   25,556    23,520    21,224
                                                                       ========  ========  ========

   Certain amounts reported in 1999 and 2000 have been reclassified to conform with the 2001 presentation.

       The accompanying notes are an integral part of these statements.

                             IONA TECHNOLOGIES PLC

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                (U.S. dollars in thousands, except share data)

                                                                                                       Accumulated
                                                                Additional Accumulated                    Other         Total
                                             Number of   Share   Paid-in    Earnings   Deferred Stock Comprehensive Shareholders'
                                              Shares    Capital  Capital    (Deficit)   Compensation     Income        Equity
                                             ---------- ------- ---------- ----------- -------------- ------------- -------------
Balance at December 31, 1998................ 19,451,723   $61    $ 64,852   $ 17,256      $   (191)      $    --      $ 81,978
Deferred compensation on
 issuance of options(a).....................         --    --         780         --          (780)           --            --
Amortization of deferred compensation(a)....         --    --          --         --           372            --           372
Issuance of Ordinary Shares.................    200,000    --       3,000         --            --            --         3,000
Issuance of Ordinary Shares on exercise of
 options(a).................................    799,146     2       8,384         --            --            --         8,386
Issuance of warrants(a).....................         --    --       1,000         --            --            --         1,000
Net income available to Ordinary
 Shareholders...............................         --    --          --      5,459            --            --         5,459
Unrealized gain on investment...............         --    --          --         --            --        11,526        11,526
                                                                                                                      --------
Comprehensive income........................         --    --          --         --            --            --        16,985
                                             ----------   ---    --------   --------      --------       -------      --------
Balance at December 31, 1999................ 20,450,869   $63    $ 78,016   $ 22,715      $   (599)      $11,526      $111,721
                                             ----------   ---    --------   --------      --------       -------      --------
Amortization of deferred compensation(a)....         --    --          --         --           404            --           404
Employee share purchase plan................     60,441    --       1,452         --            --            --         1,452
Issuance of Ordinary Shares.................    143,549    --       8,199         --            --            --         8,199
Issuance of Ordinary Shares in connection
 with acquisitions..........................    331,744     1       8,326         --            --            --         8,327
Intrinsic value of options issued in
 connection with acquisitions...............         --    --       5,319         --            --            --         5,319
Issuance of Ordinary Shares on exercise of
 options(a).................................  1,003,721     2      12,969         --            --            --        12,971
Net income available to Ordinary
 Shareholders...............................         --    --          --     14,165            --            --        14,165
Unrealized loss on investment...............         --    --          --         --            --        (9,371)       (9,371)
Reclassification adjustment for gains
 included in net income.....................         --    --          --         --            --        (1,880)       (1,880)
                                                                                                                      --------
Comprehensive income........................         --    --          --         --            --            --         2,914
                                             ----------   ---    --------   --------      --------       -------      --------
Balance at December 31, 2000................ 21,990,324   $66    $114,281   $ 36,880      $   (195)      $   275      $151,307
                                             ----------   ---    --------   --------      --------       -------      --------
Amortization of deferred compensation(a)....         --    --          --         --         1,780            --         1,780
Employee share purchase plan................    105,756             2,373         --            --            --         2,373
Issuance of Ordinary Shares.................     24,375    --          --         --            --            --            --
Issuance of Ordinary Shares on exercise of
 warrants...................................     19,018    --          --         --            --            --            --
Issuance of Ordinary Shares in connection
 with acquisitions..........................  4,951,669    12     269,431         --            --            --       269,443
Expense of Ordinary Shares issued in
 connection with acquisitions...............         --    --      (1,563)        --            --            --        (1,563)
Fair value of options issued in connection
 with acquisitions less amounts allocated to
 deferred compensation......................         --    --      29,195         --            --            --        29,195
Proportion of intrinsic value of unvested
 options at consummation dates allocated to
 deferred compensation......................         --    --      10,380         --       (10,380)           --            --
Reversal of deferred compensation on expiry
 or forfeiture of options...................         --    --      (3,973)        --         3,973            --            --
Compensation on acceleration of options as
 part of restructuring......................         --    --         233         --            --            --           233
Issuance of Ordinary Shares on exercise of
 options, net (a)...........................    725,569     2       6,771         --            --            --         6,773
Net loss available to Ordinary
 Shareholders...............................         --    --          --    (83,500)           --            --       (83,500)
Unrealized loss on investment...............         --    --          --         --            --          (111)         (111)
Reclassification adjustment for gains
 included in net loss.......................         --    --          --         --            --          (164)         (164)
                                                                                                                      --------
Comprehensive loss..........................         --    --          --         --            --            --       (83,775)
                                             ----------   ---    --------   --------      --------       -------      --------
Balance at December 31, 2001................ 27,816,711   $80    $427,128   $(46,620)     $ (4,822)      $    --      $375,766
                                             ==========   ===    ========   ========      ========       =======      ========

(a) See Note 13 to these statements.

Certain amounts in 2000 were reclassified to conform with the 2001 presentation.
       The accompanying notes are an integral part of these statements.

                             IONA TECHNOLOGIES PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. dollars in thousands)

                                                                        Year Ended December 31,
                                                                    -------------------------------
                                                                       2001       2000       1999
                                                                    ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)................................................. $ (83,500) $  14,165  $   5,459
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization...................................    79,719     12,836      5,637
   In-process research and development.............................     3,600         --         --
   Stock compensation..............................................     2,013        404        372
   Write-down of technology costs..................................     3,349         --         --
   Profit on marketable securities.................................    (1,341)    (2,064)      (581)
   Profit on sale of investments...................................      (164)    (1,880)        --
   Loss on disposal of assets......................................       154        450        281
   Purchase of marketable securities...............................  (218,400)  (278,583)  (163,658)
   Sale of marketable securities...................................   253,078    274,289    160,215
   Changes in operating assets and liabilities:
       Additions to restricted cash deposits.......................      (128)        --       (950)
       Accounts receivable.........................................     4,901    (13,761)    (8,847)
       Prepaid expenses and other assets...........................      (642)      (481)    (3,358)
       Accounts payable............................................     1,229     (1,131)    (3,286)
       Accrued payroll and related expenses and other accrued
         liabilities...............................................   (13,684)    12,891      5,795
       Deferred revenues...........................................     7,908      6,871      3,990
                                                                    ---------  ---------  ---------
          Net cash provided by operating activities................ $  38,092  $  24,006  $   1,069
                                                                    ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment.............................. $  (5,408) $  (8,084) $  (5,299)
   Payments for acquisitions.......................................   (33,913)   (14,938)      (510)
   Purchase of other assets........................................   (15,500)    (8,786)    (1,844)
   Purchase of investments.........................................        --        (50)    (1,000)
   Proceeds from sale of investments...............................       400      2,644         --
   Proceeds from disposal of property and equipment................        12      1,684          1
                                                                    ---------  ---------  ---------
          Net cash used in investing activities.................... $ (54,409) $ (27,530) $  (8,652)
                                                                    ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on capital leases............................ $      --  $      --  $    (143)
   Issuance of shares, net of issuance costs.......................     7,583     22,623     11,386
   Issuance of warrants............................................        --         --      1,000
                                                                    ---------  ---------  ---------
          Net cash provided by financing activities................ $   7,583  $  22,623  $  12,243
                                                                    ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................................... $  (8,734) $  19,099  $   4,660
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...................    37,243     18,144     13,484
                                                                    ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD......................... $  28,509  $  37,243  $  18,144
                                                                    =========  =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid..................................................... $       3  $       5  $      14
                                                                    =========  =========  =========
 Income taxes paid................................................. $   2,291  $     379  $   1,178
                                                                    ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW
  INFORMATION:
 Shares and options issued in connection with acquisitions......... $ 309,018  $  13,645  $      --
                                                                    =========  =========  =========

  Certain amounts reported in 1999 and 2000 have been reclassified to conform with the 2001 presentation.
       The accompanying notes are an integral part of these statements.

                             IONA TECHNOLOGIES PLC

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Summary of Significant Accounting Policies

  Organization

   IONA Technologies PLC ("IONA") is organized as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly-owned (collectively, the "Company"), provides enterprise infrastructure software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product customization and enhancement, as well as customer technical support. The Company's major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenues from similar customers in European countries and the rest of the world.

  Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

   The accompanying consolidated financial statements include IONA and its wholly-owned subsidiaries in the United States, British West Indies, Europe, Australia, Japan and China after eliminating all material intercompany accounts and transactions.

  Companies Acts, 1963 to 2001

   The financial information relating to IONA and its subsidiaries included in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to a Company's annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the financial statements for the years ended December 31, 2000 and 1999. Copies of full accounts for each of the years ended December 31, 2000 and 1999 have been so annexed to the relevant annual returns, and a copy of the full accounts for the year ended December 31, 2001 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2002.

  Foreign Currency Translation

   The U.S. dollar is the functional currency for the Company. Assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the period.

  Revenue Recognition

   The Company's revenue is derived from product license fees and charges for services. For the three year period ended December 31, 2001, the Company followed the revenue recognition criteria of Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant production,

                             IONA TECHNOLOGIES PLC
modification or customization, the Company recognizes software revenues when all of the following criteria are met:
      .   persuasive evidence of an arrangement exists;

      .   delivery has occurred;

      .   vendor's fee is fixed or determinable; and

      .   collectibility is probable.

   Where the Company enters into a multiple element arrangement consisting of both products and services, revenue is allocated between the elements based on vendor-specific objective evidence of fair values. The portion of the fee allocated to an element is recognized when the four criteria for revenue recognition stated above have been met.

   Professional services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where the professional services relate to arrangements requiring significant production, modification or customization of software, and the service element does not meet the criteria for separate accounting, the entire arrangement, including the software element, is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is generally measured using output measures, primarily arrangement milestones where such milestones indicate progress to completion.

  Cost of Revenue

   Cost of revenue includes the costs of products and services. Cost of product revenue includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service revenue includes the salary costs for personnel engaged in consultancy, training and customer support, and telephone and other support costs.

  Cash and Cash Equivalents

   IONA considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

  Marketable Securities

   Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and unrealized holding gains and losses are reflected in earnings.

  Investments

   Investments consist of equity securities and are stated at market value. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and any unrealized holding gains and losses are reported as a separate component of shareholders' equity, as accumulated other comprehensive income (loss).

                             IONA TECHNOLOGIES PLC

  Research and Development

   Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on IONA's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by IONA between completion of the working model and the point at which the product is ready for general release have been insignificant.

   The Company expensed the full amount of the cost of acquired in-process research and development during the year ended December 31, 2001 as the technology had not reached technological feasibility and had no alternative uses.

  Other Non-Current Assets

   Other non-current assets represent costs of technology purchased or acquired on acquisitions which have reached technological feasibility and the fair value at date of acquisition of assembled workforces related to the Company's acquisitions as described in Note 4. The costs of technology have been capitalized and will be written off over their useful economic life of four years in accordance with SFAS 86. The cost associated with the acquisition of assembled workforces will be written off over four years. Amortization expense was $12,689,000, $2,198,000 and $390,000 in 2001, 2000 and 1999, respectively.

   Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of other non-current assets is impaired. No indicators of impairment have been identified to date and there has been no need to carry out an impairment calculation.

  Goodwill

   Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 4, and is being amortized on a straight line-basis over four years. Amortization expense was $59,784,000, $4,806,000 and $64,000 in 2001, 2000 and
1999, respectively.

   Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. No indicators of impairment have been identified to date and there has been no need to carry out an impairment calculation.

   In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective for fiscal years beginning after December 15, 2001 as further described below in Accounting Pronouncements.

  Property and Equipment

   Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

      Motor vehicles........................................ 5 years
      Computers and office equipment, furniture and fixtures 3 to 10 years

                             IONA TECHNOLOGIES PLC

  Concentration of Credit Risk

   IONA sells its products to companies in various industries throughout the world. IONA maintains reserves for potential credit losses. To date such losses have been within management's expectations. IONA had an allowance for doubtful accounts of approximately $1,321,000 and $926,000 at December 31, 2001 and 2000, respectively. IONA generally requires no collateral from its customers.

   IONA invests its excess cash in low-risk, short term deposit accounts with high credit-quality banks in the United States, British West Indies and Ireland. At December 31, 2001, $24,110,000 was invested in marketable securities held for trading purposes, comprised of $10,981,000 in commercial paper and $13,129,000 in U.S. government agency securities, under the management of two financial institutions. IONA performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

  Employment Grants

   Employment grants are credited to the income statement and offset against the related payroll expense in two equal installments, the first on the creation of the job and the second on the first anniversary thereof.

  Compensated Absences

   The Company does not accrue for the liability associated with employees' absences from employment because of illness, holiday, vacation or other reasons as the amount of compensation is not reasonably estimable.

  Accounting for Income Taxes

   IONA uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

  Accumulated Other Comprehensive Income

   Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes unrealized gain or loss on equity securities classified as available-for-sale in accordance with SFAS 115, and is included as a component of shareholders' equity.

  Stock Compensation

   IONA has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA's shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

   Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock compensation and credited to additional paid-in capital in the period of transfer.

                             IONA TECHNOLOGIES PLC

   On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. ("Netfish"), for total consideration of 5,036,318 newly-issued IONA Ordinary Shares and replacement options, and $30.9 million of closing costs incurred in connection with the merger. The portion of the total intrinsic value, measured at the consummation date, of replacement unvested options granted by IONA in exchange for outstanding unvested options held by Netfish employees, that the future vesting period bears to the total vesting period ($10,380,000) has, in accordance with the requirements of FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", been accounted for as deferred stock compensation and is being charged to expense as stock compensation ratably over the remaining vesting period of each tranche of unvested options.

   On July 1, 1999, IONA acquired the outstanding shares of Aurora Technologies, Inc. ("Aurora") for consideration of $520,000 payable in cash and the issuance of 48,750 shares to certain individuals in two equal installments on the first and second anniversary of the acquisition, provided they remain employees of IONA at the anniversary dates. The value of these shares, $780,000, was accounted for as deferred stock compensation and was credited to additional paid-in capital and charged to expense as stock compensation on a straight-line basis over the 2 year period in which the stock was issued. At December 31, 2001, deferred stock compensation for Aurora was fully amortized.

   During 2001, IONA accelerated the vesting of stock options granted to certain employees whose employment was terminated. IONA recognized compensation expense of $233,000 in accordance with the requirements of FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation."

   Stock compensation expense of $2,013,000, $404,000, and $372,000, for the periods ended December 31, 2001, 2000 and 1999, respectively can be attributed to personnel in the following departments: global services $406,000, nil and nil; research and development $849,000, nil and nil; sales and marketing $283,000, nil and nil; restructuring $233,000, nil and nil and general and administrative $242,000, $404,000, and $372,000, respectively.

  Defined Contribution Plan

   IONA sponsors and contributes to a defined contribution plan for certain employees and directors. Contribution amounts by IONA are determined by management and allocated to employees on a pro rata basis based on employees' contributions. IONA contributed approximately $1,916,000, $1,411,000 and $1,201,000 to the plan in the years ended December 31, 2001, 2000 and 1999, respectively.

  Advertising and Promotion Expense

   All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $10,077,000, $3,801,000 and $3,076,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

  Accounting Pronouncements

   The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. SFAS 133, which requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. As amended, this statement is effective for fiscal years beginning after June 15, 2000 and therefore

                             IONA TECHNOLOGIES PLC
applied to IONA from the first quarter of 2001. Application of the new rules had no material impact on the consolidated financial statements of the Company as it had no derivative or hedging transactions in 2001.

   The Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") in June 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. The Statements are effective for fiscal years beginning after December 15, 2001.

   IONA will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in a reduction in expenses for 2002 of $86.2 million, or $3.37 per share. During 2002, IONA will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

   The Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") in June 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

   The Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

2.  Marketable Securities

   Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

                                             As of December 31, 2001
                                         -------------------------------
                                                 Unrealized
                                                    Gain
                                          Cost     (Loss)   Market Value
                                         ------- ---------- ------------
                                           (U.S. dollars in thousands)
       Commercial paper................. $10,977    $  4      $10,981
       U.S. government agency securities  13,031      98       13,129
                                         -------    ----      -------
          Total marketable securities... $24,008    $102      $24,110
                                         =======    ====      =======

                             IONA TECHNOLOGIES PLC


                                             As of December 31, 2000
                                           ---------------------------
                                                   Unrealized  Market
                                            Cost   Gain (Loss) Value
                                           ------- ----------- -------
                                           (U.S. dollars in thousands)
         Commercial paper................. $30,756    $302     $31,058
         Corporate bonds..................   2,004      (5)      1,999
         U.S. government agency securities  24,334      56      24,390
                                           -------    ----     -------
            Total marketable securities... $57,094    $353     $57,447
                                           =======    ====     =======

   The change in unrealized gain (loss) included in net income (loss) is as follows:

                                                     2001      2000     1999
                                                     ------    ----     -----
                                                    (U.S. dollars in thousands)
        Unrealized gain (loss) at beginning of year $  353     $(68)   $ 582
        Included in net income (loss) for the year.   (251)     421     (650)
                                                     ------     ----    -----
        Unrealized gain (loss) at end of year...... $  102     $353    $ (68)
                                                     ======     ====    =====

3.  Investments

   Investments consist of equity securities and are stated at market value. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and any unrealized holding gains or losses are reported as a separate component of shareholders' equity, as accumulated other comprehensive income (loss). During 2000, the Company sold over 75% of the investment made in 1999 and realized gains of $1,880,000 on these sales. The Company sold the remaining investment in 2001 and realized gains of $164,000. There were no sales of available-for-sale securities in 1999.

                                               As of December 31, 2001
                                               ---------------------------
                                                      Unrealized   Market
                                               Cost      Gain      Value
                                               ----   ----------   ------
                                               (U.S. dollars in thousands)
           Equity securities.................. $ 50     $  --       $ 50
                                                ----    -----       ----
           Total available-for-sale securities $ 50     $  --       $ 50
                                                ====    =====       ====

                                               As of December 31, 2000
                                               ---------------------------
                                                      Unrealized   Market
                                               Cost      Gain      Value
                                               ----   ----------   ------
                                               (U.S. dollars in thousands)
           Equity securities.................. $286     $ 275       $561
                                                ----    -----       ----
           Total available-for-sale securities $286     $ 275       $561
                                                ====    =====       ====

   The change in unrealized gain (loss) on investments is as follows:

                                                       2001     2000     1999
                                                      -----   --------  -------
                                                      (US dollars in thousands)
 Unrealized gain at beginning of year................ $ 275   $ 11,526  $    --
 Included in comprehensive income (loss) for the year  (275)   (11,251)  11,526
                                                      -----   --------  -------
 Unrealized gain at end of year...................... $  --   $    275  $11,526
                                                      =====   ========  =======

                             IONA TECHNOLOGIES PLC

4.  Acquisitions

  Netfish Technologies, Inc.

   On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued IONA Ordinary Shares and replacement options, and $30.9 million of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued Ordinary Shares, 504,598 will be held back by IONA as a source of indemnification payments that may become due to IONA. These Ordinary Shares will be issued and distributed to the former holders of the outstanding Netfish shares over a two-year period from the date of merger, after adjusting for any indemnification payments made. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

   The acquisition was accounted for using the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

   The total purchase price for Netfish consists of 4,221,216 newly-issued IONA Ordinary Shares at a fair market value of $55.00 per share, the fair value of 815,102 replacement options of IONA shares, and $30.9 million in cash to pay Netfish's related disposal expenses. The aggregate purchase price plus related direct acquisition costs and net liabilities assumed, less the amount allocated to unearned compensation expense, totaling $294.0 million has been allocated to the acquired assets and liabilities as follows:


                                                   (U.S. dollars
                                                   in thousands)
                                                   -------------
               Goodwill...........................   $265,701
               In-process research and development      3,600
               Completed technology...............     17,800
               Assembled workforce................      6,900
                                                     --------
                                                     $294,001
                                                     ========

   IONA expensed $3.6 million in respect of acquired in-process research and development, based upon an independent valuation of the current fair value of specifically identified Netfish research and development projects for which technological feasibility had not been established and for which alternative future uses did not exist. In estimating such current fair value, the estimated future after-tax cash flows attributable to the identified projects were considered, and were then discounted to present value utilizing discount rates commensurate with the risks of reaching technological feasibility, completing the in-process projects, and achieving estimated cash flows (the discount rate averaged 25%).

   Both other non-current assets and goodwill recorded in connection with the Netfish acquisition are being amortized on a straight-line basis over their useful economic lives of four years. The fair value of Netfish's tangible assets at acquisition date was approximately $4.8 million and its liabilities assumed totaled approximately $15.4 million.

  Object-Oriented Concepts, Inc.

   On February 8, 2001, a wholly owned subsidiary of IONA merged with and into Object-Oriented Concepts, Inc., a Delaware corporation ("OOC"), pursuant to which OOC became a wholly-owned subsidiary of IONA

                             IONA TECHNOLOGIES PLC
resulting in the issuance of 908,584 newly-issued IONA Ordinary Shares and replacement options. Of the 730,453 newly issued Ordinary Shares, 262,129 were subject to return to IONA as a purchase price adjustment upon the failure to achieve certain performance targets. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

   The acquisition was accounted for using the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

   The total purchase price for OOC consisted of 730,453 newly-issued IONA Ordinary Shares at a fair market value of $59.68, the fair value of 178,131 replacement options and $3.0 million in cash. The aggregate purchase price plus related direct acquisition costs of $40.3 million, net of tangible assets acquired of $0.7 million, has been allocated to the acquired assets and liabilities as follows:

                                            (U.S. dollars
                                            in thousands)
                                            -------------
                       Goodwill............    $30,488
                       Completed technology      9,250
                       Assembled workforce.        520
                                               -------
                                               $40,258
                                               =======

   Both other non-current assets and goodwill recorded in connection with the OOC acquisition are being amortized on a straight-line basis over their useful economic lives of four years. The fair value of OOC's tangible assets at acquisition date was approximately $1.4 million and its liabilities assumed totaled approximately $0.7 million.

   Certain of the performance targets applicable to the 262,129 newly issued Ordinary Shares subject to return were achieved in August 2001. Accordingly, IONA allocated $2.8 million of additional purchase price to goodwill, representing the fair market value of 174,735 Ordinary Shares no longer subject to return, at the time these performance targets were achieved.

  Software A.G., Inc.

   On February 7, 2001, IONA acquired the non-exclusive license rights to certain portions of Software AG, Inc.'s enterprise application integration technology for $10 million. The software has reached technological feasibility, and accordingly the cost has been capitalized and will be written off over its useful economic life of four years, in accordance with SFAS 86. In addition to the acquisition of the non-exclusive license rights to the technology, IONA has hired a substantial portion of the Software AG, Inc. engineering team responsible for the development of the technology.

  Genesis Development Corporation

   On June 13, 2000, a wholly-owned subsidiary of IONA merged with and into Genesis Development Corporation, a Pennsylvania corporation ("Genesis"), pursuant to which Genesis became a wholly-owned subsidiary of IONA, resulting in the issuance of 331,744 newly-issued IONA Ordinary Shares and 126,423 Ordinary Shares issuable upon assumed Genesis stock options. Of the 331,744 newly-issued Ordinary Shares,

                             IONA TECHNOLOGIES PLC

176,156 Ordinary Shares were subject to return to IONA as a purchase price adjustment upon the failure to achieve certain performance targets. The contingency was resolved in May 2001. Accordingly, IONA allocated $6.5 million of additional purchase price to goodwill, representing the fair market value of these 176,156 Ordinary Shares no longer subject to return, at the time the contingency was resolved. Goodwill is being amortized on a straight-line basis over its useful economic life of four years.

   The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

   The initial total purchase costs of $16.2 million, comprising the fair value of the shares issued not subject to relinquishment, the intrinsic value of the options issued and related costs, was allocated, based on their respective fair values, to other non-current assets (assembled workforce) of $1.2 million, goodwill of $14.0 million and net assets acquired of $1.0 million. Both other non-current assets and goodwill are being amortized on a straight-line basis over their useful economic lives of four years. The fair value of Genesis' assets at acquisition date was approximately $2.0 million and its liabilities assumed totaled approximately $1.0 million.

  Watershed Technologies, Inc.

   On February 23, 2000, IONA purchased substantially all the assets of Watershed Technologies, Inc., a provider of XML--based tools and services for building standards-based business-to-business and business-to-consumer portals, for $13.3 million. The costs have all been allocated to goodwill as the fair value of net assets acquired was approximately nil.

  Aurora Technologies, Inc.

   On July 1, 1999, IONA acquired the outstanding shares of Aurora Technologies, Inc. for a consideration of $520,000 payable in cash and the issuance of 48,750 shares to certain individuals in two equal installments on the first and second anniversary of the acquisition, provided they remain employees of IONA at the anniversary dates. The value of these shares, $780,000, was accounted for as deferred stock compensation and was credited to additional paid in capital and charged to expense as stock compensation on a straight-line basis over the two year period in which the stock was issued. Stock compensation expense amounted to $194,000, $390,000 and $196,000 in 2001, 2000 and 1999, respectively. The acquisition was accounted for using the purchase method of accounting. Cash consideration of $510,000 has been allocated to goodwill (Note 1) as the fair value of the net assets acquired was approximately nil.

  Pro Forma Disclosures

   The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the foregoing acquisitions had occurred on January 1, 2000 and January 1, 2001 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of 2000 and 2001 or of results which may occur in the future. The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other non-current assets, additional compensation expense on unearned stock compensation arising on the exchange of unvested options held by Netfish employees in exchange for unvested options granted by IONA, and the issuance of additional Ordinary Shares in connection with the acquisitions.

                             IONA TECHNOLOGIES PLC

                                                          Year Ended December 31,
                                                          ------------------------
                                                             2000           2001
                                                           ---------      ---------
                                                          (U.S. dollars in thousands,
                                                          except for loss per share
                                                              information)
Revenue.................................................. $ 163,338      $ 184,471
                                                           ---------      ---------
Loss before provision for income taxes*..................  (112,238)      (136,244)
                                                           ---------      ---------
Net loss.................................................  (115,408)      (135,804)
                                                           ---------      ---------
Basic and diluted net loss per Ordinary Share and per ADS     (4.46)         (5.31)
                                                           ---------      ---------

--------
* Acquired in-process research & development amounting to $3,600,000 is not included in the 2000 pro forma disclosures stated above due to its non-recurring nature.

5.  Restructuring

   In 2001, IONA's management and board of directors approved restructuring plans, which included initiatives to integrate the operations of the recently acquired companies, consolidate duplicative facilities and reduce overhead. Total accrued restructuring costs of $5.7 million were recorded related to these initiatives.

   Accrued restructuring charges included approximately $3.7 million representing the cost of involuntary employee separation benefits related to approximately 195 employees worldwide. Employee separation benefits include severance, medical and other benefits. Employee separations affect the majority of business functions, job classes and geographies, with a majority of the reductions in the United States and Europe. The restructuring plans also included costs totaling approximately $2.0 million associated with the closure and consolidation of office space, principally in the United States.

   In 2001, IONA substantially completed the approved restructuring plans, resulting in payments of $3.7 million in severance and related benefits to employees worldwide and $0.7 million in facility closure costs. Amounts remaining at December 31, 2001 of $1.3 million relate to additional facility closure and consolidation costs with cash outlays expected to be completed by the end of 2004.

6.  Restricted Cash

   IONA has approximately $1,078,000 in restricted cash deposits securing annual renewable letter of credit facilities with Fleet National Bank, relating to the Waltham, Massachusetts and Santa Clara, California leased facilities. Should IONA not renew these letter of credit facilities or default on its rental obligations, this amount will be payable to the lessor.


7.  Other Accrued Liabilities

   Other accrued liabilities consist of the following:

                                                Year Ended December 31,
                                                -----------------------
                                                 2001            2000
                                                  -------         -------
                                                (U.S. dollars in thousands)
                Income and other taxes payable. $ 1,709         $ 5,702
                Other..........................  12,308          10,891
                                                  -------         -------
                Total other accrued liabilities $14,017         $16,593
                                                  =======         =======

                             IONA TECHNOLOGIES PLC

8.  Fair Value of Financial Instruments

   The carrying amount of cash and cash equivalents approximates fair value due to the short term maturities of these investments. The fair value of trading and available-for-sale marketable securities are based on quoted market prices at year end.

   The estimated fair value of IONA's financial instruments are as follows:

                                            Year Ended December 31,
                                       ---------------------------------
                                             2001             2000
                                       ---------------- ----------------
                                          (U.S. dollars in thousands)
                                       Carrying  Fair   Carrying  Fair
                                        Amount   Value   Amount   Value
                                       -------- ------- -------- -------
       Non Derivatives
       Cash and cash equivalents...... $28,509  $28,509 $37,243  $37,243
       Restricted cash................   1,078    1,078     950      950
       Marketable securities--trading.  24,110   24,110  57,447   57,447
       Investments--available-for-sale      50       50     561      561

   The carrying amounts in the table are included in the statements of financial position under the indicated captions.

9.  Operating Lease Commitments

   IONA's only significant operating leases in 2001 were for the premises for the Sydney, Australia, Dublin, Ireland, Reading, UK, Frankfurt, Germany, Waltham, Massachusetts, San Mateo and Santa Clara, California, Reston, Virginia and Washington, D.C. operations. The Perth lease expired in November 2001. The Sydney lease expires in August 2002. The Dublin lease expires in 2023 with an option to exit the lease in 2013. IONA currently occupies approximately 44,650 square feet of the Dublin office space and sublets approximately 11,250 square feet of office space over a period of one to three years. The Reading lease expires in 2014 with an option to exit the lease in 2009. The Frankfurt lease expires in 2009 with an option to exit the lease in 2004. The Waltham lease expires in 2006, subject to IONA's right to renew for an additional term of five years expiring in 2011. IONA currently occupies approximately 61,000 square feet of the office space. The San Mateo lease expires in 2006, subject to IONA's right to renew for an additional term of five years expiring in 2011. IONA currently occupies approximately 10,500 square feet of the office space and sublets the remainder through April 2002. The Santa Clara leases expire in 2002, 2005, and 2006 with a majority expiring in 2005. IONA occupies approximately 38,400 square feet in the Santa Clara office and sublets approximately 9,500 square feet through the end of 2002. The Reston lease occupies approximately 10,500 square feet and expires in August 2004. The Washington, D.C. lease which expires in 2005 is fully sublet to a third party. Rent expenses under all operating leases were approximately $10,190,000, $6,251,000 and $5,857,000 in 2001, 2000 and 1999, respectively. Rental income under all operating subleases was approximately $726,000, $810,000 and $1,421,000 in 2001, 2000 and 1999 respectively. Future minimum lease payments under all operating leases as of December 31, 2001 are as follows (U.S. dollars in thousands):

                    Year ending December 31,
                    2002............................ $ 8,571
                    2003............................   7,779
                    2004............................   7,293
                    2005............................   5,658
                    2006............................   2,779
                    Thereafter......................   9,186
                                                     -------
                       Total minimum lease payments. $41,266
                                                     =======

                             IONA TECHNOLOGIES PLC

   Total minimum lease rental income to be received under the operating sub-leases for the Dublin, Santa Clara, Washington, D.C. and San Mateo premises as of December 31, 2001 is $1,365,000.

   IONA renewed its lease guarantee facility with the Bank of Ireland in 2001 for an additional year in the amount of IR(Pounds)1,930,000 (approximately $2,159,000 at December 31, 2001), with an annual fee of 1.25%. This renewed facility has a stated termination date of one year from the date of issuance unless otherwise renewed; however, the guarantee may be renewed annually at the discretion of the Bank of Ireland.

10.  Other Non-Current Assets

   Other non-current assets consist of the following:

                                                   Year Ended December 31,
                                                   ----------------------
                                                     2001             2000
                                                    --------         -------
                                                   (U.S. dollars in thousands)
           Purchased technology................... $ 53,764         $11,194
           Assembled workforce....................    8,658           1,238
           Security deposits......................      803             104
                                                    --------         -------
              Total other non-current assets...... $ 63,225         $12,536
           Accumulated amortization...............  (15,277)         (2,588)
                                                    --------         -------
              Total other non-current assets, net. $ 47,948         $ 9,948
                                                    ========         =======

11.  Property and Equipment

   Property and equipment consists of the following:

                                                 Year Ended December 31,
                                                 ----------------------
                                                   2001            2000
                                                  --------        --------
                                                 (U.S. dollars in thousands)
           Motor vehicles....................... $     20        $     20
           Computer equipment...................   25,480          22,032
           Office equipment.....................    4,145           2,093
           Furniture and fixtures...............   11,701          10,733
                                                  --------        --------
              Total property and equipment...... $ 41,346        $ 34,878
           Accumulated depreciation.............  (22,557)        (16,300)
                                                  --------        --------
              Total property and equipment, net. $ 18,789        $ 18,578
                                                  ========        ========

12.  Redeemable Preference Shares, Warrants and Shareholders' Equity

   IONA's authorized share capital is divided into Redeemable Preference Shares ("Preference Shares") of (Euro)0.0025 par value per share and Ordinary Shares of (Euro)0.0025 par value per share.

   The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of IONA but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in IONA, a fixed cumulative preference dividend at a rate of 6% per annum on the

                             IONA TECHNOLOGIES PLC
amount paid up on the Preference Shares. Upon winding up of IONA, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of IONA. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of IONA.

   Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish Company Law. Any dividends on the Ordinary Shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2001, 2000 and 1999, at the exchange rates in effect on those dates, were approximately nil, $28,000,000 and $22,000,000, respectively.

   In December 1999, in connection with a major license agreement, the Company issued 42,900 share purchase warrants to the licensee. The warrants were exercisable immediately at a price of $34.125 per share and expire on December 20, 2003. At December 31, 2001 no share purchase warrants were outstanding.

   The Company determined the fair value of the warrant at the time of issuance using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's Ordinary Shares of 0.913 and a weighted-average expected life of the option of four years. The determined value of the warrants was debited to revenue and credited to additional paid-in capital in 1999.

13.  Share Option Scheme

   IONA has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options. Under APB 25, IONA has recognized compensation expense of $1,780,000, $404,000 and $372,000, during 2001, 2000 and 1999, respectively, for those instances in which the exercise prices of IONA's stock options were less than the estimated market price of the underlying shares on the date of grant and for the stock compensation arising on the Aurora and Netfish acquisitions (Note 4).

   During 2001, IONA accelerated the vesting of stock options granted to certain employees whose employment was terminated. IONA recognized compensation expense of $233,000 in 2001 in accordance with the requirements of FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation."

   IONA's Executive Share Option Scheme has authorized the grant of options to personnel for up to 1,125,500 shares of IONA's A Ordinary Shares. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant.

   During 1997, IONA's Board of Directors and shareholders approved the 1997 Share Option Scheme which provides for the grant of share options to employees, consultants, directors and officers of IONA. The 1997 Share Option Scheme initially provided for the issuance of up to 2,250,000 of IONA's Ordinary Shares. In 1998, IONA's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000. In 2000, IONA's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that

                             IONA TECHNOLOGIES PLC
may be issued under the 1997 Share Option Scheme to an aggregate of 8,900,000. In 2001, IONA's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of the total combined voting power of IONA.

   During 1997, IONA's Board of Directors and shareholders also approved the 1997 Director Share Option Scheme which provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of IONA to non-employee directors of IONA.

   Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if IONA had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5%, 5% and 6%; dividend yields of 0%; volatility factors of the expected market price of IONA's Ordinary Shares of 1.10, 1.13 and 1.27; and a weighted-average expected life of the option of five years.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. IONA's pro forma information follows for the years ended December 31, 2001, 2000 and 1999 (in thousands except for earnings (loss) per share information):

                                         Year Ended December 31,
                                       ---------------------------
                                          2001      2000     1999
                                       ---------  -------  -------
             Pro forma net loss....... $(118,481) $(4,064) $(4,050)
             Pro forma loss per share:
                Basic................. $   (4.64) $ (0.19) $ (0.20)
                Diluted............... $   (4.64) $ (0.19) $ (0.20)

   A summary of IONA's stock option activity, and related information for the years ended December 31, 2001, 2000 and 1999 follows:

                                                      Year Ended December 31,
                          --------------------------------------------------------------------------------
                                     2001                       2000                       1999
                          -------------------------- -------------------------- --------------------------
                                        Weighted-                  Weighted-                  Weighted-
                                         Average                    Average                    Average
                            Options   Exercise Price   Options   Exercise Price   Options   Exercise Price
                          ----------  -------------- ----------  -------------- ----------  --------------
Outstanding-beginning of
  period.................  4,712,476      $34.16      3,311,966      $14.25      3,170,383      $13.04
Granted..................  5,006,333       22.43      2,779,100       49.23      1,957,864       14.01
Forfeitures.............. (1,528,179)      35.19       (374,869)      19.94     (1,017,135)      13.29
Exercised................   (725,569)       9.36     (1,003,721)      13.86       (799,146)      10.10
                          ----------      ------     ----------      ------     ----------      ------
Outstanding-end of period  7,465,061      $28.33      4,712,476      $34.16      3,311,966      $14.25
                          ==========      ======     ==========      ======     ==========      ======
Exercisable at end of
  period.................  1,926,650      $27.79        715,353      $17.77        746,305      $15.87
                          ==========      ======     ==========      ======     ==========      ======

                             IONA TECHNOLOGIES PLC

                                                              Year Ended December 31,
                                         -----------------------------------------------------------------
                                                 2001                  2000                  1999
                                         --------------------- --------------------- ---------------------
                                                  Weighted-             Weighted-             Weighted-
                                         Fair      Average     Fair      Average     Fair      Average
                                         Value  Exercise Price Value  Exercise Price Value  Exercise Price
                                         ------ -------------- ------ -------------- ------ --------------
Weighted-average fair value of options
  granted during the year for options
  whose exercise price equals the market
  price of the Ordinary Shares on the
  date of grant......................... $21.12     $26.16     $40.31     $49.23     $11.92     $14.01
Weighted-average fair value of options
  granted during the year for options
  whose exercise price is less than the
  market price of the Ordinary Shares on
  the date of grant..................... $41.62     $ 7.92         --         --         --         --

   Exercise prices for options outstanding as of December 31, 2001 ranged from $0.32 to $79.88 per share. An analysis of options outstanding at December 31, 2001 is as follows.

                                                                             Weighted
                                                                             Average
                                                              Number of     remaining       Options
                                                               options   contractual life  currently
Exercise Price                                               outstanding    (in years)    exercisable
--------------                                               ----------- ---------------- -----------
Less than $5.00 per share...................................     84,269        6.6            52,430
Greater than $5.00 per share and less than $15.00 per share.  2,735,731        8.4           754,907
Greater than $15.00 per share and less than $25.00 per share  1,312,145        8.7           232,044
Greater than $25.00 per share and less than $37.50 per share  1,408,874        8.8           362,045
Greater than $37.50 per share and less than $50.00 per share    834,537        8.6           212,080
Greater than $50.00 per share and less than $62.50 per share    648,705        8.7           175,033
Greater than $62.50 per share...............................    440,800        8.6           138,111
                                                              ---------                    ---------
   Total....................................................  7,465,061                    1,926,650
                                                              =========                    =========

14.  Employee Share Purchase Plan

   In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. At December 31, 2001 and 2000, 166,197 and 60,441 shares have been issued under the plan, respectively. There were no Ordinary Shares issued under the plan at December 31, 1999.

                             IONA TECHNOLOGIES PLC

15.  Net Income (Loss) Per Ordinary Share And Ads

   The following sets forth the computation of basic and diluted net income
(loss) per Ordinary Share and ADS:

                                                                              Year Ended December 31,
                                                                             ----------------------------------
                                                                               2001        2000       1999
                                                                              --------     -------    -------
                                                                             (U.S. dollars in thousands, except
                                                                                  per share data)
Numerator:
   Numerator for basic and diluted net income (loss) per Ordinary Share and
     ADS--income (loss) available to Ordinary Shareholders.................. $(83,500)    $14,165    $ 5,459
                                                                              --------     -------    -------
Denominator:
   Denominator for basic earnings per share--weighted average Ordinary
     Shares and ADS.........................................................   25,556      21,177     19,797
                                                                              --------     -------    -------
   Effect of employee stock options.........................................       --       2,343      1,427
                                                                              --------     -------    -------
   Denominator for diluted net income (loss) per Ordinary Share and ADS.....   25,556      23,520     21,224
                                                                              ========     =======    =======
   Basic net income (loss) per Ordinary Share and ADS....................... $  (3.27)    $  0.67    $  0.28
                                                                              ========     =======    =======
   Diluted net income (loss) per Ordinary Share and ADS..................... $  (3.27)    $  0.60    $  0.26
                                                                              ========     =======    =======

16.  Income Taxes

   Income (loss) before provision for (benefit of) income taxes consists of the following:

                                   Year Ended December 31,
                                   ---------------------------
                                     2001      2000     1999
                                   --------   -------  ------
                                   (U.S. dollars in thousands)
                     Ireland...... $(69,452)  $ 7,973  $3,110
                     Rest of World  (14,616)    8,991   3,437
                                   --------   -------  ------
                        Total..... $(84,068)  $16,964  $6,547
                                   ========   =======  ======

   The provision for (benefit of) income taxes consists of the following:

                                                          Year Ended December 31,
                                                          ---------------------------
                                                            2001      2000     1999
                                                           -------    ------  ------
                                                          (U.S. dollars in thousands)
Current:
   Ireland............................................... $(1,195)   $2,097   $  886
   Rest of World.........................................     627       702      202
                                                           -------    ------  ------
       Total current.....................................    (568)    2,799    1,088
Deferred:
   Ireland...............................................      --        --       --
   Rest of World.........................................      --        --       --
                                                           -------    ------  ------
       Total deferred....................................      --        --       --
                                                           -------    ------  ------
       Total provision for (benefit of) income taxes..... $  (568)   $2,799   $1,088
                                                           =======    ======  ======

                             IONA TECHNOLOGIES PLC

   The provision for (benefit of) income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

                                                                                   Year Ended December 31,
                                                                                  -------------------------
                                                                                    2001       2000    1999
                                                                                  --------   -------  ------
                                                                                  (U.S. dollars in thousands)
Income taxes (benefit) computed at the Irish statutory income tax rate of 20% for
  2001, 24% for 2000 and 28% for 1999............................................ $(16,813)  $ 4,071  $1,833
Income (loss) from Irish manufacturing operations (taxed at) benefited at lower
  rates..........................................................................      585      (982)   (483)
Operating losses not utilized....................................................    7,012       247     542
Income (loss) subject to different rates of tax..................................   (3,467)      391    (113)
Income (loss) not subject to tax.................................................     (450)   (1,261)   (657)
Non-deductible expenses..........................................................   12,540     1,351      40
Other individually immaterial items..............................................       25        32      22
Operating losses utilized........................................................       --    (1,050)    (96)
                                                                                  --------   -------  ------
   Total provision for (benefit of) income taxes................................. $   (568)  $ 2,799  $1,088
                                                                                  ========   =======  ======

   The effect on basic and diluted net income (loss) per Ordinary Share and per ADS of the Irish manufacturing operations being taxed at (benefited at) a lower rate than the Irish Statutory income tax rate was an increase in loss per share of $0.02 and $0.02 respectively for the year ended December 31, 2001 and an increase in net income per share of $0.05 and $0.04 respectively for the year ended December 31, 2000, and an increase in net income per share of $0.02 and $0.02 respectively for the year ended December 31, 1999.

                                               Year Ended December 31,
                                              ------------------------
                                                2001       2000    1999
                                              --------    -----  -------
                                              (U.S. dollars in thousands)
         Deferred tax assets:
            Net operating loss carryforwards. $ 17,500    $ 685  $ 1,735
                                              --------    -----  -------
         Total deferred tax assets...........   17,500      685    1,735
         Valuation allowance.................  (17,500)    (685)  (1,735)
                                              --------    -----  -------
         Net deferred tax assets............. $     --    $  --  $    --
                                              ========    =====  =======

   At December 31, 2001, the Company has a net operating loss carryforward of approximately $42.0 million for U.S. federal income tax purposes which will expire in the tax years 2008 through 2021 if not previously utilized. Utilization of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiary.

   At December 31, 2001, approximately $24.5 million of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as it is not expected that it will reverse. At December 31, 2001, $9.8 million of the valuation allowance related to disqualifying dispositions.

   At December 31, 2001, IONA also had net operating loss carryforwards totaling approximately $2.0 million for Australian income tax purposes which carry forward indefinitely. The utilization of these net operating loss

                             IONA TECHNOLOGIES PLC
carryforwards is limited to the future profitable operation of IONA in the related tax jurisdictions in which such carryforwards arose. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

17.  Industry and Geographic Information

   The Company has one reportable segment: enterprise infrastructure software. The Company also provides global services, consisting of consulting and training, customer support of all our products, and, to a limited extent, product customization and enhancements.

   The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.

   The following is a summary of enterprise-wide geographic areas information:

Revenues from external customers, all attributable to foreign countries:

                                        Year Ended December 31,
                                       --------------------------
                                         2001      2000     1999
                                       --------  -------- --------
                                       (U.S. dollars in thousands)
              United States........... $119,698  $103,107 $ 67,577
              Other European Countries   42,357    39,552   30,717
              Rest of World...........   18,649    10,404    7,146
                                       --------  -------- --------
                 Consolidated total... $180,704  $153,063 $105,440
                                       ========  ======== ========

   Revenues are attributed to countries based on the location of customers.

Long Lived Assets:

                                           Year Ended December 31,
                                           ------------------------
                                             2001    2000    1999
                                           -------- ------- -------
            Country of Domicile
               Ireland.................... $325,465 $42,628 $16,056
            Foreign Countries
               United States..............    8,779   7,598   4,180
               Cayman Islands.............       --     511  12,526
               Rest of World..............    1,260   1,336   1,118
                                           -------- ------- -------
                   Consolidated total..... $335,504 $52,073 $33,880
                                           ======== ======= =======

18.  Settlement of Litigation

   In March 2000, RSA Securities, Inc. ("RSA") and the Massachusetts Institute of Technology filed suit against the Company alleging that the Company breached the terms of a patent license agreement between RSA and IONA. In June 2000, the Company and RSA entered into a confidential settlement agreement to settle all outstanding claims among the parties. Costs associated with the settlement of this litigation amounted to $1,350,000.

                             IONA TECHNOLOGIES PLC

19.  Subsequent Events (Unaudited)

   On February 28, 2002 the Company announced the public offering of 4,000,000 of its American Depositary Shares, representing 4,000,000 of its ordinary shares at a price of $15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over allotments. The net proceeds from the offering of 4,600,000 shares were approximately $63.7 million, which will be used for general corporate purposes, including working capital and the possible acquisition of additional businesses, technologies and products.

   On February 28, 2002, the performance targets applicable to the remaining 87,394 newly-issued Ordinary Shares issued in connection with the acquisition of OOC and subject to return were achieved. Accordingly, IONA allocated $1.2 million of additional purchase price to goodwill, representing the fair market value of 87,394 Ordinary Shares no longer subject to return, at the time these performance targets were achieved.

                                 Exhibit Index

Exhibit No.                                       Description of Exhibit
-----------                                       ----------------------

        1.1  Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to
               IONA's Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

        1.2  Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to
               IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

        2.1  Specimen Certificate representing Ordinary shares (filed as Exhibit 4.1 to IONA's Registration
               Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

        2.2  Deposit Agreement dated as of February 24, 1997, by and among IONA Technologies PLC,
               Morgan Guaranty Trust Company of New York and the holders from time to time of IONA's
               American Depositary Shares (filed as Exhibit 4.2 to IONA's Registration Statement on Form F-
               1 (File No. 333-6396) and incorporated herein by reference)

        4.1  Registration Rights Agreement dated as of June 13, 2000, by and between IONA Technologies
               PLC and the stockholders of Genesis Development Corporation listed on Schedule I thereto
               (filed as Exhibit 4.4 to IONA's Registration Statement on Form F-3 (File No. 333-12362) and
               incorporated herein by reference)

        4.2  Registration Rights Agreement dated as of February 8, 2001, by and between IONA Technologies
               PLC and the stockholders of Object-Oriented Concepts, Inc. listed on Schedule I thereto (filed as Exhibit 4.3 to IONA's annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)

        4.3  Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA
               Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to
               IONA's annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)

        4.4  Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA
               Technologies PLC (filed as Exhibit 4.5 to IONA's annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)

        4.5  Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA
               Technologies, Inc. (filed as Exhibit 4.6 to IONA's annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)

        4.6+ Executive Share Option Scheme (filed as Exhibit 10.1 to IONA's Registration Statement on Form
               F-1 (File No. 333-6396) and incorporated herein by reference)

        4.7+ 1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA's Registration Statement on
               Form S-8 (File No. 333-12326) and incorporated herein by reference)

        4.8+ 1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA's Registration Statement on
               Form F-1 (File No. 333-6396) and incorporated herein by reference)

        4.9+ 1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA's Registration
               Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

       4.10+ Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA's
               Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)

       4.11+ Object-Oriented Concepts, Inc. Stock Plan (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)

       4.12+ Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA's Registration
               Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)

        8.1  Subsidiaries of IONA Technologies PLC

       10.1  Consent of Ernst & Young

--------
+ Indicates a management contract or any compensatory plan, contract or arrangement.