Form 20-F
period 2002-12-31
IONA TECHNOLOGIES PLC
filed 2003-04-04
CIK 1032346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002	Commission File No. 0-29154

IONA Technologies PLC

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

The IONA Building

Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:     None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares, €0.0025 Par Value Per Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None

Indicate number of shares outstanding of each of the registrant’s classes of capital or common stock as of December 31, 2002:

32,543,021* Ordinary Shares, €0.0025 Par Value

* Excludes an aggregate of 291,947 ordinary shares issuable as of December 31, 2002 pursuant to contractual obligations of the registrant.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes     X                    No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                    Item 18     X

Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
Item 5. Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.
D. Trend Information
Item 6. Directors, Senior Management and Employees
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
B. Significant Changes
Item 9. The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets on which Our Ordinary Shares Trade
D. Selling Shareholder
E. Dilution
F. Expenses of the Issue
Item 10. Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statements by Experts
H. Documents on Display
I. Subsidiary Information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
Item 13. Defaults, Dividends Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
CERTIFICATION
CERTIFICATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Exhibit Index
EX-4.11 Severance Agreement
EX-4.12 Non-Executive Directors Change in Control
EX-4.13 Change in Control Agreement
EX-4.14 Change in Control Agreement Steven Fisch
EX-8.1 Subsidiaries of Iona Technologies PLC
EX-10.1 Consent of Ernst & Young
EX-10.2 Certification of CEO
EX-10.3 Certification of CFO

      This annual report on Form 20-F was not prepared for filing in Ireland in compliance with Irish law or the listing rules of the Irish Stock Exchange.

      Unless otherwise provided herein or required by the context, references to “we”, “us”, “IONA” or the “Company” in this annual report shall mean IONA Technologies PLC and its world-wide subsidiaries, collectively.

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

      Our financial statements are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States. All references in this annual report to “dollars” and “$” are to U.S. dollars, and all references to “euro” or “€” are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars.

      Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euro to dollars have been made at an exchange rate of .9537 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002.

      The terms Orbix® and IONA® used in this annual report are our registered trademarks. The terms “Rapid Integrationtm‘ and “Artixtm” are our trademarks. “CORBA®” is a registered trademark of the Object Management Group, Inc. in the United States and other countries. “J2EEtm” is a trademark of Sun Microsystems, Inc. All other trademarks appearing in this annual report are the property of their respective holders.

      This annual report, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, our future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, sources of liquidity, markets and plans and objectives of management. All forward-looking statements included herein are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or to conform these statements to actual results. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Factors that may cause such variation are discussed in Item 5 “Operating and Financial Review and Prospects,” Item 3.D. “Risk Factors” and our reports filed with the Securities and Exchange Commission.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not required.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

      The following selected consolidated financial data as of December 31, 2002 and 2001, and for each of the years ended December 31, 2002, 2001 and 2000, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and audited by Ernst & Young. The selected financial data as of December 31, 2000, 1999 and 1998 and for each of the years ended December 31, 1999 and 1998 have been derived from our audited consolidated financial statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP. The financial information set forth below is qualified by and should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included in Item 18 of this annual report and “Operating Results” included in Item 5.A. of this annual report.

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$73,452	$118,178	$105,533	$71,265	$58,900
Service revenue	49,778	62,526	47,530	34,175	24,727

Total revenue	123,230	180,704	153,063	105,440	83,627

Cost of revenue:
Cost of product revenue	1,685	3,190	3,457	2,389	1,409
Cost of service revenue	25,458	34,926	26,484	21,113	15,568

Total cost of revenue	27,143	38,116	29,941	23,502	16,977

Gross profit	96,087	142,588	123,122	81,938	66,650
Operating expenses:
In-process research and development	—	3,600	—	—	5,000
Research and development	38,256	40,260	26,906	21,195	14,849
Sales and marketing	72,888	88,419	63,669	43,794	28,136
General and administrative	13,252	15,318	12,046	10,454	9,931
Amortization of other non-current assets(1)	10,115	14,151	2,858	390	—
Amortization of goodwill(1)	—	61,403	4,973	64	—
Restructuring	20,763	5,705	—	—	—
Impairment of goodwill	276,808	—	—	—	—
Impairment of intangible assets and fixed assets	32,336	—	—	1,671	1,658
Settlement of litigation	—	—	1,350	—	—

Total operating expenses	464,418	228,856	111,802	77,568	59,574

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(In thousands, except per share data)
Income (loss) from operations	(368,331)	(86,268)	11,320	4,370	7,076
Interest income, net	1,069	2,504	4,116	2,556	2,552
Net exchange loss	(502)	(468)	(384)	(379)	(541)
Gain on sale of investment and other income	—	164	1,912	—	—

Income (loss) before provision for (benefit of) income taxes	(367,764)	(84,068)	16,964	6,547	9,087
Provision for (benefit of) income taxes	1,543	(568)	2,799	1,088	1,409

Net income (loss) available to Ordinary Shareholders	$(369,307)	$(83,500)	$14,165	$5,459	$7,678

Basic net income (loss) per Ordinary Share and per ADS	$(11.58)	$(3.27)	$0.67	$0.28	$0.40

Shares used in computing basic net income (loss) per Ordinary Share and per ADS (in thousands)	31,890	25,556	21,177	19,797	19,268

Diluted net income (loss) per Ordinary Share and per ADS	$(11.58)	$(3.27)	$0.60	$0.26	$0.37

Shares used in computing diluted net income (loss) per Ordinary Share and per ADS (in thousands)	31,890	25,556	23,520	21,224	20,893

	At December 31,

	2002	2001	2000	1999	1998

	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable securities	$81,650	$53,697	$95,640	$70,183	$60,549
Working capital	59,221	40,262	99,234	77,841	61,802
Total assets	131,604	437,698	202,559	144,342	108,881
Capital lease due after more than one year	—	—	—	—	3
Ordinary Shares (number)	32,835	27,817	21,990	20,451	19,452
Ordinary Share value (par value)	91	80	66	63	61
Total shareholders’ equity	74,905	375,766	151,307	111,721	81,978

(1)	Certain amounts reported in all prior periods have been reclassified to conform with the presentation in 2002.

B.     Capitalization and Indebtedness

      Not required.

C.     Reasons for the Offer and Use of Proceeds

      Not required.

D.     Risk Factors

A further decline in information technology spending may result in a decrease in our revenues or lower growth rates.

      The slowdown in global economies has negatively affected the level of spending of our customers on information technology (IT) solutions. We cannot predict if or when the growth rate of worldwide economies will rebound, or when or if demand for IT solutions will increase. A further decline or lack of growth in the demand for IT solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. Continuation of the current economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.

      In addition, actual or threatened terrorist attacks in the United States, related military actions and events or effects occurring in response to those developments may reduce the amount or delay the timing of capital expenditures by corporations for IT. Accordingly, we cannot be assured that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

      It is difficult to forecast the timing and recognition of our revenues because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

•	reduced demand for our products or for integration software generally;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

      Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

      Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

•	a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

•	the size of transactions can vary significantly;

•	the demand for our products may change;

•	customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenues under our revenue recognition policies.

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

      Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain nonrecurring expenses attributable to the settlement of litigation, restructuring and impairment of goodwill and other non-current assets. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration solutions.

      We believe that there is an emerging demand for Web services and related integration solutions. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises implementing Web services. If the market for Web services infrastructure solutions does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

      The acceptance of our recently launched Rapid Integration software also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or gain widespread acceptance, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

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

      The products that we offer include newly-launched products with a short track record. These products may contain defects that may be detected at any point in the product’s life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

•	loss of customers;

•	injury to our reputation;

•	loss or delay of market acceptance or sales;

•	increased service or warranty costs; or

•	legal action by our customers.

      In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

      The IT integration market is becoming increasingly volatile. To address this volatility and global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to anticipate changing business conditions and manage personnel and other costs while increasing sales.

      We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary’s Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market. In addition, our ability to manage our operations and financial performance would be materially adversely affected if terrorist attacks or military or other political events prohibit or restrict the travel of our personnel.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

      We may have to defer revenue recognition due to several factors, including whether:

•	we are required to accept extended payment terms;

•	the transaction involves contingent payment terms or fees;

•	the transaction involves acceptance criteria or there are identified product-related issues; or

•	license agreements include products that are under development or other undelivered elements.

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

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could adversely affect our quarterly or annual operating results.

      We derive a significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

Our inability to create and preserve relationships with software vendors, systems integrators or other third parties that market and sell our products could reduce our revenues.

      Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These systems integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and systems integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

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

We currently derive most of our revenue from a limited number of our products.

      To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix products and fees from related services. We expect these products to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our sales.

      To date, we have sold our products primarily through our direct sales force, software vendors and system integrators. We plan to continue to invest in, and rely on sales through, these distribution channels and other indirect channels. We experience lower profit margins on the distribution of our products through third-party distribution channels. We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

We operate in highly competitive markets and we may be unable to compete successfully.

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

      We compete principally against vendors of:

•	enterprise infrastructure software;

•	enterprise application integration software; and

•	Web services integration software.

      We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the demand for our products;

•	the development by others of software that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs;

•	the ability of our competitors to market their products aggressively and effectively; and

•	the ability of our competitors to hire, retain and motivate key personnel.

      In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for remaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

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

      As part of our business strategy, we may pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

If we are unable to attract and retain highly qualified personnel, our future results would be adversely affected.

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

      We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and we intend to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

•	fluctuations in currency exchange rates;

•	political and economic conditions in various jurisdictions;

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	failure to enter into relationships with local resellers, systems integrators or other third party vendors, or to introduce localized products;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles; and

•	differing laws affecting the enforceability of intellectual property rights and product liability.

      If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

If our effective tax rate increases, our business and financial results would be adversely impacted.

      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% as of January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected. If our revenues fail to grow we will become increasingly dependent on favorable tax rates to maintain our earnings.

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

If we do not have the right to use third-party technology, we may have to stop selling and shipping products and incur significant development or license expenses.

      We use and incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

•	stop using the third-party technology;

•	stop selling and shipping our products in which the third-party technology is used; or

•	incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

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

      Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

•	discontinue the use of certain processes;

•	cease the use and sale of infringing products and services;

•	expend significant resources to develop non-infringing technology;

•	obtain licenses to competing technology; or

•	indemnify customers under certain clauses relating to intellectual property rights in our licenses.

      We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses, adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

      To comply with the recently adopted Sarbanes-Oxley Act of 2002, as well as proposed changes to listing standards by Nasdaq, we may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, are likely to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

About the Company

      We are an Irish resident public limited company (company number 171387) and operate under Irish Company Law. We were incorporated in Ireland on March 19, 1991 under the legal and commercial name IONA Technologies Limited and re-registered under the legal and commercial name IONA Technologies PLC in February 1997. Our registered office and principal place of business is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Our telephone number at that location is +353 1 6372000.

      The principal place of business in the United States of our wholly-owned subsidiary, IONA Technologies, Inc., is 200 West Street, Waltham, MA, 02451, USA.

Important Company Events and Company Takeovers

      In 2002, we announced the public offering of 4,000,000 of our American Depositary Shares, representing 4,000,000 of our ordinary shares, at a price of $15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over-allotments. The 4,600,000 shares were offered by an underwriting group led by Lehman Brothers Inc., SG Cowen Securities Corporation and Prudential Securities Incorporated. The net cash proceeds of the offering is being used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire additional businesses, technologies and products.

      In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would be distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. If we make no new claims,

126,150 ordinary shares will be distributed in May 2003. The 142,045 ordinary shares held back by us could be distributed upon resolution of pending indemnification claims in a manner unfavorable to us.

Certain Investments

      During 2002, 2001 and 2000 we invested $5.2 million, $5.4 million and $8.1 million, respectively, for the purchase of furniture, fixtures and equipment, for further investment in our management information systems and for capital expenditures.

      During 2002, 2001 and 2000 we invested $0.2 million, $15.5 million and $8.8 million, respectively, in technology, which had reached technological feasibility.

B.     Business Overview

Overview

      IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our Rapid Integration software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level application design consultation, education and product implementation.

      Founded in 1991, we are headquartered in Dublin, Ireland, with our wholly-owned U.S. subsidiary headquartered in Waltham, Massachusetts. We have a long track record of technology leadership and dedication to continuous product improvement. From our inception, we have focused on making software work together. We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide. We employ more than 600 people in more than 30 offices worldwide.

Industry Background

      A typical enterprise information technology infrastructure consists of multiple databases, application servers, applications and integration software products that are often separately maintained and largely incompatible. The development and integration of applications to meet ever-evolving computing requirements is highly complex. Moreover, demand for greater efficiency, flexibility and ease of use in business operations has resulted in the proliferation of applications that automate an enterprise’s core processes. Software vendors have developed numerous applications, based on different programming languages, operating systems and hardware specifications, to streamline business operations, such as telecommunications network management systems, financial trading systems, supply chains and internal administrative processes. To perform a single business transaction, numerous distinct processes must be coordinated across several different applications and systems. For example, when a customer order is submitted, Web-based front-end systems need to communicate with inventory systems to determine the availability and location of the item; coordinate with financial institutions to verify the customer’s credit and process payment; synchronize shipment dates and track logistics; and record the transaction in internal back-end systems. To facilitate performance of these functions, various infrastructure vendors, including applications server and enterprise integration software providers, have emerged to deploy, integrate and manage disparate applications as well as connect legacy systems.

      This proliferation of integration solutions has created additional challenges for software developers and vendors. Most solutions are proprietary in nature, do not support cross-industry technological standards, and require significant training and implementation. As a result, organizations are struggling with slow returns on their IT investments, the complexity of existing integration challenges and the demands of an increasingly dynamic business environment.

      Web services technology is emerging as the next approach for the integration of software utilizing Internet standards and protocols. Through the use of open standards, Web services allow applications to more easily share data and leverage functionalities of other applications. As a result, Web services provide an opportunity to implement and manage dynamic business applications and systems in a less disruptive, less costly and faster manner than in existing integration solutions. The deployment and integration of applications within a Web services environment requires software infrastructure to provide necessary quality of service and functionality, such as reliability, scalability and security, as well as integration with legacy applications. Due to the continued reliance on a necessary number of heterogeneous applications and systems as well as the emergence of Web services, organizations are seeking comprehensive integration solutions that encompass a unifying, standards-based, service-oriented architecture to facilitate multi-level interoperability of software applications and systems.

      Traditional integration products are proprietary and difficult to use, which means they require too many scarce, highly skilled resources to implement the solutions. These products tend to be monolithic systems that are not modular and do not integrate easily or work well with one another. In addition, they are very expensive to purchase and implement. The result is a very high total cost of implementation. In short, integration projects using traditional integration products are expensive and consume time and scarce resources.

The Rapid Integration Opportunity

      The opportunity for IONA is to offer products that challenge traditional integration solutions and to change the economics of IT through a new approach we call Rapid Integration.

      IONA’s Rapid Integration products deliver rapid solutions. Our customers can integrate systems quickly and with lasting results. We provide a solid architectural approach utilizing open standards on which customers can build over time. Our deep commitment to standards mitigates the customer’s risk of being locked into a proprietary solution from a single vendor. The end result is lower total cost of ownership in terms of license costs, training costs for developers, cost of services required to develop and deploy the solution and ongoing support costs.

      Our approach is based on Service Oriented Architectures (SOAs), which enable organizations to connect all of their IT assets to a common backbone and thereby leverage and reuse those existing assets. The best SOAs are based on standards, which insulate the customer’s integration investments from future changes in technology, products, selling channels and business processes. CORBA is the most widely deployed SOA to date, and has been typically deployed to address technically complex applications. Web services are the next generation of SOA and they address a broader class of problems that, to date, have not been as technically challenging.

      IONA’s Rapid Integration solutions combine SOAs, Web services and incremental deployment capabilities and are designed to dramatically change the economics of IT.

Strategy

      Our objective is to be the leading independent provider of Rapid Integration software. To achieve this objective, we intend to pursue the following strategies:

      Maintain our Technological Leadership. We have a long track record of technological leadership and dedication to continuous product improvement. Our Rapid Integration products enable our customers to rapidly and efficiently develop, deploy, integrate and manage applications and systems. We intend to further expand our core product functionality as well as continue to develop complementary products that enhance and extend our Rapid Integration software products. We will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards, we intend to facilitate the broad acceptance of our products. We may acquire businesses, products or technologies that we believe will enhance and expand our current product offerings.

      Leverage and Expand our Strategic Alliances. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are potentially in demand. We intend to leverage our established relationships and forge new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have relationships with leading software and technology vendors, such as Business Objects, Hewlett-Packard and Manugistics, and global system integrators, such as HP Services, BearingPoint, IBM, CSC and SAIC. We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market presence.

      Further Penetrate our Existing Customer Base and Core Vertical Markets. We have a large and growing customer base across a wide variety of industries. The strategic importance of our products allows us to develop strong relationships with the key technology decision makers within our customer base. In addition, our strategic selling approach facilitates broad adoption of our products throughout a company. Accordingly, we intend to generate incremental sales from our existing customer base through the introduction of new and enhanced products. We also intend to generate incremental sales from key vertical markets where we have significant penetration, particularly telecommunications, government/defense and financial services.

Products

      Integration is a complex problem requiring sophisticated technologies and thorough expertise at multiple levels. Our Rapid Integration solutions enable integration at the component, middleware, application and process levels.

      Component integration provides a distributed computing infrastructure for business critical applications. These systems tend to be closely coupled, and require high performance, low latency and transactional integrity. Challenges include integrating different languages and interoperability among different component models such as .NET, J2EE and CORBA. Integration across disparate middleware domains also requires solutions that offer high-performance, reliability, availability, and security but at a higher level of granularity. Application integration also calls for the transformation of data from application to application, content-based routing, adapters to packaged applications and various technology systems, including databases and transaction monitors. Process integration involves automating long-lived, multi-step business processes, which requires business process modeling, managing the flow of documents, events, and exceptions, coordinating and managing collaborations, activity monitoring, and process optimization.

      IONA Orbix is our CORBA and J2EE product line for component-level integration. Orbix provides a single, common platform for the configuration, deployment, management, and security of service-oriented architectures. Orbix contains the world’s leading CORBA implementation, an enterprise-class J2EE application server and an innovative Web services platform. Orbix is differentiated by its breadth of support for disparate computing technologies—including Web services, COBOL, C++, Java, PL/I, IMS, CICS and COM/.NET—and its ability to deploy SOAs on the mainframe.

      IONA Artix is a high-performance middleware switch that provides seamless interoperability of multiple middleware technologies. Artix enables SOAs through request brokering of disparate messaging and component middleware. It also enables the deployment of enterprise class Web services with fault tolerance, load balancing, legacy integration, security and management. Artix is intended for use by enterprise system architects and developers who are challenged with integrating diverse software applications and middleware domains. We expect to launch Artix in the second quarter of 2003.

      IONA Enterprise Integrator is an application-level integration broker designed for enterprise system architects and developers who require quick solutions to technology integration challenges. Enterprise Integrator provides faster results and is more cost effective than traditional Enterprise Application Integration (EAI) solutions. Enterprise Integrator features out-of-the-box adapters and an extensible adapter development kit and provides enterprise-class qualities of service, including load balancing and fault tolerance.

      IONA Orchestrator is a Web services integration broker intended for business analysts and IT developers who need to quickly automate business processes among Web services based applications. Orchestrator offers rapid Web services orchestration, an easy-to-use graphical user interface (GUI) for connecting and transforming Web services into flexible business processes, connections from any endpoint to any endpoint using Web services and sequencing, coordination and management of composite Web services. In addition, Orchestrator enables business process modeling and execution, transformation of data and security.

Services

      Our professional services organization provides educational, product consultancy and solutions architecture services to our customers and partners, as well as to our internal field organizations. Our professional services personnel have substantial expertise in leading integration and development technologies, including CORBA, J2EE and XML. Our professional services organization consisted of 45 employees as of December 31, 2002.

      We have a customer engineering organization, comprised of 57 employees as of December 31, 2002, dedicated to supporting our products through ongoing support and maintenance. As part of our support services, we offer our customers a “knowledge base” of technical information and advice. We encourage our customers to purchase customer support for an annual fee. Most product support is provided through a combination of telephone and e-mail support at our Dublin, Ireland headquarters and our U.S. subsidiaries’ offices in Waltham, Massachusetts and Santa Clara, California. Our original equipment manufacturers (OEMs), value-added resellers and independent software vendors depend on our customer service team to provide backup for the front-line support that they provide to their customers.

Product Development

      We have developed our technology and products primarily through internal development personnel, strategic acquisitions and third-party contractors. Product development is concentrated primarily at our Dublin, Ireland headquarters as well as our U.S. subsidiaries’ offices in Waltham, Massachusetts, Santa Clara, California and Reston, Virginia. Our product management organization collaborates with our marketing and sales organizations to increase sales of products and to develop customer and indirect sales relationships.

      We have a long-standing commitment to standards-based technologies. We were an early provider of products based on CORBA, a broadly embraced standard for component interoperability. We have expanded our support for industry standards to include J2EE, XML and Web services standards. We continue to be actively involved in other industry organizations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards (OASIS), the TeleManagement Forum and the Web Services Interoperability Organization. We are a member of the Executive Committee of the Java Community ProcessTM (JCP) Program 2.0, an open community-based process to further develop and revise Java technology specifications.

      As of December 31, 2002, we had 197 employees dedicated to research and development. Our research and development expenditures in 2002, 2001 and 2000 were approximately $38.3 million, $40.3 million and $26.9 million, representing 31.0%, 22.3% and 17.6% of total revenue in 2002, 2001 and 2000, respectively. We expect to continue investing significant resources in research and development in the future.

Customers

      Since our inception, we have licensed, directly or indirectly, our products to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, defense, medical, computing, research and software. The following is a selected list of customers across some of our targeted industries:

Financial	Telecom	Government/Defense

ABN AMRO	BellSouth	Lockheed Martin
Credit Suisse Group	Con Edison Communications	Lombardia Informatica
JPMorgan Chase	Ericsson	Raytheon
Lehman Brothers	Nokia	U.S. Dept. of Defense
Winterthur Insurance	Omnitel	U.S. Environmental Protection Agency

      No customer accounted for more than ten percent of our total revenue in 2002, 2001 or 2000.

      We derive a significant amount of our total revenue from customers located outside the United States. Total revenue from customers located outside the United States were approximately 38.8%, 33.8% and 32.6% of total revenue for 2002, 2001 and 2000, respectively. We expect revenue from customers located outside the United States to continue to represent a significant percentage of our total revenue for the foreseeable future.

Sales and Marketing

      We market our products and services through our marketing and direct sales organizations and through indirect channels including software vendors, system integrators, original equipment manufacturers, value-added resellers and third-party distributors. As of December 31, 2002, our sales and marketing organization consisted of 234 professionals.

      The direct sales force consists of account managers and field and telesales personnel, complemented by technical pre-sales and high-level product specialists who are available for customer visits. Our sales force and executive team maintain relationships with customers’ senior management for large-scale projects. Our sales force also maintains contact at the developer level to understand and serve the developer’s requirements.

      Our sales organization is divided into three geographical regions: the Americas, Asia-Pacific and Europe/ Middle East/ Africa. In addition, we dedicate members of our sales force to developing strategic relationships with our indirect channel partners.

      The indirect distribution channels consist of leading software vendors, such as Business Objects and Manugistics; global system integrators, such as HP Services, BearingPoint, IBM, CSC and SAIC; leading original equipment manufacturers, such as Intel, Hewlett-Packard and Sun; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.

      We have marketing teams in the United States, Europe and Asia that execute global marketing programs designed to create demand for our products and services. We use a variety of marketing programs, including trade shows, limited duration evaluation software, direct marketing communications, Web casts, public relations, product literature and collateral, trade advertising, and a corporate Web site.

Competition

      The market for enterprise infrastructure software solutions is rapidly changing and highly competitive. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies and, in some instances, freeware. Some of these offerings compete with single components of our products, while others market a set of products designed to solve broad integration problems.

      We compete against:

•	Enterprise application server providers: BEA Systems, IBM, Microsoft, Prismtech and Sun Microsystems;

•	EAI software vendors: Borland, SeeBeyond, TIBCO Software, Vitria Technology and webMethods;

•	Web services integration companies: Actional, Cape Clear, Collaxa and Intelio.

      We believe that the principal competitive factors that affect the market for our products include:

•	perception by potential customers of market leadership;

•	product features and functionality;

•	breadth of product offerings;

•	standards;

•	ease-of-use;

•	quality;

•	performance;

•	security;

•	price;

•	customer service and support;

•	effectiveness of sales and marketing efforts; and

•	company reputation and financial viability.

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

      While we generally use negotiated, signed license agreements or shrink-wrap type licenses to restrict copying and use of our software products, we do not generally embed mechanisms in our software to prevent or inhibit unauthorized use or copying of our software. We do not currently rely significantly on patents or other registered intellectual property rights to protect our software. We have a number of U.S. and international patent applications pending. Because shrink-wrap licenses are not signed by licensees, they may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which our products may be sold may not protect proprietary rights to the same extent as the laws of the United States and Ireland.

      We license from time to time technologies and products from third parties for incorporation in our products.

      We generally enter into confidentiality agreements with our employees and consultants, and limit access to, and distribution of, our proprietary information to customers and potential customers.

Employees

      As of December 31, 2002, we had approximately 628 full-time employees, with 322 based in the Americas, 249 based in Europe/ Middle East/ Africa and 57 based in Asia-Pacific. These employees include 197 in product development and management, 57 in customer engineering, 25 in marketing, 209 in sales, 45 in professional services and 95 in finance, legal, human resources, administration and information technology. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.

Legal Proceedings

      We are not a party to any legal proceedings that, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operation. We, however, are subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Government Regulations

      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% as of January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.

      For more information regarding the impact of tax regimes on our business, please see Item 3.D. “Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted” and Item 10.E. “Taxation.”

Principal Markets

      For a description of the principal markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5 “Operating and Financial Review and Prospects.”

Seasonality and Raw Materials

      Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Our products and services do not materially depend on the availability of raw materials.

C.	Organizational Structure

      IONA Technologies PLC has 28 direct and indirect subsidiaries, of which two are significant—IONA Technologies, Inc. (IONA U.S.), incorporated in Delaware and IONA Technologies Finance (IONA Finance), incorporated in the Cayman Islands. IONA U.S. and IONA Finance are wholly-owned by IONA Technologies PLC.

D.	Property, Plants and Equipment

      Our headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring in August 2023, subject to our right to terminate the lease in August 2013. We currently occupy 26,650 square feet of the office space and sublet approximately 11,250 square feet with the remainder deemed idle. The principal U.S. office of our wholly-owned subsidiary, IONA Technologies, Inc., is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 65,500 square feet of office space, under a lease expiring 2006, subject to our right to renew for an additional term of five years expiring in 2011. We currently occupy approximately 48,000 square feet and sublet approximately 4,800 square feet with the remainder deemed idle. Our wholly-owned U.S. subsidiary’s Santa Clara, California facility consists of approximately 38,500 square feet of office space under a lease expiring January 2005 through January 2006. We currently occupy approximately 19,400 square feet with the remainder deemed idle. In addition, our wholly-owned subsidiaries maintain offices in California, Colorado, Florida, Georgia, Illinois, Michigan, New York, Texas, Virginia, Washington, Newfoundland (Canada), Frankfurt, Karlsruhe (Germany), London, Milan, Paris, Reading (U.K.), Singapore, Hong Kong, Sydney and Tokyo. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We do not expect in the near future to move to new or expand into additional facilities. However, in the event of any such move or expansion there could be a material adverse effect on our business, financial condition and results of operation or a disruption in the development or marketing of products. For more information, please see Item 3.D. “Risk Factors.”

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements for the periods specified and associated notes included in Item 3.A. “Selected Financial Data.” The following discussion and analysis of financial condition and results of operations contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements of our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements, including risks and uncertainties relating to the integration of recent and future acquisitions; the launch of IONA’s Rapid Integration software; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. Further reference should be made to Item 3.D. “Risk Factors.”

A.	Operating Results

Overview

      IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our Rapid Integration software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

      Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.

      Our total revenue decreased by 31.8% to $123.2 million in 2002 from $180.7 million in 2001 and grew by 18.1% to $180.7 million in 2001 from $153.1 million in 2000. Total revenue from customers located outside the United States was $47.8 million in 2002, $61.0 million in 2001 and $50.0 million in 2000. Total revenue from customers located outside the United States accounted for approximately 38.8% of total revenue in 2002, 33.8% of total revenue in 2001 and 32.6% of total revenue in 2000. No single customer accounted for more than 10% of total revenue in 2002, 2001 or 2000.

      To date, we have derived most of our revenue from the licensing of our enterprise integration and application server software products that currently compose our Orbix products, and fees from related services. We expect that our other Rapid Integration products will increasingly contribute to our revenue. We market our product and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

      Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue.

      Our operating expenses on a pro forma basis, which excludes stock compensation, in-process research and development, amortization of other non-current assets, amortization of goodwill, restructuring, impairment of goodwill, impairment of intangible assets and fixed assets, and settlement of litigation, decreased in absolute dollars in 2002 for the first time since 1996. This decrease reflects the cost reduction measures and restructuring plans implemented by management in 2002 in response to the decrease in IONA revenues resulting from the general economic conditions affecting the software market as a whole. We intend to continue to control costs in all operating areas in future periods.

      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general the tax rate in Ireland on trading income, which is 12.5% as of January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Recent Acquisitions

      In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would be distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. If we make no new claims, 126,150 ordinary shares will be distributed in May 2003. The 142,045 ordinary shares held back by us could be distributed upon resolution of pending indemnification claims in a manner unfavorable to us. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation, and to acquired in-process research and development for which technological feasibility had not been established and for which alternative future uses did not exist based on independent valuation.

      In 2001, we acquired Object-Oriented Concepts, Inc. (OOC). The total consideration consisted of $3.0 million in cash, 730,453 newly-issued ordinary shares and 178,131 ordinary shares issuable upon the exercise of replacement options. Of the newly-issued ordinary shares, 262,129 were subject to return to us as a purchase price adjustment upon the failure of OOC to achieve certain performance targets. In 2001, 174,735 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved. In 2002, the remaining 87,394 ordinary shares were no longer subject to return to us and were recorded as additional purchase price. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation.

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

Critical Accounting Policies and Estimates

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue Recognition

•	Allowances for Doubtful Accounts

•	Legal Contingencies

•	Accounting for Income Taxes

•	Impairment of Intangible Assets (including Goodwill)

      In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Please see Notes to Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

Revenue Recognition

      We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-4 and SOP 98-9 and related interpretations, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.

      For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenues are recognized in this manner.

      For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

      We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

      While most of our arrangements include payment terms of less than one year, we have provided payment terms of more than one year to credit worthy customers. We have established a history of collection, without concessions, on these receivables with payment terms that extend beyond one year. Provided all other revenue recognition criteria have been met, we recognize license revenue for these arrangements upon delivery.

      Revenue for consulting services is generally recognized as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

Allowances for Doubtful Accounts

      We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Legal Contingencies

      We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Accounting for Income Taxes

      Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

Impairment of Intangible Assets (including Goodwill)

      We made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under accounting principles generally accepted, which were in effect through December 31, 2001, these assets were amortized over their estimated useful lives and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

      Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other intangible assets in accordance with Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests based on estimated fair value in accordance with SFAS 142. Estimated fair value is typically less than values based on undiscounted operating earnings because fair value estimates include a discount factor in valuing future cash flows. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a different result. As discussed below in “Impairment of Goodwill” and “Impairment of Intangible Assets and Fixed Assets”, we recorded a non-cash impairment loss during the year.

Taxation

      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% as of January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. See Item 10.E. “Taxation.” We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted.”

Results of Operations

      The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,

	2002	2001	2000

Revenue:
Product revenue	59.6%	65.4%	68.9%
Service revenue	40.4	34.6	31.1

Total revenue	100.0	100.0	100.0

Cost of revenue:
Cost of product revenue	1.4	1.8	2.3
Cost of service revenue	20.6	19.3	17.3

Total cost of revenue	22.0	21.1	19.6

Gross profit	78.0	78.9	80.4
Operating expenses:
In-process research and development	—	2.0	—
Research and development	31.0	22.3	17.6
Sales and marketing	59.1	48.9	41.6
General and administrative	10.8	8.5	7.9
Amortization of other non-current assets	8.2	7.8	1.8
Amortization of goodwill	—	34.0	3.2
Restructuring	16.9	3.1	—
Impairment of goodwill	224.6	—	—
Impairment of intangible assets and fixed assets	26.3	—	—
Settlement of litigation	—	—	0.9

Total operating expenses	376.9	126.6	73.0

Income (loss) from operations	(298.9)	(47.7)	7.4
Interest income, net	0.9	1.4	2.7
Net exchange loss	(0.4)	(0.3)	(0.2)
Gain on sale of investment and other income	—	0.1	1.2

Income (loss) before provision for (benefit of) income taxes	(298.4)	(46.5)	11.1
Provision for (benefit of) income taxes	1.3	(0.3)	1.8

Net income (loss) available to Ordinary Shareholders	(299.7)%	(46.2)%	9.3%

Gross profit:
Product (as a percentage of product revenue)	97.7%	97.3%	96.7%
Service (as a percentage of service revenue)	48.9%	44.1%	44.3%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total Revenue

      Total revenue decreased by 31.8% to $123.2 million in 2002 from $180.7 million in 2001. Total revenue from customers located outside the United States represented 38.8% of total revenue in 2002 and 33.8% of total revenue in 2001, or $47.8 million and $61.0 million, respectively.

      Product Revenue. Product revenue decreased by 37.8% to $73.5 million, or 59.6% of total revenue in 2002, compared to $118.2 million, or 65.4% of total revenue, in 2001. The decrease in product revenue was primarily attributable to decreased sales of our products as a result of general economic conditions affecting the software market as a whole.

      Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 20.4% to $49.8 million, or 40.4% of total revenue in 2002, from $62.5 million, or 34.6% of total revenue, in 2001. The decrease in service revenue was principally due to general economic conditions affecting the software market as a whole as well as decreased consulting revenue resulting from our efforts to develop and leverage our relationships with system integrators.

Cost of Revenue

      Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $1.7 million, resulting in a product gross margin of 97.7%, in 2002 compared to $3.2 million, resulting in a product gross margin of 97.3%, in 2001. The increase in product gross margin was primarily attributable to a decrease in third-party royalties as a percentage of product revenue.

      Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $25.5 million, resulting in a service gross margin of 48.9%, in 2002 compared to $34.9 million, resulting in a service gross margin of 44.1%, in 2001. The increase in service gross margin was primarily attributable to efficiencies in our service delivery structure.

Operating Expenses

      In-process Research and Development. In 2001, in connection with our acquisition of Netfish, we recorded a $3.6 million charge, or 2.0% of total revenue, to account for acquired in-process research and development, for which technological feasibility had not been established and for which alternative future uses did not exist. There were no events that required a charge to in-process research and development in 2002.

      Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $38.3 million, or 31.0% of total revenue, in 2002 compared to $40.3 million, or 22.3% of total revenue, in 2001. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 (as described below in “Restructuring”) with the increase in research and development expenses as a percentage of total revenue due to declining revenues. We expect that research and development expenses will decrease in dollar amount in 2003.

      Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $72.9 million, or 59.1% of total revenue, in 2002 compared to $88.4 million, or 48.9% of total revenue, in 2001. The decrease in sales and marketing expenses in dollar amount was primarily the result of compensation expense related to revenue, cost reduction measures and restructuring plans implemented by management in 2002 (as described below in “Restructuring”) with the increase in sales and marketing expenses as a percentage of total revenue due to declining revenues. We expect that sales and marketing expenses will decrease in dollar amount in 2003.

      General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees and depreciation. General and administrative expenses were $13.3 million, or 10.8% of total revenue, in 2002 compared to $15.3 million, or 8.5% of total revenue, in 2001. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 (as described below in “Restructuring”) with the increase in general and administrative expenses as a percentage of total revenue due to declining revenues. We expect that general and administrative expenses will decrease in dollar amount in 2003.

      Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by IONA, which have reached technological feasibility. Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other intangible assets in accordance with SFAS 142, which changed the accounting for goodwill and intangible assets with indefinite lives, but required intangible assets such as purchased technologies to continue to be amortized over their useful economic lives. Upon adoption of SFAS 142 in January 2002, the net carrying amount of assembled workforce of $6.9 million was reclassifed from other non-current assets to goodwill. SFAS 142 requires intangible assets that are amortizable to be reviewed for impairment in accordance with Financial Accounting Standards Board Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS 144).

      In October 2002, we completed the assessment of the carrying value of purchased technologies and the relevant impairment tests as required by SFAS 144, which resulted in a non-cash impairment charge of $28.6 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. Amortization of other non-current assets was $10.1 million, or 8.2% of total revenue in 2002, compared to $14.2 million, or 7.8% of total revenue in 2001. The decrease in amortization of other non-current assets is primarily attributable to the reduction in the carrying value of purchased technologies resulting from the impairment charge recorded in October 2002. The increase in amortization of other non-current assets as a percentage of total revenue is due to declining revenues.

      Amortization of Goodwill. Amortization of goodwill, including assembled workforce, arose from acquisitions in previous years. Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other intangible assets in accordance with SFAS 142. Upon adoption of SFAS 142, the net carrying amount of assembled workforce of $6.9 million was reclassifed from other non-current assets to goodwill. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS 142. Amortization of goodwill was nil in 2002 compared to $61.4 million or 34.0% of total revenue in 2001, as a result of the adoption of SFAS 142 on January 1, 2002.

      Restructuring. In 2002, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total accrued restructuring costs of $20.8 million were recorded related to these initiatives. Restructuring expenses included approximately $12.3 million representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and professional services functions in the United States and Europe. In addition, the restructuring plans included costs totaling approximately $8.1 million associated with the closure and consolidation of office space, principally in the United States and approximately $0.4 million of other related costs. Cash outlays associated with restructuring plans initiated in 2002 totaled approximately $11.2 million during 2002, including approximately $9.3 million in severance and related benefits paid to employees worldwide, $1.5 million in facility closure costs and $0.4 million in other costs. Amounts of restructuring costs remaining at December 31, 2002 of $9.6 million relate to remaining separation and facility closure and consolidation costs with all cash outlays expected to be completed by the end of 2006.

      In 2001, our management and board of directors approved restructuring plans, which included initiatives to integrate the operations of the recently acquired companies, consolidate duplicative facilities and reduce overhead. Total accrued restructuring costs of $5.7 million were recorded. Restructuring expenses consist of involuntary employee separation benefits related to the reduction of approximately 195 employees worldwide and costs associated with the closure and consolidation of office space principally in the United States. In 2001, we substantially completed these restructuring plans, resulting in payments of $3.7 million in severance and related benefits to employees worldwide and approximately $0.7 million in facility closure costs. In 2002, cash outlays related to the 2001 restructuring plan totaled approximately $0.7 million. Amounts remaining at December 31, 2002 of $0.6 million relate to additional facility closure and consolidation costs with cash outlays expected to be completed by the end of 2004.

      Impairment of Goodwill. Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other non-current assets in accordance with SFAS 142. There was no impairment of goodwill upon adoption of SFAS 142. In October 2002, as required by SFAS 142, we completed the annual impairment test and assessment of the carrying value of goodwill. As a result of unfavorable market conditions and a decline in our market capitalization, this assessment resulted in a non-cash impairment charge of $276.8 million, equivalent to the carrying value of goodwill at October 1, 2002. No impairment of goodwill occurred in 2001.

      Impairment of Intangible Assets and Fixed Assets. In 2002, we recorded a $32.3 million impairment of intangible assets and fixed assets. In October 2002, in accordance with SFAS 142, we completed the assessment of the carrying value of purchased technologies and the relevant impairment tests as required by SFAS 144. As a result of unfavorable market conditions and changes in IONA’s product strategy, we recorded a non-cash impairment charge of $28.6 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.7 million charge for the fixed assets and related costs of which $1.6 million was primarily attributable to our implementation of a new sales force automation system that replaced an existing system. The remainder of the write-offs relate to fixed assets no longer in use in 2002, resulting in the reduction of their net book value to nil. No impairment of intangible assets or fixed assets occurred in 2001.

Loss from Operations

      We generated an operating loss of $368.3 million, or 298.9% of total revenue, in 2002 compared to an operating loss of $86.3 million, or 47.7% of total revenue, in 2001. The operating loss in 2002 reflects the decrease in total revenue primarily as a result of general economic conditions affecting the software market as a whole and the non-cash impairment loss incurred during the year.

Other Income, Net

      Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net, was $1.1 million in 2002 compared to $2.5 million in 2001. The decrease in interest income, net, was due primarily to declining interest rates during 2002.

      Net exchange loss was $0.5 million in 2002 compared to $0.5 million in 2001. The net exchange loss for 2002 was primarily due to the weakness of the dollar against the euro.

      Gain on sale of investment and other income was $0.2 million in 2001, as a result of the sale of the remaining shares of our investment in a publicly-owned company in 2001. There were no sale of investments in 2002.

Income Taxes

      Income taxes were $1.5 million in 2002 compared to an income tax benefit of $0.6 million in 2001. Deferred tax assets were not recognized in respect of the net operating loss carryforwards in either year because realization was not sufficiently assured.

      If tax authorities were to challenge successfully the manner in which profits are recognized within IONA or, more generally, the jurisdiction in which income is subject to taxation, our prevailing effective tax rate could increase and our cash flows and results of operations could be materially adversely affected.

      At December 31, 2002, we had a net operating loss carryforward of approximately $103.6 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2022 if not previously utilized. At December 31, 2002, we also had net operating loss carryforwards of approximately $4.5 million and $2.0 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely. At December 31, 2001, we had a net operating loss carryforward of approximately $42.0 million for U.S. federal income tax purposes. At December 31, 2001, we had a net operating loss carryforward of approximately $2.0 million for Australian tax purposes, which carries forward indefinitely.

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

      Service Revenue. Service revenue increased by 31.6% to $62.5 million, or 34.6% of total revenue, in 2001 from $47.5 million, or 31.1% of total revenue, in 2000. The increase in service revenue was principally due to the increase of our enterprise sales combined with increasing professional service and support revenues associated with a growing customer base.

Cost of Revenue

      Cost of Product Revenue. Cost of product revenue was $3.2 million, resulting in a product gross margin of 97.3%, in 2001 compared to $3.5 million, resulting in a product gross margin of 96.7%, in 2000. The increase in product gross margin was primarily attributable to shipping and material efficiencies and lower third-party royalty expenses as a percentage of product revenue.

      Cost of Service Revenue. Cost of service revenue was $34.9 million, resulting in a service gross margin of 44.1%, in 2001 compared to $26.5 million, resulting in a service gross margin of 44.3%, in 2000. The decrease in service gross margin was primarily attributable to an increase in service personnel to support our expanding customer base.

Operating Expenses

      In-process Research and Development. In connection with our acquisition of Netfish, we recorded a $3.6 million charge, or 2.0% of total revenue, in 2001 to account for acquired in-process research and development, for which technological feasibility had not been established and for which alternative future uses did not exist. There were no events that required a charge to in-process research and development in 2000.

      Research and Development. Research and development expenses were $40.3 million, or 22.3% of total revenue, in 2001 compared to $26.9 million, or 17.6% of total revenue, in 2000. The increase in research and development expenses both in dollar amount and as a percentage of total revenue was primarily the result of an increase in personnel and the development of our Orbix E2A software products.

      Sales and Marketing. Sales and marketing expenses were $88.4 million, or 48.9% of total revenue, in 2001 compared to $63.7 million, or 41.6% of total revenue, in 2000. The increase in sales and marketing expenses both in dollar amount and as a percentage of total revenue was due to continuing investment in direct enterprise sales capability as well as increased investment in marketing our product set.

      General and Administrative. General and administrative expenses also include professional fees and depreciation. General and administrative expenses were $15.3 million, or 8.5% of total revenue, in 2001 compared to $12.0 million, or 7.9% of total revenue, in 2000. The increase in general and administrative expenses both in dollar amount and as a percentage of total revenue was due primarily to the integration of Netfish.

      Amortization of Other Non-Current Assets. Amortization of other non-current assets was $14.2 million, or 7.8% of total revenue, in 2001 compared to $2.9 million, or 1.8% of total revenue, in 2000. The increase in amortization of other non-current assets is attributable to the acquisitions of Netfish in May 2001 and OOC in February 2001 as well as purchases of other technologies in 2001.

      Amortization of Goodwill. Amortization of goodwill was $61.4 million, or 34.0% of total revenue, in 2001 compared to $5.0 million, or 3.2% of total revenue, in 2000. The increase in amortization of goodwill is attributable to the acquisitions of Netfish in May 2001 and OOC in February 2001, as well as other acquisitions in 2000 and 2001.

      Restructuring. In 2001, our management and board of directors approved restructuring plans, which included initiatives to integrate the operations of the recently acquired companies, consolidate duplicative facilities and reduce overhead. Total accrued restructuring costs of $5.7 million were recorded. Restructuring expenses consist of involuntary employee separation benefits related to the reduction of approximately 195 employees worldwide and costs associated with the closure and consolidation of office space principally in the United States. In 2001, we substantially completed these restructuring plans, resulting in payments of $3.7 million in severance and related benefits to employees worldwide and approximately $0.7 million in facility closure costs. At December 31, 2001, $1.3 million related to additional facility closure and consolidation costs remained to be paid, with cash outlays expected to be completed by the end of 2004. There were no events that required a charge to restructuring in 2000.

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

Income (Loss) from Operations

      We generated an operating loss of $86.3 million, or 47.7% of total revenue, in 2001 compared to an operating profit of $11.3 million, or 7.4% of total revenue, in 2000. The amount of operating income in 2001 reflects our consistent investment in our direct enterprise sales capability, continued efforts to develop and market our product set and the integration of Netfish, as well as general economic conditions and more cautious IT spending in the second half of 2001.

Other Income, Net

      Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $2.5 million in 2001 compared to $4.1 million in 2000. The decrease in interest income, net was due primarily to lower average balances held in these accounts as well as declining interest rates during 2001.

      Net exchange loss was $0.5 million in 2001 compared to $0.4 million in 2000. The net exchange loss for 2001 was primarily due to the strength of the dollar against the Japanese yen.

      Gain on sale of investment and other income was $0.2 million in 2001 compared to $1.9 million in 2000. During 2000, we sold over 75% of our investment in a publicly-owned company and sold the remaining shares in the first quarter of 2001.

Income Taxes

      Income tax benefit was $568,000 in 2001 compared to income tax of $2.8 million in 2000. Deferred tax assets were not recognized in respect of the net operating loss carryforwards in either year because realization was not sufficiently assured.

      If tax authorities were to challenge successfully the manner in which profits are recognized within IONA or, more generally, the jurisdiction in which income is subject to taxation, our prevailing effective tax rate could increase and our cash flows and results of operations could be materially adversely affected.

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

Exposure to Currency Fluctuations

      Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized exchange losses of $0.5 million in both 2002 and 2001. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any hedging techniques implemented by us may not be successful and exchange rate fluctuations may materially adversely affect our business, financial condition and results of operations. See also Item 11 “Quantitative and Qualitative Disclosure About Market Risk.” We had no derivative or hedging transactions in 2002.

B.     Liquidity and Capital Resources

      In 2002, we received approximately $66.0 million in net proceeds from the sale of our ordinary shares, which included approximately $63.4 million from a public offering of 4,600,000 American Depositary Shares (ADSs) and the remaining proceeds from shares issued pursuant to the 1999 Employee Share Purchase Plan and employee share option schemes.

      Net cash (used in) provided by operating activities was ($66.8) million in 2002, $38.1 million in 2001 and $24.0 million in 2000 which includes investments in high quality, marketable securities (net of sales and maturities) of $33.8 million in 2002, the net sale of marketable securities of $34.7 million in 2001 and investments in high quality, marketable securities (net of sales and maturities) of $4.3 million in 2000. Net cash provided by financing activities which includes the issuance of shares (net of issuance costs) was $66.0 million in 2002, $7.6 million in 2001 and $22.6 million in 2000.

      During 2002, we:

•	invested $5.2 million for the purchase of furniture, fixtures and equipment, for further investment in our management information systems;

•	invested $0.2 million in technology which had reached technological feasibility.

      We are obligated to make average lease payments of approximately $1.3 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $1.9 million per year through 2006 with respect to our U.S. subsidiary’s Waltham, Massachusetts facility; approximately $0.5 million per year through 2006 with respect to our U.S. subsidiary’s San Mateo, California facility; approximately $2.2 million per year through 2006 with a majority ending in 2005 with respect to our U.S. subsidiary’s Santa Clara, California facility; approximately $0.3 million per year through 2004 with respect to our U.S. subsidiary’s Reston, Virginia facility; approximately $0.2 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2004 with respect to our Tokyo, Japan facility; approximately $0.2 million per year through 2007 with respect to our New York, New York facility; approximately $0.1 million per year through 2005 with respect to our McLean, Virginia facility; and approximately $0.1 million per year through 2009 (subject to an option to exit in 2004) with respect to our Frankfurt, Germany facility.

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

C.     Research and Development, Patents and Licenses, etc.

      For a discussion of our research and development activities, patents and licenses, please see Item 4.B. “Business Overview—Product Development” and “Business Overview—Patents and Proprietary Technology.”

      The total amount spent in the last three years on IONA-sponsored research and development activities is $105.5 million excluding intangible assets and in-process research and development. Of that amount, $38.3 million was spent in 2002, $40.3 million was spent in 2001 and $26.9 million was spent in 2000.

D.     Trend Information

      For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. “Operating Results” and 5.B. “Liquidity and Capital Resources.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

      The names of our executive officers and directors as of April 1, 2003, and certain biographical information furnished by them, are set forth below.

Name	Age	Position

Christopher J. Horn‡	46	Non-Executive Chairman of the Board
Barry S. Morris+	39	Chief Executive Officer and Director
Steven Fisch	56	Chief Operating Officer
Daniel Demmer	38	Chief Financial Officer
Eric Newcomer	48	Chief Technology Officer
Sean Baker	44	Chief Corporate Scientist and Director
David James	50	Executive Vice President, Corporate Development
Susan H. Alexander	46	General Counsel and Secretary
William Burgess	56	Non-Executive Director
John Conroy†‡	43	Non-Executive Director
Ivor Kenny†*	72	Non-Executive Director
James D. Maikranz‡	56	Non-Executive Director
Kevin Melia†*	55	Non-Executive Director
Francesco Violante*	52	Non-Executive Director

†	Member of Audit Committee

*	Member of Compensation Committee

‡	Member of Nominating Committee

+	Ex Officio Member of Nominating Committee

      Christopher J. Horn has served as our Chairman of the Board since our inception. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA’s Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn is a board member of CR2 Limited, a provider of banking and card payment solutions, and Sepro Telecom International Limited, a billing software company. He is a member of the advisory board of Delta Partners, a venture capital company, and of HotOrigin, an early-stage investment and specialist consultancy company. Dr. Horn is Chairman of the Irish Management Institute (IMI) in Dublin and Chairman of the Ireland China Association; and serves as a director for a number of charities including the Irish Brain Research Foundation, the Community Foundation for Ireland, UNICEF Ireland and the Trinity Foundation. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

      Barry S. Morris has served as our Chief Executive Officer since May 2000. Since joining IONA in 1994, Mr. Morris has served as our Chief Operating Officer from April 1999 to May 2000, as our Executive Vice President, Operations from July 1998 to April 1999, as our Senior Vice President, Product Development from September 1996 until July 1998, as our Vice President, Business Development from December 1995 until September 1996, as our Vice President, Product Management from April 1995 until December 1995, and as our Channel Manager and Business Development Manager from November 1994 until April 1995. Prior to joining IONA, Mr. Morris was a consultant at Digital Equipment Corporation and worked at Lotus Development Corporation, Protek Electronics Limited and Leading Technology Inc. Mr. Morris currently serves as a director of Agama Energy, an energy services company in South Africa. Mr. Morris was awarded an Honorary Doctorate in Business Administration (DBA) conferred by the International Management Centres Association (IMCA) in August of 2001. He received his B.A. in Engineering Science from New College, Oxford University.

      Steven Fisch has served as our Chief Operating Officer since August 2002. Prior to joining IONA, Mr. Fisch served as the Chief Executive Officer of Virtual Access Networks from June 2001 to June 2002. From March 2000 to March 2001, Mr. Fisch served as President of Attunity Inc. From August 1994 to March 2000, Mr. Fisch served as President of ISG, Inc. He received his B.S. in Electrical Engineering from Tufts University and his M.B.A. from Temple University.

      Daniel Demmer has served as our Chief Financial Officer since May 2000. Mr. Demmer served as our Vice President Finance and Treasurer from February 1998 until May 2000. From 1987 to 1997, Mr. Demmer worked at Digital Equipment Corporation in a variety of positions including Director of Corporate Financial Planning and Analysis and Assistant Corporate Controller. Mr. Demmer holds a B.S. in Finance from the University of Maryland.

      Eric Newcomer has served as Chief Technology Officer at IONA since April 2002. From November 1999 to March 2002, he served as our Vice President of Engineering, Web Services Integration Products. Before joining IONA, Mr. Newcomer was a Senior Member of Technical Staff and Manager of the COM+ Expertise Center, Enterprise Application Server Engineering, NT Program Office, at Digital Equipment Corporation/ Compaq Computer from October 1997 to October 1999. Mr. Newcomer is a member of the XML Protocols and Web Services Architecture working groups at the W3C and IONA’s Advisory Committee representative to UDDI.org. Mr. Newcomer is the author of Understanding Web Services published in May 2002 by Addison Wesley, co-author of Principles of Transaction Processing published in January 1997 by Morgan Kaufman and the author of numerous whitepapers and articles. Mr. Newcomer received his B.A. in American Studies from Antioch College, with a minor in computer science.

      Sean Baker has served as our Chief Corporate Scientist since September 2001. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000 and as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001. Dr. Baker currently serves as a director of Telekinesys Research Limited. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

      David James has served as our Executive Vice President, Corporate Development since May 2000. Mr. James served as our Senior Vice President and Chief Financial Officer from July 1997 until May 2000. He also held the position of Treasurer from July 1997 to February 1998. Prior to joining IONA, Mr. James was Vice President Finance and Treasurer of Marcam Corporation, a provider of enterprise resource planning software, from February 1995 until July 1997 and a financial analyst, manager and controller for Digital Equipment Corporation from 1981 to 1995. Mr. James received his B.A. from the University of Pennsylvania and holds a M.B.A. from the Colgate Darden School at the University of Virginia.

      Susan H. Alexander has served as our General Counsel and Secretary since June 2001. Prior to joining IONA, Ms. Alexander was counsel for Cabot Corporation, a specialty chemical company, from January 1995 until June 2001. From 1990 to 1995, Ms. Alexander was a partner with the law firm of Hinckley Allen & Snyder of Boston, Massachusetts. Prior to joining Hinckley Allen & Snyder, Ms. Alexander was a partner with the law firm of Fine & Ambrogne of Boston. Ms. Alexander received her J.D. from Boston University and received her B.A. from Wellesley College.

      William Burgess has served as a non-executive director since January 2003. From 1991 to 2002, Mr. Burgess served as Managing Director of IBM Ireland, an Irish subsidiary of IBM Corporation. Mr. Burgess joined IBM in 1967 and held a variety of positions in sales, technology and management. Mr. Burgess also serves as a director of Ulster Bank Limited and Ulster Bank Ireland Limited, wholly-owned subsidiaries of the Royal Bank of Scotland. Mr. Burgess holds a degree in engineering from Trinity College, Dublin.

      John Conroy has served as a non-executive director since May 2001. Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company, since 1999. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates, Parima Limited and eircom plc, an Irish communications company. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for NCB Stockbrokers Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.

      Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny, as a Senior Research Fellow at University College Dublin, works with international organizations on their business strategies. He is also the author of eleven books on strategic leadership. He is a director of Independent News and Media PLC and a former Chairman of Smurfit Paribas Bank and of Odyssey PLC. He was a director of Kerry Group PLC until May 2001. He is also President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities.

      James Maikranz has served as a non-executive director since July 2001. Mr. Maikranz served J.D. Edwards, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards, Mr. Maikranz served SAP, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, an oil and gas industry firm, and Info Services, a provider of HR software applications. Mr. Maikranz was a founder and member of the Board of Directors of Chaptec Company and Splash Pond. Mr. Maikranz has also been an advisory board member for I2 and is currently on the board of directors for Healy-Hudson Corporation, Swift Rivers, Stratascope and Lombardi Software.

      Kevin Melia has served as a non-executive director since May 1994. Mr. Melia served as Chairman of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company from June 1994 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of Horizon Technology Group PLC and Lightbridge, Inc.

      Francesco Violante has served as a non-executive director since May 2001. Since October 2000, Mr. Violante has served as Regional Vice President of EDS Europe. Mr. Violante served as Senior Vice President at SITA, a global airline reservation systems company from October 1999 to September 2000, and as Chief Information Officer of Telecom Italia from September 1998 to October 1999. Mr. Violante has also held numerous executive management positions at Compaq Europe and Digital Equipment Corporation.

B.     Compensation

      The following table sets forth information concerning the aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group for the fiscal year ended December 31, 2002:

			Long-Term Compensation

			Number of
	Salary and		Securities Underlying	Pension Retirement and
	Fees($)	Bonus($)	Options(1)	Similar Benefits($)

All directors and executive officers as a group (18 persons)	$3,075,566	$606,670	1,950,850	$79,598

(1)	Includes options to purchase our ordinary shares that were canceled pursuant to the option exchange program, or, in the case of Mr. Morris, by agreement with us. For more information, please see Item 6.E. “Share Ownership.”

      The following table sets forth information concerning total compensation earned by or paid to our directors for the fiscal year ended December 31, 2002:

				Director’s
Name(1)	Salary	Bonus		Fees	Total

Christopher J. Horn	$—	$46,921	(2)	$132,665 (3)	$179,586
Barry S. Morris	$394,625	$134,750		—	$529,375
Sean Baker	$102,184	$2,169		—	$104,353
John Conroy	—	—		$52,500	$52,500
Ivor Kenny	—	—		$61,500	$61,500
James D. Maikranz	—	—		$43,500	$43,500
Kevin Melia	—	—		$58,500	$58,500
Annrai O’Toole(4)	—	—		—	—
Francesco Violante	—	—		$49,500	$49,500

(1)	Mr. Burgess became a non-executive director of IONA in January 2003 and, therefore, is not included in the above table.
(2)	Consists of bonus paid to Dr. Horn for his services as an executive officer in 2001. Dr. Horn ceased to be an executive officer of IONA in 2001.
(3)	Consists of $119,165 of special remuneration for serving as Chairman of the Board and $13,500 for attendance at committee meetings of the Board.
(4)	Mr. O’Toole resigned from our Board of Directors effective April 26, 2002.

      In 2002, our non-executive Chairman of the Board received special remuneration of $119,165 for serving as the Chairman of the Board. In addition, each other non-executive director received fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. Each committee chairman received $3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of $12,000 per person. Each committee member (other than the chairmen) received $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.

      The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2002.

	Number of Options	Exercise
	To Purchase Ordinary	Price Per
Name(1)	Shares Granted(2)	Share	Expiration Date

Christopher J. Horn	—	—	—
Barry S. Morris	653,700	$5.87-14.35	2002-2012
Steven Fisch	150,000	$1.77	2012
James Boak(3)	5,000	$14.35	2002
Daniel Demmer	226,250	$5.87-14.35	2002
Eric Newcomer	85,000	$5.87-14.35	2002
Sean Baker	—	$—	—
David James	189,250	$5.87-14.35	2002
Robert J. Potter	211,750	$5.87-14.35	2002
John Giblin	136,900	$5.87-14.35	2002
Michael Waclawiczek(4)	140,000	$5.87-14.35	2002
Susan H. Alexander	120,000	$5.87-14.35	2002
John Conroy	3,000	$2.25	2012
Ivor Kenny	3,000	$2.25	2012
James D. Maikranz	3,000	$2.25	2012
Kevin Melia	21,000	$2.25	2012
Annrai O’Toole(5)	—	$—	—
Francesco Violante	3,000	$2.25	2012

(1)	Mr. Burgess became a non-executive director of IONA in January 2003 and, therefore, is not included in the above table.
(2)	Includes options to purchase our ordinary shares that were canceled pursuant to the option exchange program, or, in the case of Mr. Morris, by agreement with us. For more information about the option exchange program and our agreement with Mr. Morris, please see Item 6.E. “Share Ownership.”
(3)	Mr. Boak resigned from IONA effective May 31, 2002.
(4)	Mr. Waclawiczek resigned from IONA effective September 23, 2002.
(5)	Mr. O’Toole resigned from our Board of Directors effective April 26, 2002.

      All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes and of arrangements for future grants of options to our executive officers, please see Item 6.E. “Share Ownership.”

C.	Board Practices

      The following table sets forth certain information concerning our directors and executive officers as of December 31, 2002. Mr. Burgess became a non-executive director of IONA in January 2003 and, therefore, is not included in the following table.

Termination/Renewal
Name	Office(s) Held	Commencement of Office	Date of Office(1)

Christopher J. Horn	Non-Executive Director Chairman	March 1991 May 2000	2003 Not applicable
Barry S. Morris	Director Chief Executive Officer	May 2000 May 2000	2004 Not applicable
Steven Fisch	Chief Operating Officer	August 2002	Not applicable
Daniel Demmer	Chief Financial Officer	May 2000	Not applicable
Eric Newcomer	Chief Technology Officer	April 2002	Not applicable
Sean Baker	Director Chief Corporate Scientist	March 1991 September 2001	2005 Not applicable
David James	Executive Vice President, Corporate Development	May 2000	Not applicable
Robert J. Potter	Executive Vice President, Business Operations	May 2000	Not applicable
John Giblin	Senior Vice President, Engineering & Customer Services	February 1999	Not applicable
Susan H. Alexander	General Counsel and Secretary	June 2001	Not applicable
John Conroy	Non-Executive Director	May 2001	2003
Ivor Kenny	Non-Executive Director	August 1999	2004
James D. Maikranz	Non-Executive Director	July 2001	2005
Kevin Melia	Non-Executive Director	May 1994	2005
Francesco Violante	Non-Executive Director	May 2001	2004

(1)	Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed. In January 2003, our Board of Directors redesignated our executive officers to include only those individuals listed in Item 6.A. above.

      We have not entered into any service agreements with our non-executive directors. We pay our non-executive Chairman of the Board annual special remuneration of $119,165 for serving as chairman of the Board of Directors. We pay each other non-executive director fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. In addition, we pay each committee chairman $3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of $12,000 per person. We pay each committee member (other than the chairmen) $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee.

      In February 2003, our Board of Directors adopted the Non-Executive Directors Change in Control Plan, a copy of which is an exhibit to this annual report. Under this plan, if there is a change in control of IONA, all of the unvested stock options held by our non-executive directors will vest and our non-executive directors will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever are higher.

      The executive directors each have contracts of employment (for Irish-resident directors) or terms of engagement (for US-resident directors). For more information concerning benefits provided to our executive officers upon termination of employment, please see Item 10.C. “Material Contracts.”

Board Committees

      Audit Committee. The Audit Committee oversees actions taken by our independent auditors, engages our auditors subject to shareholder approval, approves the fees and other compensation to be paid to the auditors, and reviews any internal audits we may perform. The members of the Audit Committee are Mr. Conroy, Dr. Kenny and Mr. Melia. Mr. Melia serves as chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its Charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm and reviews the adequacy of the internal financial and accountancy controls.

      Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our Executive Share Option Scheme and our 1997 Share Option Scheme and administration of our 1997 Director Share Option Scheme and 1999 Employee Share Purchase Plan. The members of the Compensation Committee are Dr. Kenny, Mr. Melia and Mr. Violante. Dr. Kenny serves as chairman of the Compensation Committee.

      Nominating Committee. The Nominating Committee reviews the structure, size and composition of the Board of Directors and makes recommendations to the Board of Directors with regard to any adjustments deemed necessary. The Nominating Committee is responsible for identifying and nominating candidates for the approval of the Board of Directors to fill Board vacancies as and when they arise. The Nominating Committee reviews potential conflicts of prospective Board members and prospective outside directorships of other companies by our existing Board members and executive officers. No Board member or executive officer may accept an outside directorship without the prior approval of the Nominating Committee. The Nominating Committee is composed of the Chairman of the Board, who serves as the chairman of the Committee, two (2) non-executive directors, and our Chief Executive Officer, who serves ex officio. The members of the Nominating Committee are Dr. Horn, Mr. Maikranz, Mr. Conroy and Mr. Morris (ex officio). Dr. Horn serves as chairman of the Nominating Committee.

D.     Employees

      For a discussion regarding our employees, please see Item 4.B. “Business Overview—Employees.”

      The following table sets forth information concerning the number of persons employed by us at the end of each of our last three fiscal years:

	As of
	December 31,

	2002	2001	2000

Business operations (Sales, Marketing and Professional Services)	279	471	395
Product management	17	19	16
Engineering	237	295	248
Finance, legal and administration	95	122	112

Total	628	907	771

E.     Share Ownership

      The following table sets forth certain information as of April 1, 2003 concerning the share ownership and outstanding share options of those individuals serving as directors and executive officers during the fiscal year ended December 31, 2002.

	Number of	Number of
	Ordinary	Ordinary Shares
	Shares	Which May be		Range of
	Beneficially	Acquired Under		Exercise Price	Expiration Date
Name	Owned	Option Schemes		of Options	of Options

Christopher J. Horn	2,338,414	1,126		$0.32-18.75	2012
Barry S. Morris	81,424	409,031	(1)	$12.50-65.25	2007-2013
Steven Fisch	—	150,000	(2)	$1.77	2012
James Boak(3)	—	—		$—	—
Daniel Demmer	18,000	155,350		$—	2013
Eric Newcomer	3,724 (5)	59,632	(4)	$—	2013
Sean Baker	1,170,885	20,626	(6)	$0.32-5.00	2006-2013
David James	21,710	147,683	(4)	$—	2013
Robert J. Potter	1,250	140,250	(7)	$—	2013
John Giblin	3,161	112,400	(7)	$—	2013
Michael Waclawiczek(8)	—	—		$—	—
Susan H. Alexander	5,000	110,000	(7)	$—	2013
John Conroy	13,000	33,000		$2.25-43.15	2012
Ivor Kenny	8,000	50,334		$2.25-74.50	2009-2012
James Maikranz	—	33,000		$2.25-33.80	2012
Kevin Melia	24,444	60,250		$2.25-74.50	2007-2012
Annrai O’Toole(9)	929,200	—		$—	—
Francesco Violante	—	33,000		$2.25-43.15	2012

(1)	Includes 322,191 options to purchase our ordinary shares that will be granted on May 15, 2003 pursuant our agreement with Mr. Morris dated October 10, 2002 for which the exercise price is not currently known. For more information, please see the description of our agreement with Mr. Morris below.

(2)	Excludes 50,000 options to purchase our ordinary shares that will be granted to Mr. Fisch upon the achievement of certain milestones and conditioned upon his continued employment pursuant to an agreement between IONA and Mr. Fisch. The agreement also provides that the vesting of any options granted pursuant thereto will accelerate in full if, within twelve months after a change in control of IONA, Mr. Fisch’s position is eliminated or materially reduced or if he is terminated without cause by IONA.

(3)	Mr. Boak resigned from IONA effective May 31, 2002.

(4)	Consists of options to purchase our ordinary shares that will be granted pursuant to the option exchange program described below and other options, all of which will be granted on May 15, 2003 and for which the exercise price is not currently known.

(5)	Includes 400 ordinary shares owned by Mr. Newcomer’s wife.

(6)	Includes 19,700 options to purchase our ordinary shares that will be granted on May 15, 2003 pursuant to the option exchange program described below for which the exercise price is not currently known.

(7)	Consists solely of options to purchase our ordinary shares that will be granted on May 15, 2003 pursuant to the option exchange program described below for which the exercise price is not currently known.

(8)	Mr. Waclawiczek resigned from IONA effective September 23, 2002.

(9)	Mr. O’Toole resigned from our Board of Directors effective April 26, 2002.

      On October 10, 2002, Barry S. Morris agreed with us to forfeit all options to purchase our ordinary shares that we granted to him on or after April 16, 2002 and to cancel other options to purchase an aggregate of 516,860 of our ordinary shares in consideration of, and exchange for, our agreement to grant him on May 15, 2003 options to purchase 322,191 of our ordinary shares with an exercise price per share equal to the fair market value on that date. Our obligation to grant Mr. Morris options pursuant to this agreement is subject to his continued employment by IONA through May 15, 2003. The number of options to be granted to Mr. Morris on May 15, 2003 is the same number that would have been granted to him in accordance with the exchange ratio in connection with our employee option exchange program in the fourth quarter of 2002 had he been eligible to participate and participated in the offer and, as is the case with new options that will be issued to eligible executive officers who participate in the option exchange program, Mr. Morris’ options will have the same vesting commencement date and the same vesting schedule as the options for which they were exchanged. As is also the case under the option exchange program, we have agreed with Mr. Morris that, if a change of control of IONA occurs prior to May 15, 2003, we would require our successor to inherit our obligation to grant him options.

      In the fourth quarter of 2002, we made an offer to our employees, including executive officers other than our Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase our ordinary shares that had an exercise price of more than $3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who are employees of IONA on the date the new options are granted will be eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were canceled in November 2002. An additional 869,150 options were canceled without exchange. We intend to grant the new options, to purchase approximately 3,156,807 shares, on or after May 15, 2003. The new options will have an exercise price equal to the fair market value of our ordinary shares on the date of grant, as determined by the last reported sale price of our ordinary shares on the Nasdaq National Market on the trading day immediately prior to the grant date.

      The following is a brief description of each of our share option schemes:

Executive Share Option Scheme

      In 1995, we adopted the Executive Share Option Scheme, under which we reserved 1,125,500 ordinary shares for issuance. Options under the Executive Share Option Scheme may only be granted to our directors and full-time employees or those of one of our subsidiaries and must have an exercise price that is not less than the par value of the ordinary shares. Options lapse when not exercised:

•	within seven years of the date of grant;

•	twelve months after the death of an optionee; or

•	prior to termination of the optionee’s employment for any reason, although our Board of Directors has discretion to delay lapse in individual cases.

      As of December 31, 2002, an aggregate of 168,622 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.

1997 Share Option Scheme

      Our Board of Directors and shareholders approved the 1997 Share Option Scheme in 1997, and approved amendments in 1998, 2000 and 2001 to increase the number of ordinary shares reserved for issuance under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the issuance of up to 12,900,000 of our ordinary shares pursuant to share option grants to our employees, consultants, directors and officers. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of our total combined voting power.

      Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:

•	the number of shares subject to each option;

•	the date the option becomes exercisable;

•	the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the ordinary shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of IONA, 110% of the market price of the ordinary shares as of the date of grant);

•	the duration of the option; and

•	the time, manner and form of payment upon exercise of an option.

      As of December 31, 2002, an aggregate of 11,109,898 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

1997 Director Share Option Scheme

      Our Board of Directors and shareholders approved the 1997 Director Share Option Scheme in 1997, and approved an amendment in 2002 to increase the number of ordinary shares reserved for issuance under the 1997 Director Share Option Scheme from 250,000 to 500,000 shares. The 1997 Director Share Option Scheme provides for the automatic grant of options at periodic intervals to our non-employee directors.

      Under the 1997 Director Share Option Scheme, each of our directors who is not also one of our employees or officers will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to our Board of Directors. In addition, each non-employee director will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of our Board of Directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase ordinary shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 ordinary shares on his first election to our Board of Directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on our Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of IONA. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2002, an aggregate of 196,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

Genesis Development Corporation 1997 Stock Option Plan

      In connection with our 2000 acquisition of Genesis Development Corporation (Genesis), all of the outstanding stock options under the Genesis Development Corporation 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2002, an aggregate of 20,942 of our ordinary shares remained reserved for issuance upon exercise of these converted Genesis stock options. We do not intend to grant any more options under the Genesis 1997 Stock Option Plan.

Object-Oriented Concepts, Inc. Stock Option Plan

      In connection with our 2001 acquisition of Object-Oriented Concepts, Inc. (OOC), all of the outstanding stock options under the Object-Oriented Concepts, Inc. Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2002, an aggregate of 7,550 of our ordinary shares remained reserved for issuance upon exercise of these converted OOC stock options. We do not intend to grant any more options under the OOC Stock Option Plan.

Netfish Technologies, Inc. 1999 Stock Option Plan

      In connection with our 2001 acquisition of Netfish Technologies, Inc. (Netfish), all of the outstanding stock options under the Netfish Technologies, Inc. 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2002, an aggregate of 86,462 of our ordinary shares remained reserved for issuance upon exercise of these converted Netfish stock options. An aggregate of 529,505 shares were available for future grant or issuance under Netfish 1999 Stock Option Plan as of December 31, 2002. We do not intend to grant any more options under the Netfish 1999 Stock Option Plan.

1999 Employee Share Purchase Plan

      In 1999, we established a qualified Employee Share Purchase Plan under which up to 500,000 ordinary shares may be issued. Our Board of Directors and shareholders approved in 2002 an amendment to the 1999 Employee Share Purchase Plan to increase the number of our ordinary shares issuable under the plan to 1,000,000. All of our employees and employees of our participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2002, 497,402 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

      The following table sets forth, as of April 1, 2003, the number of ordinary shares owned by all shareholders who we know to own beneficially more than five percent (5%) of our ordinary shares.

      In addition, Guaranty Nominees Limited is the nominee holder of JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary under the Deposit Agreement dated as of February 24, 1997 among us, the depositary and the holders from time to time of American Depositary Receipts issued thereunder, and as such is the holder of record as depositary of 28,346,103 ADSs representing the 28,346,103 ordinary shares deposited under the deposit agreement. Guaranty Nominees Limited is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 33,049,043 ordinary shares outstanding as of April 1, 2003, which includes an aggregate of up to 291,947 ordinary shares issuable as of April 1, 2003 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of April 1, 2003 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder’s name.

	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Christopher J. Horn(1)	2,339,540	7.1%
Merrill Lynch & Co., Inc.(2)	1,682,471	5.1%
Mellon Financial Corporation(3)	3,274,720	9.9%
Janus Capital Management LLC(4)	1,614,700	4.9%

(1)	Includes 1,126 ordinary shares subject to outstanding share options that are exercisable within the 60-day period following April 1, 2003.

(2)	Merrill Lynch & Co., Inc. filed a Schedule 13G on January 9, 2003, in which Merrill Lynch & Co., Inc. reported that its direct and indirect subsidiaries beneficially owned an aggregate of 1,682,471 ADRs as of December 31, 2002.

(3)	Mellon Financial Corporation filed a Schedule 13G on February 7, 2003, in which Mellon Financial Corporation reported that its direct and indirect subsidiaries beneficially owned an aggregate of 3,274,720 ADRs as of December 31, 2002.

(4)	Janus Capital Management LLC reported to IONA that as of January 28, 2003, Janus Capital Management LLC beneficially owned 1,614,700 ADRs.

      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

      Our major shareholders do not have different voting rights.

      As of April 1, 2003, 0.7% of our ordinary shares are held of record in ordinary share form by 39 U.S. holders, excluding up to 291,947 ordinary shares issuable as of April 1, 2003 to the former Netfish shareholders.

B.	Related Party Transactions

      For information concerning fees we paid to our directors in 2002, please see Item 6.B. “Compensation.” For information concerning fees that we currently pay to our non-executive directors for their service in their capacity as directors, please see Item 6.C. “Board Practices.” For information concerning agreements with our executive officers, please see Item 10.C. “Material Contracts.”

C.	Interests of Experts and Counsel

      Not required.

Item 8.	FINANCIAL INFORMATION

A.     Consolidated Financial Statements and Other Financial Information

      Please see Item 18 “Financial Statements” for our Consolidated Financial Statements. In addition, for information regarding the percentages and amounts of our revenues from customers located in the United States and outside of the United States, please see Item 5.A. “Operating Results” and Note 18 of Notes to Consolidated Financial Statements.

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

Dividend Distribution Policy

      We do not expect to pay dividends in the foreseeable future.

B.	Significant Changes

      No significant change has occurred since December 31, 2002.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

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

	High	Low

Year Ended December 31, 1998	€28.79	€11.60
Year Ended December 31, 1999	€50.75	€11.70
Year Ended December 31, 2000	€106.00	€40.64
Year Ended December 31, 2001	€73.50	€8.30
Year Ended December 31, 2002	€29.75	€1.70
Year Ended December 31, 2001
First Quarter	€73.50	€29.00
Second Quarter	€52.00	€26.00
Third Quarter	€46.50	€9.00
Fourth Quarter	€27.00	€8.30
Year Ended December 31, 2002
First Quarter	€29.75	€15.50
Second Quarter	€19.20	€5.10
Third Quarter	€5.90	€1.75
Fourth Quarter	€3.50	€1.70
Year Ended December 31, 2003
First Quarter	€3.15	€1.80
Month Ended
October 2002	€2.77	€1.70
November 2002	€3.50	€2.35
December 2002	€3.35	€2.40
January 2003	€3.15	€2.30
February 2003	€2.82	€2.60
March 2003	€2.75	€1.80

      Our American Depositary Receipts (ADRs), evidencing American Depositary Shares (ADSs), which represent ordinary shares deposited with the Depositary under the Deposit Agreement dated as of February 24, 1997 among IONA, Morgan Guaranty Trust Company of New York and the holders from time to time of ADRs, have been traded in the United States on the Nasdaq National Market (Nasdaq) since our initial public offering on February 25, 1997. Currently, our ADRs are trading under the symbol “IONA.” Morgan Guaranty Trust Company of New York serves as Depositary for our ADRs. Currently, each ADR evidences one ADS and each ADS represents one ordinary share. The following table sets forth the high and low sales prices of our ADRs for the fiscal years, the fiscal quarters and the months indicated:

	High	Low

Year Ended December 31, 1998	$41.00	$14.88
Year Ended December 31, 1999	$55.25	$12.13
Year Ended December 31, 2000	$102.00	$38.00
Year Ended December 31, 2001	$66.44	$6.90
Year Ended December 31, 2002	$27.14	$1.65
Year Ended December 31, 2001
First Quarter	$66.44	$25.25
Second Quarter	$47.04	$22.13
Third Quarter	$39.33	$6.90
Fourth Quarter	$25.74	$7.65
Year Ended December 31, 2002
First Quarter	$27.14	$13.19
Second Quarter	$17.11	$5.00
Third Quarter	$5.61	$1.65
Fourth Quarter	$3.46	$1.67
Year Ended December 31, 2003
First Quarter	$3.44	$1.97
Month Ended
October 2002	$2.77	$1.67
November 2002	$3.46	$2.31
December 2002	$3.38	$2.43
January 2003	$3.44	$2.72
February 2003	$3.15	$2.67
March 2003	$3.25	$1.97

B.	Plan of Distribution

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

      Our Memorandum of Association, as amended, filed as Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-6396) and our Restated Articles of Association, as amended, filed as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-11384) are incorporated herein by reference. In addition, we incorporate by reference the “Description of Share Capital” included in our Registration Statement on Form F-3 (File No. 333-81212). The Transfer Agent and Registrar for our ordinary shares is Computershare Investor Services (Ireland) Limited, Ireland. The Transfer Agent and Registrar for our ADRs is JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York).

C.	Material Contracts

      On August 8, 2002, we agreed with Steven Fisch that we would make payments to him in the event that his employment with IONA is involuntarily terminated by IONA other than for cause. If Mr. Fisch’s employment is terminated during his first year of employment, he will be entitled to a cash payment equal to his annual salary and bonus less the amount of all cash paid to Mr. Fisch through his date of termination. If Mr. Fisch’s employment is terminated after his first year of employment, he will be entitled to a cash payment equal to his annual salary and bonus.

      In March 2003, we entered into Change in Control Agreements with each of our six executive officers, forms of which are exhibits to this annual report. Under each of these agreements, if there is a change in control of IONA and the surviving company does not assume IONA’s stock option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested stock options will vest. In addition, if the executive officer’s employment is terminated (1) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (2) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested stock options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment would equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change of control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.

      For information on additional material contracts, please see Item 4, “Information on the Company.”

D.	Exchange Controls

      Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us, and dividends and redemption proceeds (subject to the withholding where appropriate of withholding tax as described under Item 10.E. “Taxation”) are freely transferable to non-resident holders of such securities.

      The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European

Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADRs, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia, Serbia, Iraq, Angola or in respect of funds and financial resources belonging to the Taliban of Afghanistan (or related terrorist organizations), unless permission for the transfer has been given by the Central Bank of Ireland.

      We do not anticipate that orders under the Financial Transfers Act, 1992 will have a material effect on our business, results of operations or financial condition.

E.	Taxation

Irish Tax Considerations

      The following is a general summary of certain Irish tax consequences applicable to Irish Holders and U.S. Holders (as defined below in this summary) in respect of the purchase, ownership and disposition of ordinary shares or ADSs evidenced by ADRs.

      This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United States Double Taxation Convention (the Treaty), specific proposals to amend any of the forgoing publicly announced prior to the date hereof and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. It is assumed that any proposed amendments will be enacted in the form proposed. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

      This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular Irish Holder or U.S. Holder of ordinary shares or ADSs.

HOLDERS OF ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF IRISH TAXATION LAWS TO THEIR PARTICULAR CIRCUMSTANCES IN RELATION TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs.

      The summary only applies to Irish Holders and U.S. Holders that legally and beneficially hold their ordinary shares or ADSs evidenced by ADRs as capital assets (i.e. investments) and does not address special classes of holders including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organizations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

(i)     Irish Tax Considerations Applicable to Irish Holders

      For the purposes of this summary, an “Irish Holder” means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

      For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

      We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax (“DWT”) in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

      Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

      Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 42% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld.

      Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% and pay related social insurance contribution of up to 3% in respect of their dividend income.

Disposals of Ordinary Shares or ADSs

      Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time.

      Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

      Irish Holders that have unutilised capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realized on the disposal of the ordinary shares or ADSs.

      An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

      Where disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than euro must be translated at the date of acquisition in euro amounts.

      Irish Holders that realize a loss on the disposition of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.

      Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

Capital Acquisitions Tax

      A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT). CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. CAT is generally payable by the recipient of the gift or inheritance. Gifts or inheritances between spouses are not subject to Irish CAT. Gifts of up to €1,270 can be received each year from any given individual without triggering a charge to CAT. Where a charge to CGT and CAT arises on the same event, CAT payable on the event can be reduced by the amount of the CGT payable.

Stamp Duty

      Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares.

      A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. A minimum stamp duty of €1.00 will apply to a transfer of ordinary shares. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

      Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of €12.50 will apply.

      Transfers of ADRs (representing ADSs) by Irish Holders are generally exempt from Irish stamp duty.

      Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ ADR system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS/ ADR system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of €12.50.

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

(ii)     Irish Tax Considerations Applicable to U.S. Holders

      Solely for the purposes of this summary of Irish Tax Considerations, a “U.S. Holder” means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Treaty; (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

      For Irish taxation purposes, and for the purposes of the Treaty, U.S. Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

      We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax (“DWT”) in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

      Dividends paid by us to U.S. Holders of ordinary shares will be exempt from DWT if, prior to the payment of such dividends, the recipient U.S. Holder delivers to us a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor’s certificate, each in the form prescribed by the Irish Revenue Commissioners.

      Special DWT arrangements may be available to U.S. Holders of ADSs evidenced by ADRs, as the Depositary for the ADSs (JPMorgan Chase Bank, as successor to Morgan Guaranty Trust Company of New York, the depositary under the Deposit Agreement dated as of February 24, 1997 among IONA, Morgan Guaranty Trust Company and the holders from time to time of ADSs issued thereunder) has entered into an intermediary agreement with the Irish Revenue Commissioners for DWT purposes. Under such an agreement, it is possible for the Depositary to receive dividends from us and pass such dividends onto U.S. Holders of ADSs on a gross basis, without DWT, if either:

•	the ADR register maintained by the Depositary shows the U.S. Holder as having a U.S. address on the register; or

•	where there is an intermediary between the Depositary and the beneficial holder of ADSs, the Depositary receives confirmation from the intermediary that the beneficial owner’s address in the intermediary’s records is in the U.S.

      Where the above procedures have not been complied with and DWT is withheld from dividend payments to U.S. Holders of ordinary shares or ADSs evidenced by ADRs, such U.S. Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor’s certificate, each in the form prescribed by the Irish Revenue Commissioners.

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

      If, for any reason, our ADSs cease to be quoted on NASDAQ and our ordinary shares cease to be quoted on the ISE, U.S. Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

Irish Capital Acquisitions Tax

      A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT) because our ordinary shares are considered to be Irish property for CAT purposes. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to CAT.

      Gifts of up to €1,270 can be received each year from any individual without triggering a charge to CAT.

      In a case where an inheritance of ordinary shares or ADSs is subject to both CAT and U.S. federal estate tax, the Estate Tax Convention between Ireland and the U.S. should allow for the crediting, in whole or in part, of the CAT against the U.S. federal estate tax payable. Similar relief is not available in a case where a gift of ordinary shares or ADSs evidenced by ADRs is subject both to CAT and U.S. federal gift tax as the Estate Tax Convention only applies to estate taxes.

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

Certain U.S. Federal Income Tax Considerations

      The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended (the Code), current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

•	a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder’s particular situation. For example, the following discussion does not address the application of the alternative minimum tax rules or rules applicable to U.S. Holders in special circumstances. Special rules may apply to a U.S. Holder who is:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a person who has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity (including a limited liability company treated as a partnership for U.S. federal income tax purposes);

•	an S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns our ordinary shares or ADSs evidenced by ADRs as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	investors who own (directly, indirectly or through attribution) 10% or more of our outstanding voting shares;

•	a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

•	a person who acquired our ordinary shares or ADSs evidenced by ADRs in connection with employment or the performance of services generally.

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

      This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50% of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by U.S. persons who each, in turn, own directly, indirectly or by attribution, 10% or more of the total combined voting power of all classes of stock of the corporation entitled to vote. Further, this discussion assumes that we are not a “collapsible corporation” as defined in the Code. If a partnership (or an entity treated as a partnership) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or an interest holder in an entity treated as a partnership), you should consult your tax advisor.

U.S. HOLDERS OF OUR ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Dividends

      We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under “Foreign Investment Company” and “Passive Foreign Investment Company,” if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income as ordinary income the gross amount (i.e., including the amount of any Irish tax withheld) of the distributions, on the date the distributions are received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain.

Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.

      Distributions of current or accumulated earnings and profits paid in a foreign currency to a U.S. Holder will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distributions are received (or treated as received). A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which generally will be U.S. source ordinary income or loss.

      U.S. Holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax. For more information, please see “Irish Tax Consequences.”

      Because the tax rules that apply to the availability or use of foreign tax credits and deductions for foreign taxes are complex, U.S. Holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.

Sale, Exchange or Other Disposition

      Subject to the discussion below under “Foreign Investment Company” and “Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%, or 18% for assets acquired after the year 2000 and held for more than five years. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

Personal Holding Company

      A foreign corporation may be classified as a personal holding company for U.S. federal income tax purposes if both of the following two tests are satisfied:

•	at any time during the last half of the company’s taxable year, five or fewer individuals (without regard to their citizenship or residency) actually or constructively own, under attribution rules, more than 50% of the stock of the corporation by value; and

•	60% or more of the foreign corporation’s gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from passive sources such as dividends, interest, rent and royalty payments.

      In general, a personal holding company is currently taxed at a rate of 38.6% on its undistributed personal holding company income, which is generally calculated based on the corporation’s taxable income, after making certain adjustments. We cannot provide any assurance that either test will not be satisfied in 2003 or in future years because it is difficult to make accurate predictions of future income and the amount of our shares an individual will actually or constructively own.

Foreign Personal Holding Company

      A foreign corporation may be classified as a foreign personal holding company for U.S. federal income tax purposes if both of the following two tests are satisfied:

•	five or fewer individuals (who are U.S. citizens or residents) actually or constructively own, under attribution rules, more than 50% of all classes of the corporation’s stock measured by voting power or value at any time during the corporation’s taxable year; and

•	the corporation receives at least 60% (50% if previously a foreign personal holding company) of its gross income regardless of source, as specifically adjusted, from passive sources such as dividends, interest, gains from the sale or exchange of securities, rent and royalty payments.

      If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for U.S. federal income tax purposes, is imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation’s taxable year, or, if earlier, the last day on which it is treated as a foreign personal holding company. The imputed income is taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their ordinary shares or ADSs before that date generally would not be subject to U.S. federal income tax under these rules. We cannot provide any assurance that we will not be classified as a foreign personal holding company in 2003 or in future years because it is difficult to make accurate predictions of future income and the amount of our shares a U.S. citizen or resident will actually or constructively own.

Foreign Investment Company

      A foreign corporation may be classified as a foreign investment company for U.S. federal income tax purposes if, at any time during a taxable year when 50% or more by vote or value of the corporation’s outstanding stock is owned, directly or indirectly, by U.S. Holders, it is:

•	registered as a management company or unit investment trust under the Investment Company Act of 1940, as amended; or

•	engaged, or holding itself out as being engaged, primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, including a futures or forward contract or option, in securities or commodities.

      In general, if a corporation is classified as a foreign investment company at any time during the period a U.S. Holder holds the corporation’s stock, any gain from the sale or exchange of stock in that corporation by the U.S. Holder will be taxable as ordinary income to the extent of the U.S. Holder’s ratable share of the corporation’s accumulated earnings and profits. We cannot provide assurance that we will not be classified a foreign investment company in 2003 or future years because it is difficult to make accurate predictions of the amount of our capital stock U.S. Holders will directly or indirectly own.

Passive Foreign Investment Company

      In general, a foreign corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of its gross income in a taxable year falls within specific categories of passive income; or

•	the average percentage of its assets in a taxable year (ordinarily determined based on their market value) which produce passive income or are held for the production of passive income is at least 50%.

      If we were classified as a passive foreign investment company, and a U.S. Holder did not make a qualifying election either to treat us as a “qualified electing fund” or to mark our ordinary shares or ADSs to market, as described below:

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our ordinary shares or ADSs in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or the U.S. Holder’s holding period for the ordinary shares or ADSs before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares or ADSs. A U.S. Holder would be required to include amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of our ordinary shares or ADSs evidenced by ADRs would also be considered an excess distribution and would be subject to tax as described above.

•	The adjusted tax basis in our ordinary shares or ADSs evidenced by ADRs acquired from a decedent who was a U.S. Holder of the ordinary shares or ADSs would not be increased to equal the fair market value of such ordinary shares or ADSs as of the date of the decedent’s death but would instead be equal to the decedent’s adjusted tax basis, if lower. A U.S. Holder could not avoid this result by electing to mark our ordinary shares or ADSs to market.

      If a U.S. Holder has made a qualified electing fund election for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the passive foreign investment company rules described above would not apply to the U.S. Holder. Instead, that U.S. Holder would be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a qualified electing fund election by attaching a completed Internal Revenue Service Form 8621, including a passive foreign investment company annual information statement, to a timely filed U.S. federal income tax return. Even if a qualified electing fund election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed Internal Revenue Service Form 8621 every year.

      Alternatively, if a U.S. Holder is eligible to elect to mark our ordinary shares or ADSs evidenced by ADRs to market annually and makes a mark to market election, the following rules generally would apply for each of the U.S. Holder’s taxable years:

•	if the fair market value of the U.S. Holder’s ordinary shares or ADSs exceeds the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs as of the close of the U.S. Holder’s taxable year, the U.S. Holder would recognize the amount of the excess as ordinary income;

•	if the fair market value of the U.S. Holder’s ordinary shares or ADSs is less than the U.S. Holder’s adjusted tax basis in those ordinary shares or ADSs as of the close of the U.S. Holder’s taxable year, the U.S. Holder might recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net mark to market gain previously included by the U.S. Holder under the election for prior taxable years; and

•	if the U.S. Holder has elected to mark our ordinary shares or ADSs to market for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the “excess distribution” rules generally would not apply to the U.S. Holder.

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

Status of IONA as a Passive Foreign Investment Company

      Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and character of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. If the market price of our ordinary shares or ADSs is relatively low, we may be classified as a passive foreign investment company. Therefore, we cannot provide any assurance that we are not or will not become a passive foreign investment company.

Backup Withholding and Information Reporting

      Dividends on our ordinary shares or ADSs, and payments of the proceeds of a sale of our ordinary shares or ADSs, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 30% if a U.S. Holder fails to:

•	furnish its taxpayer identification number (social security or employer identification number) and certify that such number is correct;

•	certify that such U.S. Holder is not subject to backup withholding; or

•	otherwise comply with the applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

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

      The following discussion regarding our market risk contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

      Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At December 31, 2002, we had no foreign exchange contracts outstanding.

      Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

      For further discussion of our market risk, please see Item 5.A. “Operating Results — Exposure to Currency Fluctuations.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not required.

PART II

Item 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

      None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      During the fiscal quarter ended June 29, 1997, IONA paid $380,000 to redeem all of its outstanding redeemable Preference Shares, #0.0025 par value per share, and paid all accrued and unpaid dividends payable thereon to the date of redemption.

      Certain of our ordinary shares are held by JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York) under a Deposit Agreement dated February 24, 1997.

Use of Proceeds from Initial Public Offering

      On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2002:

Purchase and installation of furniture and fixtures	$13,789,000
Purchase and installation of machinery and equipment	$31,447,000
Short-term debt instruments	$13,958,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	$380,000

Item 15.	CONTROLS AND PROCEDURES

      Our Chief Executive Officer, Barry S. Morris, and our Chief Financial Officer, Daniel Demmer, (our principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of a date within 90 days prior to the filing date of this report, that our disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by IONA in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.	[RESERVED]

PART III

Item 17.	FINANCIAL STATEMENTS

      Not applicable. Please see Item 18 “Financial Statements.”

Item 18.	FINANCIAL STATEMENTS

Item 19.     EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Deposit Agreement dated as of February 24, 1997, by and among IONA Technologies PLC, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York) and the holders from time to time of IONA’s American Depositary Shares (filed as Exhibit 4.2 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc.
4.12†	Non-Executive Directors Change in Control Plan

Exhibit No.	Description of Exhibit

4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Barry S. Morris, Daniel Demmer, Eric Newcomer, David James and Susan H. Alexander
4.14†	Change of Control Agreement dated March 17, 2003 by and among IONA Technologies, Inc., IONA Technologies PLC and Steven Fisch
8.1	Active Subsidiaries of IONA Technologies PLC
10.1	Consent of Ernst & Young
10.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IONA TECHNOLOGIES PLC

By: /s/ BARRY S. MORRIS

Barry S. Morris
Chief Executive Officer and Director

Date: April 4, 2003

CERTIFICATION

I, Barry S. Morris, certify that:

      1. I have reviewed this annual report on Form 20-F of IONA Technologies PLC;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ BARRY S. MORRIS

Barry S. Morris
Chief Financial Officer

Date: April 4, 2003

CERTIFICATION

I, Daniel Demmer, certify that:

      1. I have reviewed this annual report on Form 20-F of IONA Technologies PLC;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DANIEL DEMMER

Daniel Demmer
Chief Financial Officer

Date: April 4, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

IONA Technologies PLC

      We have audited the accompanying consolidated balance sheets of IONA Technologies PLC as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IONA Technologies PLC at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for amortization of goodwill and other identifiable intangible assets.

/s/ ERNST & YOUNG

Dublin, Ireland

January 21, 2003

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31,

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$22,287	$28,509
Restricted cash (Note 6)	1,223	1,078
Marketable securities (Note 2)	58,140	24,110
Accounts receivable, net of allowance for doubtful accounts of $1,132 and $1,321 at December 31, 2002 and 2001, respectively	29,733	44,207
Prepaid expenses and other assets	4,537	4,290

Total current assets	115,920	102,194
Property and equipment, net (Note 12)	12,987	18,789
Other non-current assets, net (Note 10)	2,697	47,998
Goodwill, net (Note 11)	—	268,717

Total assets	$131,604	$437,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,447	$3,429
Accrued payroll and related expenses	8,103	12,134
Other accrued liabilities (Note 7)	20,186	14,017
Deferred revenue	25,963	32,352

Total current liabilities	56,699	61,932
Redeemable Preference Shares, €0.0025 par value, 101,250,000 shares authorized; None issued and outstanding (Note 13)	—	—
Shareholders’ equity:
Ordinary Shares, €0.0025 par value; 150,000,000 shares authorized; 32,834,968 and 27,816,711 shares issued and outstanding at December 31, 2002 and 2001, respectively (Note 13)	91	80
Additional paid-in capital	491,165	427,128
Accumulated deficit	(415,927)	(46,620)
Deferred stock-based compensation	(424)	(4,822)

Total shareholders’ equity	74,905	375,766

Total liabilities and shareholders’ equity	$131,604	$437,698

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,

	2002	2001	2000

Revenue:
Product revenue	$73,452	$118,178	$105,533
Service revenue	49,778	62,526	47,530

Total revenue (Note 18)	123,230	180,704	153,063

Cost of Revenue:
Cost of product revenue	1,685	3,190	3,457
Cost of service revenue	25,458	34,926	26,484

Total cost of revenue	27,143	38,116	29,941

Gross profit	96,087	142,588	123,122

Operating expenses:
In-process research and development	—	3,600	—
Research and development	38,256	40,260	26,906
Sales and marketing	72,888	88,419	63,669
General and administrative	13,252	15,318	12,046
Amortization of other non-current assets	10,115	14,151	2,858
Amortization of goodwill	—	61,403	4,973
Restructuring (Note 5)	20,763	5,705	—
Impairment of goodwill	276,808	—	—
Impairment of intangible assets and fixed assets	32,336	—	—
Settlement of litigation (Note 19)	—	—	1,350

Total operating expenses	464,418	228,856	111,802

Income (loss) from operations	(368,331)	(86,268)	11,320
Interest income, net	1,069	2,504	4,116
Net exchange loss	(502)	(468)	(384)
Gain on sale of investment and other income	—	164	1,912

Income (loss) before provision for (benefit of) income taxes (Note 17)	(367,764)	(84,068)	16,964
Provision for (benefit of) income taxes (Note 17)	1,543	(568)	2,799

Net income (loss) available to Ordinary Shareholders	$(369,307)	$(83,500)	$14,165

Basic net income (loss) per Ordinary Share and per ADS	$(11.58)	$(3.27)	$0.67

Shares used in computing basic net income (loss) per Ordinary Share and per ADS (in thousands)	31,890	25,556	21,177

Diluted net income (loss) per Ordinary Share and per ADS	$(11.58)	$(3.27)	$0.60

Shares used in computing diluted net income (loss) per Ordinary Share and per ADS (in thousands)	31,890	25,556	23,520

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

						Accumulated
			Additional	Accumulated	Deferred	Other	Total
	Number of	Share	Paid-in	Earnings	Stock-Based	Comprehensive	Shareholders’
	Shares	Capital	Capital	(Deficit)	Compensation	Income	Equity

Balance at December 31, 1999	20,450,869	$63	$78,016	$22,715	$(599)	$11,526	$111,721
Amortization of deferred stock-based compensation(a)	—	—	—	—	404	—	404
Employee share purchase plan	60,441	—	1,452	—	—	—	1,452
Issuance of Ordinary Shares	143,549	—	8,199	—	—	—	8,199
Issuance of Ordinary Shares in connection with acquisitions	331,744	1	8,326	—	—	—	8,327
Intrinsic value of options issued in connection with acquisitions	—	—	5,319	—	—	—	5,319
Issuance of Ordinary Shares on exercise of options(a)	1,003,721	2	12,969	—	—	—	12,971
Net income available to Ordinary Shareholders	—	—	—	14,165	—	—	14,165
Unrealized loss on investment	—	—	—	—	—	(9,371)	(9,371)
Reclassification adjustment for gains included in net income	—	—	—	—	—	(1,880)	(1,880)

Comprehensive income	—	—	—	—	—	—	2,914

Balance at December 31, 2000	21,990,324	$66	$114,281	$36,880	$(195)	$275	$151,307

Amortization of deferred stock-based compensation(a)	—	—	—	—	1,780	—	1,780
Employee share purchase plan	105,756	—	2,373	—	—	—	2,373
Issuance of Ordinary Shares	24,375	—	—	—	—	—	—
Issuance of Ordinary Shares on exercise of warrants	19,018	—	—	—	—	—	—
Issuance of Ordinary Shares in connection with acquisitions	4,951,669	12	269,431	—	—	—	269,443
Expense of Ordinary Shares issued in connection with acquisitions	—	—	(1,563)	—	—	—	(1,563)
Fair value of options issued in connection with acquisitions less amounts allocated to deferred stock-based compensation	—	—	29,195	—	—	—	29,195
Proportion of intrinsic value of unvested options at consummation dates allocated to deferred stock-based compensation	—	—	10,380	—	(10,380)	—	—
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(3,973)	—	3,973	—	—
Compensation on acceleration of options as part of restructuring	—	—	233	—	—	—	233
Issuance of Ordinary Shares on exercise of options, net(a)	725,569	2	6,771	—	—	—	6,773
Net loss available to Ordinary Shareholders	—	—	—	(83,500)	—	—	(83,500)
Unrealized loss on investment	—	—	—	—	—	(111)	(111)
Reclassification adjustment for gains included in net loss	—	—	—	—	—	(164)	(164)

Comprehensive loss	—	—	—	—	—	—	(83,775)

Balance at December 31, 2001	27,816,711	$80	$427,128	$(46,620)	$(4,822)	$—	$375,766

Amortization of deferred stock-based compensation(a)	—	—	—	—	1,230	—	1,230
Employee share purchase plan	331,205	1	1,985	—	—	—	1,986
Issuance of Ordinary Shares	—	—	—	—	—	—	—
Issuance of Ordinary Shares in connection with Secondary Offering	4,600,000	10	65,379	—	—	—	65,389
Expense of Ordinary Shares issued in connection with Secondary Offering	—	—	(1,997)	—	—	—	(1,997)
Issuance of Ordinary Shares in connection with acquisitions	—	—	1,219	—	—	—	1,219
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(3,168)	—	3,168	—	—
Issuance of Ordinary Shares on exercise of options, net(a)	87,052	—	619	—	—	—	619

Net loss available to Ordinary Shareholders	—	—	—	(369,307)	—	—	(369,307)

Balance at December 31, 2002	32,834,968	$91	$491,165	$(415,927)	$(424)	$—	$74,905

(a)	See Note 14 to these statements.

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(369,307)	$(83,500)	$14,165
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	17,717	79,719	12,836
In-process research and development	—	3,600	—
Stock compensation	1,230	2,013	404
Impairment of intangible assets and fixed assets and technology	32,336	3,349	—
Impairment of goodwill	276,808	—	—
Profit on marketable securities	(204)	(1,341)	(2,064)
Profit on sale of investments	—	(164)	(1,880)
Loss on disposal of assets	—	154	450
Changes in operating assets and liabilities:
Restricted cash deposits	(145)	(128)	—
Purchase of marketable securities	(145,790)	(218,400)	(278,583)
Sale of marketable securities	111,964	253,078	274,289
Accounts receivable	14,474	4,901	(13,761)
Prepaid expenses and other assets	(684)	(642)	(481)
Accounts payable	(982)	1,229	(1,131)
Accrued payroll and related expenses and other accrued liabilities	2,138	(13,684)	12,891
Deferred revenue	(6,389)	7,908	6,871

Net cash (used in) provided by operating activities	$(66,834)	$38,092	$24,006

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(5,205)	$(5,408)	$(8,084)
Payments for acquisitions, net of cash received	—	(33,913)	(14,938)
Purchase of other non-cash assets	(180)	(15,500)	(8,836)
Proceeds from sale of investments	—	400	2,644
Proceeds from disposal of property and equipment	—	12	1,684

Net cash used in investing activities	$(5,385)	$(54,409)	$(27,530)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$65,997	$7,583	$22,623

Net cash provided by financing activities	$65,997	$7,583	$22,623

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(6,222)	$(8,734)	$19,099
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	28,509	37,243	18,144

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,287	$28,509	$37,243

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$—	$3	$5

Income taxes paid	$938	$2,291	$379

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Shares and options issued in connection with acquisitions	$1,219	$309,018	$13,645

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Summary of Significant Accounting Policies

Organization

      IONA Technologies PLC (“IONA”) is organized as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly-owned (collectively, the “Company”), provide enterprise infrastructure software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product customization and enhancement, as well as customer technical support. The Company’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenues from similar customers in European countries and the rest of the world.

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

      The accompanying consolidated financial statements include IONA and its wholly-owned subsidiaries in the United States, British West Indies, Europe, Australia, Japan, China, Canada and Korea after eliminating all material intercompany accounts and transactions.

Companies Acts, 1963 to 2001

      The financial information relating to IONA and its subsidiaries included in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the financial statements for the years ended December 31, 2001 and 2000 . Copies of full accounts for each of the years ended December 31, 2001 and 2000 have been so annexed to the relevant annual returns, and a copy of the full accounts for the year ended December 31, 2002 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2003.

Foreign Currency Translation

      The U.S. dollar is the functional currency for the Company. In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”), assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year.

Revenue Recognition

      The Company’s revenue is derived from product license fees and charges for services. For the three year period ended December 31, 2002, the Company followed the revenue recognition criteria of Statement of Position 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, “SOP 97-2”). Under the terms of SOP 97-2 where

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

an arrangement to deliver software does not require significant production, modification or customization, the Company recognizes software revenues when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	vendor’s fee is fixed or determinable; and

•	collectibility is probable.

      For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If the Company cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the Company defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, the Company uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

      The Company assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met. The Company’s standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the Company’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

      While most of the Company’s arrangements include payment terms of less than one year, the Company has provided payment terms of more than one year to credit worthy customers. The Company has established a history of collection, without concessions, on these receivables with payment terms that extend beyond one year. Provided all other revenue recognition criteria have been met, the Company recognizes license revenue for these arrangements upon delivery.

      Revenue for consulting services is generally recognized as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts are recognized upon notification of such royalties payable by the customer.

Allowances for Doubtful Accounts

      The Company makes judgments on its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, the Company analyzes the historical collection experience and current economic trends. In 2002, the Company wrote off $189,000 of uncollectible receivables against the allowance for doubtful accounts.

Cost of Revenue

      Cost of revenue includes the costs of products and services. Cost of product revenue includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service revenue includes the

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

salary costs for personnel engaged in consultancy, training and customer support, and telephone and other support costs.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

      Marketable securities consist of commercial paper and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and unrealized holding gains and losses are reflected in Consolidated Statements of Operations.

Investments

      Investments consist of equity securities and are stated at market value. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and any unrealized holding gains and losses are reported as a separate component of shareholders’ equity, as accumulated other comprehensive income (loss). At December 31, 2002, the Company did not hold any investments.

Research and Development

      Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

      The Company expensed $3,600,000 during the year ended December 31, 2001, representing the full amount of the cost of acquired in-process research and development for which technological feasibility had not been established and for which alternative uses did not exist.

Goodwill

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 4 and Note 11, and until January 1, 2002 were amortized on a straight line-basis over four years.

      The Financial Accounting Standards Board issued Statements No. 141, “Business Combinations,” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) in June 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. The Statements are effective for fiscal years beginning after December 15, 2001.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company adopted the new rules on accounting for goodwill and other intangible assets on January 1, 2002. On adoption, the Company reclassified the net carrying amount of assembled workforce of $6,872,000 from other non-current assets to goodwill. There was no impairment of goodwill upon adoption of SFAS 142.

      In October 2002, and as described in Note 11, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. As a result of unfavorable market conditions and a decline in IONA’s market capitalization, this assessment resulted in a non-cash impairment charge of $276,808,000, equivalent to the carrying value of goodwill at October 1, 2002.

Other Non-Current Assets

      Other non-current assets represent costs of technology purchased or acquired on acquisitions, which have reached technological feasibility. The costs of technology have been capitalized and will be written off over their useful economic life of four years in accordance with SFAS 86.

      The Financial Accounting Standards Board issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 as of January 1, 2002. In October 2002, the Company completed its assessment of the carrying value of purchased technologies and the relevant impairment tests as required by SFAS 144. This assessment resulted in a non-cash impairment charge of $28,586,000, representing the amount by which the carrying value exceeded the fair value of purchased technologies.

      Amortization expense for intangible assets which are amortizable in accordance with SFAS 142, was $10,115 000, $14,151,000 and $2,858,000 in 2002, 2001 and 2000, respectively.

Property and Equipment

      Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Motor vehicles	5 years
Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years

      During the year ended December 31, 2002, the Company recorded a $3,750,000 charge for the impairment of fixed assets and related costs, of which $1,600,000 was primarily attributable to the implementation of a new sales force automation system that replaced an existing system. The remainder of $2,150,000 relates to fixed assets no longer in use in 2002, resulting in a reduction of their net book value to nil. There was no impairment of fixed assets in 2001.

Software Development Costs

      The Company capitalizes certain software development costs associated with the development of the Company’s website and other internal financial software. These costs incurred are accounted for in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as incurred. Capitalized internal-use software development costs are included in fixed assets, and are amortized on a straight-line basis over their estimated useful lives of the related software, typically 3 years.

      The Company capitalized approximately $1,417,000 and $340,000 of software development costs during 2002 and 2001, respectively. Amortization associated with the capitalized software development costs totaled approximately $1,123,000 and $1,260,000 during 2002 and 2001, respectively.

Concentration of Credit Risk

      The Company sells its products to companies in various industries throughout the world and maintains reserves for potential credit losses. To date such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately $1,132,000 and $1,321,000 at December 31, 2002 and 2001, respectively. The Company generally requires no collateral from its customers.

      The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, British West Indies and Ireland. At December 31, 2002, $58,140,000 was invested in marketable securities held for trading purposes, comprised of $54,049,000 in commercial paper and $4,091,000 in U.S. government agency securities, under the management of one financial institution. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

Employment Grants

      Employment grants are credited to the income statement and offset against the related payroll expense in two equal installments, the first on the creation of the job and the second on the first anniversary thereof.

Compensated Absences

      The Company does not accrue for the liability associated with employees’ absences from employment because of illness, holiday, vacation or other reasons as the amount of compensation is not reasonably estimable.

Accounting for Income Taxes

      The Company uses the asset and liability method in accounting for income taxes in accordance with Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Accumulated Other Comprehensive Income

      Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes unrealized gain or loss on equity securities classified as available-for-sale in accordance with SFAS 115, and is included as a component of shareholders’ equity. At December 31, 2002, the Company did not hold any such investments.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Compensation

      At December, 31, 2002, the Company has five stock-based employee compensation plans, which are more fully described in Note 14.

      The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

      Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock compensation and credited to additional paid-in capital in the period of transfer.

      In December 2002, the Financial Accounting Standards Board issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. While the statement does not amend SFAS 123 to require companies to account for employee stock options, using the fair value method, the disclosure requirements of SFAS 148 in annual and interim financial statements are applicable to all companies with stock based compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. SFAS 148 is effective for fiscal years ending after December 15, 2002.

      Pro forma information regarding net (loss) income and loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4%, 5% and 5%; dividend yields of 0%; volatility factors of the expected market price of IONA’s Ordinary Shares of 1.15, 1.10, and 1.13; and a weighted-average expected life of the option of five years.

      The following table illustrates the effect on net (loss) income and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,

	2002	2001	2000

Net (loss) income, as reported	$(369,307)	$(83,500)	$14,165
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43,036)	(36,280)	(19,241)

Pro forma net loss	$(412,343)	$(119,780)	$(5,076)

Gain (loss) per share:
Basic—as reported	$(11.58)	$(3.27)	$0.67

Basic—pro forma	$(12.93)	$(4.69)	$(0.24)

Diluted—as reported	$(11.58)	$(3.27)	$0.60

Diluted—pro forma	$(12.93)	$(4.69)	$(0.22)

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The fair value of employee stock options for the years ended December 31, 2001 and 2000 have been restated to include the effects of certain shares designated for issuance under the Employee Share Purchase Plan. The designated shares are those with variable exercise prices and as such are subject to the fair value disclosures of SFAS 123. Pro forma stock compensation expense determined under the fair value based method of SFAS 123 for 2001 and 2000 has been increased by $1,299,000 and $1,012,000, respectively. Pro forma basic and diluted earnings per share for 2001 and 2000 have been decreased by $0.05 and $0.05, respectively.

      On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. (“Netfish”), for total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. The portion of the total intrinsic value, measured at the consummation date, of replacement unvested options granted by IONA in exchange for outstanding unvested options held by Netfish employees, that the future vesting period bears to the total vesting period ($10,380,000) was, in accordance with the requirements of FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, accounted for as deferred stock-based compensation and is charged to expense as stock compensation ratably over the remaining vesting period of each tranche of unvested options. During the years ended December 31, 2002 and 2001, the Company reversed $3,168,000 and $3,973,000, respectively, of deferred stock-based compensation related to the unvested replacement options of terminated Netfish employees and unvested replacement options accepted for exchange under the Exchange Offer, as described in Note 14. Stock compensation expense recognized for vested options of Netfish Employees was $1,230,000 and $1,584,000 for the years ended December 31, 2002 and 2001, respectively.

      On July 1, 1999, IONA acquired the outstanding shares of Aurora Technologies, Inc. (“Aurora”) for consideration of $520,000 payable in cash and the issuance of 48,750 shares to certain individuals in two equal installments on the first and second anniversary of the acquisition, provided they remain employees of the Company at the anniversary dates. The value of these shares, $780,000, was accounted for as deferred stock-based compensation and was credited to additional paid-in capital and charged to expense as stock compensation on a straight-line basis over the 2 year period in which the stock was issued. At December 31, 2001, deferred stock-based compensation for Aurora was fully amortized.

      During 2001, the Company accelerated the vesting of stock options granted to certain employees whose employment was terminated. The Company recognized compensation expense of $233,000 in accordance with the requirements of FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation.”

      Stock compensation expense of $1,230,000, $2,013,000, and $404,000 for the periods ended December 31, 2002, 2001 and 2000, respectively can be attributed to personnel in the following departments: professional services $283,000, $406,000 and nil; research and development $803,000, $849,000 and nil; sales and marketing $122,000, $283,000 and nil; restructuring nil, $233,000 and nil; and general and administrative $22,000, $242,000, and $404,000, respectively.

Defined Contribution Plan

      The Company sponsors and contributes to a defined contribution plan for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on employees’ contributions. The Company contributed approximately $1,888,000, $1,916,000 and $1,411,000 to the plan in the years ended December 31, 2002, 2001 and 2000, respectively.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising and Promotion Expense

      All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $6,272,000, $10,077,000 and $3,801,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Accounting Pronouncements

      The Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) in June 1998. SFAS 133, which requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. As amended, this statement is effective for fiscal years beginning after June 15, 2000 and therefore applied to the Company from the first quarter of 2001. Application of SFAS 133 had no material impact on the consolidated financial statements of the Company as it had no derivative or hedging transactions in 2002 or 2001.

      The Financial Accounting Standards Board issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) in June 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Based on current circumstances, the Company believes the application of SFAS 143 will not have a material impact on the consolidated financial statements of the Company.

      The Financial Accounting Standards Board issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) in July 2002. SFAS 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of commitment. SFAS 146 also changes the recognition of one-time termination benefits, such as severance pay or other termination indemnities, whenever the benefit arrangement requires employees to render future service beyond a ‘minimum retention period.’ SFAS 146 also addresses the accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close facilities and relocate employees. A liability for such costs has to be recognized and measured at its fair value in the period in which it is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and does not impact the recognition of costs under the Company’s existing restructuring plans. Adoption of this standard is expected to impact the timing of recognition of costs if any further restructuring plans are initiated and implemented.

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption will have a material effect on the Company’s financial position, results of operations or cash

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

flows. The disclosure requirements are required to and have been adopted by the Company as of December 31, 2002.

      In January 2003, the Financial Accounting Standards Board issued Interpretations No. 46, “Consolidation of Variable Interest Entities,” (“FIN 46”). This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

Reclassifications

      As of December 31, 2002 and 2001, the Company separately presented goodwill (net) and other non-current assets (net) in the Consolidated Balance Sheets. In accordance with SFAS 142, the Company is required to present amortization of goodwill and amortization of other non-current assets separately in the Consolidated Statements of Operations for the year ended December 31, 2002. The amounts reported in the fiscal years 2000 and 2001 financial statements have been reclassified to conform to the fiscal year 2002 financial statement presentation.

2.     Marketable Securities

      Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

	As of December 31, 2002

		Unrealized
	Cost	Gain	Market Value

	(U.S. dollars in thousands)
Commercial paper	$54,049	$—	$54,049
U.S. government agency securities	4,029	62	4,091

Total marketable securities	$58,078	$62	$58,140

	As of December 31, 2001

		Unrealized
	Cost	Gain	Market Value

	(U.S. dollars in thousands)
Commercial paper	$10,977	$4	$10,981
U.S. government agency securities	13,031	98	13,129

Total marketable securities	$24,008	$102	$24,110

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The change in unrealized gain (loss) included in net income (loss) is as follows:

	2002	2001	2000

	(U.S. dollars in thousands)
Unrealized gain (loss) at beginning of year	$102	$353	$(68)
Included in net income (loss) for the year	(40)	(251)	421

Unrealized gain at end of year	$62	$102	$353

3.     Investments

      Investments consist of equity securities and are stated at market value. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and any unrealized holding gains or losses are reported as a separate component of shareholders’ equity, as accumulated other comprehensive income (loss). During 2000, the Company sold over 75% of the investment made in 1999 and realized gains of $1,880,000 on these sales. The Company sold the remaining investment in 2001 and realized gains of $164,000. There were no purchases or sales of available-for-sale securities in 2002.

      The change in unrealized gain on investments is as follows:

	2002	2001	2000

	(U.S. dollars in thousands)
Unrealized gain at beginning of year	$—	$275	$11,526
Included in comprehensive loss for the year	—	(275)	(11,251)

Unrealized gain at end of year	$—	$—	$275

4.     Acquisitions

Netfish Technologies, Inc.

      In May 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued Ordinary Shares, 504,598 were held back by the Company in 2001 as a source of indemnification payments that may become due to the Company. If the Company made no claims for indemnification, 75% of the 504,598 Ordinary Shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 Ordinary Shares, or 126,150 shares, would be distributed in May 2003. In May 2002, the Company held back 142,045 Ordinary Shares to cover indemnification claims made by the Company. If the Company makes no new claims, 126,150 Ordinary Shares will be distributed in May 2003. The 142,045 Ordinary Shares held back by the Company could be distributed upon resolution of pending indemnification claims in an unfavorable manner to the Company. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

      The acquisition was accounted for using the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The total purchase price for Netfish consisted of 4,221,216 newly-issued Ordinary Shares at a fair market value of $55.00 per share, the fair value of 815,102 replacement options of IONA shares, and $30,885,000 in cash to pay Netfish’s related disposal expenses. The aggregate purchase price plus related direct acquisition costs and net liabilities assumed, less the amount allocated to deferred stock-based compensation expense, totaling $294,001,000 was allocated to the acquired assets and liabilities as follows:

(U.S. dollars
in thousands)

Goodwill	$265,701
In-process research and development	3,600
Completed technology	17,800
Assembled workforce	6,900

$294,001

      In 2001, the Company expensed $3,600,000 in respect of acquired in-process research and development, based upon an independent valuation of the current fair value of specifically identified Netfish research and development projects for which technological feasibility had not been established and for which alternative future uses did not exist. In estimating such current fair value, the estimated future after-tax cash flows attributable to the identified projects were considered, and were then discounted to present value utilizing discount rates commensurate with the risks of reaching technological feasibility, completing the in-process projects, and achieving estimated cash flows (the discount rate averaged 25%).

      The fair value of Netfish’s tangible assets at acquisition date was approximately $4,797,000 and its liabilities assumed totaled approximately $15,428,000. Until January 1, 2002, both other non-current assets and goodwill recorded in connection with the Netfish acquisition were amortized on a straight-line basis over their useful economic lives of four years. Upon adoption of SFAS 142 on January 1, 2002, goodwill are no longer amortized, as described in Note 1. On adoption, the Company reclassified the net carrying value of assembled workforce of $5,750,000 from other non-current assets to goodwill.

Object-Oriented Concepts, Inc.

      In February 2001, a wholly-owned subsidiary of IONA merged with and into Object-Oriented Concepts, Inc., a Delaware corporation (“OOC”), pursuant to which OOC became a wholly-owned subsidiary of IONA resulting in the issuance of 908,584 newly-issued Ordinary Shares and replacement options. Of the 730,453 newly issued Ordinary Shares, 262,129 were subject to return to the Company as a purchase price adjustment upon the failure to achieve certain performance targets. In 2001, 174,735 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved. In 2002, the remaining 87,394 ordinary shares were no longer subject to return to us and were recorded as additional purchase price. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

      The acquisition was accounted for using the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The total purchase price for OOC consisted of 730,453 newly-issued Ordinary Shares at a fair market value of $59.68, the fair value of 178,131 replacement options and $3,000,000 in cash. The aggregate purchase price plus related direct acquisition costs of $40,258,000, net of tangible assets acquired of $719,000 has been allocated to the acquired assets and liabilities as follows:

(U.S. dollars
in thousands)

Goodwill	$30,488
Completed technology	9,250
Assembled workforce	520

$40,258

      Certain of the performance targets applicable to the 262,129 newly issued Ordinary Shares subject to return were achieved in August 2001. Accordingly, the Company allocated $2,810,000 of additional purchase price to goodwill, representing the fair market value of 174,735 Ordinary Shares no longer subject to return, at the time these performance targets were achieved.

      In February 2002, the performance targets applicable to the remaining 87,394 newly-issued Ordinary Shares issued in connection with the acquisition of OOC and subject to return were achieved. Accordingly, the Company allocated $1,219,000 of additional purchase price to goodwill, representing the fair market value of 87,394 Ordinary Shares no longer subject to return, at the time these performance targets were achieved.

      The fair value of OOC’s tangible assets at acquisition date was approximately $1,400,000 and its liabilities assumed totaled approximately $700,000. Until January 1, 2002, both other non-current assets and goodwill recorded in connection with the OOC acquisition were initially being amortized on a straight-line basis over their useful economic lives of four years. Upon adoption of SFAS 142 on January 1, 2002, goodwill is no longer amortized as described in Note 1. On adoption, the Company reclassified the net carrying value of assembled workforce of $361,000 from other non-current assets to goodwill.

Software AG, Inc.

      In February 2001, IONA acquired the non-exclusive license rights to certain portions of Software AG, Inc.’s enterprise application integration technology for $10,000,000. The software had reached technological feasibility, and accordingly the cost had been capitalized and was being written off over its useful economic life of four years, in accordance with SFAS 86. As of January 1, 2002, the Company adopted the provisions of SFAS 142, which requires purchased technology to be measured for impairment in accordance with SFAS 144 as described in Note 1.

Genesis Development Corporation

      In June 2000, a wholly-owned subsidiary of IONA merged with and into Genesis Development Corporation, a Pennsylvania corporation (“Genesis”), pursuant to which Genesis became a wholly-owned subsidiary of IONA, resulting in the issuance of 331,744 newly-issued Ordinary Shares and 126,423 Ordinary Shares issuable upon assumed Genesis stock options. Of the 331,744 newly-issued Ordinary Shares, 176,156 Ordinary Shares were subject to return to IONA as a purchase price adjustment upon the failure to achieve certain performance targets. The contingency was resolved in May 2001. Accordingly, the Company allocated $6,518,000 of additional purchase price to goodwill, representing the fair market value of these 176,156 Ordinary Shares no longer subject to return, at the time the contingency was resolved.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

      The initial total purchase costs of $16,195,000, comprising the fair value of the shares issued not subject to relinquishment, the intrinsic value of the options issued and related costs, was allocated, based on their respective fair values, to other non-current assets (assembled workforce) of $1,238,000, goodwill of $14,026,000 and net assets acquired of $930,000. The fair value of Genesis’ assets at acquisition date was approximately $2,109,000 and its liabilities assumed totaled approximately $1,179,000. Until January 1, 2002, both other non-current assets and goodwill were being amortized on a straight-line basis over their useful economic lives of four years. Upon adoption of SFAS 142 on January 1, 2002 goodwill is no longer amortized, as described in Note 1. On adoption, the Company reclassified the net carrying value of assembled workforce of $791,000 from other non-current assets to goodwill.

Watershed Technologies, Inc.

      In February 2000, IONA purchased substantially all the assets of Watershed Technologies, Inc., a provider of XML— based tools and services for building standards-based business-to-business and business-to-consumer portals, for $13,318,000 . The costs have all been allocated to goodwill as the fair value of net assets acquired was approximately nil.

Aurora Technologies, Inc.

      On July 1, 1999, IONA acquired the outstanding shares of Aurora Technologies, Inc. for a consideration of $520,000 payable in cash and the issuance of 48,750 shares to certain individuals in two equal installments on the first and second anniversary of the acquisition, provided they remain employees of the Company at the anniversary dates. The value of these shares, $780,000, was accounted for as deferred stock-based compensation and was credited to additional paid in capital and charged to expense as stock compensation on a straight-line basis over the two year period in which the stock was issued. Stock compensation expense amounted to $194,000, $390,000 and $196,000 in 2001, 2000 and 1999, respectively. The acquisition was accounted for using the purchase method of accounting. Cash consideration of $510,000 has been allocated to goodwill as the fair value of the net assets acquired was approximately nil.

Pro Forma Disclosures

      The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the foregoing acquisitions had occurred on January 1, 2001 and January 1, 2000 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of 2001 and 2000 or of results which may occur in the future. The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other non-current assets, additional compensation expense on deferred stock-based compensation arising on

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the exchange of unvested options held by Netfish employees in exchange for unvested options granted by IONA, and the issuance of additional Ordinary Shares in connection with the acquisitions.

	Year Ended December 31,

	2001	2000

	(U.S. dollars in thousands,
	except for loss
	per share information)
Revenue	$184,471	$163,338
Loss before provision for income taxes*	(136,244)	(112,238)
Net loss	(135,804)	(115,408)
Basic and diluted net loss per Ordinary Share and per ADS	(5.31)	(4.46)

*	Acquired in-process research & development amounting to $3,600,000 is not included in the 2000 pro forma disclosures stated above due to its non-recurring nature.

5.     Restructuring

      During 2002, the Company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total accrued restructuring costs of $20,763,000 were recorded related to these initiatives.

      Accrued restructuring charges included approximately $12,251,000 representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide. Employee separation benefits included severance, medical and other benefits. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and professional services functions in the United States and Europe. In addition, the restructuring plans included costs totaling approximately $8,153,000 associated with the closure and consolidation of office space, principally in the United States and approximately $359,000 of other related costs. Cash outlays associated with restructuring plans initiated in the years ended December 31, 2002 and 2001 totaled approximately $11,933,000 during 2002, including approximately $9,280,000 in severance and related benefits paid to employees worldwide, $2,294,000 in facility closure costs of which approximately $744,000 related to restructuring plans initiated in 2001, and $359,000 in other costs.

      During 2001, the Company’s management and board of directors approved restructuring plans, which included initiatives to integrate the operations of recently acquired companies, consolidate duplicative facilities and reduce overhead. Total accrued restructuring costs of approximately $5,705,000 were recorded related to these initiatives and were comprised of approximately $3,700,000 representing the cost of involuntary employee separation benefits related to approximately 195 employees worldwide and $2,000,000 associated with the closure and consolidation of office space, principally in the United States.

      Amounts of restructuring costs remaining at December 31, 2002 of $10,196,000 (primarily amounts remaining in respect of accrued restructuring costs recorded in 2002) relate to remaining separation and facility closure and consolidation costs with all cash outlays expected to be completed by the end of 2006.

6.     Restricted Cash

      The Company has approximately $1,223,000 in restricted cash deposits, which relate primarily to annual renewable letter of credit facilities with Citizens Bank for the Waltham, Massachusetts, Santa Clara, California, and New York, New York leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, the identified amounts will be payable to the lessors.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.     Other Accrued Liabilities

      Other accrued liabilities consist of the following:

	As of December 31,

	2002	2001

	(U.S. dollars in
	thousands)
Restructuring (Note 5)	$10,196	$1,366
Income and other taxes payable	2,181	1,709
Other	7,809	10,942

Total other accrued liabilities	$20,186	$14,017

8.     Fair Value of Financial Instruments

      The carrying amount of cash and cash equivalents approximates fair value due to the short term maturities of these investments. The fair value of trading securities are based on quoted market prices at year end.

      The estimated fair value of the Company’s financial instruments are as follows:

	As of December 31,

	2002		2001

	(U.S. dollars in thousands)
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non Derivatives
Cash and cash equivalents	$22,287	$22,287	$28,509	$28,509
Restricted cash	1,223	1,223	1,078	1,078
Marketable securities—trading	58,140	58,140	24,110	24,110

      The carrying amounts in the table are included in the statements of financial position under the indicated captions.

9.     Operating Lease Commitments

      The Company leases office space under non-cancelable operating leases with various expiration dates through 2013. Rent expense under all operating leases was approximately $8,716,000, $10,190,000 and $6,251,000 in 2002, 2001 and 2000, respectively. Rental income under all operating subleases was approximately $1,088,000, $726,000 and $810,000 in 2002, 2001 and 2000, respectively. Future minimum lease payments under all operating leases as of December 31, 2002 are as follows (U.S. dollars in thousands):

Year ending December 31,
2003	$8,579
2004	7,523
2005	5,481
2006	2,992
2007	1,553
Thereafter	8,118

Total minimum lease payments	$34,246

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Total minimum lease rental income to be received under the operating sub-leases as of December 31, 2002 is approximately $895,000.

      The Company renewed its lease guarantee facility with the Bank of Ireland in 2002 for an additional year in the amount of €2,450,600 (approximately $2,569,000 at December 31, 2002), with an annual fee of 1.25%. This renewed facility has a stated termination date of one year from the date of issuance unless otherwise renewed; however, the guarantee may be renewed annually at the discretion of the Bank of Ireland.

10.     Other Non-Current Assets

      Other non-current assets consist of the following:

	As of December 31,

	2002	2001

	(U.S. dollars in
	thousands)
Purchased technology	$3,263	$53,764
Assembled workforce	—	8,658
Security deposits and other assets	1,289	853

Total other non-current assets	$4,552	$63,275
Accumulated amortization	(1,855)	(15,277)

Total other non-current assets, net	$2,697	$47,998

      Upon the adoption of SFAS 142 on January 1, 2002, the Company reclassified the net carrying amount of assembled workforce of $6,872,000 from other non-current assets to goodwill.

      In October 2002, in accordance with SFAS 142, the Company completed its assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by SFAS 144. The Company compared the estimated undiscounted cash flows for its purchased technology to the carrying value of the purchased technology. As a result of unfavorable market conditions, and changes in the Company’s product strategy, the Company recorded a non-cash impairment charge of $28,586,000, representing the amount by which the carrying value exceeded the fair value of purchased technologies, estimated by calculating its discounted cash flows.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.     Goodwill, Indefinite Lived Intangible, and Other Non-Current Assets

      Net income (loss) and net income (loss) per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill, is as follows:

	Years Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands,
	except per share data)
Reported net income (loss)	$(369,307)	$(83,500)	$14,165
SFAS No. 142 effect—Goodwill	—	61,403	4,973

Adjusted net income (loss)	$(369,307)	$(22,097)	$19,138
Reported basic net income (loss) per Ordinary Share and per ADS	$(11.58)	$(3.27)	$0.67
SFAS No. 142 effect—Goodwill	—	2.40	0.23

Adjusted basic net income (loss) per Ordinary Share and per ADS	$(11.58)	$(0.87)	$0.90
Reported diluted net income (loss) per Ordinary Share and per ADS	$(11.58)	$(3.27)	$0.60
SFAS No. 142 effect—Goodwill	—	2.40	0.21

Adjusted diluted net income (loss) per Ordinary Share and per ADS	$(11.58)	$(0.87)	$0.81

      Identifiable intangible assets comprise goodwill, which is not amortizable, and certain intangible other non-current assets, which are amortizable. Other non-current asset amortization for the years ended December 31, 2002, 2001 and 2000 was $10,115,000, $14,151,000 and $2,858,000, respectively. Other non-current asset amortization is estimated to be approximately $647,000 in 2003, $529,000 in 2004, $212,000 in 2005, $20,000 in 2006 and nil in 2007.

      Intangible assets are analyzed as follows:

	As of December 31, 2002				As of December 31, 2001

	Gross Carrying	Impairment	Accumulated		Gross Carrying	Accumulated
	Amount	Loss	Amortization	Net	Amount	Amortization	Net

	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Goodwill—non amortizable:
Goodwill	$343,248	$276,808	$66,440	—	$333,371	$64,654	$268,717
Other non-current assets—amortizable:
Purchased technology	53,944	28,586	23,950	1,408	53,764	13,491	40,273
Assembled workforce	—	—	—	—	8,658	1,786	6,872

	53,944	28,586	23,950	1,408	62,422	15,277	47,145

Total identifiable intangible assets	$397,192	$305,394	$90,390	$1,408	$395,793	$79,931	$315,862

      Upon the adoption of SFAS 142 on January 1, 2002, the Company reclassified the net carrying amount of assembled workforce of $6,872,000 from other non-current assets to goodwill.

      In 2002, the Company allocated approximately $1,219,000 of additional purchase price to goodwill in connection with the acquisition of Object Oriented Concepts, Inc. (“OOC”) upon the achievement of certain performance targets by OOC in accordance with the terms of the acquisition.

      In October 2002, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. Goodwill was tested for impairment, by comparing the fair value of the Company, as calculated based on IONA’s market capitalization as of October 1, 2002, to the carrying value of the Company, and then comparing the implied fair value of goodwill to the carrying

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value at that date. As a result of unfavorable market conditions and a decline in IONA’s market capitalization, the Company recorded a non-cash impairment charge of $276,808,000, equivalent to the carrying value of goodwill, which reduced the carrying value of goodwill to nil.

      In October 2002, in accordance with SFAS 142, the Company completed its assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by SFAS 144. Due to unfavorable market conditions and changes in the Company’s product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value resulting in the Company recording a non-cash impairment charge of $28,586,000.

      The Company’s assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc. and Software AG, including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. The Company recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc., and Software AG of approximately $4,461,000, $11,496,000 and $6,250,000 respectively. These impairment losses (reflected in the consolidated statements of operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition in 2002, as a result of changes in product strategy, in reaction to market conditions, which resulted in changes to the Company product suite and the elimination of certain other purchased technologies from the Company product suite, an impairment loss of approximately $6,379,000 was recorded, equivalent to the carrying values of these purchased technologies.

12.     Property and Equipment

      Property and equipment consists of the following:

	As of December 31,

	2002	2001

	(U.S. dollars in
	thousands)
Motor vehicles	$—	$20
Computer equipment	17,879	25,480
Office equipment	3,149	4,145
Furniture and fixtures	11,207	11,701

Total property and equipment	$32,235	$41,346
Accumulated depreciation	(19,248)	(22,557)

Total property and equipment, net	$12,987	$18,789

      During the year ended December 31, 2002, the Company recorded a $3,750,000 charge for the impairment of fixed assets and related costs, of which $1,600,000 was primarily attributable to the implementation of a new sales force automation system that replaced an existing system. The remainder of $2,150,000 relates to fixed assets no longer in use in 2002, resulting in the reduction of their net book value to nil. There was no impairment of fixed assets in 2001.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.     Redeemable Preference Shares and Shareholders’ Equity

      IONA’s authorized share capital is divided into Redeemable Preference Shares (“Preference Shares”) of €0.0025 par value per share and Ordinary Shares of €0.0025 par value per share.

      The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of IONA but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in IONA, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares. Upon winding up of IONA, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of IONA. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of IONA.

      Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish Company Law. Any dividends on the Ordinary Shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2002, 2001 and 2000, at the exchange rates in effect on those dates, were approximately nil, nil, and $28,000,000, respectively.

14.     Share Option Scheme

      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its stock options. Under APB 25, the Company has recognized compensation expense of $1,230,000, $1,780,000, and $404,000 during 2002, 2001 and 2000, respectively, for those instances in which the exercise prices of IONA’s stock options were less than the estimated market price of the underlying shares on the date of grant and for the stock compensation arising on the Aurora and Netfish acquisitions (Note 4).

      During 2001, IONA accelerated the vesting of stock options granted to certain employees whose employment was terminated. The Company recognized compensation expense of $233,000 in 2001 in accordance with the requirements of FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation.”

      IONA’s Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 Ordinary Shares to personnel. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant.

      During 1997, IONA’s Board of Directors and shareholders approved the 1997 Share Option Scheme which provides for the grant of share options to employees, consultants, directors and officers of the Company. The 1997 Share Option Scheme initially provided for the issuance of up to 2,250,000 of IONA’s Ordinary Shares. In 1998, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000. In 2000, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 8,900,000.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      In 2001, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the total combined voting power of IONA.

      During 1997, IONA’s Board of Directors and shareholders also approved the 1997 Director Share Option Scheme which provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of Ordinary Shares issuable under that scheme from 250,000 to 500,000 shares.

      In the fourth quarter of 2002, the Company made an offer to its employees, including executive officers other than the Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase IONA’s ordinary shares that had an exercise price of more than $3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who are employees of the Company on the date the new options are granted will be eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were canceled in November 2002. An additional 869,150 options were canceled without exchange. The Company intends to grant the new options, to purchase approximately 3,156,807 shares, on or after May 15, 2003. The new options will have an exercise price equal to the fair market value of IONA’s ordinary shares on the date of grant, as determined by the last reported sale price of IONA’s ordinary shares on the Nasdaq National Market on the trading day immediately prior to the grant date.

      A summary of IONA’s stock option activity, and related information for the years ended December 31, 2002, 2001 and 2000 follows:

	As of Year Ended December 31,

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding—beginning of period	7,465,061	$28.33	4,712,476	$34.16	3,311,966	$14.25
Granted	2,875,950	8.01	5,006,333	22.43	2,779,100	49.23
Forfeitures	(9,432,965)	23.58	(1,528,179)	35.19	(374,869)	19.94
Exercised	(87,052)	7.11	(725,569)	9.36	(1,003,721)	13.86

Outstanding—end of period	820,994	$14.57	7,465,061	$28.33	4,712,476	$34.16

Exercisable at end of period	339,889	20.55	1,926,650	$27.79	715,353	$17.77

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of Year Ended December 31,

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
	Fair	Average	Fair	Average	Fair	Average
	Value	Exercise Price	Value	Exercise Price	Value	Exercise Price

Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$6.58	$8.01	$21.12	$26.16	$40.31	$49.23
Weighted-average fair value of options granted during the year for options whose exercise price is less than the market price of the Ordinary Shares on the date of grant	—	—	$41.62	$7.92	—	—

      Exercise prices for options outstanding as of December 31, 2002 ranged from $0.32 to $79.88 per share. An analysis of options outstanding at December 31, 2002 is as follows.

		Weighted
		Average
	Number of	Remaining	Options
	Options	Contractual Life	Currently
Exercise Price	Outstanding	(in years)	Exercisable

Less than $5.00 per share	300,117	9.2	39,825
Greater than $5.00 per share and less than $15.00 per share	331,069	7.8	174,808
Greater than $15.00 per share and less than $25.00 per share	17,229	7.4	13,536
Greater than $25.00 per share and less than $37.50 per share	70,825	8.3	46,087
Greater than $37.50 per share and less than $50.00 per share	80,954	8.2	51,983
Greater than $50.00 per share and less than $62.50 per share	10,800	7.7	5,400
Greater than $62.50 per share	10,000	7.6	8,250

Total	820,994		339,889

15.     1999 Employee Share Purchase Plan

      In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. At December 31, 2002, 2001, and 2000, 497,402, 166,197, and 60,441 shares have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.     Net Income (Loss) Per Ordinary Share And ADS

      The following sets forth the computation of basic and diluted net income (loss) per Ordinary Share and ADS:

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands, except per
	share data)
Numerator:
Numerator for basic and diluted net income (loss) per Ordinary Share and ADS—income (loss) available to Ordinary Shareholders	$(369,307)	$(83,500)	$14,165

Denominator:
Denominator for basic earnings per share—weighted average Ordinary Shares and ADS	31,890	25,556	21,177
Effect of employee stock options	—	—	2,343

Denominator for diluted net income (loss) per Ordinary Share and ADS	31,890	25,556	23,520

Basic net income (loss) per Ordinary Share and ADS	$(11.58)	$(3.27)	$0.67

Diluted net income (loss) per Ordinary Share and ADS	$(11.58)	$(3.27)	$0.60

17.     Income Taxes

      Income (loss) before provision for (benefit of) income taxes consists of the following:

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands)
Ireland	$(361,284)	$(69,452)	$7,973
Rest of World	(6,480)	(14,616)	8,991

Total	$(367,764)	$(84,068)	$16,964

      The provision for (benefit of) income taxes consists of the following:

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands)
Current:
Ireland	$126	$(1,195)	$2,097
Rest of World	1,417	627	702

Total current	1,543	(568)	2,799
Deferred:
Ireland	—	—	—
Rest of World	—	—	—

Total deferred	—	—	—

Total provision for (benefit of) income taxes	$1,543	$(568)	$2,799

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The provision for (benefit of) income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands)
Income taxes (benefit) computed at the Irish statutory income tax rate of 16% for 2002, 20% for 2001 and 24% for 2000	$(58,842)	$(16,813)	$4,071
Income (loss) from Irish manufacturing operations (taxed at) benefited at lower rates	2,649	585	(982)
Operating losses not utilized	7,759	7,012	247
Income (loss) subject to different rates of tax	(1,803)	(3,467)	391
Income (loss) not subject to tax	(163)	(450)	(1,261)
Non-deductible expenses	51,920	12,540	1,351
Other individually immaterial items	23	25	32
Operating losses utilized	—	—	(1,050)

Total provision for (benefit of) income taxes	$1,543	$(568)	$2,799

      The effect on basic and diluted net income (loss) per Ordinary Share and per ADS of the Irish manufacturing operations being taxed at (benefited at) a lower rate than the Irish Statutory income tax rate was an increase in loss per share of $0.08 and $0.08 respectively for the year ended December 31, 2002 and an increase in net income per share of $0.02 and $0.02 respectively for the year ended December 31, 2001, and an increase in net income per share of $0.05 and $0.04 respectively for the year ended December 31, 2000.

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards	$41,690	$17,500	$685
Total deferred tax assets	41,690	17,500	685
Valuation allowance	(41,690)	(17,500)	(685)

Net deferred tax assets	$—	$—	$—

      The movement on the valuation allowance is as follows:

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands)
Balance at beginning of year	$17,500	$685	$1,735
Additions:
Charged to expense	7,759	7,012	—
Matching increase in tax value of disqualifying disposition	1,877	9,803	—
Related to preacquisition losses of Netfish	14,554	—	—
Deductions— credited to expense	—	—	1,050

Balance at end of year	$41,690	$17,500	$685

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      At December 31, 2002, the Company has a net operating loss carryforward of approximately $103.6 million, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, for U.S. federal income tax purposes which will expire in the tax years 2011 through 2022 if not previously utilized. Utilization of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

      At December 31, 2002, approximately $29.2 million of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as it is not expected that it will reverse. At December 31, 2002, $11.7 million of the valuation allowance related to disqualifying dispositions.

      At December 31, 2002, the Company also had net operating loss carryforwards totaling approximately $4.5 million for Irish income tax purposes which carry forward indefinitely.

      At December 31, 2002, the Company also had net operating loss carryforwards totaling approximately $2.0 million for Australian income tax purposes which carry forward indefinitely.

      The utilization of these net operating loss carryforwards is limited to the future profitable operation of the Company in the related tax jurisdictions in which such carryforwards arose. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

18.     Industry and Geographic Information

      Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has one reportable segment: enterprise infrastructure software. The Company also provides professional services, consisting of consulting and training, customer support of all its products, and, to a limited extent, product customization and enhancements.

      The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.

      The following is a summary of enterprise-wide geographic areas information:

Revenues from external customers, all attributable to foreign countries:

	Year Ended December 31,

	2002	2001	2000

	(U.S. dollars in thousands)
United States	$75,472	$119,698	$103,107
Other European Countries	33,696	42,357	39,552
Rest of World	14,062	18,649	10,404

Consolidated total	$123,230	$180,704	$153,063

      Revenues are attributed to countries based on the location of customers.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long Lived Assets:

	As of December 31,

	2002	2001	2000

Country of Domicile
Ireland	$8,213	$325,465	$42,628
Foreign Countries
United States	6,540	8,779	7,598
Cayman Islands	—	—	511
Rest of World	931	1,260	1,336

Consolidated total	$15,684	$335,504	$52,073

19.     Settlement of Litigation

      In March 2000, RSA Securities, Inc. (“RSA”) and the Massachusetts Institute of Technology filed suit against the Company alleging that the Company breached the terms of a patent license agreement between RSA and the Company. In June 2000, the Company and RSA entered into a confidential settlement agreement to settle all outstanding claims among the parties. Costs associated with the settlement of this litigation amounted to $1,350,000.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Deposit Agreement dated as of February 24, 1997, by and among IONA Technologies PLC, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York) and the holders from time to time of IONA’s American Depositary Shares (filed as Exhibit 4.2 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc.
4.12†	Non-Executive Directors Change in Control Plan

Exhibit No.	Description of Exhibit

4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Barry S. Morris, Daniel Demmer, Eric Newcomer, David James and Susan H. Alexander
4.14†	Change of Control Agreement dated March 17, 2003 by and among IONA Technologies, Inc., IONA Technologies PLC and Steven Fisch
8.1	Active Subsidiaries of IONA Technologies PLC
10.1	Consent of Ernst & Young
10.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Indicates a management contract or any compensatory plan, contract or arrangement.