Form 20-F
period 2003-12-31
IONA TECHNOLOGIES PLC
filed 2004-05-14
CIK 1032346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003	Commission File No. 0-29154

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

Indicate number of shares outstanding of each of the issuer’s classes of capital or common stock as of December 31, 2003:

33,713,760* Ordinary Shares, €0.0025 Par Value

* Excludes an aggregate of 291,947 ordinary shares issuable as of December 31, 2003 pursuant to contractual obligations of the registrant.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

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

      Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euro to dollars have been made at an exchange rate of 1.2597 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003.

      The terms Orbix® and IONA® used in this annual report are our registered trademarks. The term “ArtixTM” is our trademark. “CORBA®” is a registered trademark of the Object Management Group, Inc. in the United States and other countries. “J2EETM” is a trademark of Sun Microsystems, Inc. “Java Community ProcessSM” is a servicemark of Sun Microsystems, Inc. “JBoss®” is a registered trademark of JBoss, Inc. All other trademarks appearing in this annual report are the property of their respective holders.

      This annual report, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, sources of liquidity, markets and plans and objectives of management. Such statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such variation are discussed in Item 5 “Operating and Financial Review and Prospects,” Item 3.D. “Risk Factors” and our reports filed with the Securities and Exchange Commission.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not required.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

      The following selected consolidated financial data as of December 31, 2003 and 2002, and for each of the years ended December 31, 2003, 2002 and 2001, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The selected financial data as of December 31, 2001, 2000 and 1999 and for each of the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP.

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$35,737	$73,452	$118,178	$105,533	$71,265
Service revenue	38,453	49,778	62,526	47,530	34,175

Total revenue	74,190	123,230	180,704	153,063	105,440

Cost of revenue:
Cost of product revenue	527	1,685	3,190	3,457	2,389
Cost of service revenue	14,275	25,458	34,926	26,484	21,113

Total cost of revenue	14,802	27,143	38,116	29,941	23,502

Gross profit	59,388	96,087	142,588	123,122	81,938
Operating expenses:
In-process research and development	—	—	3,600	—	—
Research and development	27,134	38,256	40,260	26,906	21,195
Sales and marketing	41,500	72,888	88,419	63,669	43,794
General and administrative	10,270	13,252	15,318	12,046	10,454
Amortization of other non-current assets(1)	796	10,115	14,151	2,858	390
Amortization of goodwill(1)	—	—	61,403	4,973	64
Restructuring	20,525	20,763	5,705	—	—
Impairment of goodwill	—	276,808	—	—	—
Impairment of intangible assets and fixed assets	3,271	32,336	—	—	1,671
Settlement of litigation	—	—	—	1,350	—

Total operating expenses	103,496	464,418	228,856	111,802	77,568

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Income (loss) from operations	(44,108)	(368,331)	(86,268)	11,320	4,370
Interest income, net	483	1,069	2,504	4,116	2,556
Net exchange gain (loss)	337	(502)	(468)	(384)	(379)
Gain on sale of investment and other income	—	—	164	1,912	—

Income (loss) before provision for (benefit of) income taxes	(43,288)	(367,764)	(84,068)	16,964	6,547
Provision for (benefit of) income taxes	948	1,543	(568)	2,799	1,088

Net income (loss) available to Ordinary Shareholders	$(44,236)	$(369,307)	$(83,500)	$14,165	$5,459

Basic net income (loss) per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(3.27)	$0.67	$0.28

Shares used in computing basic net income (loss) per Ordinary Share and per ADS (in thousands)	33,335	31,890	25,556	21,177	19,797

Diluted net income (loss) per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(3.27)	$0.60	$0.26

Shares used in computing diluted net income (loss) per Ordinary Share and per ADS (in thousands)	33,335	31,890	25,556	23,520	21,224

(1)	Certain amounts reported in all prior periods have been reclassified to conform with the presentation in 2003.

	At December 31,

	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable securities	$56,649	$81,650	$53,697	$95,640	$70,183
Working capital	$30,417	$63,766	$40,262	$99,234	$77,841
Total assets	$90,038	$131,604	$437,698	$202,559	$144,342
Ordinary Shares (number)	34,006	32,835	27,817	21,990	20,451
Ordinary Share value (par value)	$94	$91	$80	$66	$63
Total shareholders’ equity	$33,112	$74,905	$375,766	$151,307	$111,721

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

      In addition, actual or threatened terrorist attacks, military actions and events or effects occurring in response to those developments may reduce the amount or delay the timing of capital expenditures by corporations for IT solutions. Accordingly, we cannot be assured that we will be able to increase or maintain our revenues.

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

      Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain non-recurring expenses attributable to the settlement of litigation, restructuring and impairment of goodwill, other non-current assets and fixed assets. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration and infrastructure solutions.

      We believe that there is an emerging demand for Web services and related integration and infrastructure solutions. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises using Web services for integration and service-oriented architectures. If the enterprise adoption of Web services for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

      The acceptance of our recently launched Artix family of products also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

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

We may be required to delay the recognition of revenue until future periods which could adversely impact our operating results.

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

We currently derive most of our revenue from a limited number of products.

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

Our inability to create and preserve relationships with software vendors, system integrators or other third parties that market and sell our products could reduce our revenues.

      Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These system integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and system integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

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

      We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business. Because of the international character of our business, we are subject to risks such as:

•	fluctuations in currency exchange rates;

•	political and economic conditions in various jurisdictions;

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	failure to enter into relationships with local resellers, system integrators or other third party vendors, or to introduce localized products;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles; and

•	differing laws affecting the enforceability of intellectual property rights and product liability.

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

      We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction of our software or inadequate protection of our proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

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

      To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to Nasdaq listing standards, we may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

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

Important Company Events and Company Takeovers

      In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.

Certain Investments

      During 2003, 2002 and 2001 we invested $1.2 million, $5.2 million and $5.4 million, respectively, for the purchase of furniture, fixtures and equipment, for further investment in our management information systems and for capital expenditures.

      During 2003, 2002 and 2001 we invested $0.1 million, $0.2 million and $15.5 million, respectively, in technology, which had reached technological feasibility. In addition, our research and development expenditures in 2003, 2002 and 2001 were approximately $27.1 million, $38.3 million, and $40.3 million, respectively.

B.	Business Overview

Overview

      IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

      IONA was founded in 1991 in Dublin, Ireland. We have a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. We have a proven record of technology leadership and continuous product improvement.

      We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide. On December 31, 2003, we employed more than 350 people in 22 offices worldwide.

Industry Background

      Large organizations have spent the last several decades investing in IT, seeking improved productivity and agility through business process automation. As they have invested in computing assets over time, few organizations have addressed how to make their various computing investments work well together or considered the architectural and technology choices that would make it easier to retire or replace assets. As a result, these organizations have a mix of applications and infrastructure technologies based on different programming languages, running on different operating systems on different hardware platforms and managed and mediated by various middleware technologies. Some of these systems are off-the-shelf applications acquired from commercial software vendors. Other systems are the product of in-house custom development. Many of the most critical systems remain in use long after their underlying technologies are succeeded by newer technologies.

      This mix of applications and technologies severely impedes an organization’s ability to compete. For example, telecommunication providers retain existing customers and attract new customers largely on their abilities to respond efficiently to market changes, to innovate around product offers and product bundles, to empower customers with self-service opportunities, and to provide responsive and effective customer service. All of these abilities are, at their core, driven by IT. A telecommunication provider who cannot make its IT investments work together in a timely fashion may be unable to respond to a new Federal Communications Commission regulation or a competitor’s offering.

      In the 1990s, as integration became a more pressing issue for large organizations, two solutions emerged. Enterprise Application Integration, or EAI, software promised to connect applications together by translating one system’s outputs so that another system would regard them as valid inputs. CORBA, an open industry standard, promised to make applications interoperable by exposing them as platform neutral services with interfaces based on a consensual standard.

      CORBA proved to be very popular for building and integrating systems where high performance, high transaction volumes, and high scalability were required, and for organizations with a long-term strategy for computing asset reuse and ongoing interoperability. For example, many of the world’s telephone network management systems are built on, and interoperate using, CORBA. A telephone call traverses numerous telephone network systems, interacting at extremely high speed with a number of billing applications, switches, and other systems, all integrated with CORBA.

      A growing number of organizations are now evaluating Web services technologies for their suitability as an integration solution. Descended from the World Wide Web, the most successful experiment in interoperability, Web services emanate from a collection of industry standards that specify how computer systems, or parts of systems, can be represented as business services. These standards also describe how data and transactions can be exchanged between computer systems, and how services can be discovered and identified.

      Web services hold the potential for giving computer systems ease of interaction by leveraging these worldwide standards for use in enterprise IT. As a result, large organizations, and integration solution vendors, are eager to exploit the potential of the Web services standards. Despite the relative immaturity of these standards, Web services allow applications to more easily interoperate and share data. Web services facilitate the implementation and management of dynamic business applications and systems in a less disruptive, less costly and faster manner than in existing integration solutions. Web services also allow organizations to broadly service-enable their IT assets in a systematic fashion. Service-oriented architecture, or SOA, describes an approach to building applications focused particularly on system integration and reuse of business functionality.

      Web services are naturally suited to SOAs. The architectural impact of Web services, coupled with their broad accessibility, make Web services intriguing to organizations using SOAs. These organizations tend to be large and sophisticated and demand enterprise-wide integration solutions. For organizations focused on using SOAs, simple interoperability is not enough. Integration projects require additional, sophisticated security, availability, reliability and management capabilities, among others. Web services standards address many of these advanced requirements.

IONA’s Opportunity

      Our opportunity is to provide standards-based solutions to organizations wanting to use Web services and other technologies to solve enterprise integration problems or to develop and deliver SOAs.

      We are a leader in Web services technology, with a history of delivering award-winning Web services-based integration products. We are also influential in the evolution of the Web services standards and how they relate to the delivery of enterprise integration capabilities. We also have a history of promoting SOAs. Our focus on SOAs is one of our core competencies. As more organizations deploy SOAs, we are well positioned to explain and deliver the benefits of an architectural approach to integration.

      We have a history of promoting large-scale, standards-based integration solutions for our customers. Our standards-based solutions allow our customers across a wide variety of industries to develop and deploy integration projects involving hundreds of systems, and tens of thousands of users.

      We have had an uncompromising commitment to industry standards since their inception. Our early support for CORBA was augmented by solutions built on later-evolving standards such as J2EE, XML and Web services. We are actively involved in industry organizations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards (OASIS), the TeleManagement Forum and the Web Services Interoperability Organization. IONA is a member of the Executive Committee of the Java Community Process (JCP) Program 2.0, an open community-based process to further develop and revise Java technology specifications.

      Our deep commitment to industry standards mitigates our customers’ risk of being locked into a proprietary solution from a single vendor. Therefore, our standards-based solutions provide our customers a lower total cost of ownership of software, developer training, implementation services, and ongoing support.

      Similarly, our demonstrated SOA expertise facilitates the connection of our customers’ IT assets to a common backbone which empowers our customers to leverage and reuse those existing assets. The best SOAs are based on standards, which insulate the customer’s integration investments from future changes in technology, products, selling channels and business processes. As other integration vendors announce their product visions around Web services and SOAs, our solutions are helping customers solve enterprise integration challenges with these technologies.

Strategy

      Our objective is to be the leading provider of standards-based enterprise integration solutions. To achieve this objective, we intend to pursue the following strategies:

•	Maintain Technological Leadership. We have a history of technological leadership and dedication to continuous product improvement. Our CORBA-based Orbix product family is the leading enterprise CORBA solution. Our Web services-based Artix product family continues the Orbix tradition by addressing the integration and mobile computing needs of large IT organizations through high performance, standards-based solutions. We will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards, we intend to facilitate the broad acceptance of our products. We may acquire businesses, products or technologies that we believe will enhance and expand our current product offerings.

•	Expand Our Customer Base, While Retaining Our Existing Customers. Many of our customers are large companies in a variety of industries that are deeply invested in both our products and our architectural approach to integration. The strategic importance of our products allows us, working with our partners, to develop strong relationships with our customers’ key technology decision makers. In addition, our strategic selling approach facilitates broad adoption of our products throughout a customer’s IT organization. All of these factors combine to represent an opportunity for us to continue to present new generations of technology solutions to our enterprise customers in the telecommunications, government and financial services industries. At the same time, the broader popularity of Web services gives us an opportunity to go outside of our traditional customer base to attract new customers with complex, costly and heterogeneous computing environments. We believe these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. We also believe these new customers will find our traditional architectural approach, combined with our new generation of Web services integration solutions, compelling and competitive.

•	Leverage and Expand Strategic Alliances. We understand that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to us. We are focused on leveraging our established relationships and forging new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have existing relationships with leading software and technology vendors, such as Business Objects, Hewlett-Packard and Manugistics, and global system integrators, such as BearingPoint, Computer Sciences Corporation (CSC) and EDS. We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market presence.

Products

      We offer two product families, Artix and Orbix. While our two product families are built upon different technology foundations, each promotes a SOA and standards-based approach to enterprise integration. In addition, both product families allow our customers to reduce the cost and complexity of enterprise IT and extend the life and value of IT investments.

     Artix

      We launched Artix in October 2003. Artix is our family of high-speed integration products built upon Web services standards. Artix is designed for organizations with complex and heterogeneous computing environments. These organizations use Artix to represent IT assets as Web services, making it easy to integrate these assets or to consolidate assets without disrupting operations.

      Artix makes Web services, a promising but relatively immature technology standard, immediately useful in an enterprise context. For example, Artix empowers organizations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organizations reuse existing middleware and application functionality to create secure, manageable Web services integration projects.

      Artix is available on a wide range of hardware and software platforms including many variants of Unix as well as Microsoft platforms. Artix Mainframe is a mainframe-based version of Artix that gives organizations’ the ability to Web service enable IBM’s Information Management Service, or IMS, and Customer Information Control System, or CICS, applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organizations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.

      Artix Mobile is a Web services-based process integration broker that improves mobile workers’ productivity by allowing them to work with enterprise applications and data regardless of their Internet connectivity. Artix Mobile transparently detects network connections—wired or wireless—and transparently and securely synchronizes data and documents between the mobile user’s computer and enterprise applications.

     Orbix

      Orbix is our original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.

      Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing their proprietary application interfaces with standards-based interfaces; to build new, service-oriented systems in Java or C++; to extend the value of mainframe assets by exposing them as services; and to non-intrusively augment existing systems with new functionality.

      Like Artix, Orbix meets the needs of enterprise IT organizations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing, and fault tolerance.

Services

      We provide a variety of support and consulting services to our customers. Our professional services personnel provide our customers, partners and internal field organizations with educational services, as well as product and architectural consulting services. These personnel are senior technologists, with substantial expertise in leading integration and development technologies, including CORBA, J2EE and XML. Our customer support personnel are dedicated to the ongoing support and maintenance of our products. In addition to telephone-based and on-site product support, we also provide customers with a self-help support option in the form of a comprehensive online database of technical information and advice.

      Our customers are encouraged to purchase annualized customer support agreements. Most product support is provided through a combination of telephone and e-mail support from our Dublin, Ireland headquarters and our U.S. subsidiary’s office in Waltham, Massachusetts. Our original equipment manufacturers, value-added resellers and independent software vendors depend on our customer service team to provide backup for the front-line support that these vendors provide to their customers.

      As of December 31, 2003, our services organization was comprised of 62 employees.

     JBoss

      The JBoss Group markets the industry’s leading open-source J2EE application server, JBoss. Through our strategic alliance with the JBoss Group, we provide enterprise-level JBoss users with J2EE consulting, training, and support services. Our services and our history as a provider of enterprise J2EE products, help JBoss users integrate the JBoss platform into complex, heterogeneous, mission-critical environments.

Product Development

      Our technology and products have traditionally been the result of internal development by our engineers and strategic acquisitions. Product development is concentrated primarily in our Dublin, Ireland headquarters and our U.S. subsidiary’s offices in Waltham, Massachusetts. Our product management organization collaborates with our marketing and sales organizations to increase sales of products and to develop customer and indirect sales relationships.

      As of December 31, 2003, we had 123 employees dedicated to research and development. Our research and development expenditures in 2003, 2002 and 2001 were approximately $27.1 million, $38.3 million, and $40.3 million, representing 36.6%, 31.0%, and 22.3% of total revenue in 2003, 2002 and 2001, respectively. We expect to continue investing significant resources in research and development in the future.

Customers

      Since our inception, we have licensed, directly or indirectly, our products to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. The following is a selected list of customers across some of our targeted industries:

Financial	Telecom	Government

ABN AMRO	BellSouth	U.S. Dept. of Energy
Credit Suisse Group	Con Edison Communications	Lombardia Informatica
JPMorgan Chase	Ericsson	U.S. Dept. of Transportation
Lehman Brothers	Nokia	N.A.S.A.
Winterthur Insurance	Omnitel	U.S. Environmental Protection Agency

      No customer accounted for more than ten percent of our total revenue in 2003, 2002 or 2001.

      We derive a significant amount of our total revenue from customers located outside the United States. Total revenue from customers located outside the United States were approximately 48.3%, 38.8%, and 33.8% of total revenue for 2003, 2002 and 2001, respectively. We expect revenue from customers located outside the United States to continue to represent a significant percentage of our total revenue for the foreseeable future.

Sales and Marketing

      We market our products and services through our marketing and direct sales organizations and through indirect channels including software vendors, system integrators, original equipment manufacturers, and value-added resellers. As of December 31, 2003, our sales and marketing organization consisted of 115 professionals.

      Our direct sales force consists of account managers and field and telesales personnel, complemented by technical pre-sales and high-level product specialists who are available for customer visits. Our sales force and executive team maintain relationships with customers’ senior management for large-scale projects. Our sales force also maintains contact at the developer level to understand and serve the developer’s requirements.

      Our sales organization is divided into three geographical regions: the Americas, Asia-Pacific and Europe/Middle East/Africa. In addition, we dedicate members of our sales force to developing strategic relationships with our indirect channel partners.

      Our indirect distribution channels include leading software vendors, such as Business Objects and Manugistics; global system integrators, such as BearingPoint and Accenture; leading original equipment manufacturers, such as Intel and Hewlett-Packard; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.

      Our marketing teams execute global marketing programs designed to create demand for our products and services. We rely on a variety of marketing programs for demand creation, including trade shows, limited duration evaluation software, direct marketing communications, Web casts, public relations, product literature and collateral, trade advertising, and a corporate Web site.

Competition

      Our sector of the software industry is very dynamic and very competitive. The growing industry enthusiasm for Web services has increased competition levels as consumers begin to appreciate the potential value of Web services and Web services technology providers.

      We compete with a variety of software vendors, including established providers of broad infrastructure platforms, new and narrowly focused software companies, and even shareware and freeware providers. In some cases, these vendors’ offerings are narrowly defined and compete with our products in a limited set of features or problems. Other vendors target roughly the same range of IT problems as we do. Still others have broad infrastructural offerings that compete with our products in specific scenarios.

      We compete against:

•	Enterprise application infrastructure providers;

•	Enterprise application integration software vendors; and

•	Web services integration companies.

      We believe that the principal competitive factors that affect the market for our products include:

•	Potential customers’ perception of our market leadership in a demanding and fast-moving technology environment;

•	Our continued conformity to industry standards, and customers’ ongoing preference for standards-based products;

•	Breadth of product offerings;

•	Product features and functionality;

•	Product ease-of-adoption and ease-of-use;

•	Product quality;

•	Our customer service and support;

•	Security, reliability, availability and other enterprise qualities of service;

•	Product and service pricing;

•	Our reputation and financial viability.

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

      While we generally use negotiated, signed license agreements or shrink-wrap type licenses to restrict copying and use of our software products, we do not generally embed mechanisms in our software to prevent unauthorized use or copying of our software. We do not rely significantly on patents or other registered intellectual property rights to protect our software. We also have a number of U.S. and international patent and trademark applications pending. Because shrink-wrap type licenses are not signed by licensees, they may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which our products may be sold may not protect proprietary rights to the same extent as the laws of the United States and Ireland.

      We license from time to time technologies and products from third parties for incorporation in our products.

      We generally enter into confidentiality agreements with our employees and consultants, and limit access to, and distribution of, our proprietary information to customers and potential customers.

Employees

      As of December 31, 2003, we had 353 full-time employees, with 166 based in the Americas, 151 based in Europe/Middle East/Africa and 36 based in Asia-Pacific. These employees include 123 in product development and management, 62 in services, 18 in marketing, 97 in sales and 53 in finance and administration. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.

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

      IONA Technologies PLC has 31 direct and indirect subsidiaries, of which two are significant—IONA Technologies, Inc. (IONA U.S.), incorporated in Delaware and IONA Technologies Finance (IONA Finance), incorporated in the Cayman Islands. IONA U.S. and IONA Finance are wholly-owned by IONA Technologies PLC.

D.	Property, Plants and Equipment

      Our headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring on July 31, 2023, subject to our right to terminate the lease on July 31, 2013. As of December 31, 2003, we occupied 23,397 square feet of the office space and sublet approximately 18,280 square feet with the remainder deemed idle. The principal U.S. office of our wholly-owned subsidiary, IONA Technologies, Inc., is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 65,500 square feet of office space, under a lease expiring in 2006, subject to our right to renew for an additional term of five years expiring in 2011. As of December 31, 2003, we occupied approximately 30,718 square feet and sublet approximately 28,782 square feet with the remainder deemed idle. In addition, our wholly-owned subsidiaries maintain offices in Colorado, Virginia, Newfoundland (Canada), Frankfurt (Germany), Milan, Paris, and Tokyo. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We do not expect in the near future to move to new, or expand into additional, facilities. However, in the event of any such move or expansion there could be a material adverse effect on our business, financial condition and results of operation or a disruption in the development or marketing of products. For more information, please see Item 3.D. “Risk Factors.”

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements for the periods specified and associated notes included in Item 3.A. “Selected Financial Data.” The following discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things ,our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost reduction efforts; the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. Further reference should be made to Item 3.D. “Risk Factors.”

A.	Operating Results

Overview

      IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

      Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.

      Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. No single customer accounted for more than 10% of total revenue in 2003, 2002, or 2001.

      To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that our other products will increasingly contribute to our revenue. We market our product and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

      Our total revenue was approximately $74.2 million in 2003, $123.2 million in 2002 and $180.7 million in 2001. Total revenue from customers located outside the United States was approximately $35.9 million, or 48.3% of total revenue, in 2003, $47.8 million, or 38.8% of total revenue, in 2002 and $61.0 million, or 33.8% of total revenue, in 2001. As a percentage of total revenue, product revenue was approximately 48.2% in 2003, 59.6% in 2002 and 65.4% in 2001.

      Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue was approximately 98.5%, 97.7% and 97.3% in 2003, 2002 and 2001, respectively. Service gross margins as a percentage of service revenue was approximately 62.9%, 48.9% and 44.1% in 2003, 2002 and 2001, respectively. The increase in service gross margin from 2002 to 2003 was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates.

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

Impact of Acquisitions

      In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.

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

      In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), in October 2002, we completed our assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Due to unfavorable market conditions and changes in our product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value resulting in the recording of a non-cash impairment charge of $28,586,000.

      Our assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc. and Software AG, including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. We recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc., and Software AG of approximately $4,461,000, $11,496,000 and $6,250,000 respectively. These impairment losses (reflected in the consolidated statement of operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition in 2002, as a result of changes in product strategy, in reaction to market conditions, which resulted in changes to our product suite and the elimination of certain other purchased technologies from our product suite, an impairment loss of approximately $6,379,000 was recorded, equivalent to the carrying values of these purchased technologies.

Critical Accounting Policies and Estimates

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue Recognition;

•	Allowances for Doubtful Accounts;

•	Restructuring Charge;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets; and

•	Foreign Currency.

      In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

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

      For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

      We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

      While most of our arrangements include payment terms of less than one year, we have, in the past, provided payment terms of more than one year to credit worthy customers. We had established a history of collection, without concessions, on these receivables with payment terms that extended beyond one year. Provided all other revenue recognition criteria had been met, we recognized license revenue for these arrangements upon delivery.

      We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.

      We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.

      Revenue for consulting services is generally recognized on a time and material basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

Restructuring Charge

      During 2003, 2002 and 2001, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities.

      We were required to make certain estimates and assumptions in assessing the operating lease charges arising from a reduction in facility requirements. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

      These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.

Allowances for Doubtful Accounts

      We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform analyses, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our statement of operations.

Legal Contingencies

      We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

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

      We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply the deferred tax balance. As of December 31, 2003, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such a determination was made.

      In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions for income taxes have been made.

Impairment of Other Non-Current Assets

      Other Non-Current Assets represents costs of technology acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized to the statement of operations over the period during which benefits are expected to accrue, currently estimated at four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

      Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Such impairment loss is measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.

Foreign Currency

      The U.S. dollar is the functional currency for the Company. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2003, 2002 or 2001.

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

Results of Operations

      The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,

	2003	2002	2001

Revenue:
Product revenue	48.2%	59.6%	65.4%
Service revenue	51.8	40.4	34.6

Total revenue	100.0	100.0	100.0

Cost of revenue:
Cost of product revenue	0.7	1.4	1.8
Cost of service revenue	19.3	20.6	19.3

Total cost of revenue	20.0	22.0	21.1

Gross profit	80.0	78.0	78.9
Operating expenses:
In-process research and development	—	—	2.0
Research and development	36.6	31.0	22.3
Sales and marketing	55.9	59.1	48.9
General and administrative	13.8	10.8	8.5
Amortization of other non-current assets	1.1	8.2	7.8
Amortization of goodwill	—	—	34.0
Restructuring	27.7	16.9	3.1
Impairment of goodwill	—	224.6	—
Impairment of intangible assets and fixed assets	4.4	26.3	—

Total operating expenses	139.5	376.9	126.6

Loss from operations	(59.5)	(298.9)	(47.7)
Interest income, net	0.7	0.9	1.4
Net exchange gain (loss)	0.5	(0.4)	(0.3)
Gain on sale of investment and other income	—	—	0.1

Loss before provision for (benefit of) income taxes	(58.3)	(298.4)	(46.5)
Provision for (benefit of) income taxes	1.3	1.3	(0.3)

Net Loss	(59.6)%	(299.7)%	(46.2)%

Gross profit:
Product (as a percentage of product revenue)	98.5%	97.7%	97.3%
Service (as a percentage of service revenue)	62.9%	48.9%	44.1%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total Revenue

      Total revenue decreased by 39.8% to $74.2 million in 2003 from $123.2 million in 2002. Total revenue from customers located outside of the United States represented 48.3% of total revenue in 2003 and 38.8% of total revenue in 2002, or $35.9 million and $47.8 million, respectively. The total number of revenue transactions over $250,000 decreased from 84 in 2002 to 62 in 2003, and there was a corresponding decrease in average deal size from approximately $53,000 to $51,000. No customer accounted for more than 10% of our total revenues in 2003 or 2002.

      Product Revenue. Product revenue decreased by 51.3% to $35.7 million in 2003 from $73.5 million in 2002. The decrease in product revenue was attributable to decreased sales of our products, resulting from the effects of the macroeconomic climate’s continuing impact on IT spending and the software market as a whole.

      Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 22.8% to $38.5 million in 2003 from $49.8 million in 2002. The decrease in service revenue was principally due to the effects of the macroeconomic climate’s continuing impact on IT spending and the software market as a whole, which resulted in a decrease in demand for consultancy services.

Cost of Revenue

      Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.5 million, resulting in a product gross margin of 98.5%, in 2003 compared to $1.7 million, resulting in a product gross margin of 97.7%, in 2002. The increase in product gross margin was primarily attributable to shipping and material efficiencies and lower third-party royalty expenses due to a decrease in the proportion of products sold that contain third-party software embedded with our software product offerings.

      Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $14.3 million, resulting in a service gross margin of 62.9%, in 2003 compared to $25.5 million, resulting in a service gross margin of 48.9%, in 2002. The increase in service gross margin was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates. The number of service personnel decreased from 102 in 2002 to 62 in 2003.

Operating Expenses

      Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $27.1 million, or 36.6% of total revenue, in 2003 compared to $38.3 million, or 31.0% of total revenue, in 2002. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in “Restructuring”) with the increase in research and development expenses as a percentage of total revenue due to declining revenues. The number of research and development personnel decreased from 197 in 2002 to 123 in 2003. We expect that research and development expenses will decrease in dollar amount in 2004 as we realize the full year effect from the reduction in personnel and other cost reductions from our restructuring plans implemented in 2003.

      Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $41.5 million, or 55.9% of total revenue, in 2003 compared to $72.9 million, or 59.1% of total revenue, in 2002. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in “Restructuring”), in addition to a decrease in promotional and public relations activities of approximately $4.3 million, as well as a decrease in sales commissions of approximately $3.0 million that resulted from lower license revenue during 2003. The number of sales and marketing personnel decreased from 234 in 2002 to 115 in 2003. We expect that sales and marketing expenses will decrease in dollar amount in 2004 as we realize the full year effect from the reduction in personnel and other cost reductions from our restructuring plans implemented in 2003.

      General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $10.3 million, or 13.8% of total revenue, in 2003 compared to $13.3 million, or 10.8% of total revenue, in 2002. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in “Restructuring”) with the increase in general and administrative expenses as a percentage of total revenue due to declining revenues. The number of general and administrative personnel decreased from 95 in 2002 to 53 in 2003. We expect that general and administrative expenses will decrease in dollar amount in 2004 as we realize the full year effect from the reduction in personnel and other cost reductions from our restructuring plans implemented in 2003, as well as a reduction in professional fees and liability insurance premiums.

      Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility. Effective January 1, 2002, we adopted SFAS 142, which changed the accounting for goodwill and intangible assets with indefinite lives, but required intangible assets such as purchased technologies to continue to be amortized over their useful economic lives. Upon adoption of SFAS 142 in January 2002, the net carrying amount of assembled workforce of $6.9 million was reclassified from other non-current assets to goodwill. SFAS 142 requires intangible assets that are amortizable to be reviewed for impairment in accordance with SFAS 144.

      In October 2002, and again in October 2003, we completed our assessment of the carrying value of purchased technologies and the relevant impairment tests as required by SFAS 144. This assessment resulted in a non-cash impairment charge of $28,586,000 and $80,000 in 2002 and 2003, respectively, representing the amount by which the carrying value exceeded the fair value of purchased technologies.

      Amortization of other non-current assets was $0.8 million, or 1.1% of total revenue in 2003, compared to $10.1 million, or 8.2% of total revenue in 2002. The decrease in amortization of other non-current assets is primarily attributable to the reduction in the carrying value of purchased technologies resulting from the impairment charge recorded in October 2002. Other non-current assets are amortized on a straight-line basis over 4 years.

      Restructuring. In 2003, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.5 million were recorded related to these initiatives. Restructuring expenses included approximately $11.0 million representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies. In addition, the restructuring plans included costs totaling approximately $9.5 million associated with the closure and consolidation of office space, principally in the United States and Ireland. Cash outlays associated with restructuring plans initiated in 2003, 2002 and 2001 totaled approximately $16.8 million during 2003, including approximately $11.2 million in severance and related benefits paid to employees worldwide and $5.6 million in facility closure costs.

      In 2002, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.8 million were recorded related to these initiatives. Restructuring expenses included approximately $12.3 million representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and professional services functions in the United States and Europe. In addition, the restructuring plans included costs totaling approximately $8.1 million associated with the closure and consolidation of office space, principally in the United States and approximately $0.4 million of other related costs. Cash outlays associated with restructuring plans initiated in 2002 and 2001 totaled approximately $11.2 million during 2002, including approximately $9.3 million in severance and related benefits paid to employees worldwide, $1.5 million in facility closure costs and $0.4 million in other costs.

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

      Impairment of Intangible Assets and Fixed Assets. In 2003, we recorded a $3.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, which we identified as indicators of impairment under SFAS 144, we recorded a non-cash impairment charge of $0.1 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.2 million charge for the fixed assets and related costs, for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

      In 2002, we recorded a $32.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, we recorded a non-cash impairment charge of $28.6 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.7 million charge for the fixed assets and related costs of which $1.6 million was primarily attributable to our implementation of a new sales force automation system that replaced an existing system. The remainder of the write-offs relate to fixed assets no longer in use in 2002, resulting in the reduction of their net book value to nil.

Loss from Operations

      We generated an operating loss of $44.1 million, or 59.5% of total revenue, in 2003 compared to an operating loss of $368.3 million, or 298.9% of total revenue, in 2002. The operating loss in 2003 and 2002 reflects the decrease in total revenue primarily as a result of general economic conditions affecting the software market as a whole, the non-cash impairment loss of $3.3 million and $309.1 million, and restructuring charge of $20.5 million and $20.8 million incurred in each of the two years.

Other Income, Net

      Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.5 million in 2003 compared to $1.1 million in 2002. The decrease in interest income, net was due primarily to lower average balances held in these accounts and lower interest rates realized during 2003.

      Net exchange gain was $0.3 million in 2003 compared to a net exchange loss of $0.5 million in 2002. The net exchange gain for 2003 was primarily due to the weakening of the U.S. dollar against the yen.

      There were no sales of investments in 2003 or 2002.

Income Taxes

      Income taxes were $0.9 million in 2003 compared to $1.5 million in 2002. See “Factors Affecting Future Results—If our effective tax rate increases, our business and financial results would be adversely impacted.”

      At December 31, 2003, we had a net operating loss carryforward of approximately $105.4 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2023 if not previously utilized. At

December 31, 2003, we also had net operating loss carryforwards of approximately $105.9 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total Revenue

      Total revenue decreased by 31.8% to $123.2 million in 2002 from $180.7 million in 2001. Total revenue from customers located outside the United States represented 38.8% of total revenue in 2002 and 33.8% of total revenue in 2001, or $47.8 million and $61.0 million, respectively. No customer accounted for more than 10% of our total revenues in 2002 or 2001.

      Product Revenue. Product revenue decreased by 37.8% to $73.5 million in 2002 from $118.2 million in 2001. The decrease in product revenue was primarily attributable to decreased sales of our products as a result of general economic conditions affecting the software market as a whole.

      Service Revenue. Service revenue decreased by 20.4% to $49.8 million in 2002 from $62.5 million in 2001. The decrease in service revenue was principally due to general economic conditions affecting the software market as a whole as well as decreased consulting revenue resulting from our efforts to develop and leverage our relationships with system integrators.

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

      Sales and Marketing. Sales and marketing expenses were $72.9 million, or 59.1% of total revenue, in 2002 compared to $88.4 million, or 48.9% of total revenue, in 2001. The decrease in sales and marketing expenses in dollar amount was primarily the result of compensation expense related to revenue, cost reduction measures and restructuring plans implemented by management in 2002 (as described below in “Restructuring”) with the increase in sales and marketing expenses as a percentage of total revenue due to declining revenues.

      General and Administrative. General and administrative expenses were $13.3 million, or 10.8% of total revenue, in 2002 compared to $15.3 million, or 8.5% of total revenue, in 2001. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 (as described below in “Restructuring”) with the increase in general and administrative expenses as a percentage of total revenue due to declining revenues.

      Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by IONA, which have reached technological feasibility. Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other intangible assets in accordance with SFAS 142, which changed the accounting for goodwill and intangible assets with indefinite lives, but required intangible assets such as purchased technologies to continue to be amortized over their useful economic lives. Upon adoption of SFAS 142 in January 2002, the net carrying amount of assembled workforce of $6.9 million was reclassified from other non-current assets to goodwill. SFAS 142 requires intangible assets that are amortizable to be reviewed for impairment in accordance with Financial Accounting Standards Board Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

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

      Amortization of Goodwill. Amortization of goodwill, including assembled workforce, arose from acquisitions in previous years. Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other intangible assets in accordance with SFAS 142. Upon adoption of SFAS 142, the net carrying amount of assembled workforce of $6.9 million was reclassified from other non-current assets to goodwill. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS 142. Amortization of goodwill was nil in 2002 compared to $61.4 million or 34.0% of total revenue in 2001, as a result of the adoption of SFAS 142 on January 1, 2002.

      Restructuring. In 2002, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.8 million were recorded related to these initiatives. Restructuring expenses included approximately $12.3 million representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and professional services functions in the United States and Europe. In addition, the restructuring plans included costs totaling approximately $8.1 million associated with the closure and consolidation of office space, principally in the United States and approximately $0.4 million of other related costs. Cash outlays associated with restructuring plans initiated in 2002 and 2001 totaled approximately $11.2 million during 2002, including approximately $9.3 million in severance and related benefits paid to employees worldwide, $1.5 million in facility closure costs and $0.4 million in other costs.

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

      Impairment of Intangible Assets and Fixed Assets. In 2002, we recorded a $32.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, which we identified as indicators of impairment under SFAS 144, we recorded a non-cash impairment charge of $28.6 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.7 million charge for the fixed assets and related costs of which $1.6 million was primarily attributable to our implementation of a new sales force automation system that replaced an existing system. The remainder of the write-offs relate to fixed assets no longer in use in 2002, resulting in the reduction of their net book value to nil. No impairment of intangible assets or fixed assets occurred in 2001.

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

Other Income, Net

      Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $1.1 million in 2002 compared to $2.5 million in 2001. The decrease in interest income, net was due primarily to declining interest rates during 2002.

      Net exchange loss was $0.5 million in 2002 compared to $0.5 million in 2001. The net exchange loss for 2002 was primarily due to the weakness of the dollar against the euro.

      Gain on sale of investment and other income was $0.2 million in 2001, as a result of the sale of the remaining shares of our investment in a publicly-owned company in 2001. There were no sales of investments in 2002.

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

      At December 31, 2002, we had a net operating loss carryforward of approximately $104.5 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2022 if not previously utilized. At December 31, 2002, we also had net operating loss carryforwards of approximately $64.0 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely. At December 31, 2001, we had a net operating loss carryforward of approximately $95.6 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition. At December 31, 2001, we had a net operating loss carryforward of approximately $2.0 million for Australian tax purposes, which carries forward indefinitely.

     Exposure to Currency Fluctuations

      Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange gain of $0.3 million in 2003 and an exchange loss of $0.5 million in 2002. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 11 “Quantitative and Qualitative Disclosure About Market Risk.” We had no derivative or hedging transactions in 2003.

B.	Liquidity and Capital Resources

      At December 31, 2003, we had cash and cash equivalents, restricted cash, and marketable securities of $56.6 million, representing a decrease of $25.0 million from December 31, 2002.

      Net cash used in operating activities was $3.4 million in 2003 and $66.8 million in 2002, compared to net cash provided by operating activities of $38.1 million in 2001. The decrease in cash used in operating activities from 2002 to 2003 reflects primarily decreases in net loss, accounts receivable, prepaid expenses and other assets, and the sale of marketable securities, and an increase in restricted cash and other accrued liabilities relating to restructuring charges, partially offset by a decrease in deferred revenue. The increase in cash used in operating activities from 2001 to 2002 reflects primarily increases in net loss and the purchase of marketable securities, and a decrease in deferred revenue, partially offset by a decrease in accounts receivable and non-cash impairment charges.

      As of December 31, 2003, we had approximately $3.7 million of irrevocable letters of credit outstanding in connection with facility leases and the satisfaction of amounts owed to a previous landlord, of which approximately $0.7 million renews annually for the duration of the lease terms, which expire in July 2006 and May 2007 and $3.0 million is payable upon demand. The investments pledged for security of the letters of credit are presented as restricted cash in the consolidated balance sheets.

      To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.

      Net cash used in investing activities was $1.2 million, $5.4 million and $54.4 million in 2003, 2002 and 2001, respectively. The decrease from 2002 to 2003 related primarily to a decrease in capital investments. The decrease from 2001 to 2002 related primarily in $33.9 million of cash used in 2001 to acquire Netfish Technologies, Inc. and Object Oriented Concepts, Inc. and $15.5 million of cash used in 2001 for technology purchases for technology that had reached technological feasibility. We expect capital expenditures in fiscal 2004 to remain flat.

      Net cash provided by financing activities was $2.2 million, $66.0 million and $7.6 million in 2003, 2002, and 2001, respectively. In 2003, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock

Purchase Plan. In 2002, net cash provided by financing activities resulted primarily from the proceeds from the completion of our public offering in February 2002 of $63.4 million and $2.6 million from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan. In 2001, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan.

      We are obligated to make average lease payments of approximately $2.5 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $1.8 million per year through 2006 with respect to our U.S. subsidiary’s Waltham, Massachusetts facility; approximately $0.4 million per year through 2006 with respect to our U.S. subsidiary’s San Mateo, California facility; approximately $0.2 million per year through 2004 with respect to our U.S. subsidiary’s Reston, Virginia facility; approximately $0.2 million per year through 2007 with respect to our New York, New York facility; approximately $0.2 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.1 million in 2004 with respect to our Tokyo, Japan facility; approximately $0.1 million per year through 2005 with respect to our McLean, Virginia facility; and less than $0.1 million per year through 2009 (subject to an option to exit in 2004) with respect to our Frankfurt, Germany facility.

      As of December 31, 2003, future minimum lease payments under contractual operating lease obligations includes approximately $11.0 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the consolidated balance sheets.

      At December 31, 2003 and 2002 we had $52.9 million and $80.4 million in cash, cash equivalents and marketable securities, respectively. We anticipate our operating expenses to remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.

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

      The total amount spent in the last three years on IONA-sponsored research and development activities is $105.7 million excluding intangible assets and in-process research and development. Of that amount, $27.1 million was spent in 2003, $38.3 million was spent in 2002 and $40.3 million was spent in 2001.

D.	Trend Information

      For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. “Operating Results” and 5.B. “Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

      Not Applicable.

F.	Tabular Disclosure of Contractual Obligations

      We lease office space under non-cancelable operating leases with various expiration dates through 2013. Future minimum lease payments under all operating leases as of December 31, 2003 are as follows:

	Payment Due by period

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(U.S. dollars in thousands)
Operating Lease Obligations	$34,974	$6,648	$10,357	$5,801	$12,168

      As of December 31, 2003, approximately $11,040,000 of the $34,974,000 contractual operating lease obligations have been accrued as a result of our restructuring plans in 2003, 2002, and 2001.

      As of December 31, 2003, approximately $2,864,000 of contractual severance obligations have been accrued as a result of our restructuring plans in 2003 and 2002.

G.	Safe Harbor

      The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended applies to forward-looking information provided pursuant to Item 5.F above.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

      The names of our executive officers and directors as of April 30, 2004, and certain biographical information furnished by them, are set forth below.

Name	Age	Position

Kevin Melia†‡	56	Chairman of the Board
Christopher J. Horn+	47	Chief Executive Officer and Director
Peter M. Zotto+	59	Chief Operating Officer
Daniel Demmer+	39	Chief Financial Officer
Eric Newcomer+	49	Chief Technology Officer
Sean Baker	45	Chief Scientific Officer and Director
Christopher M. Mirabile+	37	General Counsel and Secretary
William Burgess†	57	Non-Executive Director
John Conroy†‡	44	Non-Executive Director
Ivor Kenny*‡	74	Non-Executive Director
James D. Maikranz*	57	Non-Executive Director
Francesco Violante*	53	Non-Executive Director

†	Member of Audit Committee

*	Member of Compensation Committee

‡	Member of Nominating and Corporate Governance Committee

+	Designated as an executive officer of IONA by the Board of Directors in November 2003.

      Kevin Melia has served as our Chairman of the Board since May 2003. Mr. Melia served as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of eircom PLC, Lightbridge, Inc., Manugistics Group, Inc., and RadiSys Corp.

      Christopher J. Horn has served as our Chief Executive Officer since May 2003. Dr. Horn has served as an executive director since May 2003. Dr. Horn served as our Chairman of the Board since our inception through May 2003. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA’s Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn is Chairman of the Irish Management Institute (IMI) in Dublin and serves as a director for the charitable organization UNICEF Ireland. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

      Peter M. Zotto has served as our Chief Operating Officer since October 2003. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as president of Claright from April 2001 through October 2003. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including Workstations General Manager and Vice President, EMEA Sales and Marketing. Mr. Zotto holds a B.A. in Political Science from the University of New Hampshire and is a graduate of the Executive Management Program at Harvard Business School.

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

      Eric Newcomer has served as Chief Technology Officer of IONA since April 2002. From November 1999 to March 2002, he served as our Vice President of Engineering, Web Services Integration Products. Before joining IONA, Mr. Newcomer was a Senior Member of Technical Staff and Manager of the COM+ Expertise Center, Enterprise Application Server Engineering, NT Program Office, at Digital Equipment Corporation/ Compaq Computer from October 1997 to October 1999. Mr. Newcomer is a member of the XML Protocols and Web Services Architecture working groups at the W3C and IONA’s Advisory Committee representative to UDDI.org. Mr. Newcomer is the author of Understanding Web Services published in May 2002 by Addison Wesley, co-author of Principles of Transaction Processing published in January 1997 by Morgan Kaufman and the author of numerous whitepapers and articles. Mr. Newcomer received his B.A. in American Studies from Antioch College, with a minor in computer science.

      Sean Baker has served as our Chief Scientific Officer since May 2003. Dr. Baker has served as an executive director since March 1991. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000, as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001, and as our Chief Corporate Scientist from September 2001 though May 2003. Dr. Baker currently serves as a director of Telekinesys Research Limited. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

      Christopher M. Mirabile has served as our General Counsel and Secretary since September 2003. Mr. Mirabile served as our Senior Counsel from 1997 to 2000 and as our Corporate Counsel from 2000 until 2003. Prior to joining IONA, Mr. Mirabile was a lawyer in the business practice group at Testa, Hurwitz & Thibeault, LLP of Boston, Massachusetts. Before beginning his legal practice, Mr. Mirabile was a management consultant with Price Waterhouse’s Strategic Consulting Group. Mr. Mirabile received his J.D. from Boston College Law School and his B.A. from Colgate University.

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

      James D. Maikranz has served as a non-executive director since July 2001. Mr. Maikranz served J.D. Edwards, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards, Mr. Maikranz served SAP, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, an oil and gas industry firm, and Info Services, a provider of HR software applications. Mr. Maikranz was a founder and member of the Board of Directors of Chaptec Company and Splash Pond. Mr. Maikranz has also been an advisory board member for I2 and is currently on the board of directors for Servigisitcs, Inc., Recruitsoft, Inc., and DataSynapse, Inc.

      Francesco Violante has served as a non-executive director since May 2001. Mr. Violante served as Regional Vice President of EDS Europe from October 2000 to May 2003. Since May 2003, Mr. Violante has served as Managing Director of SITA, Inc., a global airline reservation systems company, and prior to that as Senior Vice President from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia from September 1998 to October 1999. Mr. Violante has also held numerous executive management positions at Compaq Europe and Digital Equipment Corporation.

B.     Compensation

      The following table sets forth information concerning the aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group for the fiscal year ended December 31, 2003:

Long-Term Compensation

			Number of	Pension Retirement
	Salary and		Securities Underlying	and
	Fees($)	Bonus($)	Options(#)	Similar Benefits($)

All directors and executive officers as a group (16 persons)	$2,028,961	$168,097	1,252,460	$69,092

      The following table sets forth information concerning total compensation earned by or paid to our directors for the fiscal year ended December 31, 2003:

			Director’s
Name	Salary	Bonus	Fees	Total

Kevin Melia	—	—	$129,000	$129,000
Christopher J. Horn	$180,298	$—	$71,958	$252,256
Barry S. Morris(1)	$142,816	$—	—	$142,816
Sean Baker	$136,673	$8,847	—	$145,520
William Burgess	—	—	$48,000	$48,000
John Conroy	—	—	$57,000	$57,000
Ivor Kenny	—	—	$66,000	$66,000
James D. Maikranz	—	—	$51,000	$51,000
Francesco Violante	—	—	$54,000	$54,000

(1)	Mr. Morris resigned as our Chief Executive Officer and a Director in May 2003. In addition to the compensation Mr. Morris received in 2003 (set forth in the table above), he is entitled to receive severance in an aggregate amount of $370,370 which is payable in equal quarterly installments during 2003 and 2004.

      In 2003, Dr. Horn, who served as our non-executive Chairman until May 2003, received special remuneration of $59,979 for serving as Chairman of the Board. Also in 2003, Mr. Melia, who has served as our non-executive Chairman of the Board since May 2003, also received special remuneration in 2003 in the amount of $63,000 for his service as the Chairman of the Board. In addition, each non-executive director received fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. Each committee chairman received $3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of $12,000 per person. Each committee member (other than the chairmen) received $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.

      The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2003.

	Number of Options	Exercise
	To Purchase Ordinary	Price Per
Name	Shares Granted(1)	Share	Expiration Date

Kevin Melia	103,000	$3.16-4.76	2013
Christopher J. Horn	—	—	—
Barry S. Morris(2)	322,191	$1.99	2004
Peter M. Zotto	300,000	$3.00	2013
Steven Fisch(3)	—	$—	—
Daniel Demmer	205,350	$1.99-2.20	2013
Eric Newcomer	89,632	$1.99-2.20	2013
Sean Baker	59,700	$1.99-2.20	2013
David James(4)	147,683	$1.99	2004
Christopher M. Mirabile	72,361	$1.99-2.68	2013
Susan H. Alexander(5)	160,000	$1.99	2003
William Burgess	30,000	$3.27	2013
John Conroy	21,000	$3.16	2013
Ivor Kenny	3,000	$3.16	2013
James D. Maikranz	3,000	$3.16	2013
Francesco Violante	3,000	$3.16	2013

(1)	Includes options to purchase our ordinary shares that were granted pursuant to the option exchange program, or, in the case of Mr. Morris, by agreement with us. For more information about the option exchange program please see Item 6.E. “Share Ownership.”

(2)	Mr. Morris resigned as our Chief Executive Officer and Director in May 2003.

(3)	Mr. Fisch resigned as our Chief Operating Officer in May 2003.

(4)	Mr. James resigned as our Executive Vice President, Corporate Development in May 2003.

(5)	Ms. Alexander resigned as our General Counsel and Secretary in September 2003.

      All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes and of arrangements for future grants of options to our executive officers, please see Item 6.E. “Share Ownership.”

C.	Board Practices

      The following table sets forth certain information concerning our directors and executive officers as of December 31, 2003.

			Termination/Renewal
Name	Office(s) Held	Commencement of Office	Date of Office(1)

Kevin Melia	Non-Executive Director	May 1994	2005
	Chairman	May 2003	Not applicable
Christopher J. Horn	Non-Executive Director	March 1991	May 2003
	Chairman	May 2000	May 2003
	Director	May 2003	2006
	Chief Executive Officer	May 2003	Not applicable
Peter M. Zotto	Chief Operating Officer	October 2003	Not applicable
Daniel Demmer	Chief Financial Officer	May 2000	Not applicable
Eric Newcomer	Chief Technology Officer	April 2002	Not applicable
Sean Baker	Director	March 1991	2005
	Chief Corporate Scientist	September 2001	May 2003
	Chief Scientific Officer	May 2003	Not applicable
Christopher M. Mirabile	General Counsel and Secretary	September 2003	Not applicable
William Burgess	Non-Executive Director	January 2003	2006
John Conroy	Non-Executive Director	May 2001	2006
Ivor Kenny	Non-Executive Director	August 1999	2004
James D. Maikranz	Non-Executive Director	July 2001	2005
Francesco Violante	Non-Executive Director	May 2001	2004

(1)	Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed. In November 2003, our Board of Directors redesignated our executive officers to include only those individuals listed in Item 6.A. above.

      We have not entered into any service agreements with our non-executive directors. We pay each non-executive director (other than the non-executive Chairman of the Board of Directors) fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. In addition, we pay each committee chairman $3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of $12,000 per person. We pay each committee member (other than the chairmen) $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. We pay our non-executive Chairman of the Board of Directors $3,000 per month and $3,000 per meeting attended for which he served as Chairman, subject to an annual maximum of $72,000. In addition, we pay our non-executive Chairman of the Board annual special remuneration of $84,000 for serving as Chairman of the Board of Directors.

      In February 2003, our Board of Directors adopted the Non-Executive Directors Change in Control Plan, a copy of which is filed as Exhibit 4.12 to our annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference. Under this plan, if there is a change in control of IONA, all of the unvested stock options held by our non-executive directors will vest and our non-executive directors will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever are higher.

      The executive directors each have contracts of employment. For more information concerning benefits provided to our executive officers upon termination of employment, please see Item 10.C. “Material Contracts.”

Board Committees

      Audit Committee. The Audit Committee oversees our accounting and financial reporting process and the audits of our financial statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. During the fiscal year ended December 31, 2003, the Audit Committee was composed of Mr. Conroy, Dr. Kenny and Mr. Melia. Mr. Melia served as Chairman of the Audit Committee. In February 2004, the Board elected new members of the Audit Committee and adopted a new charter, a copy of which is an exhibit to this annual report. As of February 2004, the Audit Committee is composed of Mr. Conroy, Mr. Melia, and Mr. Burgess. Mr. Burgess serves as Chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for us and reviews the scope and results of our audit and its costs, effectiveness and the adequacy of the internal financial and accounting controls.

      Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee consults the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive directors and has access to professional advice inside and outside the Company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our Executive Share Option Scheme and our 1997 Share Option Scheme and administration of our 1997 Director Share Option Scheme and 1999 Employee Share Purchase Plan. During the fiscal year ended December 31, 2003, the Compensation Committee was composed of Dr. Kenny, Mr. Melia and Mr. Violante. Dr. Kenny served as Chairman of the Compensation Committee. The Board elected new members of the Compensation Committee in February 2004 and adopted amendments to the Compensation Committee Charter in April 2004. As of February 2004, the Compensation Committee is composed of Dr. Kenny, Mr. Maikranz, and Mr. Violante. Dr. Kenny continues to serve as Chairman of the Compensation Committee.

      Nominating and Corporate Governance Committee. In March 2004, the Board of Directors changed the Nominating Committee into the Nominating and Corporate Governance Committee and adopted a new charter, a copy of which is an exhibit to this annual report. The Nominating and Corporate Governance Committee reviews the composition, size and organization of the Board of Directors and makes recommendations to the Board of Directors with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct at least annually and monitors compliance with the Code of Business Conduct. For the period of January 2003 through May 2003, the Nominating Committee was composed of the Chairman of the Board, who served as the Chairman of the Committee, two (2) non-executive directors, and our then Chief Executive Officer, who served ex officio. The members of the Nominating Committee during this period were Dr. Horn, Mr. Maikranz, Mr. Conroy and Mr. Morris (ex officio). Dr. Horn served as Chairman of the Nominating Committee. For the remaining portion of the fiscal year ended December 31, 2003, the Nominating Committee was composed of Dr. Horn, Mr. Maikranz and Mr. Conroy. Dr. Horn continued to serve as Chairman of the Nominating Committee. In February 2004, the Board elected new members of the Nominating Committee. The current members of the Nominating and Corporate Governance Committee are Mr. Melia, Dr. Kenny and Mr. Conroy. Mr. Melia serves as Chairman of the Nominating and Corporate Governance Committee.

D.     Employees

      For a discussion regarding our employees, please see Item 4.B. “Business Overview—Employees.”

      The following table sets forth information concerning the number of persons employed by us at the end of each of our last three fiscal years:

	As of December 31,

	2003	2002	2001

Product Development and Management	123	197	244
Services	62	102	176
Marketing	18	25	48
Sales	97	209	317
Finance and Administration	53	95	122

Total	353	628	907

E.     Share Ownership

      The following table sets forth certain information as of April 30, 2004 concerning the share ownership and outstanding share options of those individuals serving as directors and executive officers during the fiscal year ended December 31, 2003.

	Number of		Number of
	Ordinary	Percentage of	Ordinary Shares
	Shares	Outstanding	Which May be	Range of
	Beneficially	Ordinary	Acquired Under	Exercise Price	Expiration Date
Name	Owned	Shares(1)	Option Schemes	of Options	of Options

Kevin Melia	24,444	*	163,250	$2.25-74.50	2009-2013
Christopher J. Horn	2,278,414	6.66%	1,126	$0.50-18.75	2006-2009
Barry S. Morris(2)	3,624	*	—	$—	—
Peter M. Zotto	—	—	300,000	$3.00	2013
Steven Fisch(3)	—	—	—	$—	—
Daniel Demmer	—	—	205,113	$1.99-7.33	2013-2014
Eric Newcomer	5,234	*	119,632	$1.99-7.33	2013-2014
Sean Baker	1,170,885	3.42%	75,626	$0.50-7.33	2006-2013
David James(4)	21,710	*	—	$—	—
Christopher M. Mirabile	200	*	92,101	$1.99-7.33	2013-2014
Susan H. Alexander(5)	—	—	—	$—	—
John Conroy	13,000	*	54,000	$2.25-43.15	2011-2013
Ivor Kenny	8,000	*	53,334	$2.25-74.50	2009-2013
James Maikranz	—	—	36,000	$2.25-33.80	2011-2013
Francesco Violante	—	—	36,000	$2.25-43.15	2011-2013
William Burgess	—	—	30,000	$3.27	2013

*	Represents less than 1% of outstanding ordinary shares.

(1)	The percentage of outstanding ordinary shares is based on 34,223,199 ordinary shares outstanding as of April 30, 2004, which excludes an aggregate of up to 291,947 ordinary shares issuable as of April 30, 2004 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled.

(2)	Mr. Morris resigned as our Chief Executive Officer and Director in May 2003.

(3)	Mr. Fisch resigned as our Chief Operating Officer in May 2003.

(4)	Mr. James resigned as our Executive Vice President, Corporate Development in May 2003.

(5)	Ms. Alexander resigned as our General Counsel and Secretary in September 2003.

Exchange Offer

      In the fourth quarter of 2002, we made an offer to our employees, including executive officers other than our then Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase our ordinary shares that had an exercise price of more than $3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on May 15, 2003. Only those participants in the option exchange who were employees of IONA on May 15, 2003 were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were canceled in November 2002. An additional 869,150 options were canceled without exchange. We granted new options to purchase 3,156,807 shares on May 15, 2003. The new options have an exercise price equal to $1.99 per share (the fair market value of our ordinary shares on the date of grant, as determined by the last reported sale price of our ordinary shares on the Nasdaq National Market on the trading day immediately prior to the grant date).

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

      As of December 31, 2003, an aggregate of 69,311 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.

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

      As of December 31, 2003, an aggregate of 10,375,706 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

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

      Under the 1997 Director Share Option Scheme, each of our directors who is not also one of our employees or officers will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to our Board of Directors. In addition, each non-employee director will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of our Board of Directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase ordinary shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 ordinary shares on his first election to our Board of Directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on our Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of IONA. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2003, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

Genesis Development Corporation 1997 Stock Option Plan

      In connection with our 2000 acquisition of Genesis Development Corporation (Genesis), all of the outstanding stock options under the Genesis Development Corporation 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2003, an aggregate of 35,053 of our ordinary shares remained reserved for issuance upon exercise of these converted Genesis stock options. We do not intend to grant any more options under the Genesis 1997 Stock Option Plan.

Object-Oriented Concepts, Inc. Stock Option Plan

      In connection with our 2001 acquisition of Object-Oriented Concepts, Inc. (OOC), all of the outstanding stock options under the Object-Oriented Concepts, Inc. Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2003, an aggregate of 35,682 of our ordinary shares remained reserved for issuance upon exercise of these converted OOC stock options. We do not intend to grant any more options under the OOC Stock Option Plan.

Netfish Technologies, Inc. 1999 Stock Option Plan

      In connection with our 2001 acquisition of Netfish Technologies, Inc. (Netfish), all of the outstanding stock options under the Netfish Technologies, Inc. 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2003, an aggregate of 485,117 of our ordinary shares remained reserved for issuance upon exercise of these converted Netfish stock options. An aggregate of 518,536 shares were available for future grant or issuance under Netfish 1999 Stock Option Plan as of December 31, 2003. We do not intend to grant any more options under the Netfish 1999 Stock Option Plan.

1999 Employee Share Purchase Plan

      In 1999, we established a qualified Employee Share Purchase Plan. Our Board of Directors and shareholders approved in 2003 an amendment to the 1999 Employee Share Purchase Plan to increase the number of our ordinary shares issuable under the plan to 2,000,000. All of our employees and employees of our participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to IONA. An employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2003, 823,221 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

      The following table sets forth, as of April 30, 2004, the number of ordinary shares owned by all shareholders who we know to own beneficially more than five percent (5%) of our ordinary shares.

      In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004 among us, the depositary and the holders and beneficial owners of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, issued thereunder. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission. As of April 30, 2004, the nominee holder of the depositary was the holder of record of 28,547,967 ADSs representing the 28,547,967 ordinary shares deposited under the deposit agreement.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 34,223,199 ordinary shares outstanding as of April 30, 2004, which excludes an aggregate of up to 291,947 ordinary shares issuable as of April 30, 2004 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of April 30, 2004 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder’s name.

	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Christopher J. Horn(1)	2,339,540	6.8%
Mellon Financial Corporation(2)	2,135,000	6.2%
Schroder Investment Management International Ltd.(3)	3,341,440	9.8%
Gartmore Investment Limited(4)	2,338,733	6.8%

(1)	Includes 1,126 ordinary shares subject to outstanding share options that are exercisable within the 60-day period following April 30, 2004.

(2)	Mellon Financial Corporation filed a Schedule 13G on February 4, 2004, in which Mellon Financial Corporation reported that its direct and indirect subsidiaries beneficially owned an aggregate of 2,135,000 ADRs as of December 31, 2003.

(3)	Schroder Investments Management International Ltd. filed a Schedule 13G on February 13, 2004, in which Schroder Investments Management International Ltd. reported that it beneficially owned an aggregate of 3,341,440 ADRs as of December 31, 2003.

(4)	Gartmore Investment Limited reported to us on May 3, 2004 that it and its affiliates, Gartmore Fund Managers and Gartmore Global Partners, beneficially owned an aggregate of 2,338,733 ADRs as of April 29, 2004.

      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

      Our major shareholders do not have different voting rights.

      As of April 30, 2004, 0.2% of our ordinary shares are held of record in ordinary share form by 38 U.S. holders, excluding up to 291,947 ordinary shares issuable as of April 30, 2004 to the former Netfish shareholders.

B.	Related Party Transactions

      For information concerning fees we paid to our directors in 2003, please see Item 6.B. “Compensation.” For information concerning fees that we currently pay to our non-executive directors for their service in their capacity as directors, please see Item 6.C. “Board Practices.” For information concerning agreements with our executive officers, please see Item 10.C. “Material Contracts.”

      In August 2003, we entered into a consulting agreement with a company called Claright, founded by Mr. Zotto, our Chief Operating Officer. Under this agreement, Mr. Zotto, prior to his becoming an employee of IONA, was hired through Claright to provide marketing and related consulting services to IONA. The consulting arrangement was terminated in October 2003, prior to Mr. Zotto being hired as our Chief Operating Officer. We paid Claright fees in the amount of $101,750 for such services.

      In July 2003, we engaged K Capital Source Limited (K Capital) to provide us with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of our directors, Dr. Ivor Kenny. Under our agreement with K Capital, we pay $40,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2003.

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

      No significant change has occurred since December 31, 2003.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information

      Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. By virtue of such listing being a secondary listing, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions receive the approval of shareholders. For further information, shareholders should consult their own financial advisors. The following table sets forth the high and low sales prices of our ordinary shares for the fiscal years, the fiscal quarters and the months indicated:

	High	Low

Year Ended December 31, 1999	€50.75	€11.70
Year Ended December 31, 2000	€106.00	€40.64
Year Ended December 31, 2001	€73.50	€8.30
Year Ended December 31, 2002	€29.75	€1.70
Year Ended December 31, 2003	€4.95	€1.27
Year Ended December 31, 2002
First Quarter	€29.75	€15.50
Second Quarter	€19.20	€5.10
Third Quarter	€5.90	€1.75
Fourth Quarter	€3.50	€1.70
Year Ended December 31, 2003
First Quarter	€3.15	€1.80
Second Quarter	€2.15	€1.27
Third Quarter	€3.00	€1.80
Fourth Quarter	€4.95	€2.20
Year Ended December 31, 2004
First Quarter	€7.54	€4.17
Month Ended
November 2003	€4.50	€3.70
December 2003	€4.95	€3.85
January 2004	€6.20	€4.17
February 2004	€6.00	€5.12
March 2004	€7.54	€5.70
April 2004	€7.50	€4.92

      Our American Depositary Receipts (ADRs), evidencing American Depositary Shares (ADSs), which represent ordinary shares deposited with the Depositary under the Deposit Agreement dated as of April 26, 2004 among IONA, Deutsche Bank Trust Company Americas and the holders from time to time of ADRs, have been traded in the United States on the Nasdaq National Market (Nasdaq) since our initial public offering on February 25, 1997. Currently, our ADRs are trading under the symbol “IONA.” Deutsche Bank Trust Company Americas serves as Depositary for our ADRs. Currently, each ADR evidences one ADS and each ADS represents one ordinary share. The following table sets forth the high and low sales prices of our ADRs for the fiscal years, the fiscal quarters and the months indicated:

	High	Low

Year Ended December 31, 1999	$55.25	$12.13
Year Ended December 31, 2000	$102.00	$38.00
Year Ended December 31, 2001	$66.44	$6.90
Year Ended December 31, 2002	$27.14	$1.65
Year Ended December 31, 2003	$5.90	$1.23
Year Ended December 31, 2002
First Quarter	$66.44	$25.25
Second Quarter	$17.11	$5.00
Third Quarter	$5.61	$1.65
Fourth Quarter	$3.464	$1.67
Year Ended December 31, 2003
First Quarter	$3.44	$1.97
Second Quarter	$2.65	$1.23
Third Quarter	$3.542	$2.00
Fourth Quarter	$5.90	$2.40
Year Ended December 31, 2004
First Quarter	$9.46	$5.01
Month Ended
November 2003	$5.38	$4.22
December 2003	$5.90	$4.61
January 2004	$8.00	$5.01
February 2004	$7.545	$6.48
March 2004	$9.46	$6.08
April 2004	$9.19	$5.28

B.	Plan of Distribution

      Not required.

C.	Markets

      Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. Our ADRs have been traded in the United States on Nasdaq since our initial public offering on February 25, 1997.

D.	Selling Shareholders

      Not required.

E.	Dilution

      Not required.

F.	Expenses of the Issue

      Not required.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

      Not required.

B.	Memorandum and Articles of Association

      Our Memorandum of Association, as amended, filed as Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-6396) and our Restated Articles of Association, as amended, filed as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-11384) are incorporated herein by reference. In addition, we incorporate by reference the “Description of Share Capital” included in our Registration Statement on Form F-3 (File No. 333-81212). The Transfer Agent and Registrar for our ordinary shares is Computershare Investor Services (Ireland) Limited, Ireland. The Transfer Agent and Registrar for our ADRs is Deutsche Bank Trust Company Americas.

C.	Material Contracts

      We have entered into Change in Control Agreements with each of our executive officers, the form of which is filed as Exhibit 4.13 to our annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference. Under each of these agreements, if there is a change in control of IONA and the surviving company does not assume IONA’s stock option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested stock options will vest. In addition, if the executive officer’s employment is terminated (1) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (2) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested stock options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change of control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.

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

      The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADRs, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfers with respect to funds, financial assets or economic resources belonging to: certain persons or entities associated Osama bin Laden, the al-Qaeda network and the Taliban of Afghanistan; certain persons related to governmental functions in Burma/Myanmar; senior members of the Zimbabwean government; Slobodan Milosevic and the persons associated with Slobodan Milosevic; any person, entity or body listed in EC Counter Terrorism measures (Article 1 of Council Decision 2002/974/EC); or any imports from, exports to or the provision of non-financial services which promote the economy of Iraq unless permission for the transfer has been given by the Central Bank of Ireland.

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

      Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2003, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

      Irish Holders that have unutilized capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realized on the disposal of the ordinary shares or ADSs.

      An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

      Where disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than euro must be translated at the date of acquisition into euro amounts.

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

Capital Acquisitions Tax

      A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT). CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. CAT is generally payable by the recipient of the gift or inheritance. Gifts or inheritances between spouses are not subject to Irish CAT. Effective January 1, 2003, gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances. Where a charge to CGT and CAT arises on the same event, CAT payable on the event can be reduced by the amount of the CGT payable.

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

      Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ADR system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS/ADR system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of €12.50.

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

      Special DWT arrangements may be available to U.S. Holders of ADSs evidenced by ADRs, as the Depositary for the ADSs (Deutsche Bank Trust Company Americas, the depositary under the Deposit Agreement dated as of April 26, 2004 among IONA, Deutsche Bank Trust Company Americas and the holders from time to time of ADSs issued thereunder) has entered into an intermediary agreement with the Irish Revenue Commissioners for DWT purposes. Under such an agreement, it is possible for the Depositary to receive dividends from us and pass such dividends onto U.S. Holders of ADSs on a gross basis, without DWT, if either:

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

      Effective January 1, 2003, gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances.

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

Certain U.S. Federal Income Tax Considerations

      The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended (the Code), current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. In particular, numerous provisions of current U.S. federal income tax law (including certain tax rates referred to herein) are scheduled to change in future years, without further legislative action, as a result of “sunset” provisions included as part of legislation passed in 2001 and 2003. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

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

Dividends

      We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under “Foreign Investment Company” and “Passive Foreign Investment Company,” if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income as dividend the gross amount (i.e., including the amount of any Irish tax withheld) of the distributions, on the date the distributions are received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Under new U.S. tax rules, distributions by certain qualified foreign corporations are eligible for a new reduced federal income tax rate. Qualified foreign corporations include foreign corporations that are “eligible for benefits” under a “comprehensive income tax treaty” that the Internal Revenue Service determines is satisfactory. Distributions from foreign corporations also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States. Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15%, provided that the shares or ADSs with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company or a foreign personal holding company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

Sale, Exchange or Other Disposition

      Subject to the discussion below under “Foreign Investment Company” and “Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

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

      In general, a personal holding company is currently taxed at a rate of 15% on its undistributed personal holding company income, which is generally calculated based on the corporation’s taxable income, after making certain adjustments. We cannot provide any assurance that either test has not been and will not be satisfied because it is difficult to make accurate predictions of future income and the amount of our shares an individual will actually or constructively own.

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

      If a corporation is classified as a foreign personal holding company, a portion of its undistributed foreign personal holding company income, as defined for U.S. federal income tax purposes, is imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation’s taxable year, or, if earlier, the last day on which it is treated as a foreign personal holding company. The imputed income is taxable at ordinary income rates as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their ordinary shares or ADSs before that date generally would not be subject to U.S. federal income tax under these rules. We cannot provide any assurance that we have not been and will not be classified as a foreign personal holding company because it is difficult to make accurate predictions of future income and the amount of our shares a U.S. citizen or resident will actually or constructively own.

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

      In general, if a corporation is classified as a foreign investment company at any time during the period a U.S. Holder holds the corporation’s stock, any gain from the sale or exchange of stock in that corporation by the U.S. Holder will be taxable as ordinary income to the extent of the U.S. Holder’s ratable share of the corporation’s accumulated earnings and profits. We cannot provide assurance that we have not been and will not be classified a foreign investment company because it is difficult to make accurate predictions of the amount of our capital stock U.S. Holders will directly or indirectly own.

Passive Foreign Investment Company

      In general, a foreign corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of its gross income in a taxable year falls within specific categories of passive income; or

•	the average percentage of our assets, in a taxable year (ordinarily determined based on their market value) which produce passive income or are held for the production of positive income is at least 50%.

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

Backup Withholding and Information Reporting

      Dividends on our ordinary shares or ADSs, and payments of the proceeds of a sale of our ordinary shares or ADSs, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 28% if a U.S. Holder fails to:

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

      The following discussion regarding our market risk contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

      Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. Because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At December 31, 2003, we had no foreign exchange contracts outstanding.

      Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

      For further discussion of our market risk, please see Item 5.A. “Operating Results— Exposure to Currency Fluctuations.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not required.

PART II

Item 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

      None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      During the fiscal quarter ended June 29, 1997, IONA paid $380,000 to redeem all of its outstanding redeemable Preference Shares, €0.0025 par value per share, and paid all accrued and unpaid dividends payable thereon to the date of redemption.

      Certain of our ordinary shares are held by Deutsche Bank Trust Company Americas under a Deposit Agreement dated April 26, 2004.

Use of Proceeds from Initial Public Offering

      On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2003:

Purchase and installation of furniture and fixtures	$13,907,000
Purchase and installation of machinery and equipment	$32,568,000
Short-term debt instruments	$12,719,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	$380,000

Item 15.	CONTROLS AND PROCEDURES

      Our Chief Executive Officer, Christopher J. Horn, and our Chief Financial Officer, Daniel Demmer, (our principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of a date within 90 days prior to the filing date of this report, that our disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by IONA in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that Mr. Kevin Melia is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.	CODE OF ETHICS

      We have adopted a Code of Business Conduct that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. This code attached as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

      Ernst & Young billed to us the following aggregate fees for professional and other services in each of the last two fiscal years:

	Year Ended
	December 31,

	2003	2002

Audit Fees(1)	$390,000	$514,000
Audit-Related Fees(2)	54,000	75,000
Tax Fees(3)	445,000	714,000
All Other Fees(4)	—	—
Total	$889,000	$1,303,000

(1)	“Audit Fees” are fees billed by Ernst & Young for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the audit of our consolidated and annual financial statements. Audit Fees also include fees billed for statutory audits of IONA (including its subsidiaries); the provision of comfort letters and consents; attestation services relating to internal controls; and the review of documents filed with the SEC.

(2)	“Audit-Related Fees” consist of the fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees.” Audit-Related Fees includes fees for employee benefit plan audits; consultations concerning financial accounting and reporting standards; advisory services associated with our financial reporting; and translation of foreign entity financial statements to local GAAP.

(3)	“Tax Fees” include fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice, and tax planning. Tax fees also includes fees for the review, preparation and amending of federal and local tax returns of the United States, Ireland and other foreign countries.

(4)	“All Other Fees” include fees billed by Ernst & Young for products and services other than the Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee’s Pre-approval Policies and Procedures

      Our Audit Committee has adopted a pre-approval policy (the “Policy”) for audit and non-audit services which sets forth the manner in which certain proposed services to be performed by our independent auditor may be pre-approved. Under the Policy, the Audit Committee annually pre-approves a catalog of specific audit and non-audit services that may be performed by our auditors in the categories of Audit Services, Audit-Related Services, Tax Services and All Other Services. In addition, the Policy sets forth an annual budget for each specific cataloged service that may not be exceeded without obtaining separate pre-approval from the Audit Committee. Our Chief Financial Officer receives all requests for independent auditor services that are pre-approved under the Policy and must determine if each such request is pre-approved under the Policy pursuant to the catalog.

      Pursuant to the Policy, any proposed service not pre-approved under a catalog or any proposal exceeding the allotted budget must be submitted to the Audit Committee for approval at the next scheduled Audit Committee meeting. In the event that time constraints necessitate pre-approval prior to the Audit Committee’s next scheduled meeting, the Chairman of the Audit Committee will have the authority to grant such pre-approval pursuant to the Policy.

      The Chief Financial Officer is responsible for monitoring the services of the independent auditor, periodically reporting the monitoring results and determining whether such services are in compliance with the Policy. The Chief Financial Officer and any member of management are required under the Policy to immediately report any breach of the Policy to the Chairman of the Audit Committee.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

      Not Applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASE

      Not Applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

      Not applicable. Please see Item 18 “Financial Statements.”

Item 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

IONA Technologies PLC

      We have audited the accompanying consolidated balance sheets of IONA Technologies PLC as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IONA Technologies PLC at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for amortization of goodwill and other identifiable intangible assets.

/s/ Ernst & Young

Ernst & Young

Dublin, Ireland
January 20, 2004

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31,

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$19,926	$22,287
Restricted cash (Note 6)	3,745	1,223
Marketable securities (Note 2)	32,978	58,140
Accounts receivable, net of allowance for doubtful accounts of $1,093 at December 31, 2003 and $1,132 at December 31, 2002	23,255	29,733
Prepaid expenses and other assets	2,929	4,537

Total current assets	82,833	115,920
Property and equipment, net (Note 12)	6,265	12,987
Other non-current assets, net (Note 10)	940	2,697

Total assets	$90,038	$131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,483	$2,447
Accrued payroll and related expenses	7,260	8,103
Other accrued liabilities (Note 7)	18,763	15,641
Deferred revenue	23,910	25,963

Total current liabilities	52,416	52,154
Other non-current liabilities (Note 5)	4,510	4,545
Redeemable Preference Shares, €0.0025 par value, 101,250,000 shares authorized; None issued and outstanding (Note 13)	—	—
Shareholders’ equity:
Ordinary Shares, €0.0025 par value; 150,000,000 shares authorized; 34,005,707 and 32,834,968 shares issued and outstanding at December 31, 2003 and 2002, respectively (Note 13)	94	91
Additional paid-in capital	493,260	491,165
Accumulated deficit	(460,163)	(415,927)
Deferred stock-based compensation	(79)	(424)

Total shareholders’ equity	33,112	74,905

Total liabilities and shareholders’ equity	$90,038	$131,604

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,

	2003	2002	2001

Revenue:
Product revenue	$35,737	$73,452	$118,178
Service revenue	38,453	49,778	62,526

Total revenue (Note 18)	74,190	123,230	180,704

Cost of Revenue:
Cost of product revenue	527	1,685	3,190
Cost of service revenue	14,275	25,458	34,926

Total cost of revenue	14,802	27,143	38,116

Gross profit	59,388	96,087	142,588

Operating expenses:
In-process research and development	—	—	3,600
Research and development	27,134	38,256	40,260
Sales and marketing	41,500	72,888	88,419
General and administrative	10,270	13,252	15,318
Amortization of other non-current assets	796	10,115	14,151
Amortization of goodwill	—	—	61,403
Restructuring (Note 5)	20,525	20,763	5,705
Impairment of goodwill	—	276,808	—
Impairment of intangible assets and fixed assets	3,271	32,336	—

Total operating expenses	103,496	464,418	228,856

Loss from operations	(44,108)	(368,331)	(86,268)
Interest income, net	483	1,069	2,504
Net exchange gain (loss)	337	(502)	(468)
Gain on sale of investment and other income	—	—	164

Loss before provision for (benefit of) income taxes (Note 17)	(43,288)	(367,764)	(84,068)
Provision for (benefit of) income taxes (Note 17)	948	1,543	(568)

Net loss	$(44,236)	$(369,307)	$(83,500)

Basic net loss per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(3.27)

Shares used in computing basic net loss per Ordinary Share and per ADS (in thousands)	33,335	31,890	25,556

Diluted net loss per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(3.27)

Shares used in computing diluted net loss per Ordinary Share and per ADS (in thousands)	33,335	31,890	25,556

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

						Accumulated
			Additional	Accumulated	Deferred	Other	Total
	Number of	Share	Paid-in	Earnings	Stock-Based	Comprehensive	Shareholders’
	Shares	Capital	Capital	(Deficit)	Compensation	Income	Equity

Balance at December 31, 2000	21,990,324	$66	$114,281	$36,880	$(195)	$275	$151,307

Amortization of deferred stock-based compensation(a)	—	—	—	—	1,780	—	1,780
Employee share purchase plan	105,756	—	2,373	—	—	—	2,373
Issuance of Ordinary Shares	24,375	—	—	—	—	—	—
Issuance of Ordinary Shares on exercise of warrants	19,018	—	—	—	—	—	—
Issuance of Ordinary Shares in connection with acquisitions	4,951,669	12	269,431	—	—	—	269,443
Expense of Ordinary Shares issued in connection with acquisitions	—	—	(1,563)	—	—	—	(1,563)
Fair value of options issued in connection with acquisitions less amounts allocated to deferred stock-based compensation	—	—	29,195	—	—	—	29,195
Proportion of intrinsic value of unvested options at consummation dates allocated to deferred stock-based compensation	—	—	10,380	—	(10,380)	—	—
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(3,973)	—	3,973	—	—
Compensation on acceleration of options as part of restructuring	—	—	233	—	—	—	233
Issuance of Ordinary Shares on exercise of options, net(a)	725,569	2	6,771	—	—	—	6,773
Net loss	—	—	—	(83,500)	—	—	(83,500)
Unrealized loss on investment	—	—	—	—	—	(111)	(111)
Reclassification adjustment for gains included in net loss	—	—	—	—	—	(164)	(164)
Comprehensive loss	—	—	—	—	—	—	(83,775)

Balance at December 31, 2001	27,816,711	$80	$427,128	$(46,620)	$(4,822)	$—	$375,766
Amortization of deferred stock-based compensation(a)	—	—	—	—	1,230	—	1,230
Employee share purchase plan	331,205	1	1,985	—	—	—	1,986
Issuance of Ordinary Shares	—	—	—	—	—	—	—
Issuance of Ordinary Shares in connection with Secondary Offering	4,600,000	10	65,379	—	—	—	65,389
Expense of Ordinary Shares issued in connection with Secondary Offering	—	—	(1,997)	—	—	—	(1,997)
Issuance of Ordinary Shares in connection with acquisitions	—	—	1,219	—	—	—	1,219
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(3,168)	—	3,168	—	—
Issuance of Ordinary Shares on exercise of options, net(a)	87,052	—	619	—	—	—	619
Net loss	—	—	—	(369,307)	—	—	(369,307)

Balance at December 31, 2002	32,834,968	$91	$491,165	$(415,927)	$(424)	$—	$74,905
Amortization of deferred stock-based compensation(a)	—	—	—	—	199	—	199
Employee share purchase plan	325,819	1	576	—	—	—	577
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(146)	—	146	—	—
Issuance of Ordinary Shares on exercise of options(a)	844,920	2	1,665	—	—	—	1,667
Net loss	—	—	—	(44,236)	—	—	(44,236)

Balance at December 31, 2003	34,005,707	$94	$493,260	$(460,163)	$(79)	$—	$33,112

(a)	See Note 14 to these statements.

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(44,236)	$(369,307)	$(83,500)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	5,462	17,717	79,719
In-process research and development	—	—	3,600
Stock-based compensation	199	1,230	2,013
Loss (profit) on marketable securities	15	(204)	(1,341)
Impairment of intangible assets and fixed assets and technology	3,271	32,336	3,349
Impairment of goodwill	—	276,808	—
Changes in operating assets and liabilities:
Restricted cash deposits	(2,522)	(145)	(128)
Profit on sale of investments	—	—	(164)
Loss on disposal of assets	—	—	154
Purchase of marketable securities	(59,210)	(145,790)	(218,400)
Sale of marketable securities	84,357	111,964	253,078
Accounts receivable	6,478	14,474	4,901
Prepaid expenses and other assets	2,600	(684)	(642)
Accounts payable	36	(982)	1,229
Accrued payroll and related expenses	3,122	(4,031)	(1,733)
Other liabilities	(878)	6,169	(11,951)
Deferred revenue	(2,053)	(6,389)	7,908

Net cash (used in) provided by operating activities	$(3,359)	$(66,834)	$38,092

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(1,248)	$(5,205)	$(5,408)
Payments for acquisitions, net of cash received	—	—	(33,913)
Purchase of other non-current assets	(110)	(180)	(15,500)
Proceeds from sale of investments	—	—	400
Proceeds from disposal of assets	112	—	12

Net cash used in investing activities	$(1,246)	$(5,385)	$(54,409)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$2,244	$65,997	$7,583

Net cash provided by financing activities	$2,244	$65,997	$7,583

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(2,361)	$(6,222)	$(8,734)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,287	28,509	37,243

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,926	$22,287	$28,509

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$—	$—	$3

Income taxes paid	$874	$938	$2,291

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Shares and options issued in connection with acquisitions	$—	$1,219	$309,018

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

      IONA Technologies PLC (“IONA”) is organized as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly-owned (collectively, the “Company”), provide enterprise integration software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product customization and enhancement, as well as customer technical support. The Company’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenues from similar customers in European countries and the rest of the world.

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

Companies Acts, 1963 to 2001

      The financial information relating to IONA and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the years ended December 31, 2002 and 2001. Copies of full group accounts for each of the years ended December 31, 2002 and 2001 have been so annexed to the relevant annual returns, and a copy of the full group accounts for the year ended December 31, 2003 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2004.

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

Revenue Recognition

      The Company’s revenue is derived from product license fees and charges for services. The Company follows the revenue recognition criteria of Statement of Position 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, “SOP 97-2”). Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

production, modification or customization, the Company recognizes software revenues when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	vendor’s fee is fixed or determinable; and

•	collectibility is probable.

      For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If the Company cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the Company defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the Company uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

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

      While most of the Company’s arrangements include payment terms of less than one year, the Company has, in the past, provided payment terms of more than one year to credit worthy customers. The Company had established a history of collection, without concessions, on these receivables with payment terms that extend beyond one year. Provided all other revenue recognition criteria had been met, the Company recognized license revenue for these arrangements upon delivery.

      Revenue for consulting services is generally recognized as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts are recognized upon notification of such royalties payable by the customer.

Allowances for Doubtful Accounts

      The Company makes judgments on its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, the Company

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

analyzes the historical collection experience and current economic trends. The following is a summary of the allowance for doubtful accounts for the periods indicated (in thousands):

	Balance at			Balance at
	Beginning of			End of
	Period	Additions	Deduction(A)	Period

Year ended December 31, 2003
Allowance for doubtful accounts	$1,132	$857	$896	$1,093
Year ended December 31, 2002
Allowance for doubtful accounts	1,321	—	189	1,132
Year ended December 31, 2001
Allowance for doubtful accounts	926	395	—	1,321

(A) Actual write-offs of uncollectible accounts receivables.

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

Marketable Securities

      Marketable securities consist of commercial paper, corporate bonds, and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high grade marketable securities to reduce risk of loss. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and unrealized holding gains and losses are reflected in the Consolidated Statements of Operations.

Investments

      Investments consist of equity securities and are stated at market value. All investments are defined as available-for-sale securities under the provisions of SFAS 115, and any unrealized holding gains and losses are reported as a separate component of shareholders’ equity, as accumulated other comprehensive income (loss). At December 31, 2003, the Company did not hold any investments.

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

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

      The Company expensed $3,600,000 during the year ended December 31, 2001, representing the full amount of the cost of acquired in-process research and development for which technological feasibility had not been established and for which alternative uses did not exist. The Company did not proceed with any research and development activities on the projects making up these costs.

Goodwill

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 4 and Note 11, and until January 1, 2002 was amortized on a straight line-basis over four years.

      The Financial Accounting Standards Board issued Statements No. 141, “Business Combinations” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) in June 2001. Under those rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. The Statements are effective for fiscal years beginning after December 15, 2001.

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

      The Financial Accounting Standards Board issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 as of January 1, 2002. Where events and circumstances are present which indicate that the carrying value may not be recoverable, the Company recognizes an impairment loss. Factors the Company considers important, which could trigger impairment include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

      In October 2003 and 2002, the Company identified indicators of impairment and its assessment resulted in a non-cash impairment charge of $80,000 and $28,586,000 in 2003 and 2002, respectively, representing the amount by which the carrying value exceeded the fair value of purchased technologies.

      Amortization expense for intangible assets which are amortizable in accordance with SFAS 142, was $796,000, $10,115,000 and $14,151,000 in 2003, 2002 and 2001, respectively.

Property and Equipment

      Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years

      Depreciation expense was $4,666,000, $7,198,000 and $7,341,000 in 2003, 2002 and 2001, respectively.

      During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of fixed assets and related costs for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

      During the year ended December 31, 2002, the Company recorded a $3,750,000 charge for the impairment of fixed assets and related costs, of which $1,600,000 was primarily attributable to the implementation of a new sales force automation system that replaced an existing system. The remainder of $2,150,000 related to fixed assets no longer in use in 2002, resulting in a reduction of their net book value to nil.

Software Development Costs

      The Company capitalizes certain software development costs associated with the development of the Company’s website and other internal financial software. These costs incurred are accounted for in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as incurred. Capitalized internal-use software development costs are included in fixed assets, and are amortized on a straight-line basis over the estimated useful lives of the related software, typically 3 years.

      The Company capitalized approximately $189,000 and $1,417,000 of software development costs during 2003 and 2002, respectively. Amortization associated with the capitalized software development costs totaled approximately $544,000 and $1,123,000 during 2003 and 2002, respectively.

Concentration of Credit Risk

      The Company sells its products to companies in various industries throughout the world and maintains reserves for potential credit losses. To date such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately $1,093,000 and $1,132,000 at

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002, respectively. The Company generally requires no collateral from its customers. No customer accounted for more than ten percent of our total revenue in 2003, 2002 or 2001.

      The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, British West Indies and Ireland. At December 31, 2003, $32,978,000 was invested in marketable securities held for trading purposes, comprised of $11,591,000 in commercial paper, $5,980,000 in corporate bonds and $15,407,000 in U.S. government agency securities, under the management of two financial institutions. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

Compensated Absences

      The Company does not accrue for the liability associated with employees’ absences from employment because of illness, holiday, vacation or other reasons as the amount of compensation is not reasonably estimable.

Accounting for Income Taxes

      The Company uses the asset and liability method in accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Accumulated Other Comprehensive Income

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes unrealized gain or loss on equity securities classified as available-for-sale in accordance with SFAS 115, and is included as a component of shareholders’ equity. At December 31, 2003, the Company did not hold any such investments.

Stock-Based Compensation

      At December 31, 2003, the Company has five stock-based employee compensation plans, which are more fully described in Note 14.

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

      In December 2002, the Statement of Financial Accounting Standards Board issued Statement No. 148, “Accounting for Stock- Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) to provide alternate methods of transition for a voluntary change to the fair value based

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

method of accounting for stock-based employee compensation. While the statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure requirements of SFAS 148 in annual and interim financial statements are applicable to all companies with stock-based compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. SFAS 148 is effective for fiscal years ending after December 15, 2002.

      Pro forma information regarding net loss and loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates ranging from 4% to 4.25% for 2003, 4% for 2002, and 5% for 2001; dividend yields of 0% for 2003, 2002 and 2001; volatility factors of the expected market price of IONA’s Ordinary Shares ranging from 0.885 to 1.102 for 2003, 1.15 for 2002, and 1.10 for 2001; and a weighted-average expected life of the option of five years in 2003, 2002 and 2001.

      The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions: risk-free interest rates of 2% for 2003, 2% for 2002, and 2% for 2001; dividend yields of 0% for 2003, 2002 and 2001; volatility factors of the expected market price of IONA’s Ordinary Shares ranging from 1.06 to 1.102 for 2003, 1.15 for 2002, and 1.10 for 2001; and a weighted-average expected life of the option of six months in 2003, 2002 and 2001.

      The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,

	2003	2002	2001

Net loss, as reported	$(44,236)	$(369,307)	$(83,500)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	199	1,230	2,013
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(33,645)	(59,916)	(38,060)

Pro forma net loss	$(77,682)	$(427,993)	$(119,547)

Loss per share:
Basic—as reported	$(1.33)	$(11.58)	$(3.27)

Basic—pro forma	$(2.33)	$(13.42)	$(4.68)

Diluted—as reported	$(1.33)	$(11.58)	$(3.27)

Diluted—pro forma	$(2.33)	$(13.42)	$(4.68)

      The pro-forma net loss disclosures have been restated as follows: i) the effects of stock-based compensation expense included in reported net loss, net of related tax effects have been added back in the years ended December 31, 2002 and 2001. The designated shares are subject to the fair value disclosures of SFAS 123. This resulted in a decrease in pro forma stock-based compensation expense of $1,230,000 in 2002 and $233,000 in 2001 and a decrease in pro forma basic and diluted loss per share of $0.04 for 2002 and $0.01 in 2001; and ii) stock-based employee compensation expense determined under the fair value based method for the year ended December 31, 2002 have been restated to include the effects of stock-

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based compensation expense for those shares participating in the option exchange offer. For pro-forma disclosure purposes, such option exchange offers should be accounted as a modification under the requirements of SFAS 123. This inclusion resulted in an increase in pro forma stock-based compensation expense of $16,880,000 included in reported net loss, net of related tax effects and an increase in pro forma basic and diluted loss per share of $0.53 in 2002.

      On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. (“Netfish”), for total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. The portion of the total intrinsic value, measured at the consummation date, of replacement unvested options granted by IONA in exchange for outstanding unvested options held by Netfish employees, that the future vesting period bears to the total vesting period ($10,380,000) was, in accordance with the requirements of FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, accounted for as deferred stock-based compensation and is charged to expense as stock compensation ratably over the remaining vesting period of each tranche of unvested options. During the years ended December 31, 2003, 2002 and 2001, the Company reversed $146,000, $3,168,000 and $3,973,000, respectively, of deferred stock-based compensation related to the unvested replacement options of terminated Netfish employees and unvested replacement options accepted for exchange under the Exchange Offer, as described in Note 14. Stock compensation expense recognized for vested options of Netfish Employees was $199,000, $1,230,000 and $1,584,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

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

      Stock compensation expense of $199,000, $1,230,000, and $2,013,000 for the periods ended December 31, 2003, 2002 and 2001, respectively can be attributed to the following income statement lines: cost of services nil, $283,000 and $406,000; research and development $199,000, $803,000 and $849,000; sales and marketing nil, $122,000 and $283,000; restructuring nil, nil and $233,000; and general and administrative nil, $22,000, and $242,000, respectively.

Defined Contribution Plan

      The Company sponsors and contributes to a defined contribution plan for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on employees’ contributions. The Company contributed approximately $1,433,000, $1,888,000 and $1,916,000 to the plan in the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in Company contributions is due to a reduction in workforce as a result of restructuring plans in 2003, 2002 and 2001.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising and Promotion Expense

      All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $2,013,000, $6,272,000 and $10,077,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Accounting Pronouncements

      The Financial Accounting Standards Board issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), in June 2002. SFAS 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of commitment. SFAS 146 also changes the recognition of one-time termination benefits, such as severance pay or other termination indemnities, whenever the benefit arrangement requires employees to render future service beyond a ‘minimum retention period.’ SFAS 146 also addresses the accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close facilities and relocate employees. A liability for such costs has to be recognized and measured at its fair value in the period in which it is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The timing of recognition of costs of restructuring plans initiated and implemented by the Company in 2003 has been in accordance with SFAS 146.

      The Financial Accounting Standards Board issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), in November 2002. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are required to and have been adopted by the Company as of December 31, 2002. Application of FIN 45 had no material impact on the consolidated financial statements of the Company as it had no guarantees in 2003 or 2002.

      The Financial Accounting Standards Board issued FASB Interpretations No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), in January 2003. This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 were revised in December 2003 to be effective for financial statement periods ended after December 15, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company as it had no variable interest entities in 2003.

      The Financial Accounting Standards Board issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), in April 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement requires contracts with comparable characteristics to be accounted for similarly. In particular, this Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (b) clarifies when a derivative contains a financing component and (c) amends the definition of an “underlying” to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Application of the new rules had no material impact on the consolidated financial statements of the Company as it had no derivative or hedging transactions in 2003.

      The Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 had no material impact on the consolidated financial statements of the Company as it had no financial instruments in 2003.

2.	Marketable Securities

      Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

	As of December 31, 2003

		Unrealized	Market
	Cost	Gain (loss)	Value

	(U.S. dollars in thousands)
Commercial paper	$11,591	$—	$11,591
Corporate bonds	5,979	1	5,980
U.S. government agency securities	15,450	(43)	15,407

Total marketable securities	$33,020	$(42)	$32,978

	As of December 31, 2002

		Unrealized	Market
	Cost	Gain (loss)	Value

	(U.S. dollars in thousands)
Commercial paper	$54,049	$—	$54,049
U.S. government agency securities	4,029	62	4,091

Total marketable securities	$58,078	$62	$58,140

      The change in unrealized (loss) gain included in net loss is as follows:

	2003	2002	2001

	(U.S. dollars in thousands)
Unrealized gain at beginning of year	$62	$102	$353
Included in net loss for the year	(104)	(40)	(251)

Unrealized (loss) gain at end of year	$(42)	$62	$102

3.	Investments

      Investments consist of equity securities and are stated at market value. The Company sold its remaining investment in 2001 and realized gains of $164,000. There were no purchases or sales of available-for-sale securities in 2002 or 2003.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The change in unrealized gain on investments is as follows:

	2003	2002	2001

	(US dollars in thousands)
Unrealized gain at beginning of year	$—	$—	$275
Included in comprehensive loss for the year	—	—	(275)

Unrealized gain at end of year	$—	$—	$—

4.	Acquisitions

Netfish Technologies, Inc.

      In May 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued Ordinary Shares, 504,598 were held back by the Company in 2001 as a source of indemnification payments that may become due to the Company. If the Company made no claims for indemnification, 75% of the 504,598 Ordinary Shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 Ordinary Shares, or 126,150 shares, would be distributed in May 2003. In May 2002, the Company held back 142,045 Ordinary Shares to cover indemnification claims made by the Company. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that the Company previously made. If pending indemnification claims are resolved in a manner unfavorable to the Company, up to 268,195 Ordinary Shares held back by the Company could be distributed to the former holders of Netfish shares. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation, and to acquired in-process research and development for which technological feasibility had not been established and for which alternative future uses did not exist based on an independent valuation.

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

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

present value utilizing discount rates commensurate with the risks of reaching technological feasibility, completing the in-process projects, and achieving estimated cash flows (the discount rate averaged 25%).

      The fair value of Netfish’s tangible assets at acquisition date was approximately $4,797,000 and its liabilities assumed totaled approximately $15,428,000. Until January 1, 2002, both other non-current assets and goodwill recorded in connection with the Netfish acquisition were amortized on a straight-line basis over their useful economic lives of four years. Upon adoption of SFAS 142 on January 1, 2002, goodwill is no longer amortized, as described in Note 1. On adoption, the Company reclassified the net carrying value of assembled workforce of $5,750,000 from other non-current assets to goodwill.

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

      The fair value of OOC’s tangible assets at acquisition date was approximately $1,400,000 and its liabilities assumed totaled approximately $700,000. Until January 1, 2002, both other non-current assets and goodwill recorded in connection with the OOC acquisition were initially being amortized on a straight-

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

line basis over their useful economic lives of four years. Upon adoption of SFAS 142 on January 1, 2002, goodwill is no longer amortized as described in Note 1. On adoption, the Company reclassified the net carrying value of assembled workforce of $361,000 from other non-current assets to goodwill.

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

Pro Forma Disclosures

      The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the foregoing acquisitions had occurred on January 1, 2001 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of 2001 or of results which may occur in the future. The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other non-current assets, additional compensation expense on deferred stock-based compensation arising on the exchange of

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unvested options held by Netfish employees in exchange for unvested options granted by IONA, and the issuance of additional Ordinary Shares in connection with the acquisitions.

Year Ended
December 31,
2001

(U.S. dollars in
thousands,
except for loss
per share
information)
Revenue	$184,471
Loss before provision for income taxes	(136,244)
Net loss	(135,804)
Basic and diluted net loss per Ordinary Share and per ADS	(5.31)

5.	Restructuring

      During 2002 and 2001, the Company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. Total restructuring costs of $20,763,000 and $5,705,000 were recorded related to these initiatives in 2002 and 2001, respectively. The restructuring charges in 2002 and 2001 were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.”

      During 2003, the Company’s management and board of directors approved further restructuring plans to streamline its cost structure. These restructuring plans included a reduction in workforce, the closure and consolidation of office space, and other related costs. Total restructuring costs of $20,525,000 were recorded related to this initiative. Restructuring charges included approximately $11,034,000 representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide and costs totaling approximately $9,491,000 associated with the closure and consolidation of office space. The restructuring charge recorded in 2003 was accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

      Cash outlays associated with the restructuring plans initiated in 2003, 2002 and 2001 totaled approximately $16,817,000 during 2003, including approximately $11,141,000 in severance and related benefits paid to employees worldwide and $5,676,000 in facility closure costs.

      Amounts of restructuring costs remaining accrued at December 31, 2003 of $13,904,000 relate to remaining separation and facility closure and consolidation costs. The Company expects cash outlays of $9,394,000 will be made in the next twelve months, with the remaining cash outlays of $4,510,000 to be made through the end of 2013.

      Historically, the Company’s estimates and assumptions used to determine the liability have been consistent with actual results experienced.

      The Company was required to make certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) the application of a discount rate of 4% over the remaining period of the lease or break clause. The following sets forth our accrued restructuring costs as of December 31, 2003.

	Excess Facilities	Severance	Total

	(U.S. dollars in thousands)
2001 charges	$2,023	$3,682	$5,705
Cash outlays in 2001	(657)	(3,682)	(4,339)

Balance at December 31, 2001	1,366	—	1,366
2002 charges	8,512	12,251	20,763
Cash outlays in 2002	(2,653)	(9,280)	(11,933)

Balance at December 31, 2002	7,225	2,971	10,196
2003 charges	9,491	11,034	20,525
Cash outlays in 2003	(5,676)	(11,141)	(16,817)

Balance at December 31, 2003	$11,040	$2,864	$13,904

6.	Restricted Cash

      At December 31, 2003, the Company has approximately $3,745,000 in restricted cash deposits with Citizens Bank which includes $745,000 of annual renewable letter of credit facilities for certain leased facilities and $3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord. Should IONA not renew these letter of credit facilities or default on its rental obligations, $745,000 will be payable to the lessors. At December 31, 2002, the Company had approximately $1,223,000 in restricted cash deposits, which relate primarily to annual renewable letter of credit facilities with Citizens Bank for the Waltham, Massachusetts, Santa Clara, California, and New York, New York leased facilities.

7.	Other Accrued Liabilities

      Other accrued liabilities consist of the following:

	As of December 31,

	2003	2002

	(U.S. dollars in
	thousands)
Restructuring (Note 5)	$9,394	$5,651
Income and other taxes payable	3,899	2,181
Other	5,470	7809

Total other accrued liabilities	$18,763	$15,641

8.	Fair Value of Financial Instruments

      The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short term maturities of these investments. The fair value of trading securities are based on quoted market prices at year end.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The estimated fair value of the Company’s financial instruments are as follows:

	As of December 31,

	2003		2002

	(U.S. dollars in thousands)
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non Derivatives
Cash and cash equivalents	$19,926	$19,926	$22,287	$22,287
Restricted cash	3,745	3,745	1,223	1,223
Marketable securities—trading	32,978	32,978	58,140	58,140

      The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

9.	Operating Lease Commitments

      The Company leases office space under non-cancelable operating leases with various expiration dates through 2013. Rent expense under all operating leases was approximately $9,374,000, $8,716,000 and $10,190,000 in 2003, 2002 and 2001, respectively. Rental income under all operating subleases was approximately $908,000, $1,088,000 and $726,000 in 2003, 2002 and 2001, respectively. Future minimum lease payments under all operating leases as of December 31, 2003 are as follows (U.S. dollars in thousands):

Year ending December 31,
2004	$6,648
2005	6,000
2006	4,357
2007	2,935
2008	2,866
Thereafter	12,168

Total minimum lease payments	$34,974

      As of December 31, 2003, approximately $11,040,000 of the $34,974,000 contractual operating lease obligations have been accrued as a result of our restructuring plans in 2003, 2002, and 2001.

      Total minimum lease rental income to be received under the operating sub-leases as of December 31, 2003 is approximately $5,778,000.

10.	Other Non-Current Assets

      Other non-current assets consist of the following:

	As of December 31,

	2003	2002

	(U.S. dollars in
	thousands)
Purchased technology	$3,253	$3,263
Security deposits and other assets	231	1,289

Total other non-current assets	$3,484	$4,552
Accumulated amortization	(2,544)	(1,855)

Total other non-current assets, net	$940	$2,697

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Goodwill, Indefinite Lived Intangible, and Other Non-Current Assets

      Net loss and net loss per share for the years ended December 31, 2003, 2002 and 2001, adjusted to exclude amortization of goodwill, is as follows:

	Years Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands,
	except per share data)
Reported net loss	$(44,236)	$(369,307)	$(83,500)
SFAS No. 142 effect—Goodwill	—	—	61,403

Adjusted net loss	$(44,236)	$(369,307)	$(22,097)
Reported basic loss per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(3.27)
SFAS No. 142 effect—Goodwill	—	—	2.40
Adjusted basic net loss per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(0.87)
Reported diluted net loss per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(3.27)
SFAS No. 142 effect—Goodwill	—	—	2.40
Adjusted diluted net loss per Ordinary Share and per ADS	$(1.33)	$(11.58)	$(0.87)

      Identifiable intangible assets comprise goodwill, which is not amortizable, and certain intangible other non-current assets, which are amortizable. Other non-current asset amortization for the years ended December 31, 2003, 2002 and 2001 was $796,000, $10,115,000 and $14,151,000, respectively. Other non-current asset amortization is estimated to be approximately $527,000 in 2004 and $182,000 in 2005.

      Intangible assets are analyzed as follows:

	As of December 31, 2003				As of December 31, 2002

	Gross				Gross
	Carrying	Impairment	Accumulated		Carrying	Impairment	Accumulated
	Amount	Loss	Amortization	Net	Amount	Loss	Amortization	Net

	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Goodwill—non amortizable:
Goodwill	$343,248	$276,808	$66,440	$—	$343,248	$276,808	$66,440	$—
Other non-current assets—amortizable:
Purchased technology	3,373	80	2,584	709	53,944	28,586	23,950	1,408

Total identifiable intangible assets	$346,621	$276,888	$69,024	$709	$397,192	$305,394	$90,390	$1,408

      In October 2002, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. Goodwill was tested for impairment, by comparing the fair value of the Company, as calculated based on IONA’s market capitalization as of October 1, 2002, to the carrying value of the Company, and then comparing the implied fair value of goodwill to the carrying value at that date. As a result of unfavorable market conditions and a decline in IONA’s market capitalization, the Company recorded a non-cash impairment charge of $276,808,000, equivalent to the carrying value of goodwill, which reduced the carrying value of goodwill to nil.

      In October 2002, and again in October 2003, in accordance with SFAS 142, the Company completed its assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by SFAS 144. Due to unfavorable market conditions and changes in the Company’s product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

resulting in the Company recording a non-cash impairment charge of $80,000 and $28,586,000 in 2003 and 2002, respectively.

      The Company’s 2002 assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc. and Software AG, Inc., including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. The Company recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc., and Software AG of approximately $4,461,000, $11,496,000 and $6,250,000, respectively. These impairment losses (reflected in the consolidated statements of operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition, as a result of changes in product strategy in reaction to market conditions, which resulted in changes to the Company product suite and the elimination of certain other purchased technologies from the Company product suite, an impairment loss, equivalent to the carrying values of these purchased technologies, of approximately $80,000 and $6,379,000 was recorded in 2003 and 2002, respectively.

12.	Property and Equipment

      Property and equipment consists of the following:

	As of December 31,

	2003	2002

	(U.S. dollars in
	thousands)
Computer equipment	$13,204	$17,879
Office equipment	648	3,149
Furniture and fixtures	6,783	11,207

Total property and equipment	$20,635	$32,235
Accumulated depreciation	(14,370)	(19,248)

Total property and equipment, net	$6,265	$12,987

      During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of fixed assets and related costs for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

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

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

      Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish Company Law. Any dividends on the Ordinary Shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2003, 2002 and 2001, at the exchange rates in effect on those dates, was nil.

14.	Share Option Scheme

      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its stock options. Under APB 25, the Company has recognized compensation expense of $199,000, $1,230,000, and $1,780,000 during 2003, 2002 and 2001, respectively, for those instances in which the exercise prices of IONA’s stock options were less than the estimated market price of the underlying shares on the date of grant and for the stock compensation arising on the Aurora and Netfish acquisitions (Note 4).

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

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

      In the fourth quarter of 2002, the Company made an offer to its employees, including executive officers other than the Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase IONA’s ordinary shares that had an exercise price of more than $3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who were employees of the Company on the date the new options were granted were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were canceled in November 2002. An additional 869,150 options were canceled without exchange. The Company granted new options to purchase approximately 3,191,884 shares on May 15, 2003. The new options granted under the offer have an exercise price of $1.99, which represented the fair market value of IONA’s Ordinary Shares, as determined by the last reported sale price of IONA’s Ordinary Shares on the Nasdaq National Market on May 14, 2003.

      A summary of IONA’s stock option activity, and related information for the years ended December 31, 2003, 2002 and 2001 follows:

	As of Year Ended December 31,

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding—beginning of period	820,994	$14.57	7,465,061	$28.33	4,712,476	$34.16
Granted	5,817,534	2.19	2,875,950	8.01	5,006,333 *	22.43
Forfeitures	(1,689,831)	4.21	(9,432,965)	23.58	(1,528,179)	35.19
Exercised	(844,920)	1.98	(87,052)	7.11	(725,569)	9.36

Outstanding—end of period	4,103,777	$3.87	820,994	$14.57	7,465,061	$28.33

Exercisable at end of period	1,171,027	$7.55	339,889	$20.55	1,926,650	$27.79

*	Included in this number are 815,102 replacement options, having a weighted average exercise price of $7.92, issued to former holders of Netfish options at the date of acquisition

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of Year Ended December 31,

	2003		2001		2001

		Weighted-		Weighted-		Weighted-
	Fair	Average	Fair	Average	Fair	Average
	Value	Exercise Price	Value	Exercise Price	Value	Exercise Price

Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$1.92	$2.19	$6.58	$8.01	$21.12	$26.16
Weighted-average fair value of options granted during the year for options whose exercise price is less than the market price of the Ordinary Shares on the date of grant	—	—	—	—	$41.62	$7.92

      Exercise prices for options outstanding as of December 31, 2003 ranged from $0.32 to $74.50 per share. An analysis of options outstanding at December 31, 2003 is as follows.

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
	Number of	Contractual Life	Average	Number of	Average
Exercise Price	shares	(in years)	Exercise Price	shares	Exercise Price

Less than $5.00 per share	3,810,887	9.5	$2.30	897,427	$2.18
Greater than $5.00 per share and less than $15.00 per share	160,149	6.6	12.17	143,735	12.45
Greater than $15.00 per share	132,741	7.3	39.03	129,865	39.24

Total	4,103,777	9.3	$3.87	1,171,027	$7.55

15.	1999 Employee Share Purchase Plan

      In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. As of December 31, 2003, 2002, and 2001, 823,221, 497,402, and 166,197 shares have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Net Loss Per Ordinary Share And ADS

      The following sets forth the computation of basic and diluted net income (loss) per Ordinary Share and ADS:

	Year Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands, except per
	share data)
Numerator:
Numerator for basic and diluted net loss per Ordinary Share and ADS—loss available to Ordinary Shareholders	$(44,236)	$(369,307)	$(83,500)

Denominator:
Denominator for basic earnings per share—weighted average Ordinary Shares and ADS	33,335	31,890	25,556
Effect of employee stock options	—	—	—

Denominator for diluted net loss per Ordinary Share and ADS	33,335	31,890	25,556

Basic net loss per Ordinary Share and ADS	$(1.33)	$(11.58)	$(3.27)

Diluted net loss per Ordinary Share and ADS	$(1.33)	$(11.58)	$(3.27)

      All outstanding stock options granted have been excluded from the calculation of the diluted net loss per share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were approximately 700,000, 334,000 and 1,321,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

17.	Income Taxes

      Loss before provision for (benefit of) income taxes consists of the following:

	Year Ended December 31,

	2003	2002
			2001

	(U.S. dollars in thousands)
Ireland	$(43,355)	$(361,284)	$(69,452)
Rest of World	67	(6,480)	(14,616)

Total	$(43,288)	$(367,764)	$(84,068)

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The provision for (benefit of) income taxes consists of the following:

	Year Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands)
Current:
Ireland	$392	$126	$(1,195)
Rest of World	556	1,417	627

Total current	948	1,543	(568)
Deferred:
Ireland	—	—	—
Rest of World	—	—	—

Total deferred	—	—	—

Total provision for (benefit of) income taxes	$948	$1,543	$(568)

      The provision for (benefit of) income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands)
Income taxes (benefit) computed at the Irish statutory income tax rate of 12.5% for 2003, 16% for 2002, 20% for 2001	$(5,411)	$(58,842)	$(16,813)
Income (loss) from Irish manufacturing operations benefited at lower rates	1,047	2,649	585
Operating losses not utilized	4,952	7,759	7,012
Income (loss) subject to different rates of tax	(142)	(1,803)	(3,467)
Income (loss) not subject to tax	(59)	(163)	(450)
Non-deductible expenses	524	51,920	12,540
Other individually immaterial items	37	23	25

Total provision for (benefit of) income taxes	$948	$1,543	$(568)

      The effect on basic and diluted net income (loss) per Ordinary Share and per ADS of the Irish manufacturing operations being taxed at (benefited at) a lower rate than the Irish Statutory income tax rate was an increase in net loss per share of $0.03 and $0.03 respectively for the year ended December 31, 2003 and an increase in net loss per share of $0.08 and $0.08 respectively for the year ended December 31, 2002, and an increase in net income per share of $0.02 and $0.02 respectively for the year ended December 31, 2001.

	Year Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards	$53,620	$41,690	$17,500

Total deferred tax assets	53,620	41,690	17,500
Valuation allowance	(53,620)	(41,690)	(17,500)

Net deferred tax assets	$—	$—	$—

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The movement on the valuation allowance is as follows:

	Year Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands)
Balance at beginning of year	$41,690	$17,500	$685
Additions:
Charged to expense	4,952	7,759	7,012
Matching increase in tax value of disqualifying disposition	160	1,877	9,803
Revision to losses forward on resolution of certain tax uncertainties	6,818	—	—
Related to preacquisition losses of Netfish	—	14,554	—

Balance at end of year	$53,620	$41,690	$17,500

      At December 31, 2003 the Company has a net operating loss carryforward of approximately $105,400,000, including approximately $65,000,000 pre-acquisition losses from the Netfish acquisition, for U.S. federal income tax purposes which will expire in the tax years 2011 through 2023 if not previously utilized. Utilization of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

      At December 31, 2003 approximately $29,600,000 of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as it is not expected that it will reverse. At December 31, 2003, $11,800,000 of the valuation allowance related to disqualifying dispositions.

      At December 31, 2003 the Company also had net operating loss carryforwards totaling approximately $105,900,000 for Irish income tax purposes which carry forward indefinitely.

      At December 31, 2003 the Company also had net operating loss carryforwards totaling approximately $2,900,000 for Australian income tax purposes which carry forward indefinitely.

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

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following is a summary of enterprise-wide geographic areas information:

Revenues from external customers, all attributable to foreign countries:

	Year Ended December 31,

	2003	2002	2001

	(U.S. dollars in thousands)
Americas	$38,338	$75,472	$119,698
European Countries	24,657	33,696	42,357
Rest of World	11,195	14,062	18,649

Consolidated total	$74,190	$123,230	$180,704

      Revenues are attributed to countries based on the location of customers.

Long Lived Assets:

	As of December 31,

	2003	2002	2001

Country of Domicile
Ireland	$4,647	$8,213	$325,465
Foreign Countries
Americas	2,152	6,540	8,779
Rest of World	406	931	1,260

Consolidated total	$7,205	$15,684	$335,504

19.	Related Party Transactions

      In August 2003, the Company entered into a consulting agreement with a company called Claright, founded by Mr. Peter Zotto, the Company’s Chief Operating Officer. Under this agreement, Mr. Zotto, prior to his becoming an employee of IONA, was hired through Claright to provide marketing and related consulting services to IONA. The consulting arrangement was terminated in October 2003, prior to Mr. Zotto being hired as IONA’s Chief Operating Officer. The Company paid Claright fees of approximately $101,750 for such services.

      In July 2003, the Company engaged K Capital Source Limited (K Capital) to provide it with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of the Company’s directors, Dr. Ivor Kenny. Under IONA’s agreement with K Capital, the Company pays $40,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2003.

Item 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA’s annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference)
4.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA’s annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference)

Exhibit No.	Description of Exhibit

4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer and Christopher M. Mirabile (filed as Exhibit 4.13 to IONA’s annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference)
8.1	Active Subsidiaries of IONA Technologies PLC
11.1	Code of Business Conduct
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Ernst & Young
14.2	Audit Committee Charter
14.3	Nominating and Corporate Governance Committee Charter
14.4	Description of American Depositary Receipts

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IONA TECHNOLOGIES PLC

By:	/s/ Christopher J. Horn

Christopher J. Horn
Chief Executive Officer and Director

Date: May 14, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ending December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA’s annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference)
4.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA’s annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference)

Exhibit No.	Description of Exhibit

4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer and Christopher M. Mirabile (filed as Exhibit 4.13 to IONA’s annual report on Form 20-F for the year ending December 31, 2002 and incorporated herein by reference)
8.1	Active Subsidiaries of IONA Technologies PLC
11.1	Code of Business Conduct
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Ernst & Young
14.2	Audit Committee Charter
14.3	Nominating and Corporate Governance Committee Charter
14.4	Description of American Depositary Receipts

†	Indicates a management contract or any compensatory plan, contract or arrangement.