Form 20-F/A
period 2003-12-31
IONA TECHNOLOGIES PLC
filed 2005-04-01
CIK 1032346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

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

Yes ☑            No

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18 ☑

     References to “we”, “us”, “IONA” or the “Company” in this amendment to annual report on Form 20-F shall mean IONA Technologies PLC.

EXPLANATORY NOTE

     IONA is filing this amendment to its annual report on Form 20-F, for the fiscal year ended December 31, 2003, solely to include under Item 10.B. of Form 20-F disclosure regarding its exemption from the Nasdaq qualitative listing requirement regarding the minimum quorum required for shareholder meetings. The disclosure in this amendment speaks as of December 31, 2003. Except for the inclusion of such disclosure in Item 10.B., this amendment does not, and does not purport to, amend, update or restate the information in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on May 14, 2004, or reflect any events that have occurred after the date on which such annual report was filed.

Item 10. ADDITIONAL INFORMATION
SIGNATURES
Exhibit Index
EX-12.1 Certification of CEO
EX-12.2 Certification of CFO

Part I

Item 10. ADDITIONAL INFORMATION

B. Memorandum and Articles of Association

Nasdaq Stock Market Corporate Governance Disclosures

     Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. At the time of our initial public offering in February 1997, we were granted an exemption from the minimum quorum requirement for meetings of the holders of our Ordinary Shares. In lieu of complying with the Nasdaq minimum quorum requirement, we have adhered since the time of our initial public offering, and we will continue to adhere, to the accepted practice in Ireland, our home country, that three (3) or more persons entitled to vote, each being a member or a proxy for a member or a duly authorized representative of a corporate member, shall constitute a quorum at general meetings of our shareholders.

Part III

Item 19. EXHIBITS

Exhibit No.	Description of Exhibit
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IONA TECHNOLOGIES PLC
By:	/s/ Christopher J. Horn
Christopher J. Horn
Chief Executive Officer and Director

     Date: April 1, 2005

Exhibit Index

Exhibit No.	Description of Exhibit
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer