Form 20-F
period 2004-12-31
IONA TECHNOLOGIES PLC
filed 2005-05-20
CIK 1032346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004	Commission File No. 0-29154
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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None
Indicate number of shares outstanding of each of the issuer’s classes of capital or common stock as of December 31, 2004:
34,521,218* Ordinary Shares, €0.0025 Par Value
* Excludes an aggregate of 282,383 ordinary shares issuable as of December 31, 2004 pursuant to contractual obligations of the registrant.
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
      Our financial statements are presented in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles. All references in this annual report to “dollars” and “$” are to U.S. dollars, and all references to “euro” or “— ” are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars.
      Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euro to dollars have been made at an exchange rate of 1.3538 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004.
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
      The following selected consolidated financial data as of December 31, 2004 and 2003, and for each of the years ended December 31, 2004, 2003 and 2002, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The selected financial data as of December 31, 2002, 2001 and 2000, and for each of the years ended December 31, 2001 and 2000 have been derived from our audited Consolidated Financial Statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP.

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$30,735	$35,737	$73,452	$118,178	$105,533
Service revenue	37,284	38,453	49,778	62,526	47,530

Total revenue	68,019	74,190	123,230	180,704	153,063
Cost of revenue:
Cost of product revenue	231	527	1,685	3,190	3,457
Cost of service revenue	11,790	14,275	25,458	34,926	26,484

Total cost of revenue	12,021	14,802	27,143	38,116	29,941

Gross profit	55,998	59,388	96,087	142,588	123,122
Operating expenses:
In-process research and development	—	—	—	3,600	—
Research and development	17,204	27,134	38,256	40,260	26,906
Sales and marketing	29,526	41,500	72,888	88,419	63,669
General and administrative	8,545	10,270	13,252	15,318	12,046
Amortization of other non-current assets	578	796	10,115	14,151	2,858
Amortization of goodwill	—	—	—	61,403	4,973
Restructuring	—	20,525	20,763	5,705	—
Impairment of goodwill	—	—	276,808	—	—
Adjustment of acquisition liabilities	(600)	—	—	—	—
Impairment of intangible assets and fixed assets	—	3,271	32,336	—	—
Settlement of litigation	—	—	—	—	1,350

Total operating expenses	55,253	103,496	464,418	228,856	111,802

Income (loss) from operations	745	(44,108)	(368,331)	(86,268)	11,320
Interest income, net	286	483	1,069	2,504	4,116
Net exchange (loss) gain	(273)	337	(502)	(468)	(384)
Gain on sale of investment and other income	—	—	—	164	1,912

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Income (loss) before provision for (benefit of) income taxes	758	(43,288)	(367,764)	(84,068)	16,964
Provision for (benefit of) income taxes	566	948	1,543	(568)	2,799

Net income (loss)	$192	$(44,236)	$(369,307)	$(83,500)	$14,165

Basic net income (loss) per Ordinary Share and per ADS	$0.01	$(1.33)	$(11.58)	$(3.27)	$0.67

Shares used in computing basic net income (loss) per Ordinary Share and per ADS	34,570	33,335	31,890	25,556	21,177

Diluted net income (loss) per Ordinary Share and per ADS	$0.01	$(1.33)	$(11.58)	$(3.27)	$0.60

Shares used in computing diluted net income (loss) per Ordinary Share and per ADS	36,333	33,335	31,890	25,556	23,520

	At December 31,

	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable securities	$59,915	$56,649	$81,650	$53,697	$95,640
Working capital	$32,085	$30,417	$63,766	$40,262	$99,234
Total assets	$80,826	$90,038	$131,604	$437,698	$202,559
Ordinary Shares (number)	34,804	34,006	32,835	27,817	21,990
Ordinary Share value (par value)	$96	$94	$91	$80	$66
Total shareholders’ equity	$34,962	$33,112	$74,905	$375,766	$151,307

B.	Capitalization and Indebtedness
      Not required.

C.	Reasons for the Offer and Use of Proceeds
      Not required.

D.	Risk Factors
A further decline in information technology spending may result in a decrease in our revenues or lower growth rates.
      The recent slowdown in global economies has negatively affected the level of spending of our customers on information technology (IT) solutions. We cannot predict if or when the growth rate of worldwide economies will accelerate, or when or if demand for IT solutions will increase. A further decline or lack of growth in the demand for IT solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. Sustained economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.

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
      It is difficult to forecast the timing and recognition of our revenues because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend to twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

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
      We believe that large organizations will continue to adopt Web services and related integration and infrastructure solutions, including enterprise service bus (ESB) products. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises using Web services for integration and service-oriented architectures. If the enterprise adoption of Web services, and Web services based ESBs, for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.
      The acceptance of our Artix family of ESB products also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.
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
      The products that we offer include newly-launched products with a nascent customer adoption record. These products may contain defects that may be detected at any point in the product’s life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

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
      To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix and Artix products and fees from related services. We expect our Orbix products to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.
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
      We compete principally against vendors of:

•	enterprise infrastructure software;

•	enterprise application integration software;

•	Web services integration software;

•	enterprise service bus software (ESB); and

•	open source software projects and products.
      We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the demand for our products;

•	the development by others of software that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs;

•	the ability of our competitors to market their products aggressively and effectively; and

•	the ability of our competitors to hire, retain and motivate key personnel.
      In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for retaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.
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
      We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and expect to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

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
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if Japanese, U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected. If our revenues fail to grow we will become increasingly dependent on favorable tax rates to maintain our earnings.
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
      We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses, if adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.

Changes in the accounting treatment of stock options could adversely affect our results of operations.
      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment to require companies to expense employee stock options for financial reporting purposes, effective for fiscal years beginning after June 15, 2005. Such stock option expensing will require us to value our employee stock option grants pursuant to an option valuation formula and amortize that value against our earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation. When we are required to expense employee stock options in the future, this change in accounting treatment could materially and adversely affect our reported results of operations as the stock-based compensation expense would be charged directly against our reported earnings. For pro forma disclosure illustrating the effect such a change on our recent results of operations, see Note 1 of the Consolidated Financial Statements.
Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.
      To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to Nasdaq listing standards, we have been and will be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

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

Certain Investments
      During 2004, 2003 and 2002 we invested $1.1 million, $1.2 million and $5.2 million, respectively, for the purchase of property and equipment, for further investment in our management information systems and for capital expenditures.
      During 2004, 2003 and 2002 we invested $0.2 million, $0.1 million and $0.2 million, respectively, in technology, which had reached technological feasibility. In addition, our research and development expenditures in 2004, 2003 and 2002 were approximately $17.2 million, $27.1 million and $38.3 million, respectively.

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

      We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide. On December 31, 2004, we employed more than 340 people in 16 offices worldwide.
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
      For organizations with particularly large and complex IT environments, this mix of applications and technologies impedes innovation and competitive initiatives. For example, telecommunication providers retain existing customers and attract new customers largely on their abilities to respond efficiently to market changes, to innovate around product offers and product bundles, to empower customers with self-service opportunities, and to provide responsive and effective customer service. All of these initiatives are, at their core, driven by IT. If a telecommunications provider is unable to respond to its competitors’ offerings because its own IT systems cannot be made to work together, the complexity and diversity of those IT systems is a liability.
      Integration of IT systems persists as an issue of critical importance to large organizations. Since the early 1990s, IONA has built its integration products around two very significant open industry standards, initially CORBA and more recently Web services, and a unifying approach to designing and implementing large-scale systems referred to as service-oriented architecture, or SOA.
      CORBA. CORBA promised to make applications interoperable by exposing them as platform neutral services with interfaces based on a consensual standard. CORBA proved to be very popular for building and integrating systems where high performance, high transaction volumes, and high scalability were required, and for organizations with a long-term strategy for computing asset reuse and ongoing interoperability. For example, many of the world’s telephone network management systems are built on, and interoperate using, CORBA. A telephone call traverses numerous telephone network systems, interacting at extremely high speed with a number of billing applications, switches, and other systems, all integrated with CORBA.
      Web services. A growing number of organizations are now evaluating Web services technologies for their suitability as an integration solution. Descended from the World Wide Web, the most successful experiment in interoperability, Web services emanate from a collection of industry standards that specify how computer systems, or parts of systems, can be represented as business services. These standards also describe how data and transactions can be exchanged between computer systems, and how services can be discovered and identified.
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

      Service-oriented Architecture. SOA describes a technology-independent approach to building applications that focuses particularly on system integration and reuse of existing business computing functionality. SOAs encourage application developers to take a business-focused approach to building systems which ensures that IT organizations and line-of-business organizations have a common frame of reference.
      CORBA and Web services are naturally suited to SOAs. CORBA is the core technology supporting a number of very large SOA implementations. The architectural impact of Web services, coupled with their broad accessibility, makes Web services intriguing to organizations using SOAs. These organizations tend to be large and sophisticated and demand enterprise-wide integration solutions. For organizations focused on using SOAs, simple interoperability is not enough. Integration projects require additional, sophisticated security, availability, reliability and management capabilities, among others. CORBA and Web services standards address many of these advanced requirements.
IONA’s Opportunity
      Our opportunity is to provide standards-based solutions to organizations wanting to use Web services, CORBA and other technologies to solve enterprise integration problems or to develop and deliver SOAs.
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
      We have had an uncompromising commitment to industry standards since their inception. Our early support for CORBA was augmented by solutions built on later-evolving standards such as J2EE, XML and Web services. We are actively involved in industry organizations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards (OASIS), the TeleManagement Forum, the Parlay Group and the Web Services Interoperability Organization. IONA is a member of the Executive Committee of the Java Community Process (JCP) Program 2.0, an open community-based process to further develop and revise Java technology specifications.
      Our deep commitment to industry standards mitigates our customers’ risk of being locked into a proprietary solution from a single vendor. Therefore, our standards-based solutions provide our customers a lower total cost of ownership of software, developer training, implementation services, and ongoing support.
      Similarly, our demonstrated SOA expertise facilitates the connection of our customers’ IT assets to a common backbone which empowers these organizations to leverage and reuse their existing assets. The best SOAs are based on standards, which insulate the customer’s integration investments from future changes in technology, products, selling channels and business processes. As other integration vendors announce their product visions around Web services and SOAs, our solutions are already helping customers solve enterprise integration challenges with these technologies.
Strategy
      Our objective is to be the leading provider of standards-based enterprise integration solutions. To achieve this objective, we intend to continue to pursue the following:

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

•	Expand Our Customer Base, While Retaining Our Existing Customers. Many of our customers are large companies in a variety of industries that are deeply invested in both our products and our architectural approach to integration. The strategic importance of our products allows us, working with our partners, to develop strong relationships with our customers’ key technology decision makers. In addition, our strategic selling approach facilitates broad adoption of our products throughout a customer’s IT organization. All of these factors combine to represent an opportunity for us to continue to present new generations of technology solutions to our enterprise customers in the telecommunications, government and financial services industries. At the same time, the broader popularity of Web services gives us an opportunity to go outside of our traditional customer base to attract new customers with complex, costly and heterogeneous computing environments. We believe these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. We also believe these new customers will find our traditional architectural approach, combined with our new generation of Web services integration solutions, compelling and competitive.

•	Leverage and Expand Strategic Alliances. We understand that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to us. We are focused on leveraging our established relationships and forging new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have existing relationships with leading software and technology vendors, such as Sun Microsystems, JBoss, Business Objects and Manugistics, and global system integrators, such as BearingPoint and Computer Sciences Corporation (CSC). We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market presence.

Products
      We offer two product families, Artix and Orbix. Both products address the enterprise integration needs of our customers using standards-based technology. Orbix is the more mature of the two product families and continues to support critical applications in the telecommunications, financial services and government vertical markets. Artix is an enterprise service bus (ESB) product that provides critical infrastructure for enterprise integration based on a SOA. Both product families allow our customers to reduce the cost and complexity of their enterprise IT environment and to extend the life and value of their IT investments.
     Artix
      Artix is our extensible enterprise service bus (ESB) product family. Artix is Web services-based integration software for enterprise IT organizations with multiple generations of business applications, technologies and architectures. Artix makes these IT assets work together, forming the basis for an agile SOA.
      Artix is designed for organizations with complex and heterogeneous computing environments. These organizations use Artix to represent IT assets as Web services, making it easy to integrate these assets or to consolidate assets without disrupting operations.
      Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organizations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organizations reuse existing middleware and application functionality to create secure, manageable Web services integration projects.
      Artix is available on a wide range of hardware and software platforms including many variants of Unix as well as Microsoft platforms. IONA also offers a mainframe-based version of Artix that gives organizations the ability to Web service enable IBM’s Information Management Service, or IMS, and Customer Information Control System, or CICS, applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organizations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.
     Orbix
      Orbix is our original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.
      Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing their proprietary application interfaces with standards-based interfaces; to build new, service-oriented systems in Java or C++; to extend the value of mainframe assets by exposing them as services; and to non-intrusively augment existing systems with new functionality. Our Orbix offering is augmented by a second similar CORBA solution, Orbacus, which is available in source code form for those customers preferring a source-available product.
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
      As of December 31, 2004, our services organization comprised 53 employees.
Product Development and Management
      Our technology and products have traditionally been the result of internal development by our engineers and strategic acquisitions. Product development and management is concentrated primarily in our Dublin, Ireland headquarters and our U.S. subsidiary’s offices in Waltham, Massachusetts. Our product management organization collaborates with our marketing and sales organizations to increase sales of products and to develop customer and indirect sales relationships.

      As of December 31, 2004, we had 131 employees dedicated to research and development. Our research and development expenditures in 2004, 2003, and 2002 were approximately $17.2 million, $27.1 million, and $38.3 million, representing 25.3%, 36.6%, and 31.0% of total revenue in 2004, 2003, and 2002, respectively. We expect to continue investing significant resources in research and development in the future.
Customers
      Since our inception, we have licensed, directly or indirectly, our products to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. The following is a selected list of customers across some of our targeted industries:

Financial	Telecom	Government

Credit Suisse Group	BellSouth	Department of Homeland Security
JPMorgan Chase	SBC	National Geospatial-Intelligence Agency
Lehman Brothers	AT&T	U.S. Dept. of Transportation
Winterthur Insurance	Nokia	N.A.S.A.
Reuters	Marconi Sprint	U.S. Environmental Protection Agency
      No customer accounted for more than ten percent of our total revenue in 2004, 2003, or 2002.
      We derive a significant amount of our total revenue from customers located outside the United States. Revenue from customers located outside the United States was approximately 48.7%, 48.3%, and 38.8% of total revenue for 2004, 2003, and 2002, respectively. We expect revenue from customers located outside the United States to continue to represent a significant percentage of our total revenue for the foreseeable future.
Sales and Marketing
      We market our products and services through our marketing and direct sales organizations and through indirect channels including software vendors, system integrators, original equipment manufacturers, and value-added resellers. As of December 31, 2004, our sales and marketing organization consisted of 110 professionals.
      Our direct sales force consists of account managers and field and inside sales personnel, complemented by technical pre-sales and high-level product specialists who are available for customer visits. Our sales force and executive team maintain relationships with customers’ senior management for large-scale projects. Our sales force also maintains contact at the developer level to understand and serve the developer’s requirements.
      Our sales organization is divided into three geographical regions: the Americas, Asia-Pacific and Europe/ Middle East/ Africa. In addition, we dedicate members of our sales force to developing strategic relationships with our indirect channel partners.
      Our indirect distribution channels include leading software vendors, such as Business Objects and Manugistics; global system integrators, such as BearingPoint and CSC; leading original equipment manufacturers, such as Sun Microsystems, Intel and CISCO; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.
      Our marketing teams execute global marketing programs designed to create demand for our products and services. We rely on a variety of marketing programs for demand creation, including trade shows, limited duration evaluation software, direct marketing communications, Web casts, public relations, product literature and collateral, trade advertising, and a corporate Web site.

Competition
      Our sector of the software industry is very dynamic and very competitive. The growing industry enthusiasm for Web services and ESB products has increased competition levels as consumers begin to appreciate the potential value of Web services and Web services technology providers.
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
      We compete against:

•	Enterprise application infrastructure providers;

•	Enterprise application integration software vendors;

•	Web services integration companies;

•	Enterprise service bus (ESB) vendors;

•	open source software projects and products.
      We believe that the principal competitive factors that affect the market for our products include:

•	Potential customers’ perception of our market leadership in a demanding and fast-moving technology environment;

•	Our continued conformity to industry standards, and customers’ ongoing preference for standards-based products;

•	Breadth of product offerings;

•	Product features and functionality;

•	Product ease-of-adoption and ease-of-use;

•	Product quality;

•	Our customer service and support;

•	Security, reliability, availability and other enterprise qualities of service;

•	Product and service pricing; and

•	Our reputation and financial viability.
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
Employees
      As of December 31, 2004, we had 346 full-time employees, with 154 based in the Americas, 153 based in Europe/ Middle East/ Africa and 39 based in Asia-Pacific. These employees include 131 in product development and management, 53 in services, 17 in marketing, 93 in sales and 52 in finance and administration. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.
Legal Proceedings
      We are not a party to any legal proceedings that, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operations. We, however, are subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are material and resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.
Government Regulations
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.
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
      IONA Technologies PLC has 23 direct and indirect subsidiaries, of which three are significant—IONA Technologies, Inc. (IONA U.S.), incorporated in Delaware, IONA Technologies Japan, LTD (IONA Japan), incorporated in Japan and IONA Technologies Finance (IONA Finance),

incorporated in the Cayman Islands. IONA U.S., IONA Japan, and IONA Finance are wholly-owned by IONA Technologies PLC.

D.	Property and Equipment
      Our headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring on July 31, 2023, subject to our right to terminate the lease on July 31, 2013. As of December 31, 2004, we occupied 17,600 square feet of the office space and sublet approximately 22,880 square feet with the remainder deemed idle. The principal U.S. office of IONA U.S. is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 65,480 square feet of office space, under a lease expiring in 2006, subject to our right to renew for an additional term of five years expiring in 2011. As of December 31, 2004, we occupied approximately 30,359 square feet and sublet approximately 35,121 square feet. The principal office of IONA Japan is located in a leased facility in Tokyo, Japan. In addition, our wholly-owned subsidiaries maintain offices in Colorado, California, Illinois, Virginia, Texas, Newfoundland, Frankfurt, Munich, Milan, Paris, London, Zurich, Beijing and Shanghai. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We do not expect in the near future to move to new, or expand into additional, facilities. However, in the event of any such move or expansion there could be a material adverse effect on our business, financial condition and results of operations or a disruption in the development or marketing of products. For more information, please see Item 3.D. “Risk Factors.”

Item 5.	Operating and Financial Review and Prospects
      The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements for the periods specified and associated notes included in Item 3.A. “Selected Financial Data.” The following discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost reduction efforts; the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. Further reference should be made to Item 3.D. “Risk Factors.”

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
      Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations (collectively, SOP 97-2). In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.
      Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. No single customer accounted for more than 10% of total revenue in 2004, 2003, or 2002.
      To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

      Our total revenue was approximately $68.0 million in 2004, $74.2 million in 2003 and $123.2 million in 2002. Total revenue from customers located outside the United States was approximately $33.2 million, or 48.7% of total revenue, in 2004, $35.9 million, or 48.3% of total revenue, in 2003 and $47.8 million, or 38.8% of total revenue, in 2002. As a percentage of total revenue, product revenue was approximately 45.2% in 2004, 48.2% in 2003 and 59.6% in 2002.
      Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue were approximately 99.2%, 98.5% and 97.7% in 2004, 2003 and 2002, respectively. Service gross margins as a percentage of service revenue were approximately 68.4%, 62.9% and 48.9% in 2004, 2003 and 2002, respectively. The increase in service gross margin from 2003 to 2004, and from 2002 to 2003 was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates.
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.
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
      In 2001, we obtained from Software AG, Inc. a non-exclusive license to Sagavista application integration software for $10.0 million.
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

      Our assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of OOC, Netfish and the Sagavista application integration software of Software AG, including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. We recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of OOC, Netfish, and the Sagavista application integration software of Software AG of approximately $4,461,000, $11,496,000 and $6,250,000, respectively. These impairment losses (reflected in the Consolidated Statement of Operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition in 2002, as a result of changes in product strategy, in reaction to market conditions, which resulted in changes to our product suite and the elimination of certain other purchased technologies from our product suite, an impairment loss of approximately $6,379,000 was recorded, equivalent to the carrying values of these purchased technologies.
      In October 2004, we received $600,000 from our insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $600,000 of income.
Critical Accounting Policies and Estimates
      Our Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue Recognition;

•	Restructuring Charge;

•	Allowances for Doubtful Accounts;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets; and

•	Foreign Currency.
      In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Notes to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Revenue Recognition
      We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations issued by the American Institute of Certified Public Accountants (collectively, SOP 97-2), we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.
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
      We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.
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

Restructuring Charge
      During 2004, 2003, and 2002, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At December 31, 2004, there were various accruals recorded for the costs to terminate employees and exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates of severance payments, sublease income or the period of time the facilities will be vacant and subleased. During 2004, we reached final settlement with several employees that had been included in the 2003 restructuring charge. The settlements resulted in a credit to the 2004 restructuring charge of $560,000. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
      In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
      These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.

Allowances for Doubtful Accounts
      We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform analyses, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Consolidated Statement of Operations.

Legal Contingencies
      We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.

Accounting for Income Taxes
      Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.
      Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of December 31, 2004, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase net income (loss) in the period such a determination was made.
      In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions for income taxes have been made.

Impairment of Other Non-Current Assets
      Other Non-Current Assets represents costs of technology acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized to the Consolidated Statement of Operations over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:

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

Foreign Currency
      The U.S. dollar is the functional currency for the Company. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2004, 2003 or 2002.
Taxation
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. See Item 10.E. “Taxation.” We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted.”
Recent Accounting Pronouncements
      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R Share-Based Payment (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required. We plan to adopt SFAS 123R on January 1, 2006.
      Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. We have not yet determined the method of adoption we will use. We have not completed our evaluation of the effects of adopting SFAS 123R.

Results of Operations
      The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,

	2004	2003	2002

Revenue:
Product revenue	45.2%	48.2%	59.6%
Service revenue	54.8	51.8	40.4

Total revenue	100.0	100.0	100.0

Cost of revenue:
Cost of product revenue	0.4	0.7	1.4
Cost of service revenue	17.3	19.3	20.6

Total cost of revenue	17.7	20.0	22.0

Gross profit	82.3	80.0	78.0
Operating expenses:
Research and development	25.3	36.6	31.0
Sales and marketing	43.4	55.9	59.1
General and administrative	12.6	13.8	10.8
Amortization of other non-current assets	0.8	1.1	8.2
Restructuring	—	27.7	16.9
Impairment of goodwill	—	—	224.6
Adjustment of acquisition liabilities	(0.9)	—	—
Impairment of intangible assets and fixed assets	—	4.4	26.3

Total operating expenses	81.2	139.5	376.9

Income (loss) from operations	1.1	(59.5)	(298.9)
Interest income, net	0.4	0.7	0.9
Net exchange (loss) gain	(0.4)	0.5	(0.4)

Income (loss) before provision for income taxes	1.1	(58.3)	(298.4)
Provision for income taxes	0.8	1.3	1.3

Net income (loss)	0.3%	(59.6)%	(299.7)%

Gross profit:
Product (as a percentage of product revenue)	99.2%	98.5%	97.7%
Service (as a percentage of service revenue)	68.4%	62.9%	48.9%
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total Revenue
      Total revenue decreased by 8.3% to $68.0 million in 2004 from $74.2 million in 2003. Total revenue from customers located outside of the United States represented 48.7% of total revenue in 2004 and 48.3% of total revenue in 2003, or $33.2 million and $35.9 million, respectively. The total number of revenue transactions over $250,000 decreased from 62 in 2003 to 55 in 2004. There was an increase in average deal size from approximately $51,000 in 2003 to $53,000 in 2004. No customer accounted for more than 10% of our total revenues in 2004 or 2003.
      Product Revenue. Product revenue decreased by 14.0% to $30.7 million in 2004 from $35.7 million in 2003. The decrease in product revenue was attributable to a decline in sales of our Orbix products.
      Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 3.0% to $37.3 million in 2004 from $38.5 million in 2003. The decrease in service revenue was attributable to the expiration of support agreements relating to acquired technology no longer requiring support, as well as a general reduction in consulting and support revenue resulting from the decline in product revenue.

Cost of Revenue
      Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.2 million, resulting in a product gross margin of 99.2%, in 2004 compared to $0.5 million, resulting in a product gross margin of 98.5%, in 2003. The increase in product gross margin was primarily attributable to shipping and material efficiencies and lower third-party royalty expenses due to a decrease in the proportion of products sold that contain third-party software embedded with our software product offerings.
      Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $11.8 million, resulting in a service gross margin of 68.4%, in 2004 compared to $14.3 million, resulting in a service gross margin of 62.9%, in 2003. The increase in service gross margin was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates. The average number of service personnel decreased from 80 in 2003 to 56 in 2004.

Operating Expenses
      Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $17.2 million, or 25.3% of total revenue, in 2004 compared to $27.1 million, or 36.6% of total revenue, in 2003. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003 (as described below in “Restructuring”). The average number of research and development personnel decreased from 159 in 2003 to 125 in 2004. We expect that research and development expenses will remain at similar aggregate dollar amounts in 2005.
      Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $29.5 million, or 43.4% of total revenue, in 2004 compared to $41.5 million, or 55.9% of total revenue, in 2003. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003 (as described below in “Restructuring”), as well as a decrease in sales commissions of approximately $3.5 million that resulted from lower license revenue and a change in our commission structure during 2004. The average number of sales and marketing personnel decreased from 168 in 2003 to 111 in 2004. We expect that sales and marketing expenses will increase in dollar amount in 2005.
      General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $8.5 million, or 12.6% of total revenue, in 2004 compared to $10.3 million, or 13.8% of total revenue, in 2003. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in

2003 (as described below in “Restructuring”). The average number of general and administrative personnel decreased from 72 in 2003 to 53 in 2004. We expect that general and administrative expenses will remain at similar aggregate dollar amounts in 2005.
      Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility.
      Amortization of other non-current assets was $0.6 million, or 0.8% of total revenue in 2004, compared to $0.8 million, or 1.1% of total revenue in 2003. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over three to four years.
      Restructuring. In 2004, we recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions. Also, during 2004, we released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits. Cash outlays associated with the restructuring plans initiated in 2004, 2003, 2002, and previous periods totaled approximately $6.0 million during 2004, including approximately $2.5 million in severance and related benefits paid to employees worldwide and $3.5 million in facility closure costs.
      In 2003, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.5 million have been recorded related to these initiatives. Restructuring expenses included approximately $11.0 million representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies. In addition, the restructuring plans included costs totaling approximately $9.5 million associated with the closure and consolidation of office space, principally in the United States and Ireland.
      Adjustment of Acquisition Liabilities. In October 2004, we received $0.6 million from our insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $0.6 million of income.
      Impairment of Intangible Assets and Fixed Assets. In 2004, there was no impairment of intangible assets and fixed assets. In 2003, we recorded a $3.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, which we identified as indicators of impairment under SFAS 144, we recorded a non-cash impairment charge of $0.1 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.2 million charge for the fixed assets and related costs, for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

Income (Loss) from Operations
      We generated an operating income of $0.7 million, or 1.1% of total revenue, in 2004 compared to an operating loss of $44.1 million, or 59.5% of total revenue, in 2003. The increase in operating income for 2004 compared to 2003 was primarily the result of the impact of restructuring and impairment charges in 2003 in addition to savings in 2004 from the cost reduction measures and restructuring plans implemented by management in 2003.

Other Income, Net
      Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.3 million in 2004 compared to $0.5 million in 2003. The decrease in interest income, net was due primarily to unrealized losses on investments, specifically bonds, that were affected by increasing interest rates.

      Net exchange loss was $0.3 million in 2004 compared to a net exchange gain of $0.3 million in 2003. The net exchange loss for 2004 was primarily due to the weakening of the U.S. dollar against the Euro offset by a strengthening of the Japanese Yen versus the U.S. Dollar.

Income Taxes
      Income taxes were $0.6 million in 2004 compared to $0.9 million in 2003. The reduction in the provision of income taxes in 2004 compared to 2003 reflects losses incurred domestically and in certain foreign jurisdictions. See “Factors Affecting Future Results—If our effective tax rate increases, our business and financial results would be adversely impacted.”
      At December 31, 2004, we had a net operating loss carryforwards of approximately $107.5 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2024 if not previously utilized. At December 31, 2004, we also had net operating loss carryforwards of approximately $117.6 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely.
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
      Cost of Service Revenue. Cost of service revenue was $14.3 million, resulting in a service gross margin of 62.9%, in 2003 compared to $25.5 million, resulting in a service gross margin of 48.9%, in 2002. The increase in service gross margin was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates. The average number of service personnel decreased from 142 in 2002 to 80 in 2003.

Operating Expenses
      Research and Development. Research and development expenses were $27.1 million, or 36.6% of total revenue, in 2003 compared to $38.3 million, or 31.0% of total revenue, in 2002. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in “Restructuring”) with the increase in research and development expenses as a percentage of total revenue due to declining revenues. The average number of research and development personnel decreased from 226 in 2002 to 159 in 2003.
      Sales and Marketing. Sales and marketing expenses were $41.5 million, or 55.9% of total revenue, in 2003 compared to $72.9 million, or 59.1% of total revenue, in 2002. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in “Restructuring”), in addition to a decrease in promotional and public relations activities of approximately $4.3 million, as well as a decrease in sales commissions of approximately $3.0 million that resulted from lower license revenue during 2003. The average number of sales and marketing personnel decreased from 301 in 2002 to 168 in 2003.
      General and Administrative. General and administrative expenses were $10.3 million, or 13.8% of total revenue, in 2003 compared to $13.3 million, or 10.8% of total revenue, in 2002. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in “Restructuring”) with the increase in general and administrative expenses as a percentage of total revenue due to declining revenues. The average number of general and administrative personnel decreased from 110 in 2002 to 72 in 2003.
      Amortization of Other Non-Current Assets. Effective January 1, 2002, we adopted SFAS 142, which changed the accounting for goodwill and intangible assets with indefinite lives, but required intangible assets such as purchased technologies to continue to be amortized over their useful economic lives. Upon adoption of SFAS 142 in January 2002, the net carrying amount of assembled workforce of $6.9 million was reclassifed from other non-current assets to goodwill. SFAS 142 requires intangible assets that are amortizable to be reviewed for impairment in accordance with SFAS 144.
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
      Amortization of other non-current assets was $0.8 million, or 1.1% of total revenue in 2003, compared to $10.1 million, or 8.2% of total revenue in 2002. The decrease in amortization of other non-current assets is primarily attributable to the reduction in the carrying value of purchased technologies resulting from the impairment charge recorded in October 2002. Other non-current assets are amortized on a straight-line basis over three to four years.
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

Income (Loss) from Operations
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

Income Taxes
      Income taxes were $0.9 million in 2003 compared to $1.5 million in 2002. The reduction in the provision of income taxes in 2003 compared to 2002 reflects losses incurred domestically and in certain foreign jurisdictions. See “Factors Affecting Future Results— If our effective tax rate increases, our business and financial results would be adversely impacted.”
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

Exposure to Currency Fluctuations
      Our Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of $0.3 million in 2004 and an exchange gain of $0.3 million in 2003. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 11 “Quantitative and Qualitative Disclosure About Market Risk.” We had no derivative or hedging transactions in 2004, 2003 and 2002.

B.	Liquidity and Capital Resources
      Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At December 31, 2004, we had cash and cash equivalents, restricted cash, and marketable securities of $59.9 million, representing an increase of $3.3 million from December 31, 2003.
      Net cash provided by operating activities was $4.8 million in 2004 compared to net cash used in operating activities of $3.4 million in 2003 and $66.8 million in 2002. The increase in cash provided by operating activities from 2003 to 2004 reflects primarily an increase in net income, a decrease in accounts receivable, and the net sales of marketable securities, offset by a decrease in accruals and other liabilities and deferred revenue. The decrease in cash used in operating activities from 2002 to 2003 reflects primarily decreases in net loss, accounts receivable, prepaid expenses and other assets, the sale of marketable securities, and an increase in restricted cash and other accrued liabilities relating to restructuring charges, partially offset by a decrease in deferred revenue.
      As of December 31, 2004, we had approximately $3.5 million of irrevocable letters of credit outstanding in connection with facility leases and the satisfaction of amounts owed to a previous landlord, of which approximately $0.5 million renews annually for the duration of the lease terms, which expire in July 2006 and May 2007 and $3.0 million is payable upon demand. The investments pledged for security of the letters of credit are presented as restricted cash in the consolidated balance sheets.
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
      Net cash used in investing activities was $1.3 million, $1.2 million and $5.4 million in 2004, 2003 and 2002, respectively. The increase from 2003 to 2004 relates primarily to the lack of proceeds from the disposal of property and equipment. The decrease from 2002 to 2003 related primarily to a decrease in capital investments. We expect capital expenditures in fiscal year 2005 to remain flat.
      Net cash provided by financing activities was $1.6 million, $2.2 million and $66.0 million in 2004, 2003, and 2002, respectively. In 2004 and 2003, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan. In 2002, net cash provided by financing activities resulted primarily from the proceeds from the completion of our public offering in February 2002 of $63.4 million and $2.6 million from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan.
      We are obligated to make average lease payments of approximately $3.0 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $2.2 million per year through 2006 with respect to IONA U.S.’s Waltham, Massachusetts facility; approximately $0.6 million per year through 2006 with respect to our U.S. subsidiary’s San Mateo, California facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to IONA U.S.’s New York, New York facility; approximately $0.2 million through 2006 with respect to IONA Japan’s Tokyo, Japan facility and approximately $0.1 million through 2006 with respect to our London, U.K. facility.
      As of December 31, 2004, future minimum lease payments under contractual operating lease obligations includes approximately $7.6 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the consolidated balance sheets.
      At December 31, 2004 and 2003 we had $56.4 million and $52.9 million in cash, cash equivalents and marketable securities, respectively. We anticipate our operating expenses will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.
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
      For a discussion of our research and development activities, patents and licenses, please see Item 4.B. “Business Overview—Product Development and Management” and “Business Overview—Patents and Proprietary Technology.”
      The total amount spent in the last three years on IONA-sponsored research and development activities is $82.6 million excluding intangible assets and in-process research and development. Of that amount, $17.2 million was spent in 2004, $27.1 million was spent in 2003 and $38.3 million was spent in 2002.

D.	Trend Information
      For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. “Operating Results” and 5.B. “Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements
      Not Applicable.

F.	Tabular Disclosure of Contractual Obligations
      We lease office space under non-cancelable operating leases with various expiration dates through 2013. Future minimum lease payments under all operating leases as of December 31, 2004 are as follows:

	Payment Due by period

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(U.S. dollars in thousands)
Operating Lease Obligations	$32,564	$6,725	$8,462	$6,479	$10,898
      As of December 31, 2004, approximately $7.6 million of the $32.6 million contractual operating lease obligations has been accrued as a result of our restructuring plans initiated in 2003, 2002, and 2001.
      As of December 31, 2004, approximately $0.4 million of contractual severance obligations have been accrued as a result of our restructuring plans in 2004.

G.	Safe Harbor
      The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended applies to forward-looking information provided pursuant to Item 5.F above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
      The names of our executive officers and directors as of April 30, 2005, and certain biographical information furnished by them, are set forth below.

Name	Age	Position

Kevin Melia†‡	57	Chairman of the Board
Christopher J. Horn	48	Vice Chairman of the Board
Peter M. Zotto+	60	Chief Executive Officer and Director
Daniel Demmer+	40	Chief Financial Officer
Eric Newcomer+	50	Chief Technology Officer
Christopher M. Mirabile+	38	General Counsel and Secretary
Lawrence E. Alston, Jr.+	43	Vice President of Marketing
William McMurray+	43	Vice President of Worldwide Sales
Sean Baker	46	Chief Scientific Officer and Director
William Burgess†	58	Non-Executive Director
John Conroy†‡	45	Non-Executive Director
Ivor Kenny*‡	75	Non-Executive Director
James D. Maikranz*	59	Non-Executive Director
Francesco Violante*	54	Non-Executive Director

†	Member of Audit Committee

*	Member of Compensation Committee

‡	Member of Nominating and Corporate Governance Committee

+	Designated as an executive officer of IONA by the Board of Directors on April 14, 2005.
      Kevin Melia has served as our Chairman of the Board since May 2003. Mr. Melia served as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of eircom Group PLC, an Irish based telecommunications company, Lightbridge, Inc., a U.S. based transaction processing software company, Manugistics, Inc., a U.S. based demand and supply chain software solutions company and RadiSys Corp., a U.S. based embedded solutions company.
      Christopher J. Horn has served as our Vice Chairman of the Board since April 14, 2005. Dr. Horn served as our Chief Executive Officer and as an executive director from May 2003 until April 14, 2005. Dr. Horn served as our Chairman of the Board since our inception through May 2003. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA’s Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn is Chairman of the Irish Management Institute (IMI) in Dublin and serves as a director for the charitable organization UNICEF Ireland. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.
      Peter M. Zotto has served as our Chief Executive Officer since April 14, 2005. Mr. Zotto has served as an executive director since April 14, 2005. Mr. Zotto served as our Chief Operating Officer from October 2003 until April 14, 2005 and as our President from October 2004 until April 14, 2005. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as president of Claright from April 2001 through October 2003. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit. Mr. Zotto holds a B.A. in Political Science from the University of New Hampshire and is a graduate of the Executive Management Program at Harvard Business School.
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
      Eric Newcomer has served as our Chief Technology Officer since April 2002. From November 1999 to March 2002, he served as our Vice President of Engineering, Web Services Integration Products. Before joining IONA, Mr. Newcomer was a Senior Member of Technical Staff and Manager of the COM+ Expertise Center, Enterprise Application Server Engineering, NT Program Office, at Digital Equipment Corporation/ Compaq Computer Corporation from October 1997 to October 1999. Mr. Newcomer is a member of the XML Protocols and Web Services Architecture working groups at the W3C and IONA’s Advisory Committee representative to UDDI.org. Mr. Newcomer is a co-author of Understanding SOA with Web Services published in December 2004 by Addison Wesley, author of Understanding Web Services published in May 2002 by Addison Wesley, co-author of Principles of Transaction Processing published in January 1997 by Morgan Kaufman and the author and/or co-author of numerous whitepapers and articles. Mr. Newcomer received his B.A. in American Studies from Antioch College, with a minor in computer science.
      Christopher M. Mirabile has served as our General Counsel and Secretary since September 2003. Mr. Mirabile served as our Senior Counsel from 1997 to 2000 and as our Corporate Counsel from 2000 until 2003. Prior to joining IONA, Mr. Mirabile was a lawyer in the business practice group at Testa, Hurwitz & Thibeault, LLP of Boston, Massachusetts. Before beginning his legal practice, Mr. Mirabile was a management consultant with Price Waterhouse LLP in their Strategic Consulting Group. Mr. Mirabile received his J.D. from Boston College Law School and his B.A. from Colgate University.
      Lawrence E. Alston, Jr. has served as our Vice President of Marketing since May 2004. Prior to joining IONA, Mr. Alston served as Vice President, Products of Pantero Corporation, a U.S. based data interoperability solutions company, from March 2003 through May 2004. Mr. Alston served as Vice President of Product Management and Strategy from 2000 through 2002 at eXcelon Corporation (formerly known as Object Design, Inc.), a U.S. based software infrastructure, products, services and solutions company, and prior to that held various positions in product management and marketing at eXcelon Corporation from 1993 through 2000. Mr. Alston earned his B.S. degree from University of Massachusetts and his M.B.A. from Northeastern University.
      William McMurray has served as our Vice President of Worldwide Sales since January 2004. Prior to joining IONA, Mr. McMurray held senior vice president positions with Parametric Technology Corporation, U.S. based lifecycle management software solution company (PTC), with responsibility for Asia South and then Northern Europe. Before joining PTC in 2001, Mr. McMurray had full responsibility for all software, services and maintenance business for Level 8 Systems, Inc., a U.S. based integration application software company, as the Senior Vice President and General Manager for Europe and Asia Pacific. Mr. McMurray joined Level 8 Systems, Inc. in 1999 with the acquisition of Seer Technologies where he had served as the Vice President for the Americas and Asia Pacific regions. Before joining Seer Information Technology, Inc., a U.S. based software consulting company, in 1995, Mr. McMurray served as National Director of Software Sales for IBM Australia Ltd. Mr. McMurray earned his Bachelor of Economics from Adelaide University.

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
      William Burgess has served as a non-executive director since January 2003. From 1991 to 2002, Mr. Burgess served as Managing Director of IBM Ireland, an Irish subsidiary of IBM Corporation. Mr. Burgess joined IBM in 1967 and held a variety of positions in sales, technology and management. Mr. Burgess serves as a director of Ulster Bank Limited, Ulster Bank Ireland Limited, and First Active PLC, each wholly-owned subsidiaries of the Royal Bank of Scotland. Mr. Burgess is also a director of Fineos Corporation and Software Resources Limited, each an Irish headquartered software company. Mr. Burgess holds a degree in engineering from Trinity College, Dublin.
      John Conroy has served as a non-executive director since May 2001. Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company, since 1999. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates eircom Group PLC, an Irish telecommunications company and several eircom Group PLC affiliates, including parent company Valentia Telecommunications Limited. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for the Irish based company NCB Stockbrokers Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.
      Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny, as a Senior Research Fellow at University College Dublin, works with international organizations on their business strategies. He is also the author of eleven books on strategic leadership. He is a director of the Irish based international media and communications group Independent News and Media PLC and a former Chairman of the Irish based Smurfit Paribas Bank and of Odyssey PLC. He was a director of Kerry Group PLC until May 2001. He is also President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities.
      James D. Maikranz has served as a non-executive director since July 2001. Mr. Maikranz was employed by J.D. Edwards & Company, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards & Company, Mr. Maikranz was employed by SAP AG, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz was a founder and member of the Board of Directors of the Chaptec Solutions Company, a management consulting firm. Mr. Maikranz has also been an advisory board member for i2 Technologies, Inc., a supply chain optimization company, and is currently on the board of directors of Servigistics, Inc., a global service parts management solutions company, Taleo Corporation (formerly known as Recruitsoft, Inc.), a staffing management services and solutions company, DataSynapse, Inc., a grid computing software application company, and E5 Systems, Inc., a global outsourcing labor firm.
      Francesco Violante has served as a non-executive director since May 2001. Mr. Violante served as Regional Vice President of Electronic Data Systems Corp Europe from October 2000 to May 2003. Since May 2003, Mr. Violante has served as Managing Director of SITA, Inc., a Swiss based global airline reservation systems company, and prior to that as Senior Vice President from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia SpA, an Italian telephone company, from September 1998 to October 1999. Mr. Violante has also held numerous executive management positions at Compaq Corporation Europe and Digital Equipment Corporation.

B.	Compensation
      The following table sets forth information concerning the aggregate compensation paid to our directors and executive officers as a group during the fiscal year ended December 31, 2004:

Long-Term Compensation

			Number of	Pension Retirement
	Salary and		Securities Underlying	and
	Fees($)	Bonus($)	Options(#)	Similar Benefits($)

All directors and executive officers as a group (12 persons)(1)	$1,783,312	$547,240	1,398,330	$69,998

(1)	These amounts do not include compensation paid to persons who were not designated as an executive officer of IONA at any time during the fiscal year ended December 31, 2004.
      The following table sets forth information concerning total compensation paid to our directors during the fiscal year ended December 31, 2004:

			Director’s
Name	Salary	Bonus	Fees	Total

Kevin Melia	—	—	$160,500	$160,500
Christopher J. Horn	$309,654	$150,293	—	$459,947
Peter Zotto(1)	$240,000	$112,000	—	$352,000
Sean Baker	$101,983	$15,000	—	$116,983
William Burgess	—	—	$63,000	$63,000
John Conroy	—	—	$60,000	$60,000
Ivor Kenny	—	—	$69,000	$69,000
James D. Maikranz	—	—	$49,500	$49,500
Francesco Violante	—	—	$57,000	$57,000

(1)	Mr. Zotto was appointed as our Chief Executive Officer and a Director on April 14, 2005.
      Mr. Zotto entered into an employment agreement with us dated April 14, 2005. In connection with the employment agreement, Mr. Zotto became our Chief Executive Officer and was appointed as a director until our 2005 Annual Meeting, where the Board of Directors will recommend to our shareholders that Mr. Zotto be elected as a director. Mr. Zotto’s initial employment term will be for three years, followed by successive one-year employment terms unless terminated in accordance with the employment agreement. Mr. Zotto is entitled to an annual base salary of $320,000 and an annual bonus of up to $224,000, based on the achievement of certain company and individual performance objectives. If Mr. Zotto is terminated by us other than for “Cause” or terminates his employment for “Good Reason”, each as defined in the employment agreement, he will be entitled to (a) payment of all “Accrued Obligations”, as defined in the employment agreement, (b) lump sum payment of 18 months of his base salary in effect at the termination date, (c) 150% of the target bonus payable to him, and (d) immediate vesting of all unvested stock, stock options, awards and rights to the extent they would have become vested and exercisable if Mr. Zotto’s employment had continued to the date that is 18 months after the termination date. In the event Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he shall not be entitled to receive any payments, severance or other benefits under the employment agreement, except for the payment of Accrued Obligations.
      In 2004, Mr. Melia, who has served as our non-executive Chairman of the Board, received special remuneration in the amount of $84,000 for his service as the Chairman of the Board. In addition, each non-executive director (other than the non-executive Chairman of the Board) received fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. From January 2004 to May 2004, the non-executive Chairman of the Board received fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000. From June 2004 to December 2004, the non-

executive Chairman of the Board received fees of $3,000 per month and $3,000 per meeting attended for which he served as Chairman, subject to an annual maximum of $72,000. Each committee chairman received $3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of $12,000 per person. Each committee member (other than the chairmen) received $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.
      The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2004:

	Number of Options	Exercise
	To Purchase Ordinary	Price Per
Name(1)	Shares Granted	Share	Expiration Date

Kevin Melia	21,000	$3.42	2014
Christopher J. Horn	—	—	—
Peter M. Zotto	70,000	$3.26	2014
Daniel Demmer	80,000	$3.26-7.33	2014
Eric Newcomer	55,000	$3.26-7.33	2014
Sean Baker	18,000	$3.26-7.33	2014
Christopher M. Mirabile	55,000	$3.26-7.33	2014
William Burgess	3,000	$3.42	2014
John Conroy	3,000	$3.42	2014
Ivor Kenny	21,000	$3.42	2014
James D. Maikranz	3,000	$3.42	2014
Francesco Violante	21,000	$3.42	2014

(1)	This table does not include options granted to persons who were not designated as an executive officer of IONA at any time during the fiscal year ended December 31, 2004.
      All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes and of arrangements for future grants of options to our executive officers, please see Item 6.E. “Share Ownership.”

C.	Board Practices
      The following table sets forth certain information concerning our directors and executive officers as of December 31, 2004:

			Termination/Renewal
Name	Office(s) Held	Commencement of Office	Date of Office(1)

Kevin Melia	Non-Executive Director	May 1994	2005
	Chairman	May 2003	Not applicable
Christopher J. Horn(2)	Director	March 1991	May 2006
	Chief Executive Officer	May 2003	Not applicable
Peter M. Zotto(3)	President	October 2004	Not applicable
	Chief Operating Officer	October 2003	Not applicable
Daniel Demmer	Chief Financial Officer	May 2000	Not applicable
Eric Newcomer	Chief Technology Officer	April 2002	Not applicable
Sean Baker	Director	March 1991	2005
	Chief Scientific Officer	May 2003	Not applicable
Christopher M. Mirabile	General Counsel	September 2003	Not applicable
	Secretary	September 2003	Not applicable
William Burgess	Non-Executive Director	January 2003	2006
John Conroy	Non-Executive Director	May 2001	2006
Ivor Kenny	Non-Executive Director	August 1999	2007
James D. Maikranz	Non-Executive Director	July 2001	2005
Francesco Violante	Non-Executive Director	May 2001	2007

(1)	Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed. On April 14, 2005, our Board of Directors designated our executive officers to include only those individuals listed as executive officers in Item 6.A. above.

(2)	On April 14, 2005, Dr. Horn appointed non-executive Vice Chairman of our Board of Directors and resigned as our Chief Executive Officer.

(3)	On April 14, 2005, Mr. Zotto was appointed our Chief Executive Officer and a Director.
      We have not entered into any service agreements with our non-executive directors. We pay each non-executive director fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. In March 2005 the meeting fees payable to the Chairman of the Audit Committee and the members of the Audit Committee were adjusted. Effective from March 2005, we pay the Chairman of the Audit Committee $3,000 for each Audit Committee meeting the Chairman conducts, subject to a maximum aggregate payment of $24,000 per annum. Effective from March 2005, we pay the members of the Audit Committee $1,500 for each Audit Committee meeting they attend, subject to a maximum aggregate payment of $12,000 per annum. We pay the Chairman of the Compensation Committee and the Chairman of the Nominating and Corporate Governance Committee $3,000 per meeting of the committee the Chairman conducts, subject to an annual maximum of $12,000 per person. We pay each Compensation Committee and Nominating and Corporate Governance Committee member (other than the chairmen) $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. We pay our non-executive Chairman of the Board of Directors $3,000 per month and $3,000 per meeting attended for which he served as Chairman, subject to an annual maximum of $72,000. In addition, we pay our non-executive Chairman of the Board annual special remuneration of $84,000 for serving as Chairman of the Board of Directors. In addition to the non-executive director fees paid to our non-executive Vice Chairman of the Board ($3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000), we also pay our non-executive Vice Chairman of the Board annual special remuneration of $42,000 for serving as Vice Chairman of the Board of Directors.
      In February 2003, our Board of Directors adopted the Non-Executive Directors Change in Control Plan, a copy of which has been filed as Exhibit 4.12 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under this plan, if there is a change in control of IONA, all of the unvested stock options held by our non-executive directors will vest and our non-executive directors will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever are higher.
      The executive directors each have contracts of employment. For more information concerning employment agreements and benefits provided to our executive officers upon termination of employment, please see Item 6.B “Compensation” and Item 10.C. “Material Contracts.”

Board Committees
      Audit Committee. The Audit Committee oversees our accounting and financial reporting process and the audits of our financial statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. In January 2004, the Audit Committee was composed of Mr. Conroy, Dr. Kenny and Mr. Melia. In February 2004, the Board elected new members of the Audit Committee and adopted a new charter, a copy of which has been filed as Exhibit 14.2 to our annual report on Form 20-F for the year ended December 31, 2003. Since February 2004, the Audit Committee has been composed of Mr. Conroy, Mr. Melia, and Mr. Burgess. Mr. Burgess currently serves as Chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for us and reviews the scope and results of our audit and its costs, effectiveness and the adequacy of the internal financial and accounting controls.
      Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee consults with the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive directors and has access to professional advice inside and outside the Company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our option schemes and administration of our 1999 Employee Share Purchase Plan. In January 2004, the Compensation Committee was composed of Dr. Kenny, Mr. Melia and Mr. Violante. The Board elected new members of the Compensation Committee in February 2004. Since February 2004, the Compensation Committee has been composed of Dr. Kenny, Mr. Maikranz, and Mr. Violante. Dr. Kenny currently serves as Chairman of the Compensation Committee.
      Nominating and Corporate Governance Committee. In March 2004, the Board of Directors reconstituted the Nominating Committee as the Nominating and Corporate Governance Committee and adopted a new charter, a copy of which has been filed as Exhibit 14.3 to our annual report on Form 20-F for the year ended December 31, 2003. Under its charter, the Nominating and Corporate Governance Committee reviews the composition, size and organization of the Board of Directors and makes recommendations to the Board of Directors with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct and Ethics (the Code of Business Conduct) at least annually and monitors compliance with the Code of Business Conduct. In January 2004, the Nominating Committee was composed of Dr. Horn, Mr. Maikranz and Mr. Conroy. In February 2004, the Board elected new members of the Nominating Committee. Since February 2004, the Nominating and Corporate Governance Committee has been composed of Mr. Melia, Dr. Kenny and Mr. Conroy. Mr. Melia currently serves as Chairman of the Nominating and Corporate Governance Committee.

D.	Employees
      For a discussion regarding our employees, please see Item 4.B. “Business Overview — Employees.”
      The following table sets forth information concerning the number of persons employed by us at the end of each of our last three fiscal years:

	As of December 31,

	2004	2003	2002

Product Development and Management	131	123	197
Services	53	62	102
Marketing	17	18	25
Sales	93	97	209
Finance and Administration	52	53	95

Total	346	353	628

E.	Share Ownership
      The following table sets forth certain information as of April 30, 2005 concerning the share ownership and outstanding share options of those individuals serving as directors and executive officers during the fiscal year ended December 31, 2004.

	Number of		Number of
	Ordinary	Percentage of	Ordinary Shares
	Shares	Outstanding	Which May be	Range of
	Beneficially	Ordinary	Acquired Under	Exercise Price	Expiration Date
Name	Owned	Shares(1)	Option Schemes	of Options	of Options

Kevin Melia	24,444	*	184,250	$2.25-74.50	2009-2014
Christopher J. Horn(2)	2,338,414	6.73%	200	$13.63-18.75	2008-2009
Peter M. Zotto(3)	—	—	620,000	$3.00-5.30	2013-2015
Daniel Demmer	11,000	—	264,113	$1.99-7.33	2013-2015
Eric Newcomer	5,234	*	169,632	$1.99-7.33	2013-2015
Sean Baker	1,170,885	3.37%	77,700	$1.99-7.33	2008-2014
Christopher M. Mirabile	200	*	142,101	$1.99-7.33	2013-2015
John Conroy	18,000	*	57,000	$2.25-43.15	2011-2014
Ivor Kenny	11,800	*	74,334	$2.25-74.50	2009-2014
James Maikranz	—	—	39,000	$2.25-33.80	2011-2014
Francesco Violante	1,300	*	57,000	$2.25-43.15	2011-2014
William Burgess	5,000	*	33,000	$3.27-3.42	2013-2014

*	Represents less than 1% of outstanding ordinary shares.

(1)	The percentage of outstanding ordinary shares is based on 34,764,765 ordinary shares outstanding as of April 30, 2005, which excludes an aggregate of up to 282,383 ordinary shares issuable as of April 30, 2005 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled.

(2)	Dr. Horn resigned as our Chief Executive Officer on April 14, 2005.

(3)	Mr. Zotto was appointed as our Chief Executive Officer and a Director on April 14, 2005.

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
      As of December 31, 2004, an aggregate of 13,170 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, we may not grant options under the scheme after May 19, 2005.

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
      As of December 31, 2004, an aggregate of 9,816,261 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

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

      Under the 1997 Director Share Option Scheme, each of our directors who is not also one of our employees or officers will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to our Board of Directors. In addition, each non-employee director will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of our Board of Directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase ordinary shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 ordinary shares on his first election to our Board of Directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on our Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of IONA. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2004, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

Genesis Development Corporation 1997 Stock Option Plan
      In connection with our 2000 acquisition of Genesis Development Corporation (Genesis), all of the outstanding stock options under the Genesis Development Corporation 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2004, an aggregate of 228 of our ordinary shares remained reserved for issuance upon exercise of the outstanding converted Genesis stock options. We do not intend to grant any more options under the Genesis 1997 Stock Option Plan.

Object-Oriented Concepts, Inc. Stock Option Plan
      In connection with our 2001 acquisition of Object-Oriented Concepts, Inc. (OOC), all of the outstanding stock options under the Object-Oriented Concepts, Inc. Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2004, there were no outstanding options under the OOC Stock Option Plan. We do not intend to grant any more options under the OOC Stock Option Plan.

Netfish Technologies, Inc. 1999 Stock Option Plan
      In connection with our 2001 acquisition of Netfish Technologies, Inc. (Netfish), all of the outstanding stock options under the Netfish Technologies, Inc. 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2004, an aggregate of 29,366 of our ordinary shares remained reserved for issuance upon exercise of the outstanding converted Netfish stock options. We do not intend to grant any more options under the Netfish 1999 Stock Option Plan.

1999 Employee Share Purchase Plan
      In 1999, we established a qualified Employee Share Purchase Plan. Our Board of Directors and shareholders approved in 2003 an amendment to the 1999 Employee Share Purchase Plan to increase the number of our ordinary shares issuable under the plan to 2,000,000. All of our employees and employees of our participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to IONA. An employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2004, 1,096,984 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
      The following table sets forth, as of April 30, 2005, the number of ordinary shares owned by all shareholders who we know to own beneficially more than five percent (5%) of our ordinary shares.
      In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004 among us, the depositary and the holders and beneficial owners of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, issued thereunder, and as such, as of April 30, 2005, is the holder of record of 28,130,750 ADSs representing the 28,130,750 ordinary shares deposited under the deposit agreement. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 34,764,765 ordinary shares outstanding as of April 30, 2005, which excludes an aggregate of up to 282,383 ordinary shares issuable as of April 30, 2005 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of April 30, 2005 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder’s name.

	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Christopher J. Horn(1)	2,338,614	6.73%
Schroder Investment Management International Ltd.(2)	3,389,090	9.75%
Gartmore Investment Limited(3)	2,053,475	5.91%

(1)	Includes 200 ordinary shares subject to outstanding share options that are exercisable within the 60-day period following April 30, 2005.

(2)	Schroder Investments Management International Ltd. filed a Schedule 13G on February 11, 2005, in which Schroder Investments Management International Ltd. reported that it beneficially owned an aggregate of 3,389,090 ADRs as of December 31, 2004.

(3)	Gartmore Investment Limited reported to us on August 30, 2004 that it and its affiliates, Gartmore Fund Managers and Gartmore Global Partners, beneficially owned an aggregate of 2,053,475 ADRs as of August 25, 2004.
      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.
      Our major shareholders do not have different voting rights than other shareholders.
      As of April 30, 2005, 0.2% of our ordinary shares are held of record in ordinary share form by 38 U.S. holders, excluding up to 282,383 ordinary shares issuable as of April 30, 2005 to the former Netfish shareholders.

B.	Related Party Transactions
      For information concerning fees we paid to our directors in 2004 and the employment arrangement with our Chief Executive Officer, please see Item 6.B. “Compensation.” For information concerning fees that we currently pay to our non-executive directors for their service in their capacity as directors, please see Item 6.C. “Board Practices.” For information concerning agreements with our executive officers, please see Item 10.C. “Material Contracts.”

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
Legal Proceedings
      As of the date of this annual report, we are not a party to any legal proceeding, which, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operation. We, however, have in the past been and may in the future be subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are material and are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.
Dividend Distribution Policy
      We do not expect to pay dividends in the foreseeable future.

B.	Significant Changes
      On April 14, 2005, Peter M. Zotto was appointed as Chief Executive Officer and a director and Dr. Christopher J. Horn was appointed non-executive Vice Chairman of our Board of Directors. For information concerning the employment arrangement with Mr. Zotto, please see Item 6.B. “Compensation.”

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

	High	Low

Year Ended December 31, 2000	€106.00	€40.64
Year Ended December 31, 2001	€73.50	€8.30
Year Ended December 31, 2002	€29.75	€1.70
Year Ended December 31, 2003	€4.95	€1.27
Year Ended December 31, 2004	€7.54	€2.32
Year Ended December 31, 2003
First Quarter	€3.15	€1.80
Second Quarter	€2.15	€1.27
Third Quarter	€3.00	€1.80
Fourth Quarter	€4.95	€2.20
Year Ended December 31, 2004
First Quarter	€7.54	€4.17
Second Quarter	€7.50	€3.40
Third Quarter	€4.00	€2.32
Fourth Quarter	€4.22	€3.00
Year Ended December 31, 2005
First Quarter	€4.80	€2.90
Month Ended
November 2004	€4.22	€3.02
December 2004	€4.00	€3.70
January 2005	€4.45	€3.70
February 2005	€4.80	€3.60
March 2005	€3.75	€2.90
April 2005	€3.21	€2.36
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

	High	Low

Year Ended December 31, 2000	$102.00	$38.00
Year Ended December 31, 2001	$66.44	$6.90
Year Ended December 31, 2002	$27.14	$1.65
Year Ended December 31, 2003	$5.90	$1.23

	High	Low

Year Ended December 31, 2004	$9.46	$2.50
Year Ended December 31, 2003
First Quarter	$3.44	$1.97
Second Quarter	$2.65	$1.23
Third Quarter	$3.542	$2.00
Fourth Quarter	$5.90	$2.40
Year Ended December 31, 2004
First Quarter	$9.46	$5.01
Second Quarter	$9.19	$3.96
Third Quarter	$4.87	$2.50
Fourth Quarter	$5.55	$3.69
Year Ended December 31, 2005
First Quarter	$5.95	$3.75
Month Ended
November 2004	$5.55	$3.76
December 2004	$5.50	$4.80
January 2005	$5.70	$4.50
February 2005	$5.95	$4.71
March 2005	$5.00	$3.75
April 2005	$4.10	$2.96

B.	Plan of Distribution
      Not required.

C.	Markets
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

Memorandum and Articles of Association
      Our Memorandum of Association, as amended, filed as Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-6396) and our Restated Articles of Association, as amended, filed as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-11384) are incorporated herein by reference. In addition, we incorporate by reference the “Description of Share Capital” included in our Registration Statement on Form F-3 (File No. 333-81212). Except as provided in this annual report, there are no limitations on the rights to own our ordinary shares. The Transfer Agent and Registrar for our ordinary shares is Computershare Investor Services (Ireland) Limited, Ireland. The Transfer Agent and Registrar for our ADRs is Deutsche Bank Trust Company Americas.

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

C.	Material Contracts
      We have entered into Change in Control Agreements with our executive officers, the form of which has been filed as Exhibit 4.13 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under each of these agreements, if there is a change in control of IONA and the surviving company does not assume IONA’s stock option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested stock options will vest. In addition, if the executive officer’s employment is terminated (1) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (2) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested stock options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change of control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination. In addition, from time to time, on a discretionary basis, we offer severance benefits to our employees, including our executive officers, in the event of employment termination under certain circumstances. We may suspend or discontinue offering severance benefits at any time.
      For information concerning the employment agreement with our Chief Executive Officer, please see Item 6.B. “Compensation.”
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
      The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADRs, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfers with respect to funds, financial assets or economic resources belonging to: certain persons or entities associated with Osama bin Laden, the al-Qaeda network and the Taliban of Afghanistan; certain persons related to governmental functions in Burma/ Myanmar; senior members of the Zimbabwean government; Slobodan Milosevic and persons associated with Slobodan Milosevic; certain persons or entities associated with Iraq; certain persons formerly related to governmental functions in Liberia or any person, entity or body listed in EC Counter Terrorism measures (Council Decision 2004/306/ EC).
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

Capital Gains on Disposals of Ordinary Shares or ADSs
      U.S. Holders will not be subject to Irish capital gains tax (CGT) on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange (ISE) or the Nasdaq National Market (NASDAQ). While it is our intention to continue the quotation of our ordinary shares on the ISE and the quotation of ADSs on NASDAQ, no assurances can be given in this regard.
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
Dividends
      We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under “Passive Foreign Investment Company,” if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income as dividend the gross amount (i.e., including the amount of any Irish tax withheld) of the distributions, on the date the distributions are received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Under new U.S. tax rules, distributions by certain qualified foreign corporations are eligible for a new reduced federal income tax rate. Qualified foreign corporations include foreign corporations that are “eligible for benefits” under a “comprehensive income tax treaty” that the Internal Revenue Service determines is satisfactory. Distributions from foreign corporations also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15%, provided that the shares or ADSs with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.
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

Sale, Exchange or Other Disposition
      Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

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
      If a U.S. Holder has made a qualified electing fund election for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the passive foreign investment company rules described above would not apply to the U.S. Holder. Instead, that U.S. Holder would be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a qualified electing fund election by attaching a completed Internal Revenue Service Form 8621 to a timely filed U.S. federal income tax return. Even if a qualified electing fund election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed Internal Revenue Service Form 8621 every year.

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
      Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. Because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At December 31, 2004, we had no foreign exchange contracts outstanding.
      Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.
      For further discussion of our market risk, please see Item 5.A. “Operating Results—Exposure to Currency Fluctuations.”

Item 12.	Description of Securities Other than Equity Securities
      Not required.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds from Initial Public Offering
      On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2004:

Purchase and installation of furniture and fixtures	$14,421,000
Purchase and installation of machinery and equipment	$33,176,000
Short-term debt instruments	$11,597,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	$380,000

Item 15.	Controls and Procedures
      Our Chief Executive Officer, Peter M. Zotto, and our Chief Financial Officer, Daniel Demmer, (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) were effective as of December 31, 2004 to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by IONA in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the fiscal year ended December 31, 2004, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Our Board of Directors has determined that Mr. Kevin Melia is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.	Code of Ethics
      We have adopted a Code of Business Conduct that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. This code is attached as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003.
      We provide support services to Manugistics, Inc. (Manugistics) for the software that Manugistics licenses from us. Kevin Melia, the Chairman of our Board of Directors, is a member of the board of directors of Manugistics. During the first quarter of 2005, we renewed our support services arrangement with, and extended the term of the existing software license to, Manugistics. Under the terms of this one-year support services, Manugistics will pay us approximately $255,000. In accordance with our Code of Business Conduct, in the first quarter of 2005, the Nominating and Corporate Governance Committee of our Board of Directors approved the support services arrangement that we entered into with Manugistics.

Item 16C.	Principal Accountant Fees and Services

Auditor Fees
      Ernst & Young billed to us the following aggregate fees for professional and other services in each of the last two fiscal years:

	Year Ended
	December 31,

	2004	2003

Audit Fees(1)	$405,000	$390,000
Audit-Related Fees(2)	25,000	54,000
Tax Fees(3)	264,000	445,000
All Other Fees(4)	—	—
Total	$694,000	$889,000

(1)	“Audit Fees” are fees billed by Ernst & Young for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the audit of our consolidated and annual financial statements. Audit Fees also include fees billed for statutory audits of IONA (including its subsidiaries); the provision of comfort letters and consents; and the review of documents filed with the SEC.

(2)	“Audit-Related Fees” consist of the fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees.” Audit-Related Fees includes fees for employee benefit plan audits; consultations concerning financial accounting and reporting standards; advisory services associated with our financial reporting; and translation of foreign entity financial statements to local GAAP.

(3)	“Tax Fees” include fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice, and tax planning. Tax fees also includes fees for the review, preparation and amending of federal and local tax returns of the United States, Ireland and other foreign countries.

(4)	“All Other Fees” include fees billed by Ernst & Young for products and services other than the Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee’s Pre-approval Policies and Procedures
      Our Audit Committee has adopted a pre-approval policy for audit and non-audit services which sets forth the manner in which certain proposed services to be performed by our independent auditor may be pre-approved. Under the policy, the Audit Committee annually pre-approves a catalog of specific audit and non-audit services that may be performed by our auditors in the categories of Audit Services, Audit-Related Services, Tax Services and All Other Services. In addition, the policy sets forth an annual budget for each specific cataloged service that may not be exceeded without obtaining separate pre-approval from the Audit Committee. Our Chief Financial Officer receives all requests for independent auditor services that are pre-approved under the policy and must determine if each such request is pre-approved under the policy pursuant to the catalog.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
IONA Technologies PLC
      We have audited the accompanying consolidated balance sheets of IONA Technologies PLC (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IONA Technologies PLC as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young
Ernst & Young
Dublin, Ireland
May 11, 2005

IONA TECHNOLOGIES PLC
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31,

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$25,096	$19,926
Restricted cash (Note 5)	3,495	3,745
Marketable securities (Note 2)	31,324	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,073 at December 31, 2004 and $1,093 at December 31, 2003	12,912	23,255
Prepaid expenses	1,603	2,539
Other assets	1,104	390

Total current assets	75,534	82,833
Property and equipment, net (Note 11)	4,851	6,265
Other non-current assets, net (Note 9)	441	940

Total assets	$80,826	$90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,602	$2,483
Accrued payroll and related expenses	5,534	7,260
Other accrued liabilities (Note 6)	14,134	18,763
Deferred revenue	21,179	23,910

Total current liabilities	43,449	52,416
Other non-current liabilities (Note 4)	2,415	4,510
Redeemable Preference Shares, €0.0025 par value, 101,250,000 shares authorized; None issued and outstanding (Note 12)	—	—
Shareholders’ equity:
Ordinary Shares, €0.0025 par value; 150,000,000 shares authorized; 34,803,601 and 34,005,707 shares issued and outstanding at December 31, 2004 and 2003, respectively (Note 12)	96	94
Additional paid-in capital	494,837	493,260
Accumulated deficit	(459,971)	(460,163)
Deferred stock-based compensation	—	(79)

Total shareholders’ equity	34,962	33,112

Total liabilities and shareholders’ equity	$80,826	$90,038

The accompanying notes are an integral part of these statements.
Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2004.

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,

	2004	2003	2002

Revenue:
Product revenue	$30,735	$35,737	$73,452
Service revenue	37,284	38,453	49,778

Total revenue (Note 17)	68,019	74,190	123,230

Cost of Revenue:
Cost of product revenue	231	527	1,685
Cost of service revenue	11,790	14,275	25,458

Total cost of revenue	12,021	14,802	27,143

Gross profit	55,998	59,388	96,087

Operating expenses:
Research and development	17,204	27,134	38,256
Sales and marketing	29,526	41,500	72,888
General and administrative	8,545	10,270	13,252
Amortization of other non-current assets	578	796	10,115
Restructuring (Note 4)	—	20,525	20,763
Impairment of goodwill	—	—	276,808
Adjustment of acquisition liabilities	(600)	—	—
Impairment of intangible assets and fixed assets	—	3,271	32,336

Total operating expenses	55,253	103,496	464,418

Income (loss) from operations	745	(44,108)	(368,331)
Interest income, net	286	483	1,069
Net exchange (loss) gain	(273)	337	(502)

Income (loss) before provision for income taxes (Note 16)	758	(43,288)	(367,764)
Provision for income taxes (Note 16)	566	948	1,543

Net income (loss)	$192	$(44,236)	$(369,307)

Basic net income (loss) per Ordinary Share and per ADS	$0.01	$(1.33)	$(11.58)

Shares used in computing basic net income (loss) per Ordinary
Share and per ADS (in thousands)	34,570	33,335	31,890

Diluted net income (loss) per Ordinary Share and per ADS	$0.01	$(1.33)	$(11.58)

Shares used in computing diluted net income (loss) per Ordinary Share and per ADS (in thousands)	36,333	33,335	31,890

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

			Additional	Accumulated	Deferred	Total
	Number of	Share	Paid-In	Earnings	Stock-Based	Shareholders’
	Shares	Capital	Capital	(Deficit)	Compensation	Equity

Balance at December 31, 2001	27,816,711	$80	$427,128	$(46,620)	$(4,822)	$375,766
Amortization of deferred stock-based compensation(a)	—	—	—	—	1,230	1,230
Employee share purchase plan	331,205	1	1,985	—	—	1,986
Issuance of Ordinary Shares in connection with Secondary Offering	4,600,000	10	65,379	—	—	65,389
Expense of Ordinary Shares issued in connection with Secondary Offering	—	—	(1,997)	—	—	(1,997)
Issuance of Ordinary Shares in connection with acquisitions	—	—	1,219	—	—	1,219
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(3,168)	—	3,168	—
Issuance of Ordinary Shares on exercise of options, net(a)	87,052	—	619	—	—	619
Net loss	—	—	—	(369,307)	—	(369,307)

Balance at December 31, 2002	32,834,968	91	491,165	(415,927)	(424)	74,905
Amortization of deferred stock-based compensation(a)	—	—	—	—	199	199
Employee share purchase plan	325,819	1	576	—	—	577
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(146)	—	146	—
Issuance of Ordinary Shares on exercise of options(a)	844,920	2	1,665	—	—	1,667
Net loss	—	—	—	(44,236)	—	(44,236)

Balance at December 31, 2003	34,005,707	94	493,260	(460,163)	(79)	33,112
Amortization of deferred stock-based compensation(a)	—	—	—	—	38	38
Employee share purchase plan	178,255	1	393	—	—	394
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(41)	—	41	—
Issuance of Ordinary Shares on exercise of options(a)	619,639	1	1,225	—	—	1,226
Net income	—	—	—	192	—	192

Balance at December 31, 2004	34,803,601	$96	$494,837	$(459,971)	$—	$34,962

(a)	See Note 13 to these statements.
The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$192	$(44,236)	$(369,307)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,060	5,462	17,717
Stock-based compensation	38	199	1,230
Loss (profit) on marketable securities	138	15	(204)
Loss on disposal of property and equipment	50	—	—
Impairment of intangible assets and fixed assets and technology	—	3,271	32,336
Impairment of goodwill	—	—	276,808
Changes in operating assets and liabilities:
Restricted cash deposits	250	(2,522)	(145)
Purchase of marketable securities	(24,284)	(59,210)	(145,790)
Sale of marketable securities	25,800	84,357	111,964
Accounts receivable	10,343	6,478	14,474
Prepaid expenses	936	1,517	(165)
Other assets	(617)	1,083	(519)
Accounts payable	119	36	(982)
Accrued payroll and related expenses	(1,726)	3,122	(4,031)
Other liabilities	(6,724)	(878)	6,169
Deferred revenue	(2,731)	(2,053)	(6,389)

Net cash provided by (used in) operating activities	$4,844	$(3,359)	$(66,834)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(1,122)	$(1,248)	$(5,205)
Purchase of other non-current assets	(176)	(110)	(180)
Proceeds from disposal of property and equipment	4	112	—

Net cash used in investing activities	$(1,294)	$(1,246)	$(5,385)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$1,620	$2,244	$65,997

Net cash provided by financing activities	$1,620	$2,244	$65,997

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$5,170	$(2,361)	$(6,222)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,926	22,287	28,509

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$25,096	$19,926	$22,287

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$609	$874	$938

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Shares and options issued in connection with acquisitions	$—	$—	$1,219

The accompanying notes are an integral part of these statements.
Certain amounts reported in prior fiscal years have been reclassified to conform with the presentation in 2004.

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

Basis of Presentation and Principles of Consolidation
      The accompanying Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.
      The accompanying Consolidated Financial Statements include IONA and its wholly-owned subsidiaries in the United States, British West Indies, Europe, Australia, Japan, China, Canada, Singapore and Korea after eliminating all material intercompany accounts and transactions.

Companies Acts, 1963 to 2003
      The financial information relating to IONA and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2003 and 2002. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2003 and 2002 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2004 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2005.

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

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	fee is fixed or determinable; and

•	collectibility is probable.
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

	Balance at			Balance at
	Beginning of			End of
	Period	Additions	Deduction (A)	Period

Year ended December 31, 2004
Allowance for doubtful accounts	$1,093	$188	$208	$1,073
Year ended December 31, 2003
Allowance for doubtful accounts	$1,132	$857	$896	$1,093
Year ended December 31, 2002
Allowance for doubtful accounts	$1,321	—	$189	$1,132

(A) Actual write-offs of uncollectible accounts receivables.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill
      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 3 and Note 10, and until January 1, 2002 was amortized on a straight line-basis over four years. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill acquired in a business combination on or after July 1, 2001 is not amortized. SFAS No. 142 requires goodwill to be tested at least annually for impairment or between annual tests in certain circumstances and written down when impaired. In October 2002, and as described in Note 10, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. As a result of unfavorable market conditions and a decline in IONA’s market capitalization, this assessment resulted in a non-cash impairment charge of $276,808,000, equivalent to the carrying value of goodwill at October 1, 2002.
      In October 2004, the Company received $600,000 from its insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $600,000 of income.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Non-Current Assets
      Other non-current assets represent costs of technology purchased or acquired on acquisitions, which have reached technological feasibility. The costs of technology have been capitalized and will be written off over their useful economic life estimated between three and four years in accordance with SFAS 86.
      In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment of Long-Lived Assets”, the Company is required to test their other non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors the Company considers important, which could trigger impairment include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of the Company’s use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in the Company’s stock price for a sustained period; and

•	significant decline in the Company’s market capitalization relative to net book value.
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
      Amortization expense for other non-current assets which are amortizable in accordance with SFAS 142, was $578,000, $796,000 and $10,115,000 in 2004, 2003 and 2002, respectively.

Property and Equipment
      Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years
      Depreciation expense was $2,482,000, $4,666,000 and $7,198,000 in 2004, 2003 and 2002, respectively.
      During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of fixed assets and related costs for fixed assets no longer in use, as a result of the restructuring activities in 2003.
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

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
      The Company capitalized approximately $13,000 and $189,000 of software development costs during 2004 and 2003, respectively. Amortization associated with capitalized software development costs totaled approximately $353,000, $544,000, and $1,123,000 during 2004, 2003 and 2002, respectively.

Concentration of Credit Risk
      The Company sells its products to companies in various industries throughout the world and maintains reserves for potential credit losses. To date such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately $1,073,000 and $1,093,000 at December 31, 2004 and 2003, respectively. The Company generally requires no collateral from its customers. No customer accounted for more than ten percent of our total revenue in 2004, 2003 or 2002.
      The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, British West Indies and Ireland. At December 31, 2004, $31,324,000 was invested in marketable securities held for trading purposes, comprised of $8,154,000 in commercial paper, $3,912,000 in corporate bonds and $19,258,000 in U.S. government agency securities, under the management of two financial institutions. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

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

Stock-Based Compensation
      At December 31, 2004, the Company has five stock-based employee compensation plans, which are more fully described in Note 13.
      The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations (collectively, “APB 25”) in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock-based compensation and credited to additional paid-in capital in the period of transfer.
      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	4.00%	4.25%	4.00%
Expected dividend yield	—	—	—
Expected volatility	0.861 to 0.999	0.885 to 1.102	1.150
Expected life (years)	3.5 to 4	5	5
      The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	2%	2%	2%
Expected dividend yield	—	—	—
Expected volatility	0.886 to 0.999	1.060 to 1.102	1.150
Expected life	6 months	6 months	6 months
      The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands, except per
	share data)
Net income (loss), as reported	$192	$(44,236)	$(369,307)
Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects	38	199	1,230
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(21,299)	(33,645)	(59,916)

Pro forma net loss	$(21,069)	$(77,682)	$(427,993)

Net income (loss) per share:
Basic-as reported	$0.01	$(1.33)	$(11.58)

Basic-pro forma	$(0.61)	$(2.33)	$(13.42)

Diluted-as reported	$0.01	$(1.33)	$(11.58)

Diluted-pro forma	$(0.61)	$(2.33)	$(13.42)

      On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. (“Netfish”), for total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. The portion of the total

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
intrinsic value, measured at the consummation date, of replacement unvested options granted by IONA in exchange for outstanding unvested options held by Netfish employees, that the future vesting period bears to the total vesting period ($10,380,000) was, in accordance with the requirements of FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, accounted for as deferred stock-based compensation and is charged to expense as stock compensation ratably over the remaining vesting period of each tranche of unvested options. During the years ended December 31, 2004, 2003 and 2002, the Company reversed $41,000, $146,000 and $3,168,000, respectively, of deferred stock-based compensation related to the unvested replacement options of terminated Netfish employees and unvested replacement options accepted for exchange under the Exchange Offer, as described in Note 13. Stock compensation expense recognized for vested options of Netfish Employees was $38,000, $199,000 and $1,230,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
      Stock compensation expense of $38,000, $199,000 and $1,230,000 for the periods ended December 31, 2004, 2003 and 2002, respectively can be attributed to the following line items in the Consolidated Statement of Operations:

	Year Ended
	December 31,

	2004	2003	2002

	(U.S. dollars in
	thousands)
Cost of services	$—	$—	$283
Research and development	38	199	803
Sales and marketing	—	—	122
General and administrative	—	—	22

Total	$38	$199	$1,230

Defined Contribution Plan
      The Company sponsors and contributes to a defined contribution plan for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on employees’ contributions. The Company contributed approximately $1,066,000, $1,433,000 and $1,888,000 to the plan in the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in Company contributions is due to a reduction in workforce as a result of restructuring plans in 2004, 2003 and 2002.

Advertising and Promotion Expense
      All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $2,092,000, $2,013,000 and $6,272,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Accounting Pronouncements
      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R Share-Based Payment (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
June 15, 2005. Early application of SFAS 123R is encouraged, but not required. The Company plans to adopt SFAS 123R on January 1, 2006.
      Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. The Company has not yet determined the method of adoption it will use. The Company has not completed its evaluation of the effects of adopting SFAS 123R.

2.	Marketable Securities
      Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

	As of December 31, 2004

		Unrealized	Market
	Cost	Gain (loss)	Value

	(U.S. dollars in thousands)
Commercial paper	$8,154	$—	$8,154
Corporate bonds	3,923	(11)	3,912
U.S. government agency securities	19,386	(128)	19,258

Total marketable securities	$31,463	$(139)	$31,324

	As of December 31, 2003

		Unrealized	Market
	Cost	Gain (loss)	Value

	(U.S. dollars in thousands)
Commercial paper	$11,591	$—	$11,591
Corporate bonds	5,979	1	5,980
U.S. government agency securities	15,450	(43)	15,407

Total marketable securities	$33,020	$(42)	$32,978

      The change in unrealized (loss) gain included in net income (loss) is as follows:

	2004	2003	2002

	(U.S. dollars in thousands)
Unrealized (loss) gain at beginning of year	$(42)	$62	$102
Included in net income (loss) for the year	(97)	(104)	(40)

Unrealized (loss) gain at end of year	$(139)	$(42)	$62

3.	Acquisitions

Netfish Technologies, Inc.
      In May 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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

Object-Oriented Concepts, Inc.
      In February 2001, a wholly-owned subsidiary of IONA merged with and into Object-Oriented Concepts, Inc., a Delaware corporation (“OOC”), pursuant to which OOC became a wholly-owned subsidiary of IONA resulting in the issuance of 908,584 newly-issued Ordinary Shares and replacement options and the payment of $3,000,000 in cash. Of the 730,453 newly issued Ordinary Shares, 262,129 were subject to return to the Company as a purchase price adjustment upon the failure to achieve certain performance targets. In 2001, 174,735 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved.
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
      Details of impairment of goodwill are contained in Note 10.

4.	Restructuring
      During 2004, 2003 and 2002, the Company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. Total restructuring costs of $ nil, $20,525,000 and $20,763,000 were recorded related to these initiatives in 2004, 2003 and 2002, respectively. The restructuring charges in 2002 were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The restructuring charge recorded in 2004 and 2003 were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”
      During 2004, the Company recorded a charge of $560,000 for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the Company released $560,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
      Cash outlays associated with the restructuring plans initiated in 2004, 2003, 2002 and previous periods totaled approximately $5,972,000 during 2004, including approximately $2,503,000 in severance and related benefits paid to employees worldwide and $3,469,000 in facility closure costs.
      Amounts of restructuring costs remaining accrued at December 31, 2004 of $7,932,000 relate to remaining separation and facility closure and consolidation costs. The Company expects cash outlays of $5,517,000 will be made in the next twelve months, with the remaining cash outlays of $2,415,000 to be made through the end of 2013.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
      The Company was required to make certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause. The following sets forth our accrued restructuring costs as of December 31, 2004:

	Excess Facilities	Severance	Total

	(U.S. dollars in thousands)
Balance at December 31, 2001	$1,366	—	$1,366
2002 charges	8,512	12,251	20,763
Cash outlays in 2002	(2,653)	(9,280)	(11,933)

Balance at December 31, 2002	7,225	2,971	10,196
2003 charges	9,491	11,034	20,525
Cash outlays in 2003	(5,676)	(11,141)	(16,817)

Balance at December 31, 2003	11,040	2,864	13,904
2004 charges	—	560	560
Cash outlays in 2004	(3,469)	(2,503)	(5,972)
2004 adjustments in estimates	—	(560)	(560)

Balance at December 31, 2004	$7,571	$361	$7,932

5.	Restricted Cash
      At December 31, 2004, the Company has approximately $3,495,000 in restricted cash deposits with Citizens Bank which includes $495,000 of annual renewable letter of credit facilities for certain leased facilities and $3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord. Should IONA not renew these letter of credit facilities or default on its rental obligations, $495,000 will be payable to the lessors. At December 31, 2003, the Company had approximately $3,745,000 in restricted cash deposits with Citizens Bank which included $745,000 of annual renewable letter of credit facilities for certain leased facilities and $3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Other Accrued Liabilities
      Other accrued liabilities consist of the following:

	As of December 31,

	2004	2003

	(U.S. dollars in
	thousands)
Restructuring (Note 4)	$5,517	$9,394
Income and other taxes payable	3,997	3,899
Legal Costs	783	852
Other	3,837	4,618

Total other accrued liabilities	$14,134	$18,763

7.	Fair Value of Financial Instruments
      The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these investments. The fair value of trading securities are based on quoted market prices at year end.
      The estimated fair value of the Company’s financial instruments are as follows:

	As of December 31,

	2004		2003

	(U.S. dollars in thousands)
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non Derivatives
Current assets:
Cash and cash equivalents	$25,096	$25,096	$19,926	$19,926
Restricted cash	3,495	3,495	3,745	3,745
Marketable securities—trading	31,324	31,324	32,978	32,978
Accounts receivable	12,912	12,912	23,255	23,255
Current liabilities:
Accounts payable	2,602	2,602	2,483	2,483
Other accrued liabilities	14,134	14,134	18,763	18,763
      The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

8.	Operating Lease Commitments
      The Company leases office space under non-cancelable operating leases with various expiration dates through 2013. Rent expense under all operating leases was approximately $7,122,000, $9,374,000 and $8,716,000 in 2004, 2003 and 2002, respectively. Rental income under all operating subleases was approximately $1,542,000, $908,000 and $1,088,000 in 2004, 2003 and 2002, respectively. Future minimum

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
lease payments under all operating leases as of December 31, 2004 are as follows (U.S. dollars in thousands):

Year ending December 31,
2005	$6,725
2006	5,053
2007	3,409
2008	3,329
2009	3,150
Thereafter	10,898

Total minimum lease payments	$32,564

      As of December 31, 2004, approximately $7,571,000 of the $32,564,000 contractual operating lease obligations has been accrued as a result of our restructuring plans in 2003, 2002, and 2001.
      Total minimum lease rental income to be received under the operating sub-leases as of December 31, 2004 is approximately $9,759,000.

9.	Other Non-Current Assets
      Other non-current assets consist of the following:

	As of December 31,

	2004	2003

	(U.S. dollars in
	thousands)
Purchased technology	$3,429	$3,253
Security deposits and other assets	134	231

Total other non-current assets	$3,563	$3,484
Accumulated amortization	(3,122)	(2,544)

Total other non-current assets, net	$441	$940

10.	Goodwill, Indefinite Lived Intangible, and Other Non-Current Assets
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
      In October 2004, the Company received $600,000 from its insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation, which resulted in the recognition of $600,000 of income.
      Other non-current asset amortization for the years ended December 31, 2004, 2003 and 2002 was $578,000, $796,000 and $10,115,000, respectively. Other non-current asset amortization is estimated to be approximately $232,000 in 2005, $50,000 in 2006 and $25,000 in 2007.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Intangible assets are analyzed as follows:

	As of December 31,

	2004	2003

	(U.S. dollars in
	thousands)
Purchased Technology	$3,429	$3,373
Impairment Loss	—	(80)
Accumulated Amortization	(3,122)	(2,584)

Net	$307	$709

      In October 2002, and again in October 2003, in accordance with SFAS 142, the Company completed its assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by SFAS 144. Due to unfavorable market conditions and changes in the Company’s product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value resulting in the Company recording a non-cash impairment charge of $80,000 and $28,586,000 in 2003 and 2002, respectively.
      The Company’s 2002 assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc. and the Sagavista application integration software of Software AG, Inc., including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. The Company recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc., and the Sagavista application integration software of Software AG of approximately $4,461,000, $11,496,000 and $6,250,000, respectively. These impairment losses (reflected in the Consolidated Statements of Operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition, as a result of changes in product strategy in reaction to market conditions, which resulted in changes to the Company product suite and the elimination of certain other purchased technologies from the Company product suite, an impairment loss, equivalent to the carrying values of these purchased technologies, of approximately $80,000 and $6,379,000 was recorded in 2003 and 2002, respectively.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Property and Equipment
      Property and equipment consists of the following:

	As of December 31,

	2004	2003

	(U.S. dollars in
	thousands)
Computer equipment	$13,762	$13,204
Office equipment	653	648
Furniture and fixtures	7,297	6,783

Total property and equipment	$21,712	$20,635
Accumulated depreciation	(16,861)	(14,370)

Total property and equipment, net	$4,851	$6,265

      During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of fixed assets and related costs for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

12.	Redeemable Preference Shares and Shareholders’ Equity
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
      Dividends may only be declared and paid out of profits available for distribution determined in accordance with generally accepted accounting principles in Ireland and applicable Irish Company Law. Any dividends on the Ordinary Shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2004, 2003 and 2002, at the exchange rates in effect on those dates, was nil.

13.	Share Option Scheme
      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its stock options. Under APB 25, the Company has recognized compensation expense of $38,000, $199,000 and $1,230,000 during 2004, 2003 and 2002, respectively, for those instances in which the exercise prices of IONA’s stock options were less than the estimated market price of the underlying shares on the date of grant and for the stock compensation arising on the Netfish acquisition (Note 3).

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      IONA’s Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 Ordinary Shares to personnel. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant. As of December 31, 2004, an aggregate of 13,170 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.
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
      In 2001, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the total combined voting power of IONA. As of December 31, 2004, an aggregate of 9,816,261 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.
      During 1997, IONA’s Board of Directors and shareholders also approved the 1997 Director Share Option Scheme which provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of Ordinary Shares issuable under that scheme from 250,000 to 500,000 shares. As of December 31, 2004, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.
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

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      A summary of IONA’s stock option activity, and related information for the years ended December 31, 2004, 2003 and 2002 follows:

	As of Year Ended December 31,

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding—beginning of period	4,103,777	$3.87	820,994	$14.57	7,465,061	$28.33
Granted	3,075,250	5.54	5,817,534	2.19	2,875,950	8.01
Forfeitures	(954,049)	4.22	(1,689,831)	4.21	(9,432,965)	23.58
Exercised	(619,639)	2.09	(844,920)	1.98	(87,052)	7.11

Outstanding—end of period	5,605,339	$4.93	4,103,777	$3.87	820,994	$14.57

Exercisable at end of period	1,836,493	$6.41	1,171,027	$7.55	339,889	$20.55

	As of Year Ended December 31,

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
	Fair	Average	Fair	Average	Fair	Average
	Value	Exercise Price	Value	Exercise Price	Value	Exercise Price

Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$3.75	$5.54	$1.92	$2.19	$6.58	$8.01
      Exercise prices for options outstanding as of December 31, 2004 ranged from $0.32 to $74.50 per share. An analysis of options outstanding at December 31, 2004 is as follows.

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted-		Weighted-
	Number of	Contractual Life	Average	Number of	Average
Exercise Price	Shares	(in years)	Exercise Price	Shares	Exercise Price

Less than $5.00 per share	3,771,315	8.8	$2.67	1,276,107	$2.37
Greater than $5.00 per share and less than $15.00 per share	1,703,783	8.9	7.30	430,709	8.49
Greater than $15.00 per share	130,241	6.3	39.17	129,677	39.24

Total	5,605,339	8.8	$4.93	1,836,493	$6.41

14.	1999 Employee Share Purchase Plan
      In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. As of December 31, 2004, 2003, and 2002, 1,001,476, 823,221 and 497,402 shares have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Net Income (Loss) Per Ordinary Share And ADS
      The following sets forth the computation of basic and diluted net income (loss) per Ordinary Share and ADS:

	Year Ended December 31,

	2004	2003	2002

	(In thousands, except per share data)
Numerator:
Numerator for basic and diluted net income (loss) per Ordinary Share and ADS—income (loss) available to Ordinary Shareholders	$192	$(44,236)	$(369,307)

Denominator:
Denominator for basic earnings per share—weighted-average Ordinary Shares and ADS	34,570	33,335	31,890
Effect of employee stock options	1,763	—	—

Denominator for diluted net income (loss) per Ordinary Share and ADS	36,333	33,335	31,890

Basic net income (loss) per Ordinary Share and ADS	$0.01	$(1.33)	$(11.58)

Diluted net income (loss) per Ordinary Share and ADS	$0.01	$(1.33)	$(11.58)
      In 2003 and 2002, all outstanding stock options granted have been excluded from the calculation of the diluted net loss per share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were approximately 700,000 and 334,000 for the years ended December 31, 2003 and 2002, respectively.

16.	Income Taxes
      Income (loss) before provision for income taxes consists of the following:

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Ireland*	$(1,118)	$(43,355)	$(361,284)
Rest of World	1,876	67	(6,480)

Total	$758	$(43,288)	$(367,764)

*	Domestic

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The provision for income taxes consists of the following:

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Current:
Ireland	$92	$392	$126
Rest of World	474	556	1,417

Total current	566	948	1,543
Deferred:
Ireland	—	—	—
Rest of World	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$566	$948	$1,543

      The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.5% for 2004, 12.5% for 2003, 16% for 2002	$95	$(5,411)	$(58,842)
Income (loss) from Irish manufacturing operations benefited at lower rates	25	1,047	2,649
Operating losses not utilized	192	4,952	7,759
Operating losses utilized	(372)	—	—
Income (loss) subject to different rates of tax	405	(142)	(1,803)
Income (loss) not subject to tax	(37)	(59)	(163)
Non-deductible expenses	324	524	51,920
Other items	(66)	37	23

Total provision for income taxes	$566	$948	$1,543

      The effect on basic and diluted net income (loss) per Ordinary Share and per ADS of the Irish manufacturing operations being taxed at a lower rate than the Irish Statutory income tax rate was approximately $ nil for the year ended December 31, 2004, an increase in net loss per share of $0.03 and $0.03 respectively for the year ended December 31, 2003 and an increase in net loss per share of $0.08 and $0.08 respectively for the year ended December 31, 2002.

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards	$55,629	$53,620	$41,690

Total deferred tax assets	55,629	53,620	41,690
Valuation allowance	(55,629)	(53,620)	(41,690)

Net deferred tax assets	$—	$—	$—

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The movement on the valuation allowance is as follows:

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Balance at beginning of year	$53,620	$41,690	$17,500
Additions:
Charged to expense	(180)	4,952	7,759
Matching increase in tax value of disqualifying disposition	720	160	1,877
Revision to losses forward on resolution of certain tax uncertainties	1,469	6,818	—
Related to preacquisition losses of Netfish	—	—	14,554

Balance at end of year	$55,629	$53,620	$41,690

      At December 31, 2004 the Company has a net operating loss carryforward of approximately $107,500,000, including approximately $65,000,000 pre-acquisition losses from the Netfish acquisition, for U.S. federal and state income tax purposes which will expire in the tax years 2011 through 2024 if not previously utilized. Utilization of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.
      At December 31, 2004 approximately $31,000,000 of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as the utilization of the net operating loss carryforwards will result in an increase in Additional Paid-In Capital and not a reduction in Provision for Income Taxes. At December 31, 2004, $12,560,000 of the valuation allowance related to disqualifying dispositions.
      At December 31, 2004 the Company also had net operating loss carryforwards totaling approximately $117,600,000 for Irish income tax purposes which carry forward indefinitely.
      At December 31, 2004 the Company also had net operating loss carryforwards totaling approximately $2,900,000 for Australian income tax purposes which carry forward indefinitely.
      The utilization of these net operating loss carryforwards is limited to the future profitable operation of the Company in the related tax jurisdictions in which such carryforwards arose. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.
      Significant judgment is required in determining the Company’s worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The Company has reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company’s policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time the Company may be undergoing tax audits in several jurisdictions and covering multiple years. The tax reserve is the Company’s best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. It is the opinion of the

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Company’s management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company’s consolidated financial statements. The Company expects the completion of certain of these tax audits in the near term. However, based on the currently available information, the Company is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

17.	Industry and Geographic Information
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
      The following is a summary of enterprise-wide geographic areas information:
Revenues from external customers, all attributable to foreign countries:

	Year Ended December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Americas	$34,860	$38,338	$75,472
European Countries	22,804	24,657	33,696
Rest of World	10,355	11,195	14,062

Consolidated total	$68,019	$74,190	$123,230

      Revenues are attributed to countries based on the location of customers.
Long Lived Assets:

	As of December 31,

	2004	2003	2002

	(U.S. dollars in thousands)
Country of Domicile
Ireland	$3,498	$4,647	$8,213
Foreign Countries
Americas	1,352	2,152	6,540
Rest of World	442	406	931

Consolidated total	$5,292	$7,205	$15,684

18.	Related Party Transactions
      In August 2003, the Company entered into a consulting agreement with a company called Claright, founded by Mr. Peter Zotto, the Company’s Chief Executive Officer. Under this agreement, Mr. Zotto, prior to his becoming an employee of IONA, was hired through Claright to provide marketing and related

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
consulting services to IONA. The consulting arrangement was terminated in October 2003, prior to Mr. Zotto being hired as IONA’s Chief Operating Officer. The Company paid Claright fees of approximately $101,750 for such services.
      In July 2003, we engaged K Capital Source Limited (K Capital) to provide us with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of our directors, Dr. Ivor Kenny. Under our agreement with K Capital, we pay $40,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2004.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (filed as Exhibit 2.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit No.	Description of Exhibit

4.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer, Christopher M. Mirabile, Lawrence E Alston, Jr. and William McMurray (filed as Exhibit 4.13 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.14†	Employment Agreement by and between Peter M. Zotto and IONA Technologies PLC dated as of April 14, 2005
8.1	Active Subsidiaries of IONA Technologies PLC
11.1	Code of Business Conduct and Ethics (filed as Exhibit 11.1 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Audit Committee Charter (filed as Exhibit 14.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.3	Nominating and Corporate Governance Committee Charter (filed as Exhibit 14.3 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.4	Description of American Depositary Receipts (filed as Exhibit 14.4 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
IONA TECHNOLOGIES PLC

By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer
Date: May 20, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (filed as Exhibit 2.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit No.	Description of Exhibit

4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer, Christopher M. Mirabile, Lawrence E Alston, Jr. and William McMurray (filed as Exhibit 4.13 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.14†	Employment Agreement by and between Peter M. Zotto and IONA Technologies PLC dated as of April 14, 2005
8.1	Active Subsidiaries of IONA Technologies PLC
11.1	Code of Business Conduct and Ethics (filed as Exhibit 11.1 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Audit Committee Charter (filed as Exhibit 14.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.3	Nominating and Corporate Governance Committee Charter (filed as Exhibit 14.3 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.4	Description of American Depositary Receipts (filed as Exhibit 14.4 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

†	Indicates a management contract or any compensatory plan, contract or arrangement.