Form 20-F
period 2005-12-31
IONA TECHNOLOGIES PLC
filed 2006-04-19
CIK 1032346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005	Commission File No. 0-29154
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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None
Indicate number of shares outstanding of each of the issuer’s classes of capital or common stock as of December 31, 2005:
35,088,120* Ordinary Shares, €0.0025 Par Value
* Excludes an aggregate of 272,418 ordinary shares issuable as of December 31, 2005 pursuant to contractual obligations of the registrant.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                         No     X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                         No     X
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes     X                    No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer                    Accelerated filer     X          Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17                    Item 18     X
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                         No     X

      This annual report on Form 20-F was not prepared for filing in Ireland in compliance with Irish law or the listing rules of the Irish Stock Exchange.
      Unless otherwise provided herein or required by the context, references to “we”, “us” or “IONA” in this annual report shall mean IONA Technologies PLC and its world-wide subsidiaries, collectively.
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
      Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euro to dollars have been made at an exchange rate of 1.1842 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005.
      The terms Orbix® and IONA® used in this annual report are our registered trademarks. The terms “Artixtm” and “Celtixtm” are our trademarks. “CORBA®” is a registered trademark of the Object Management Group, Inc. in the United States and other countries. “J2EEtm” is a trademark of Sun Microsystems, Inc. “Java Community Processsm” is a servicemark of Sun Microsystems, Inc. All other trademarks appearing in this annual report are the property of their respective holders.

      This annual report, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our future revenue, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, sources of liquidity, markets, anticipated tax rates, and plans and objectives of management. Such statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such variation are discussed in Item 5 “Operating and Financial Review and Prospects,” Item 3.D. “Risk Factors” and our reports filed with the Securities and Exchange Commission.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not required.

Item 2.	Offer Statistics and Expected Timetable
      Not required.

Item 3.	Key Information
A.     Selected Financial Data
      The following selected consolidated financial data as of December 31, 2005 and 2004, and for each of the years ended December 31, 2005, 2004 and 2003, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The selected financial data as of December 31, 2003, 2002 and 2001, and for each of the years ended December 31, 2002 and 2001 have been derived from our audited Consolidated Financial Statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$33,630	$30,735	$35,737	$73,452	$118,178
Service revenue	33,176	37,284	38,453	49,778	62,526

Total revenue	66,806	68,019	74,190	123,230	180,704
Cost of revenue:
Cost of product revenue	497	231	527	1,685	3,190
Cost of service revenue	11,684	11,790	14,275	25,458	34,926

Total cost of revenue	12,181	12,021	14,802	27,143	38,116

Gross profit	54,625	55,998	59,388	96,087	142,588
Operating expenses:
In-process research and development	—	—	—	—	3,600
Research and development	15,848	17,204	27,134	38,256	40,260
Sales and marketing	30,672	29,526	41,500	72,888	88,419
General and administrative	8,908	8,545	10,270	13,252	15,318
Amortization of other non-current assets	233	578	796	10,115	14,151
Amortization of goodwill	—	—	—	—	61,403
Restructuring	(189)	—	20,525	20,763	5,705
Impairment of goodwill	—	—	—	276,808	—
Adjustment of acquisition liabilities	—	(600)	—	—	—
Impairment of other non-current assets and property and equipment	—	—	3,271	32,336	—

Total operating expenses	55,472	55,253	103,496	464,418	228,856

(Loss) income from operations	(847)	745	(44,108)	(368,331)	(86,268)
Interest income, net	825	286	483	1,069	2,504
Net exchange gain (loss)	99	(273)	337	(502)	(468)
Gain on sale of investment and other income	—	—	—	—	164

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Income (loss) before provision for (benefit of) income taxes	77	758	(43,288)	(367,764)	(84,068)
Provision for (benefit of) income taxes	920	566	948	1,543	(568)

Net (loss) income	$(843)	$192	$(44,236)	$(369,307)	$(83,500)

Basic net (loss) income per ordinary share and per ADS	$(0.02)	$0.01	$(1.33)	$(11.58)	$(3.27)
Shares used in computing basic net (loss) income per ordinary share and per ADS	35,139	34,570	33,335	31,890	25,556
Diluted net (loss) income per ordinary share and per ADS	$(0.02)	$0.01	$(1.33)	$(11.58)	$(3.27)
Shares used in computing diluted net (loss) income per ordinary share and per ADS	35,139	36,333	33,335	31,890	25,556

	At December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable securities	$52,116	$59,915	$56,649	$81,650	$53,697
Working capital	$32,294	$32,085	$30,417	$63,766	$40,262
Total assets	$77,103	$80,826	$90,038	$131,604	$437,698
Ordinary shares (number)	35,360	34,804	34,006	32,835	27,817
Ordinary share value (par value)	$98	$96	$94	$91	$80
Total shareholders’ equity	$35,241	$34,962	$33,112	$74,905	$375,766

B.	Capitalization and Indebtedness
      Not required.

C.	Reasons for the Offer and Use of Proceeds
      Not required.

D.	Risk Factors
A further decline in information technology spending may result in a decrease in our revenue or lower growth rates.
      Changes in global economic conditions in recent years have resulted in an increased focus on return of investment from, and a reduced level of overall spending by our customers on, information technology, or IT, solutions. We cannot predict if or when the level of overall spending by our customers for IT solutions will increase. A further decline or lack of growth may result in decreased revenue or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. Sustained decrease in overall spending would substantially reduce the number of new software licenses we sell or may cause price erosion for our products, which would reduce the average sales price for these licenses.
      In addition, actual or threatened terrorist attacks, military actions, and events or effects occurring in response to those developments may negatively affect the climate for spending and may reduce the amount or delay the timing of expenditures by corporations for IT solutions. Accordingly, we cannot be assured that we will be able to increase or maintain our revenue.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.
      It is difficult to forecast the timing and recognition of our revenue because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend to twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

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
      Our revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenue or results of operations as an indication of future performance. If our quarterly revenue or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and American Depository Shares, or ADSs, could fall substantially.
      Our quarterly revenue may fluctuate as a result of a variety of factors, including the following:

•	a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

•	the size of transactions can vary significantly;

•	the demand for our products may change;

•	customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenue under our revenue recognition policies.
      Fluctuations in our quarterly revenue may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenue and are relatively fixed. If our actual revenue falls below expectations, we could experience a reduction in operating results.
We have experienced significant variations in operating results and anticipate that we will continue to do so in the future.
      Our levels of operating results have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain expenses attributable to the settlement of litigation, restructuring and impairment of goodwill, other non-current assets and property and equipment. There can be no certainty that we will not experience similar variations in operating results in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.
Our future revenue depends upon the evolution and adoption of Web services and related integration and infrastructure solutions in support of new computing models including service oriented architecture, or SOA.
      We believe that large organizations will continue to adopt Web services and related integration and infrastructure solutions, including enterprise service bus, or ESB, products to support of their SOA adoption strategies. Therefore, we have invested significant resources in developing and introducing products to meet the development, deployment and integration requirements of enterprises using Web services for integration and SOA. If the enterprise adoption of Web services, and Web services — based ESBs, for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.
      The acceptance of our Artix family of ESB products also depends upon the development and proliferation of Web services standards for application integration and SOA. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.
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
We derive a significant amount of revenue from customers in a limited number of industries and our business and results of operations could be adversely effected by significant changes in those industries.
      We currently derive a signification portion of our revenue from customers in a limited number of industries, including finance, telecommunications, manufacturing/distribution and government. A general reduction in IT spending in the finance, telecommunications or manufacturing/distribution industries or by governments and government agencies, or industry-wide changes in our customers’ spending priorities, would adversely impact our business and operating results. In addition, significant changes, including industry consolidation or changes in government spending patterns, could harm our business and operating results as well as increase our dependence on any particular customer.
Potential defects in our products or our failure to provide services for our customers could cause our revenue to decrease, cause us to lose customers and damage our reputation.
      The products that we offer include newly-launched products with no history of customer adoption. These products may contain defects that may be detected at any point in the product’s life cycle. In the past, we have discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

•	loss of customers;

•	injury to our reputation;

•	loss or delay of market acceptance or revenue;

•	increased service or warranty costs; or

•	legal action by our customers.
      In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.
If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.
      The demand for IT integration solutions has become increasingly difficult to predict. To manage this unpredictability and to react to global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to anticipate changing business conditions and manage personnel and other costs while increasing revenue.
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
      To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix and Artix products and fees from related services. We expect our Orbix products to continue to account for a majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.
If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our revenue.
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
Our inability to create and preserve relationships with software vendors, system integrators or other third parties that market and sell our products could reduce our revenue.
      Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of personnel to support the implementation of our software products, or they otherwise do not adequately perform services, we may lose customers. These system integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and system integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.
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
      The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to continue to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.
      We compete principally against vendors of:

•	enterprise infrastructure software;

•	enterprise application integration software;

•	Web services integration software;

•	enterprise service bus software; and

•	open source software projects and products.
      We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the demand for our products;

•	the development of software by others that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs;

•	the ability of our competitors to market their products aggressively and effectively; and

•	the ability of our competitors to hire, retain and motivate key personnel.
      In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for retaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower revenue or reduced prices would negatively impact our operating results and financial condition.
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
      We depend to a significant extent upon a limited number of senior executives and personnel with specific technological expertise that is in short supply. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.
      We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our revenue is derived, and our operations are conducted worldwide. We expect that operations outside of the U.S. will continue to account for a significant portion of our business and expect to continue to expand our operations outside of the U.S. Because of the international character of our business, we are subject to risks such as:

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
We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or be dilutive to our current shareholders.
      As part of our business strategy, we may pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. If we do identify suitable acquisition candidates, we may be unable to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.
If our effective tax rate increases, our business and financial results would be adversely impacted.
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if Japanese, U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected.
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
      The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.
We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.
      We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the U.S. and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction of our software or inadequate protection of our proprietary rights could have a material adverse effect on our business, financial condition or results of operations.
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
      Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The risk of infringement may increase because of our use of and involvement with open source technology. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

•	discontinue the use of certain processes;

•	cease the use and sale of infringing products and services;

•	expend significant resources to develop non-infringing technology;

•	obtain licenses to competing technology; or

•	indemnify customers under certain clauses relating to intellectual property rights in our licenses.
      We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses or if adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.
We recently undertook an open source initiative which may not be profitable or achieve widespread acceptance.
      Open source-based business models are new and experimental. We may find that the business offerings that we are developing around open source technology are not as profitable as we anticipate, or that the technology adoption and marketing benefits that we expect are not realized.
      Because of the characteristics of open source technology and of development and licensing practices in the open source software community, there are few technology barriers to entry in the open source market. New competitors with greater resources than us may easily enter the open source software market and compete with us. Competitors can develop competing software with lower overhead and lead time than typically required in the development of traditional proprietary software. It is possible for a competitor to develop its own open source solutions, potentially reducing the demand for our solutions.
      As part of our open source initiative we sponsor the Celtix project at the ObjectWeb Consortium, which is an open source ESB project. The acceptance of Celtix and the success of our open source initiative depends upon the adoption of this technology by others, which we can influence but cannot control. We may be unable to accurately predict the future course of open source technology development, which could reduce the market appeal of our complementary commercial products and damage our reputation. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our products but competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the IONA brand and result in decreased revenue.
Changes in the accounting treatment of share-based payments could adversely affect our results of operations.
      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, to require companies to expense share-based payments for financial reporting purposes, effective for fiscal years beginning after June 15, 2005. From and after January 1, 2006, we will value our share-based payments pursuant to a valuation formula and amortize that value against our results of operations over the vesting period in effect for those share-based payments. Prior to January 1, 2006, we accounted for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation. This requirement to expense share-based payments will materially and adversely affect our reported results of operations as the stock-based compensation expense would be charged directly against our reported results of operations. For pro-forma disclosure illustrating the effect such a change on our recent results of operations might have had, see Note 1 of the Consolidated Financial Statements.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.
      To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to NASDAQ listing standards, we have hired and may need to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of increases in claims rates, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for share-based payments as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.
We will incur significant increased costs, and our management will be required to devote substantial time, to comply with the internal controls requirements of the Sarbanes-Oxley Act.
      The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, assuming that we are an “accelerated filer” for U.S. federal securities law purposes, commencing in 2006, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial costs and expend significant management time on compliance-related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ National Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Item 4.	Information on the Company

A.	History and Development of the Company

About IONA
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

Important Events and Acquisition
      In 2001, we acquired Netfish Technologies, Inc., or Netfish. The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.

Certain Investments
      During 2005, 2004 and 2003 we invested $1.2 million, $1.1 million, and $1.2 million, respectively, for the purchase of property and equipment, for further investment in our management information systems and for capital expenditures.
      During 2005, 2004 and 2003 we invested nil, $0.2 million, and $0.1 million, respectively, in technology that had reached technological feasibility. In addition, our research and development expenditures in 2005, 2004 and 2003 were approximately $15.8 million, $17.2 million, and $27.1 million, respectively.

B.	Business Overview
Overview
      We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their IT environments while lowering the operating costs of existing middleware investments ultimately achieving greater return on investment, or ROI, on their existing IT investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
      We have a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. We have a proven record of industry leadership and continuous product improvement.
      We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to thousands of enterprise or divisional customers worldwide.

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
      Integration of IT systems persists as an issue of critical importance to large organizations. Since the early 1990s, we have built our integration products around two very significant open industry standards, initially CORBA and more recently Web services, and a unifying approach to designing and implementing large-scale systems referred to as service-oriented architecture, or SOA.
      CORBA. CORBA promised to make applications interoperable by exposing them as platform neutral services with interfaces based on a consensual standard. CORBA proved to be very popular for building and integrating systems where high performance, high transaction volumes, and high scalability were required, and for organizations with a long-term strategy for computing asset reuse and ongoing interoperability. For example, many of the world’s telephone network management systems are built on, and interoperate using, CORBA. A telephone call traverses numerous telephone network systems, interacting at extremely high speed with a number of billing applications, switches and other systems, all integrated with CORBA.
      Web services. A growing number of organizations are evaluating Web services technologies for their suitability as an integration solution. Descended from the World Wide Web, the most successful experiment in interoperability, Web services emanate from a collection of industry standards that specify how computer systems, or parts of systems, can be represented as business services. These standards also describe how data and transactions can be exchanged between computer systems, and how services can be discovered and identified.
      Web services hold the potential for giving computer systems ease of interaction by leveraging these worldwide standards for use in enterprise IT. As a result, large organizations, and infrastructure solution vendors, are eager to exploit the potential of the Web services standards. Despite the relative immaturity of these standards, Web services allow applications to more easily interoperate and share data. Web services facilitate the implementation and management of dynamic business applications and systems in a less disruptive, less costly and faster manner than in existing integration solutions. Web services also allow organizations to broadly service-enable their IT assets in a systematic fashion.
      Service-oriented architecture. SOA describes a technology-independent approach to building applications that focuses particularly on system integration and reuse of existing business computing functionality. SOAs encourage application developers to take a business-focused approach to building systems that ensures that IT organizations and line-of-business organizations have a common frame of reference.

      CORBA and Web services are naturally suited to SOAs. CORBA is the core technology supporting a number of very large, first-generation SOA implementations. The architectural impact of Web services, coupled with their broad accessibility, makes Web services intriguing to organizations deploying SOA. These organizations tend to be large and sophisticated and demand enterprise-wide integration solutions. For organizations focused on leveraging SOA, simple interoperability is not enough. Integration projects require additional sophisticated security, availability, reliability and management capabilities, among other capabilities. CORBA and Web services standards address many of these advanced requirements.
      Contemporaneous with the adoption of SOA as the next evolution of computing models, open source software technologies have been gaining widespread acceptance. This acceptance began with the Linux operating system and now encompasses other important technologies such as databases and application servers.
      In addition to cost savings, open source software has added value in the transparency afforded by access to source code, enabling more efficient adoption of the technology and greater innovation. Active communities extend the knowledge base for these open source software technologies and help reinforce the reputation of open source software as a reliable alternative to proprietary software solutions.
      The successful use of open source software technologies to support strategic systems has paved the way for an even broader set of infrastructure software to emerge. We actively participate in a number of communities, all of which have active projects underway to develop the infrastructure software required to support SOA. The level of collaboration occurring among these various communities ensures the interoperability of these open source software technologies.
IONA’s Opportunity
      Our opportunity is to provide standards-based solutions to organizations that want to use Web services, CORBA, open source and other software technologies to deliver SOA-based solutions to solve enterprise integration problems.
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
      We have a history of promoting large-scale, standards-based integration solutions for our customers. Our standards-based solutions allow our customers across our target markets to develop and deploy integration projects involving hundreds of systems, and tens of thousands of users.
      We have had an uncompromising commitment to industry standards since their inception. Our early support for CORBA was augmented by solutions built on later-evolving standards such as J2EE, Extensible Markup Language, or XML, and Web services. We are actively involved in industry organizations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards, or OASIS, the TeleManagement Forum, the Parlay Group and the Web Services Interoperability Organization.
      Our deep commitment to industry standards mitigates our customers’ risk of being locked into a proprietary solution from a single vendor. Therefore, our standards-based solutions provide our customers a lower total cost of ownership of software, developer training, implementation services, and ongoing support. Our commitment to standards is underscored by our open source initiative, a key part of which is our involvement with the Celtix open source project and the Eclipse Foundation SOA Tools Platform Project. Celtix is an open source ESB project hosted by the ObjectWeb Consortium and sponsored by us. Celtix delivers the core functionality required to begin deploying SOA in the enterprise. Part of Celtix’s core functionality will be support for the recently introduced Java Business Integration, or JBI, specification developed within the Java Community Process, or JCP. The initial release of Celtix will include Web Services Description Language, or WSDL, contract language support for defining services, standard transports including Web Services-Reliable Messaging (WS-RM), Java Message Service (JMS), and Hypertext Transfer Protocol (HTTP), binding support for Simple Object Access Protocol, or SOAP, and XML payloads and application bindings for Java. Celtix will also feature Java Management Extensions (JMX)-based administration and basic security support. It is anticipated that future releases of Celtix will feature Eclipse-based administration and configuration tools. We believe that the availability of Celtix will speed adoption of ESB technology and distributed computing methodologies such as SOA.
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
      For more than a decade, we have specialized in integrating high-performance, mission-critical, distributed systems. Our SOA expertise includes open source software technologies where SOAs are a leading approach for rationalizing and integrating large heterogeneous IT organizations. When combined with our expertise in SOA, our commitment to open source integration solutions provides the industry with a lower barrier to entry that can help drive the adoption of SOA-based projects and provide customers with the ability to incrementally adopt a standards-based distributed computing model. Our work with various open source communities allows us to provide universal access to innovative technology and to give developers an entry level starting point towards deploying large-scale SOA in their organizations.
Strategy
      Our objective is to be the leading provider of standards-based enterprise integration and SOA infrastructure solutions for our customers. We believe that, as a result of our experience with and technological leadership in respect of SOA computing models, we can deliver value to our customers by enabling them to achieve a greater ROI from existing IT assets, streamline and modernize their IT environments to promote business agility and to do so while reducing total cost of ownership. To achieve this objective, we intend to continue to pursue the following:

•	Maintain Technological Leadership in Standards-based Computing. We have a history of technological leadership and dedication to continuous product improvement. Our CORBA-based Orbix product family is the leading enterprise CORBA solution. Our Web services-based Artix product family and our open source initiative continue the Orbix tradition by addressing the integration needs, from mainframe environments to mobile computing platforms, of large IT organizations through high performance, standards-based solutions. We will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards in our commercial products and our open source initiative, we intend to facilitate the broad acceptance of our offerings. We may acquire businesses, products or technologies that we believe will enhance and expand our current product offerings.

•	Expand Our Customer Base, While Retaining Our Existing Customers. Many of our customers are Global 2000 companies in a variety of industries, including telecommunications, financial services, government and manufacturing/distribution, that are deeply invested in both our products and our architectural approach to integration. The strategic importance of our products allows us, working with our partners, to develop strong relationships with our customers’ key technology decision makers. In addition, our strategic selling approach facilitates broad adoption of our products throughout a customer’s IT organization. All of these factors combine to represent an opportunity for us to continue to present new generations of technology solutions to our enterprise customers in the telecommunications, government and financial services industries. At the same time, the broader popularity of Web services gives us an opportunity to go beyond our traditional customer base to attract new customers that have deployed complex, costly and heterogeneous computing environments. We believe these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. We also believe these new customers will find our traditional, distributed architectural approach, combined with our new generation of Web services integration solutions, compelling and competitive.

•	Leverage and Expand Strategic Alliances. We understand that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to us. We are focused on leveraging our established relationships and forging new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have existing relationships with leading software and technology vendors, such as AmberPoint, BEA, Business Objects, IBM, Microsoft, Oracle, Sun Microsystems, and global system integrators, such as BearingPoint, Computer Sciences Corporation (CSC), LogicaCMG, NEC, NS Solutions, Satyam and Wipro. We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market presence.

Products
      We deliver value to our customers through our Artix and Orbix product families and our sponsorship of, and participation in, the ObjectWeb Celtix project. These products employ standards-based technology to address the enterprise integration needs of our customers. Orbix, our CORBA-based product family, continues to support critical applications in the telecommunications, financial services, government and manufacturing/distribution industries. Artix, our extensible ESB product, and the ObjectWeb Celtix open source project, provide critical Web services-based infrastructure for enterprise integration based on SOA principles. Our products allow our customers to generate greater ROI from existing and future IT assets and investments, offer clients and customers new products and services while driving down annual IT operating costs, and modernize and streamline IT environments to make them more agile without ripping out and replacing existing mission critical systems.

Artix
      Artix is our extensible ESB product, which provides Web services-based integration software for enterprise IT organizations with multiple generations of business applications, technologies and architectures. Artix makes these IT assets work together, forming the basis for an agile SOA. Artix is unique because it is deployed in a distributed manner and does not rely on a centralized server or hub and spoke architecture. This distributed approach to integration better supports a customer’s ability to deploy an agile SOA environment that is responsive to changing business requirements.
      Artix is designed for organizations with complex and heterogeneous computing environments. These organizations use Artix to represent IT assets as Web services, making it easier to integrate these assets or to consolidate assets without disrupting operations.
      Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organizations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organizations reuse existing middleware and application functionality to create secure, manageable Web services-based integration projects.
      Artix is available on a wide range of hardware and software platforms including many variants of Unix as well as Microsoft platforms. We also offer a mainframe-based version of Artix that gives organizations the ability to Web service enable IBM’s Information Management Service, or IMS, and Customer Information Control System, or CICS, applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organizations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.

Orbix
      Orbix is our original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.
      Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing proprietary application interfaces with standards-based interfaces, to build new, service-oriented systems in Java or C++, to extend the value of mainframe assets by exposing them as services, and to non-intrusively augment existing systems with new functionality. Our Orbix offering is augmented by a second similar CORBA solution, Orbacus, which is available in source code form for those customers preferring a source-available product.
      Like Artix, Orbix meets the needs of enterprise IT organizations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing and fault tolerance.
Services
      We provide a variety of support and consulting services to our customers. Our professional services personnel provide our customers, partners and internal field organizations with educational services, as well as product and architectural consulting services for Orbix, Artix and Celtix. Our Celtix service offerings include, Celtix Global Training and e-Learning, Celtix Consulting and Celtix Global Support. These personnel are senior technologists, with substantial expertise in leading integration and development technologies, including CORBA, J2EE and XML. Our customer support personnel are dedicated to the ongoing support and maintenance of our products. In addition to telephone-based and on-site product support, we also provide customers with a self-help support option in the form of a comprehensive online database of technical information and advice.
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
      Our research and development expenditures in 2005, 2004 and 2003 were approximately $15.8 million, $17.2 million, and $27.1 million, representing 23.8%, 25.3%, and 36.6% of total revenue in 2005, 2004 and 2003, respectively. We expect to continue investing significant resources in research and development in the future.

Customers
      Since our inception, we have licensed, directly or indirectly, our products to thousands of enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, financial services, manufacturing/distribution, government, healthcare, and information technology. The following is a selected list of customers across some of our targeted industries:

Financial	Telecom	Government

Credit Suisse Group	AT&T	N.A.S.A
GAD	Beijing Mobile	National Geospatial-Intelligence Agency
JPMorgan Chase	BellSouth	U.S. Dept. of Transportation
Lehman Brothers	Marconi	U.S. Environmental Protection Agency
Raymond James	Nokia
Reuters	O2
Sentenial	Sprint
Winterthur Insurance
      No customer accounted for more than ten percent of our total revenue in 2005, 2004 or 2003.
      We derive a significant amount of our total revenue from customers located outside the United States. Revenue from customers located outside the United States was approximately 51.8%, 48.7%, and 48.3%, of total revenue for 2005, 2004 and 2003, respectively. We expect revenue from customers located outside the United States to continue to represent a significant percentage of our total revenue for the foreseeable future.
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
      Our indirect distribution channels include leading software vendors, such as Business Objects and Hyperion; global system integrators, such as BearingPoint and CSC; leading original equipment manufacturers, such as Sun Microsystems and Cisco; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.
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

      We compete with a variety of software vendors, including established providers of broad infrastructure platforms, new and narrowly focused software companies, and even shareware and freeware providers. In some cases, these vendors’ offerings are narrowly defined and compete with our products in a limited set of features or problems. Other vendors target roughly the same range of IT problems as we do. Still others have broad infrastructure offerings that compete with our products in specific scenarios.
      We compete against:

•	enterprise application infrastructure providers;

•	enterprise application integration software vendors;

•	web services integration companies;

•	ESB vendors; and

•	open source software projects and products.
      We believe that the principal competitive factors that affect the market for our products include:

•	potential customers’ perception of our market leadership in a demanding and fast-moving technology environment;

•	our continued conformity to industry standards, and customers’ ongoing preference for standards-based products;

•	breadth of product offerings, including open source software projects and products;

•	product features and functionality;

•	product ease-of-adoption and ease-of-use;

•	product quality;

•	our customer service and support;
•	security, reliability, availability and other enterprise qualities of service;

•	product and service pricing; and

•	our reputation and financial viability.
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
      While we generally use negotiated, signed license agreements or shrink-wrap type licenses to restrict copying and use of our software products, we do not generally embed mechanisms in our software to prevent unauthorized use or copying of our software. We do not rely significantly on patents or other registered intellectual property rights to protect our software. We do, however, have a number of U.S. and international trademark applications issued and pending, and have a number of U.S. patent applications issued and pending. Because shrink-wrap type licenses are not signed by licensees, they may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which our products may be sold may not protect proprietary rights to the same extent as the laws of the United States and Ireland.
      We license from time to time technologies and products from commercial third parties and open source licensors for incorporation in our products. In addition, we participate in certain open source community efforts.

      We generally enter into confidentiality agreements with our employees and consultants, and limit access to, and distribution of, our proprietary information to customers and potential customers.
Employees
      As of December 31, 2005, we had 341 full-time employees in 16 offices worldwide, with 145 based in the Americas, 153 based in Europe/ Middle East/ Africa and 43 based in Asia-Pacific. These employees include 127 in product development and management, 58 in services, 15 in marketing, 91 in sales and 50 in finance and administration. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.
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
Government Regulations
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.
      For more information regarding the impact of tax regimes on our business, please see Item 3.D. “Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted” and Item 10.E. “Taxation.”
Principal Markets
      For a description of the principal markets in which we compete, including a breakdown of total revenue by category of activity and geographic market for each of the last three financial years, see Item 5 “Operating and Financial Review and Prospects.”
Seasonality and Raw Materials
      Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Our products and services do not materially depend on the availability of raw materials.

C.	Organizational Structure
      IONA Technologies PLC has 23 direct and indirect subsidiaries, of which three are significant—IONA Technologies, Inc., or IONA U.S., incorporated in Delaware, IONA Technologies Japan, LTD, or IONA Japan, incorporated in Japan, and IONA Technologies Finance, or IONA Finance, incorporated in the Cayman Islands. IONA U.S., IONA Japan, and IONA Finance are wholly-owned by IONA Technologies PLC.

D.	Property, Plants and Equipment
      Our headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring on July 31, 2023, subject to our right to terminate the lease on July 31, 2013. As of December 31, 2005, we occupied approximately 21,400 square feet of the office space and sublet approximately 33,000 square feet with the remainder deemed idle. The principal U.S. office of IONA U.S. is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 65,480 square feet of office space. As of December 31, 2005, we occupied approximately 30,359 square feet under a lease expiring in 2011, and sublet approximately 35,121 square feet under a lease expiring in 2006. The principal office of IONA Japan is located in a leased facility in Tokyo, Japan. In addition, our wholly-owned subsidiaries maintain offices in California, Texas, Virginia, Newfoundland, Frankfurt, Munich, Milan, Paris, London, Zurich, Beijing and Shanghai. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We do not expect in the near future to move to new, or expand into additional, facilities. However, in the event of any such move or expansion there could be a material adverse effect on our business, financial condition and results of operations or a disruption in the development or marketing of products. For more information, please see Item 3.D. “Risk Factors.”

Item 4A.	Unresolved Staff Comments
      Not applicable.

Item 5.	Operating and Financial Review and Prospects
      The following discussion and analysis of financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements for the periods specified and associated notes included in Item 3.A. “Selected Financial Data.” The following discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost reduction efforts; the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close revenue transactions. Further reference should be made to Item 3.D. “Risk Factors.”

A.	Operating Results
Overview
      We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their IT environments while lowering the operating costs of existing middleware investments ultimately achieving greater ROI on their existing IT investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
      Our revenue is derived from product license fees and charges for support and professional services. We recognize revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations (referred to herein collectively as, SOP 97-2). In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.
      Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing/distribution, banking, government, medical, computing, research and software. No single customer accounted for more than 10% of total revenue in 2005, 2004 or 2003.
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
      Our total revenue was approximately $66.8 million in 2005, $68.0 million in 2004, and $74.2 million in 2003. Total revenue from customers located outside the United States was approximately $34.6 million, or 51.8% of total revenue, in 2005, $33.2 million, or 48.7% of total revenue, in 2004, and $35.9 million, or 48.3% of total revenue, in 2003. As a percentage of total revenue, product revenue was approximately 50.3% in 2005, 45.2% in 2004, and 48.2% in 2003.
      Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Total gross margin in 2005 revenue was 81.8%. Product and service gross margins as a percentage of product and service revenue are described in the following table:

	Gross Margin

Year	Product	Service

2005	98.5%	64.8%
2004	99.2%	68.4%
2003	98.5%	62.9%
      The decrease in product gross margin from 2004 to 2005 was primarily attributable to a distributor royalty on a single deal.
      The decrease in service gross margin from 2004 to 2005 was primarily attributable to relatively flat cost of service revenue despite a decrease in overall service revenue. The relatively flat cost of service revenue allowed us to preserve our services competence in support of our growing Artix business.
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.
      In 2001, we acquired Netfish Technologies, Inc. The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.
      In October 2004, we received $600,000 from our insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs. This favorable resolution resulted in the recognition of $600,000 of income in this period.
Critical Accounting Policies and Estimates
      Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of our Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

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

Revenue Recognition
      We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.
      For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenue is recognized in this manner.
      For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
      We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

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

Restructuring Charge
      During the past several years, we recorded restructuring charges and credits to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At December 31, 2005, there were various accruals recorded for the costs to exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates of severance payments, sublease income or the period of time the facilities will be vacant and subleased. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
      In order to estimate the costs related to our restructuring efforts, we made our best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
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

Allowances for Doubtful Accounts
      We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood that our customers will not pay us all amounts due to us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers, we perform analyses of the likelihood of payment, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Consolidated Financial Statements.

Legal Contingencies
      We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.

Accounting for Income Taxes
      Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Any differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.
      Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of December 31, 2005, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined that we could realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase net income (loss) in the period such a determination was made.
      In addition, we operate within several taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. We believe, adequate provisions for income taxes have been made.

Impairment of Other Non-Current Assets
      Other non-current assets represents costs of technology purchased or acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:

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
      When events and circumstances indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Any impairment loss would be measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results to estimate future cash flows to determine the fair value of the respective assets. If an asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in an asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.

Foreign Currency
      The U.S. dollar is our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at year end exchange rates. Revenue and expenses denominated in currencies other than the U.S. dollar are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2005, 2004 or 2003.
Taxation
      We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. See Item 10.E. “Taxation.” We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors — If our effective tax rate increases, our business and financial results would be adversely impacted.”
Recent Accounting Pronouncements
      In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections”, or SFAS 154. This statement replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, or APB 20, and Statement of Financial Accounting Standards No. 3, “Reporting of Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS 154 does not change the transition provisions of any existing accounting pronouncements.
      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” or SFAS 123R, which replaces Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and related interpretations. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. We adopted SFAS 123R on January 1, 2006.
      In accordance with SFAS 123R, public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. We have adopted SFAS 123R using the modified prospective method.
      We have not completed our evaluation of the effects of adopting SFAS 123R. However, we anticipate we will recognize an aggregate of $9.9 million as compensation expense in years 2006 to 2009. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Results of Operations
      The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,

	2005	2004	2003

Revenue:
Product revenue	50.3%	45.2%	48.2%
Service revenue	49.7	54.8	51.8

Total revenue	100.0	100.0	100.0

Cost of revenue:
Cost of product revenue	0.7	0.4	0.7
Cost of service revenue	17.5	17.3	19.3

Total cost of revenue	18.2	17.7	20.0

Gross margin	81.8	82.3	80.0
Operating expenses:
Research and development	23.8	25.3	36.6
Sales and marketing	45.9	43.4	55.9
General and administrative	13.3	12.6	13.8
Amortization of other non-current assets	0.3	0.8	1.1
Restructuring	(0.3)	—	27.7
Adjustment of acquisition liabilities	—	(0.9)	—
Impairment of non-current assets and property and equipment	—	—	4.4

Total operating expenses	83.0	81.2	139.5

(Loss) income from operations	(1.2)	1.1	(59.5)
Interest income, net	1.2	0.4	0.7
Net exchange gain (loss)	0.1	(0.4)	0.5

Income (loss) before provision for income taxes	0.1	1.1	(58.3)
Provision for income taxes	1.4	0.8	1.3

Net (loss) income	(1.3)%	0.3%	(59.6)%

Gross margin:
Product (as a percentage of product revenue)	98.5%	99.2%	98.5%
Service (as a percentage of service revenue)	64.8%	68.4%	62.9%
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Revenue
      Total revenue decreased by 1.8% to $66.8 million in 2005 from $68.0 million in 2004. Total revenue from customers located outside of the United States represented 51.8% of total revenue in 2005 and 48.7% of total revenue in 2004, or $34.6 million and $33.2 million, respectively. The total number of revenue transactions over $250,000 decreased to 48 in 2005 from 55 in 2004. There was an increase in average transaction size to approximately $64,000 in 2005 from $53,000 in 2004. No customer accounted for more than 10% of our total revenue in 2005 or 2004.
      Product Revenue. Product revenue increased by 9.4% to $33.6 million in 2005 from $30.7 million in 2004. The increase in product revenue was attributable to increased sales of our Artix family of products.
      Service Revenue. We provide professional services, consisting of consulting and training, technical support, for all of our products and, to a limited extent, product configuration and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased $4.1 million to $33.2 million in 2005 from $37.3 million in 2004. The decrease in service revenue was primarily attributable to the expiration of support agreements executed in prior years that were not renewed.

Cost of Revenue
      Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.5 million, resulting in a product gross margin of 98.5%, in 2005 compared to $0.2 million, resulting in a product gross margin of 99.2%, in 2004. The decrease of product gross margin from 2004 to 2005 was primarily due to a distributor royalty on a single deal. We expect the adoption of SFAS 123R and related expensing of stock-based compensation to have an inconsequential effect on product gross margins in 2006.
      Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $11.7 million, resulting in a service gross margin of 64.8%, in 2005 compared to $11.8 million, resulting in a service gross margin of 68.4%, in 2004. The decrease in service gross margin was primarily attributable to relatively flat cost of service revenue despite a decrease in overall service revenue as well as additional costs related to a first time expense for accrued vacation. The average number of service personnel decreased to 55 in 2005 from 56 in 2004. We expect that the cost of service revenue expenses will increase in 2006 due to the expensing of stock-based compensation with the adoption of SFAS 123R.

Operating Expenses
      Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees and related indirect costs. Research and development expenses were $15.8 million, or 23.8% of total revenue, in 2005 compared to $17.2 million, or 25.3% of total revenue, in 2004. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures, including a reduction in contract labor, consolidation of development infrastructure and the movement towards lower cost geographies. These decreases in research and development expenses year over year were partially offset by additional costs in 2006 related to a first time expense for accrued vacation. The average number of research and development personnel increased to 129 in 2005 from 125 in 2004. We expect that research and development expenses will increase in 2006 due to the expensing of stock-based compensation with the adoption of SFAS 123R.
      Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $30.7 million, or 45.9% of total revenue, in 2005 compared to $29.5 million, or 43.4% of total revenue, in 2004. The increase in sales and marketing expenses in dollar amount was primarily the result of marketing and sales activities related to bringing our Artix family of products to market as well as additional costs related to a first time expense for accrued vacation. The average number of sales and marketing personnel decreased to 108 in 2005 from 111 in 2004. We expect that sales and marketing expenses will increase in 2006 due to the expensing of stock-based compensation with the adoption of SFAS 123R.
      General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $8.9 million, or 13.3% of total revenue, in 2005 compared to $8.5 million, or 12.6% of total revenue, in 2004. The increase in general and administrative expenses in dollar amount was primarily the result of costs relating to our compliance with the Sarbanes-Oxley Act of 2002 as well as additional costs related to a first time expense for accrued vacation. These increases were offset by a reduction in our allowance for doubtful accounts. The average number of general and administrative personnel decreased to 52 in 2005 from 53 in 2004. We expect that general and administrative expenses will increase in 2006 due to the expensing of stock-based compensation with the adoption of SFAS 123R.
      Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility. Amortization of other non-current assets was $0.2 million, or 0.3% of total revenue in 2005, compared to $0.6 million, or 0.8% of total revenue in 2004. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over three to four years.
      Restructuring. In 2005, we released $0.2 million of restructuring accruals of which $0.1 million was related to severance and benefit costs from previous restructurings and $0.1 million was related to facilities costs for our Dublin, Ireland and Reading, UK offices. Cash outlays associated with the restructuring plans initiated in previous periods totaled approximately $5.8 million during 2005, including approximately $0.3 million in severance and related benefits paid to employees worldwide and $5.5 million in facility closure costs. In 2004, we recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions. Also, during 2004, we released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings. Cash outlays associated with the restructuring plans initiated in previous periods totaled approximately $6.0 million during 2004, including approximately $2.5 million in severance and related benefits paid to employees worldwide and $3.5 million in facility closure costs.
      Adjustment of Acquisition Liabilities. In 2005, there was no adjustment of acquisition liabilities. In October 2004, we received $0.6 million from our insurers in connection with the favorable resolution of an acquisition contingency relating to litigation costs. This favorable resolution resulted in the recognition of $0.6 million of income in 2004.

(Loss) Income from Operations
      We generated an operating loss of $0.9 million, or 1.2% of total revenue, in 2005 compared to an operating income of $0.7 million, or 1.1% of total revenue, in 2004. The operating loss in 2005 reflects the decrease in total revenue primarily as a result of decreased sales of our CORBA family of products.

Other Income, Net
      Interest income, net primarily represents interest earned on cash and investment balances. Interest income, net was $0.8 million in 2005 compared to $0.3 million in 2004. The increase in interest income, net was due primarily to an increase in interest rates.
      Net exchange gain was $0.1 million in 2005 compared to a net exchange loss of $0.3 million in 2004. The net exchange gain for 2005 was primarily due to the strengthening of the U.S. dollar against the Euro offset by the strengthening of the U.S. Dollar against the Japanese Yen.

Income Taxes
      Income taxes were $0.9 million in 2005 compared to $0.6 million in 2004. The increase in the charge for income taxes in 2005 compared to 2004 arises as a result of an increase in taxes payable in foreign jurisdictions. See Item 3.D. ” Risk Factors -Factors Affecting Future Results — If our effective tax rate increases, our business and financial results would be adversely impacted.”

      At December 31, 2005, we had a net operating loss carryforwards of approximately $118.9 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2024 if not previously utilized. At December 31, 2005, we also had net operating loss carryforwards of approximately $124.5 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total Revenue
      Total revenue decreased by 8.3% to $68.0 million in 2004 from $74.2 million in 2003. Total revenue from customers located outside of the United States represented 48.7% of total revenue in 2004 and 48.3% of total revenue in 2003, or $33.2 million and $35.9 million, respectively. The total number of revenue transactions over $250,000 decreased to 55 in 2004 from 62 in 2003. There was an increase in average transaction size to approximately $53,000 in 2004 from $51,000 in 2003 to 55 in 2004. No customer accounted for more than 10% of our total revenue in 2004 or 2003.
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
      Cost of Service Revenue. Cost of service revenue was $11.8 million, resulting in a service gross margin of 68.4%, in 2004 compared to $14.3 million, resulting in a service gross margin of 62.9%, in 2003. The increase in service gross margin was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates. The average number of service personnel decreased to 56 in 2004 from 80 in 2003.

Operating Expenses
      Research and Development. Research and development expenses were $17.2 million, or 25.3% of total revenue, in 2004 compared to $27.1 million, or 36.6% of total revenue, in 2003. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of research and development personnel decreased to 125 in 2004 from 159 in 2003.
      Sales and Marketing. Sales and marketing expenses were $29.5 million, or 43.4% of total revenue, in 2004 compared to $41.5 million, or 55.9% of total revenue, in 2003. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003, as well as a decrease in sales commissions of approximately $3.5 million that resulted from lower license revenue and a change in our commission structure during 2004. The average number of sales and marketing personnel decreased to 111 in 2004 from 168 in 2003.
      General and Administrative. General and administrative expenses were $8.5 million, or 12.6% of total revenue, in 2004 compared to $10.3 million, or 13.8% of total revenue, in 2003. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003 (as described below in “Restructuring”). The average number of general and administrative personnel decreased to 53 in 2004 from 72 in 2003.
      Amortization of Other Non-Current Assets. Amortization of other non-current assets was $0.6 million, or 0.8% of total revenue in 2004, compared to $0.8 million, or 1.1% of total revenue in 2003. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets.
      Restructuring. In 2004, we recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions. Also, during 2004, we released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings. Cash outlays associated with the restructuring plans initiated in 2004, 2003, 2002 and previous periods totaled approximately $6.0 million during 2004, including approximately $2.5 million in severance and related benefits paid to employees worldwide and $3.5 million in facility closure costs.
      In 2003, our management and board of directors approved restructuring plans, which included consolidation of excess facilities and a reduction in workforce and other related costs. Total restructuring costs of $20.5 million have been recorded related to these initiatives. Restructuring expenses included approximately $11.0 million representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies. In addition, the restructuring plans included costs totaling approximately $9.5 million associated with the closure and consolidation of office space, principally in the United States and Ireland.
      Adjustment of Acquisition Liabilities. In October 2004, we received $0.6 million from our insurers in connection with the favorable resolution of an acquisition contingency relating to litigation costs. This favorable resolution resulted in the recognition of $0.6 million of income in 2004.
      Impairment of Non-current Assets and Property and Equipment. In 2004, there was no impairment of non-current assets and property and equipment. In 2003, we recorded a $3.3 million impairment of non-current assets and property and equipment. As a result of unfavorable market conditions and changes in our product strategy, which we identified as indicators of impairment under SFAS 144, we recorded a non-cash impairment charge of $0.1 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.2 million charge for the property and equipment and related costs, for property and equipment no longer in use in 2003, as a result of the restructuring activities in 2003.

Income (Loss) from Operations
      We generated an operating income of $0.7 million, or 1.1% of total revenue, in 2004 compared to an operating loss of $44.1 million, or 59.5% of total revenue, in 2003. The increase in operating income for 2004 compared to 2003 was primarily the result of the impact of restructuring and impairment charges in 2003 as well as savings in 2004 from the cost reduction measures and restructuring plans implemented by management in 2003.

Other Income, Net
      Interest income, net was $0.3 million in 2004 compared to $0.5 million in 2003. The decrease in interest income, net was due primarily to unrealized losses on investments, specifically bonds that were affected by increasing interest rates.
      Net exchange loss was $0.3 million in 2004 compared to a net exchange gain of $0.3 million in 2003. The net exchange loss for 2004 was primarily due to the weakening of the U.S. dollar against the Euro offset by a strengthening of the Japanese Yen versus the U.S. Dollar.

Income Taxes
      Income taxes were $0.6 million in 2004 compared to $0.9 million in 2003. The reduction in the provision of income taxes in 2004 compared to 2003 reflects losses incurred in Ireland and in other jurisdictions. See “Factors Affecting Future Results — If our effective tax rate increases, our business and financial results would be adversely impacted.”
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

Exposure to Currency Fluctuations
      Our Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange gain of $0.1 million in 2005 compared to an exchange loss of $0.3 million in 2004. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently made in U.S. dollars, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 11 “Quantitative and Qualitative Disclosure About Market Risk.” We had no derivative or hedging transactions in 2005, 2004 and 2003.

B.	Liquidity and Capital Resources
      Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities and operating leases, and from operations. At December 31, 2005, we had cash and cash equivalents, restricted cash, and marketable securities of $52.1 million, representing a decrease of $7.8 million from December 31, 2004.
      The following table shows the major components of our statements of cash flows for the last three years:

	2005	2004	2003

	(U.S. dollars, in thousands)
Cash and equivalents, beginning of period	$33,250	$31,517	$76,336
Net cash provided by (used in) operating activities	(5,267)	1,407	(45,817)
Net cash (used in) investing activities	(1,169)	(1,294)	(1,246)
Net cash provided by financing activities	1,122	1,620	2,244

Cash and equivalents, end of period	$27,936	$33,250	$31,517

      Net cash used in operating activities was $5.3 million in 2005 compared to net cash provided by operating activities of $1.4 million in 2004. The increase in cash used in operating activities in 2005 compared to 2004 primarily reflects an increase in accounts receivable in 2005 compared to 2004 as a result of strong billings late in the fourth quarter of 2005 and a net loss of $0.8 million in 2005 compared to net income of $0.2 million in 2004. Partially offsetting this use of cash was the release of $3.0 million of cash deposits that were restricted under the terms of an operating lease.

      As of December 31, 2005, we had approximately $0.5 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms which expire in May 2007 and July 2011. The investments pledged for security of the letters of credit are presented as restricted cash in our Consolidated Financial Statements.
      We have reclassified certain amounts in prior periods to conform to the current period presentation. We concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. To reflect this reclassifications, we reduced marketable securities and increased cash and cash equivalents $8.2 million, $11.6 million and $54.0 million as of December 31, 2004, 2003 and 2002, respectively. These reclassifications had no impact on our working capital or consolidated statements of operations.
      To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors in respect of accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.
      Net cash used in investing activities was $1.2 million, $1.3 million, and $1.2 million in 2005, 2004 and 2003, respectively. The decrease in 2005 compared to 2004 relates primarily to a decrease in capital investments. We expect capital expenditures in 2006 to remain flat.
      Net cash provided by financing activities was $1.1 million, $1.6 million, and $2.2 million 2005, 2004 and 2003 respectively. In 2005, 2004 and 2003, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan.
      We are obligated to make average lease payments of approximately $2.7 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $1.6 million for 2006 with a decrease to approximately $0.9 million per year through 2011 with respect to our Waltham, Massachusetts facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to our New York facility; approximately $0.1 million through 2006 with respect to our Tokyo, Japan facility; approximately $0.1 million through 2008 with respect to our Beijing, China facility; approximately $0.1 million for 2006 with respect to our San Mateo, California facility; and approximately $0.1 million for 2006 with respect to our London, U.K. facility.
      As of December 31, 2005, future minimum lease payments under contractual operating lease obligations includes approximately $2.0 million of accrued restructuring costs which are included in other accrued liabilities and other non-current liabilities in our Consolidated Financial Statements.
      We anticipate our operating costs will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.
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
      In the last three years we spent a total of $60.2 million on sponsored research and development activities. Of that amount, $15.9 million was spent in 2005, $17.2 million was spent in 2004, and $27.1 million was spent in 2003.

D.	Trend Information
      For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. “Operating Results” and 5.B. “Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements
      Not applicable.

F.	Tabular Disclosure of Contractual Obligations
      We lease office space under non-cancelable operating leases with various expiration dates through 2013. Future minimum lease payments under all operating leases as of December 31, 2005 are as follows:

	Payment Due by Period

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(U.S. dollars in thousands)
Operating Lease Obligations	$27,407	$5,072	$7,843	$7,160	$7,332
      As of December 31, 2005, approximately $2.0 million of the $27.4 million contractual operating lease obligations has been accrued as a result of our restructuring plans.

G.	Safe Harbor
      The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided pursuant to Item 5.F above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
      The names of our executive officers and directors as of February 28, 2006, and certain biographical information furnished by them, are set forth below.

Name	Age	Position

Kevin Melia†‡	58	Chairman of the Board
Christopher J. Horn	49	Vice Chairman of the Board
Peter M. Zotto+	61	Chief Executive Officer and Director
Robert McBride	61	Chief Financial Officer
Eric Newcomer	51	Chief Technology Officer
Christopher M. Mirabile	39	General Counsel and Secretary
Lawrence E. Alston, Jr.	44	Vice President of Marketing
William McMurray	44	Vice President of Worldwide Sales
Sean Baker+	46	Chief Corporate Scientist and Director
John Conroy†‡	46	Non-Executive Director
Ivor Kenny*‡	75	Non-Executive Director
James D. Maikranz*+	59	Non-Executive Director
Francesco Violante*	55	Non-Executive Director

†	Member of Audit Committee

*	Member of Compensation Committee

‡	Member of Nominating and Corporate Governance Committee

+	Member of New Markets Committee
      Kevin Melia has served as our Chairman of the Board since May 2003. Mr. Melia served as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is a non-executive director of eircom Group PLC, an Irish based telecommunications company, and RadiSys Corp., a U.S.-based embedded solutions company. He is also the non-executive chairman of Lightbridge, Inc., a U.S.- based transaction processing software company and Manugistics, Inc., a U.S.-based demand and supply chain software solutions company.
      Christopher J. Horn has served as our Vice Chairman of the Board since April 2005. Dr. Horn served as our Chief Executive Officer and as an executive director from May 2003 until April 2005. Dr. Horn served as our Chairman of the Board since our inception through May 2003. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA’s Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn is Chairman of the Irish Management Institute, or IMI, in Dublin and serves as a director for the charitable organization UNICEF Ireland. Dr. Horn currently serves on the Board of Directors of UUTECH, the University of Ulster’s technology and knowledge transfer company. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.
      Peter M. Zotto has served as our Chief Executive Officer and an executive director since April 2005. Mr. Zotto served as our Chief Operating Officer from October 2003 until April 2005 and as our President from October 2004 until April 2005. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as President of Claright from

April 2001 through October 2003. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit. Mr. Zotto holds a B.A. in Political Science from the University of New Hampshire and is a graduate of the Executive Management Program at Harvard Business School.
      Robert McBride has served as our Chief Financial Officer since February 2006. From October 2005 until February 2006, Mr. McBride served as a consultant to us in the capacity of interim chief financial officer. From June 2001 to August 2005, Mr. McBride served as Vice President and Chief Financial Officer of Ascential Software. Mr. McBride also had a 17-year tenure at Data General Corporation (now part of EMC Corporation), where he served as Vice President, Chief Administrative Officer, Corporate Controller and Corporate Treasurer, among other senior financial management positions. Mr. McBride also held a variety of senior management positions in the Information Systems and Finance areas of Burroughs Corporation. Mr. McBride currently serves on the Board of Directors of Arbor Networks, a U.S. — based network security products, services and solutions company. Mr. McBride received his M.B.A. from Washington University and a B.A. from Ohio Wesleyan University.
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
      Lawrence E. Alston, Jr. has served as our Vice President of Marketing since May 2004. Prior to joining IONA, Mr. Alston served as Vice President, Products of Pantero Corporation, a U.S.-based data interoperability solutions company, from March 2003 through May 2004. Mr. Alston served as Vice President of Product Management and Strategy from 2000 through 2002 at eXcelon Corporation (formerly known as Object Design, Inc.), a U.S.-based software infrastructure, products, services and solutions company, and prior to that held various positions in product management and marketing at eXcelon Corporation from 1993 through 2000. Mr. Alston earned his B.S. degree from University of Massachusetts and his M.B.A. from Northeastern University.
      William McMurray has served as our Vice President of Worldwide Sales since January 2004. Prior to joining IONA, Mr. McMurray held senior vice president positions with Parametric Technology Corporation (PTC), a U.S.-based lifecycle management software solution company, with responsibility for Asia South and then Northern Europe. Before joining PTC in 2001, Mr. McMurray had full responsibility for all software, services and maintenance business for Level 8 Systems, Inc., a U.S.-based integration application software company, as the Senior Vice President and General Manager for Europe and Asia Pacific. Mr. McMurray joined Level 8 Systems, Inc. in 1999 with the acquisition of Seer Technologies,

Inc. where he had served as the Vice President for the Americas and Asia Pacific regions. Before joining Seer Technologies, Inc., a U.S.-based software consulting company, in 1995, Mr. McMurray served as National Director of Software Sales for IBM Australia Ltd. Mr. McMurray earned his Bachelor of Economics from Adelaide University.
      Sean Baker has served as our Chief Corporate Scientist since May 2003. Dr. Baker has served as an executive director since March 1991. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000, as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001, and as our Chief Corporate Officer from September 2001 though May 2003. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.
      John Conroy has served as a non-executive director since May 2001. Since 1999, Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates, and eircom Group PLC, an Irish telecommunications company. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for the Irish based company NCB Stockbrokers Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.
      Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny, a Senior Research Fellow at University College Dublin, since 1982, works with international organizations on their strategies. He has written twelve books on strategic leadership, for one of which he was awarded a DLitt and Outstanding Doctor of the Year. He is a director of the Irish-based international media group Independent News and Media PLC, a former Chairman of the Irish-based Smurfit Paribas Bank and of Odyssey PLC and a former director of Kerry Group PLC. He is President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities. He holds a number of distinctions and honorary doctorates and was invested a Knight Commander of the Order of St. Gregory by Pope John Paul II. He was awarded the Gold Medal of Honor of the Comité International de l’Organisation Scientifique and the First Economics Award of the Economic Development Foundation, Texas.
      James D. Maikranz has served as a non-executive director since July 2001. Mr. Maikranz was employed by J.D. Edwards & Company, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as Senior Vice President of Worldwide aSales. Prior to joining J.D. Edwards & Company, Mr. Maikranz was employed by SAP AG, a provider of e-business software solutions, from January 1992 until September 1998, most recently as Senior Vice President of Sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, a software company specializing in the oil and gas industry, and Info Services, a company providing human resources based software applications. Mr. Maikranz was a founder and member of the Board of Directors of the Chaptec Solutions Company, a management consulting firm. Mr. Maikranz has been an advisory board member for i2 Technologies, Inc., a supply chain optimization company, and currently serves on the board of directors of Servigistics, Inc., a global service parts management solutions company, Taleo Corporation (formerly known as Recruitsoft, Inc.), and DataSynapse, Inc., a grid computing software application company. He also served on the Board of Directors at E5 Systems, Inc. prior to its dissolution in 2005.
      Francesco Violante has served as a non-executive director since May 2001. Mr. Violante served as Regional Vice President of Electronic Data Systems Corp Europe from October 2000 to May 2003. Since May 2003, Mr. Violante has served as Managing Director of SITA, Inc., a Swiss-based global airline reservation systems company from October 1999 to September 2000, as its Senior Vice President. Mr. Violante served as Chief Information Officer of Telecom Italia SpA, an Italian telephone company, from September 1998 to October 1999. Mr. Violante has also held numerous executive management positions at Compaq Corporation Europe and Digital Equipment Corporation.

B.	Compensation
      The following table sets forth information concerning the aggregate compensation paid to our directors and executive officers as a group during the year ended December 31, 2005:

Long-Term Compensation

			Number of	Pension Retirement
	Salary and		Securities Underlying	and
	Fees($)	Bonus($)	Options(#)	Similar Benefits($)

All directors and executive officers as a group (14 persons)(1)(2)(3)	$2,097,460	$756,165	2,071,217	$53,768

(1)	These amounts include compensation paid to William Burgess for his service as a director during the fiscal year ended December 31, 2005. Mr. Burgess died on February 8, 2006.

(2)	These amounts include compensation paid to Daniel Demmer in connection with his employment as our Chief Financial Officer during the fiscal year ended December 31, 2005. Mr. Demmer resigned as our Chief Financial Officer effective as of June 30, 2005.

(3)	Robert McBride served as a consultant to us from October 2005 until being hired as an employee and appointed as our Chief Financial Officer (and an executive officer) on February 27, 2006. The consulting fees paid to Mr. McBride during the fiscal year ended December 31, 2005 are not included in the above table.
      The following table sets forth information concerning total compensation paid to our directors during the fiscal year ended December 31, 2005:

			Director’s
Name	Salary	Bonus	Fees	Total

Kevin Melia	—	—	$181,500	$181,500
Christopher J. Horn	$98,100	$93,000	$64,000	$255,100
Peter M. Zotto(1)	$300,667	$140,000	—	$440,667
Sean Baker	$87,106	—	—	$87,106
William Burgess(2)	—	—	$70,500	$70,500
John Conroy	—	—	$58,500	$58,500
Ivor Kenny	—	—	$67,500	$67,500
James D. Maikranz	—	—	$58,500	$58,500
Francesco Violante	—	—	$58,500	$58,500

(1)	Mr. Zotto was appointed as our Chief Executive Officer and a Director on April 14, 2005.

(2)	Mr. Burgess died on February 8, 2006.
      Mr. Zotto entered into an employment agreement with us dated April 14, 2005. In connection with the employment agreement, Mr. Zotto became our Chief Executive Officer and was appointed as a director until our 2005 Annual Meeting, at which time he was elected as a director. Mr. Zotto’s initial employment term is three years, followed by successive one-year employment terms unless terminated in accordance with the employment agreement. Mr. Zotto is entitled to an annual base salary of $320,000 and an annual target bonus of $224,000, based on the achievement of certain company and individual performance objectives. If Mr. Zotto is terminated by us other than for “Cause” or terminates his employment for “Good Reason”, each as defined in the employment agreement, he will be entitled to (a) payment of all “Accrued Obligations”, as defined in the employment agreement, (b) lump sum payment of 18 months of his base salary in effect at the termination date, (c) a one-time payment equal to 150% of his target bonus, and (d) immediate vesting of all unvested stock, stock options, awards and rights to the extent they would have become vested and exercisable if Mr. Zotto’s employment had continued to the date that is 18 months after the termination date. In the event Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he shall not be entitled to receive any payments, severance or other benefits under the employment agreement, except for the payment of Accrued Obligations.
      The table below sets forth the monthly and per-meeting fees paid during the year ended December 31, 2005, to each non-executive director and our non-executive Chairman of the Board, in each case subject to the annual per person maximums also set forth below.

Non -Executive			Annual Per Person
Director/ Chairman	Monthly Fee	Board Meeting Fee	Maximum

Chairman	$3,000	$3,000	$72,000
Member	$3,000	$1,500	$48,000
      The table below sets forth the per-meeting fees paid during the year ended December 31, 2005, to each member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and New Markets Committee, and each chairman thereof, in each case subject to the annual per person maximums also set forth below. In March 2005, the annual maximum amount payable to each member of the Audit Committee, including the chairman, was increased to $12,000 and $24,000, respectively. The New Markets Committee was established in September 2005.

			Nominating and Corporate	New Markets
Committee Chairman	Compensation	Audit Committee	Governance Committee	Committee Meeting
/ Member	Committee Meeting Fee	Meeting Fee	Meeting Fee	Fee

Chairman	$3,000 (annual maximum of $12,000)	$3,000 (annual maximum $24,000)	$3,000 (annual maximum of $12,000)	$3,000* (annual maximum $24,000)
Member	$1,500 (annual maximum of $6,000)	$1,500 (annual maximum of $12,000)	$1,500 (annual maximum of $6,000)	$1,500** (annual maximum of $12,000)

*	These per-meeting fees were paid to the non-executive director chairman of the New Markets Committee.

**	These per-meeting fees were paid to non-executive director members of the New Markets Committee.
      Also, all directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors, including committee meetings. In addition to the fees described above, in year ending December 31, 2005, Mr. Melia received $84,000 in special remuneration for his service as Chairman of the Board, and Dr. Horn received $28,000 in special remuneration for his service as Vice Chairman of the Board of Directors from April 2005 through December 2005.

      The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2005.

	Number of Options	Exercise
	to Purchase Ordinary	Price per
Name	Shares Granted	Share	Expiration Date

Kevin Melia	21,000	$3.25	2015
Christopher J. Horn	3,000	$3.25	2015
Peter M. Zotto	250,000	$5.30	2015
Eric Newcomer	50,000	$2.85-$5.30	2015
Christopher M. Mirabile	50,000	$2.85-$5.30	2015
Lawrence E. Alston, Jr.	110,000	$2.85-$5.30	2015
William McMurray	100,000	$2.85-$5.30	2015
Sean Baker	—
William Burgess(1)	3,000	$3.25	2015
John Conroy	3,000	$3.25	2015
Ivor Kenny	3,000	$3.25	2015
James D. Maikranz	21,000	$3.25	2015
Francesco Violante	3,000	$3.25	2015
Daniel Demmer(2)	50,000	$5.30	2015

(1)	Mr. Burgess died on February 8, 2006.

(2)	Daniel Demmer resigned as our Chief Financial Officer effective as of June 30, 2005. All unvested options were terminated and expired on the 30th June 2005. All vested options remained exercisable until July 30, 2005, at which point any options then remaining unexercised expired.
      All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes and of arrangements for future grants of options to our executive officers, please see Item 6.E. “Share Ownership.”

C.	Board Practices
      The following table sets forth certain information concerning our directors and executive officers as of December 31, 2005.

			Termination/Renewal
Name(1)	Office(s) Held	Commencement of Office	Date of Office(2)

Kevin Melia	Non-Executive Director	May 1994	2008
	Chairman of the Board	May 2003	Not applicable
Christopher J. Horn(3)	Non-Executive Director	March 1991	2006
	Vice-Chairman	April 2005	Not applicable
Peter M. Zotto(4)	Chief Executive Officer	April 2005	Not applicable
	Director	April 2005	2007
Eric Newcomer	Chief Technology Officer	April 2002	Not applicable
Christopher M. Mirabile	General Counsel	September 2003	Not applicable
	Secretary	September 2003	Not applicable
Lawrence E. Alston, Jr.	Vice President of	May 2004	Not applicable
	Marketing
William McMurray	Vice President of	January 2004	Not applicable
	Worldwide Sales
Sean Baker	Director	March 1991	2008
	Chief Scientific Officer	May 2003	Not applicable
William Burgess(5)	Non-Executive Director	January 2003	Not applicable
John Conroy	Non-Executive Director	May 2001	2006
Ivor Kenny	Non-Executive Director	August 1999	2007
James D. Maikranz	Non-Executive Director	July 2001	2008
Francesco Violante	Non-Executive Director	May 2001	2007

(1)	Robert McBride served as a consultant to us from October 2005 until he was hired as an employee and was appointed our Chief Financial Officer in February 2006.

(2)	Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed. On April 13, 2006, our Board of Directors designated our executive officers to include only those individuals listed as executive officers in Item 6.A. above.

(3)	On April 14, 2005, Dr. Horn was appointed non-executive Vice Chairman of our Board of Directors and resigned as Chief Executive Officer.

(4)	On April 14, 2005, Mr. Zotto was appointed our Chief Executive Officer and a Director.

(5)	Mr. Burgess died on February 8, 2006.
      We have not entered into any service agreements with our non-executive directors. We pay each non-executive director fees for serving on our Board of Directors and each committee of the Board, all of which are described above.
      In February 2003, our Board of Directors adopted the Non-Executive Directors Change in Control Plan, a copy of which has been filed as Exhibit 4.12 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under this plan, if there is a change in control of IONA, all of the unvested share options held by our non-executive directors will automatically vest and each will receive an additional fee equal to two times the fees payable to them for the year in which the change in control occurs or for the previous year, whichever is higher.
      For more information concerning employment agreements and benefits provided to our executive officers upon termination of employment, please see Item 6.B “Compensation” and Item 10.C. “Material Contracts.”

Board Committees
      Audit Committee. The Audit Committee oversees our accounting and financial reporting process and the audits of our financial statements, recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. In 2005, the Audit Committee was composed of Mr. Conroy, Mr. Melia, and Mr. Burgess. Mr. Burgess died on February 8, 2006, and the Audit Committee is currently composed of Mr. Conroy and Mr. Melia. The responsibilities of the Audit Committee are set forth in its charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for us and reviews the scope and results of our audit and its costs, effectiveness and the adequacy of the internal financial and accounting controls.
      William Burgess, died on February 8, 2006. At the time of his death, Mr. Burgess was chairman of the Audit Committee. NASDAQ listing standards require that an audit committee be composed of at least three members. In the event of a vacancy on an audit committee, the listing standards provide that an issuer must come back into compliance with the three-member requirement on or before the earlier of the issuer’s next annual shareholder meeting or the first anniversary of the occurrence of the event that caused the failure to comply. IONA plans to nominate a third member to its audit committee at or prior to its 2006 Annual General Meeting.
      Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee consults with the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive directors and has access to professional advice inside and outside IONA. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our option schemes and administration of our 1999 Employee Share Purchase Plan. The Compensation Committee is composed of Dr. Kenny, Mr. Maikranz, and Mr. Violante. Dr. Kenny currently serves as Chairman of the Compensation Committee.
      Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the composition, size and organization of the Board of Directors and makes recommendations to the Board of Directors with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee, which reviews and assesses the adequacy of the Code of Business Conduct and Ethics, or the Code of Business Conduct at least annually and monitors compliance with the Code of Business Conduct is composed of Mr. Melia, Dr. Kenny and Mr. Conroy. Mr. Melia currently serves as Chairman of the Nominating and Corporate Governance Committee.
      New Markets Committee. In September 2005, the Board of Directors established the New Markets Committee. The New Markets Committee assesses potential new strategic markets, including vertical market opportunities, potential strategic and financial partners and potential strategic market initiatives as well as any other matters as the Board may delegate to the New Markets Committee from time to time. The New Markets Committee is composed of Mr. Maikranz, Mr. Zotto and Dr. Baker. Mr. Maikranz currently serves as Chairman of the New Markets Committee.

D.	Employees
      For a discussion regarding our employees, please see Item 4.B. “Business Overview — Employees.”
      The following table sets forth information concerning the number of persons employed by us at the end of each of our last three fiscal years:

	As of December 31,

	2005	2004	2003

Product Development and Management	127	131	123
Services	58	53	62
Marketing	15	17	18
Sales	91	93	97
Finance and Administration	50	52	53

Total	341	346	353

E.	Share Ownership
      The following table sets forth certain information as of February 28, 2006 concerning the share ownership and outstanding share options of those individuals serving as directors and executive officers during the fiscal year ended December 31, 2005.

	Number of		Number of
	Ordinary	Percentage of	Ordinary Shares
	Shares	Outstanding	Which May be	Range of
	Beneficially	Ordinary	Acquired Under	Exercise Price	Expiration Date
Name(1)	Owned	Shares(2)	Option Schemes	of Options	of Options

Kevin Melia	46,044	*	205,250	$2.25-74.50	2009-2015
Christopher J. Horn(3)	2,338,414	6.64%	3,200	$3.25-18.75	2008-2015
Peter M. Zotto(4)	22,000	*	745,000	$3.00-5.30	2013-2016
Daniel Demmer(5)	—	—	—	—	—
Eric Newcomer	9,234	*	194,632	$1.99-7.33	2013-2015
Christopher M. Mirabile	200	*	167,101	$1.99-7.33	2013-2015
Lawrence E. Alston, Jr.	—	—	235,000	$2.85-5.30	2014-2015
William McMurray	4,000	*	275,000	$2.85-5.30	2014-2015
Sean Baker	1,170,885	3.32%	77,700	$1.99-7.33	2013-2014
William Burgess(6)	5,000	*	36,000	$3.25-3.42	2013-2015
John Conroy	18,000	*	60,000	$2.25-43.15	2011-2015
Ivor Kenny	11,800	*	77,334	$2.25-74.50	2009-2015
James Maikranz	—	—	60,000	$2.25-33.80	2011-2015
Francesco Violante	1,300	*	60,000	$2.25-43.15	2011-2015

*	Represents less than 1% of outstanding ordinary shares.

(1)	Robert McBride served as a consultant to us from October 2005 until being hired as an employee and appointed as our Chief Financial Officer (and an executive officer) on February 27, 2006. Mr. McBride was not an executive officer during the fiscal year ended December 31, 2005 and, accordingly, is not included in the table

(2)	The percentage of outstanding ordinary shares is based on 35,206,858 ordinary shares outstanding as of February 28, 2006, which excludes an aggregate of up to 272,418 ordinary shares issuable as of February 28, 2006 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled.

(3)	Dr. Horn resigned as our Chief Executive Officer on April 14, 2005.

(4)	Mr. Zotto was appointed as our Chief Executive Officer and a Director on April 14, 2005.

(5)	Mr. Demmer resigned as of our Chief Financial Officer effective June 30, 2005.

(6)	Mr. Burgess died on February 8, 2006.
_______________
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
      As of December 31, 2005, an aggregate of 5,145 of our ordinary shares are reserved for issuance upon the exercise of options outstanding under the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, we may not grant options under the scheme after May 19, 2005.

1997 Share Option Scheme
      Our Board of Directors and shareholders approved the 1997 Share Option Scheme in 1997, and approved amendments in 1998, 2000 and 2001 to increase the number of ordinary shares reserved for issuance to employees, consultants, directors and officers under the 1997 Share Option Scheme to 12,900,000. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of our total combined voting power.
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
      As of December 31, 2005, an aggregate of 9,433,044 of our ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

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
      Under the 1997 Director Share Option Scheme, each of our non-employee directors will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to our Board of Directors. In addition, each non-employee director will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 ordinary shares at the time of each subsequent annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of our Board of Directors held during such year; and provided also that no such additional option will be granted unless at least one year has elapsed since the date on which the non-employee director was granted his or her initial option to purchase 30,000 ordinary shares on his first election to our Board of Directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on our Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of IONA. The term of each option is ten years from the date of grant. As of December 31, 2005, an aggregate of 446,000 ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

Genesis Development Corporation 1997 Stock Option Plan
      In connection with our acquisition of Genesis Development Corporation, or Genesis in 2000, all of the outstanding stock options under the Genesis 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2005, an aggregate of 228 of our ordinary shares are reserved for issuance upon exercise of outstanding converted Genesis stock options under the Genesis 1997 Stock Option Plan. We do not intend to grant any more options under the Genesis 1997 Stock Option Plan.

Object-Oriented Concepts, Inc. Stock Option Plan
      In connection with our acquisition of Object-Oriented Concepts, Inc., or OOC, in 2001, all of the outstanding stock options under the OOC Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2005, there were no outstanding options under the OOC Stock Option Plan. We do not intend to grant any more options under the OOC Stock Option Plan.

Netfish Technologies, Inc. 1999 Stock Option Plan
      In connection with our acquisition of Netfish Technologies, Inc., or Netfish in 2001, all of the outstanding stock options under the Netfish 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2005, an aggregate of 26,883 of our ordinary shares are reserved for issuance upon exercise of the outstanding options under the Netfish 1999 Stock Option Plan. We do not intend to grant any more options under the Netfish 1999 Stock Option Plan.

1999 Employee Share Purchase Plan
      In 1999, we established a qualified Employee Share Purchase Plan. Our Board of Directors and shareholders approved in 2003 an amendment to the 1999 Employee Share Purchase Plan to increase the number of our ordinary shares issuable under the plan to 2,000,000. All of our employees and employees of our participating subsidiaries who are employed full-time on the first and last business day of any payment period and have worked for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to IONA. An employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2005, 1,174,949 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
      The following table sets forth, as of February 28, 2006, the number of ordinary shares owned by all shareholders who we know to own beneficially more than five percent (5%) of our ordinary shares.
      In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004 among us, the depositary and the holders and beneficial owners of ADSs evidenced by American Depositary Receipts, or ADRs, issued thereunder. As of February 28, 2006, Bank of Ireland Nominees Ltd., as nominee of the depository, held of record of 29,855,772 ADSs representing the 29,855,772 ordinary shares deposited under the deposit agreement. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 35,206,858 ordinary shares outstanding as of February 28, 2006, which excludes an aggregate of up to 272,418 ordinary shares issuable as of February 28, 2006, to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of February 28, 2006 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder’s name.

	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Christopher J. Horn(1)	2,341,614	6.65%
Schroder Investment Management International Ltd.(2)	3,418,065	9.7%
Gartmore Investment Limited(3)	1,930,274	5.48%

(1)	Includes 1,200 ordinary shares subject to outstanding share options that were exercisable within the 60 day period following February 28, 2006.

(2)	Schroder Investments Management International Ltd. reported to us on January 20, 2006 that it beneficially owned an aggregate of 3,418,065 ADRs as of January 20, 2006.

(3)	Gartmore Investment Limited reported to us on March 1, 2006, that it and its affiliates, Gartmore Fund Managers and Gartmore Global Partners, beneficially owned an aggregate of 1,930,274 ADRs as of February 28, 2006.
      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.
      Our major shareholders do not have different voting rights than other shareholders.
      As of February 28, 2006, 0.2% of our ordinary shares are held of record in ordinary share form by 42 U.S. holders, holding a total of 61,899 ordinary shares, excluding up to 272,418 ordinary shares issuable as of February 28, 2006, to the former Netfish shareholders.
B.     Related Party Transactions
      For information concerning fees we paid to our directors in 2005 and the employment arrangement with our Chief Executive Officer, please see Item 6.B. “Compensation.” For information concerning fees that we currently pay to our non-executive directors for their service in their capacity as directors, please see Item 6.C. “Board Practices.” For information concerning agreements with our executive officers, please see Item 10.C. “Material Contracts.”

      Since July 2003, we have engaged K Capital Source Limited, or K Capital, to provide us with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of our directors, Dr. Ivor Kenny. Under our agreement with K Capital, we currently pay $45,000 per fiscal quarter for such services. In July 2003, the disinterested members of our Board of Directors approved our engagement with K Capital.
      We provide product-related consulting services and support services to eircom PLC, or eircom, both for software that eircom licenses from us and from third parties. Kevin Melia, the Chairman of our Board of Directors, and John Conroy, one of our Directors, are members of the board of directors of eircom. During the second quarter of 2005, we provided consulting services to eircom pursuant to a consulting agreement. Under the terms of the consulting agreement, eircom paid us approximately €15,000 for consulting services. During the third quarter of 2005, we agreed to a software maintenance and support arrangement with eircom. Under the terms of this one-year support services agreement, eircom paid us approximately € 25,000. In accordance with our Code of Business Conduct, in the second and third quarters of 2005, the Nominating and Corporate Governance Committee of our Board of Directors approved the support services and consulting services arrangements that we entered into with eircom.
      We provide support services to Royal Bank of Scotland (the parent of Ulster Bank), or Royal Bank for the software that Royal Bank licenses from us. During the third quarter of 2005, we renewed our software maintenance and support arrangement with the Royal Bank of Scotland. Under the terms of this one-year support services agreement, the Royal Bank of Scotland paid us approximately € 236,000. At the time of the foregoing transaction, William Burgess was a member of the board of directors of Ulster Bank. In accordance with our Code of Business Conduct, in the third quarter of 2005, the Nominating and Corporate Governance Committee of our Board of Directors approved the support services arrangement that we entered into with the Royal Bank.
      We provide software maintenance and support services to Fineos Corporation Limited, or Fineos for the software that Fineos licenses from us. During the fourth quarter of 2005, we renewed our software maintenance and support arrangement with Fineos. Under the terms of this one-year support services agreement, Fineos paid us approximately € 65,000. At the time of the foregoing transaction, William Burgess was a member of the board of directors of Fineos Corporation Limited. In accordance with our Code of Business Conduct, in the fourth quarter of 2005, the Nominating and Corporate Governance Committee of our Board of Directors approved the support services arrangement that we entered into with Fineos.
      The Company provided support services to Manugistics, Inc., or Manugistics, for the software that Manugistics licensed from the Company. Under the terms of this one-year support services agreement, Manugistics paid us approximately $255,000. Kevin Melia is a member of the board of directors of Manugistics.

C.	Interests of Experts and Counsel
      Not required.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
      Please see Item 18 “Financial Statements” for our Consolidated Financial Statements. In addition, for information regarding the percentages and amounts of our revenue from customers located in the United States and outside of the United States, please see Item 5.A. “Operating Results” and Note 17 of Notes to Consolidated Financial Statements.

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
Dividend Distribution Policy
      We do not expect to pay dividends in the foreseeable future.

B.	Significant Changes
      On February 27, 2006, Robert McBride was hired as an employee and appointed as our Chief Financial Officer.

Item 9.	The Offer and Listing

A.	Offer and Listing Details
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

Market Price Information
      The following table sets forth the high and low sales prices of our ordinary shares for the fiscal years, the fiscal quarters and the months indicated:

	High	Low

Year Ended December 31, 2001	€73.50	€8.30
Year Ended December 31, 2002	€29.75	€1.70
Year Ended December 31, 2003	€4.95	€1.27
Year Ended December 31, 2004	€7.54	€2.32
Year Ended December 31, 2005	€4.80	€2.03
Year Ended December 31, 2004
First Quarter	€7.54	€4.17
Second Quarter	€7.50	€3.40
Third Quarter	€4.00	€2.32
Fourth Quarter	€4.22	€3.00
Year Ended December 31, 2005
First Quarter	€4.80	€2.90
Second Quarter	€3.21	€2.30
Third Quarter	€2.85	€2.03
Fourth Quarter	€2.63	€2.23
Year Ended December 31, 2006
First Quarter	€3.55	€2.32
Month Ended
October 2005	€2.63	€2.23
November 2005	€2.60	€2.25
December 2005	€2.62	€2.36
January 2006	€2.80	€2.32
February 2006	€3.20	€2.84
March 2006	€3.55	€2.90

      Our American Depositary Receipts, or ADRs, evidencing ADSs, which represent ordinary shares deposited with Deutsche Bank Trust company as depository under the Deposit Agreement dated as of April 26, 2004 among IONA, the depository and the holders from time to time of ADRs, have been traded in the United States on the NASDAQ National Market, or NASDAQ since our initial public offering on February 25, 1997. Currently, our ADRs are trading under the symbol “IONA.” Our ADRs. Currently, each ADR evidences one ADS and each ADS represents one ordinary share. The following table sets forth the high and low sales prices of our ADRs for the fiscal years, the fiscal quarters and the months indicated:

	High	Low

Year Ended December 31, 2001	$66.44	$6.90
Year Ended December 31, 2002	$27.14	$1.65
Year Ended December 31, 2003	$5.90	$1.23
Year Ended December 31, 2004	$9.46	$2.50
Year Ended December 31, 2005	$5.95	$2.52
Year Ended December 31, 2004
First Quarter	$9.46	$5.01
Second Quarter	$9.19	$3.96
Third Quarter	$4.87	$2.50
Fourth Quarter	$5.55	$3.69
Year Ended December 31, 2005
First Quarter	$5.95	$3.75
Second Quarter	$4.10	$2.80
Third Quarter	$3.50	$2.52
Fourth Quarter	$3.58	$2.57
Year Ended December 31, 2006
First Quarter	$4.60	$2.86
Month Ended
October 2005	$3.58	$2.57
November 2005	$3.22	$2.57
December 2005	$3.29	$2.74
January 2006	$3.52	$2.86
February 2006	$3.90	$3.40
March 2006	$4.60	$3.46

B.	Plan of Distribution
      Not required.

C.	Markets
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
      William Burgess died on February 8, 2006. At the time of his death, Mr. Burgess was Chairman of the Audit Committee. NASDAQ listing standards require that an audit committee be composed of at least three members. In the event of a vacancy on an audit committee, the listing standards provide that an issuer must come back into compliance with the three-member requirement on or before the earlier of the issuer’s next annual shareholder meeting or the first anniversary of the occurrence of the event that caused the failure to comply. We plan to nominate a third member to our Audit Committee at or prior to its 2006 Annual General Meeting.

C.	Material Contracts
      We have entered into Change in Control Agreements with all of our executive officers, the form of which has been filed as Exhibit 4.13 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under each of these agreements, if there is a change in control of IONA and the surviving company does not assume IONA’s stock option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested stock options will vest. In addition, if the executive officer’s employment is terminated (1) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (2) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested stock options will vest and the executive officer will be entitled to continued health and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change of control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination. In addition, from time to time, on a discretionary basis, we offer severance benefits to our employees, including our executive officers, in the event of employment termination under certain circumstances. We may suspend or discontinue offering severance benefits at any time.
      On December 19, 2005, we entered into an indemnification agreement with Robert McBride, who was then a consultant to us in the capacity as our interim chief financial officer. The agreement has been filed as Exhibit 4.15 to this Annual Report on Form 20-F. Under the agreement, Mr. McBride is entitled to advancement of expenses by us in connection with, and indemnification from us against all expenses and liabilities resulting from, any actual or threatened claims, suits, investigations or other proceedings arising out of the period of Mr. McBride’s service as our interim chief financial officer from October 3, 2005 to February 27, 2006. On February 27, 2006, Mr. McBride became an employee of IONA U.S. and was appointed our Chief Financial Officer.
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
      The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADRs, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfers with respect to funds, financial assets or economic resources belonging to: certain persons related to governmental functions in Burma/ Myanmar and to Burmese State-owned enterprises; senior members of the Zimbabwean government; certain persons indicted by the International Criminal Tribunal for the former Yugoslavia; certain persons acting in violation of the arms embargo with regard to the Democratic Republic of Congo or concerning the provision of financial assistance in relation to military activities in the Democratic Republic of Congo; certain persons or entities associated with the Ivory Coast or concerning the provision of financial assistance in relation to military activities in the Ivory Coast; any persons or entities impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan; or concerning the provision of financial assistance related to military activities, arms and related material and to equipment which might be used for internal repression in Uzbekistan.

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
      This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United States Double Taxation Convention, or the Treaty, specific proposals to amend any of the forgoing publicly announced prior to the date hereof and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. It is assumed that any proposed amendments will be enacted in the form proposed. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.
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

Taxation of Dividends
      We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax, or DWT in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

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
      Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax, or CGT to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.
      Irish Holders that have unutilized capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realized on the disposal of the ordinary shares or ADSs.
      An annual exemption allows individuals to realize chargeable gains of up to € 1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.
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

Capital Acquisitions Tax
      A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax, or CAT. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. CAT is generally payable by the recipient of the gift or inheritance. Gifts or inheritances between spouses are not subject to Irish CAT. Gifts of up to € 3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances. Where a charge to CGT and CAT arises on the same event, CAT payable on the event can be reduced by the amount of the CGT payable.

Stamp Duty
      Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares.
      A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. A minimum stamp duty of € 1.00 will apply to a transfer of ordinary shares. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.
      Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of € 12.50 will apply.
      Transfers of ADRs (representing ADSs) by Irish Holders are generally exempt from Irish stamp duty.
      Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ ADR system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS/ ADR system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of € 12.50.
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

Taxation of Dividends
      We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax, or DWT in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.
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

Capital Gains on Disposals of Ordinary Shares or ADSs
      U.S. Holders will not be subject to Irish capital gains tax, or CGT on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange, or ISE or the NASDAQ National Market, or NASDAQ. While it is our intention to continue the quotation of our ordinary shares on the ISE and the quotation of ADSs on NASDAQ, no assurances can be given in this regard.
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

Irish Capital Acquisitions Tax
      A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax, or CAT because our ordinary shares are considered to be Irish property for CAT purposes. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to CAT.
      Gifts of up to € 3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances.
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
Certain U.S. Federal Income Tax Considerations
      The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. In particular, numerous provisions of current U.S. federal income tax law (including certain tax rates referred to herein) are scheduled to change in future years, without further legislative action, as a result of “sunset” provisions included as part of legislation passed in 2001 and 2003. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

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
Dividends
      We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under “Passive Foreign Investment Company,” if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income as dividends the gross amount (i.e., including the amount of any Irish tax withheld) of the distributions, on the date the distributions are received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Under U.S. tax rules, distributions by certain qualified foreign corporations are eligible for a reduced federal income tax rate. Qualified foreign corporations include foreign corporations that are “eligible for benefits” under a “comprehensive income tax treaty” that the Internal Revenue Service determines is satisfactory. Distributions from foreign corporations also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15%, provided that the shares or ADSs with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.
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
      Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. Because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At December 31, 2005, we had no foreign exchange contracts outstanding.
      Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.
      For further discussion of our market risk, please see Item 5.A. “Operating Results—Exposure to Currency Fluctuations.”

Item 12.	Description of Securities Other Than Equity Securities
      Not required.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications To The Rights Of Security Holders and Use Of Proceeds

Use of Proceeds from Initial Public Offering
      On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2005:

Purchase and installation of furniture and fixtures	$14,447,000
Purchase and installation of machinery and equipment	$34,319,000
Short-term debt instruments	$10,428,654
Redemption of outstanding preference shares and payment of accrued and unpaid dividends thereon	$380,000

Item 15.	Controls and Procedures
      Our Chief Executive Officer, Peter M. Zotto, and our Chief Financial Officer, Robert McBride, (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) were effective as of December 31, 2005, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by IONA in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the fiscal year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Our Board of Directors has determined that Mr. Kevin Melia is an independent “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.	Code Of Ethics
      We have adopted a Code of Business Conduct that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. This code is attached as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003.

Item 16C.	Principal Accountant Fees and Services

Auditor Fees
      Ernst & Young billed to us the following aggregate fees for professional and other services in each of the last two fiscal years:

	Year Ended
	December 31,

	2005	2004

Audit Fees(1)	$769,000	$405,000
Audit-Related Fees(2)	21,000	25,000
Tax Fees(3)	197,000	264,000
All Other Fees(4)	—	—
Total	$987,000	$694,000

(1)	“Audit Fees” are fees billed by Ernst & Young for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the audit of our consolidated and annual financial statements. Audit Fees also include fees billed for statutory audits of IONA (including its subsidiaries); services related to our compliance with the Sarbanes Oxley Act of 2002, as amended; the provision of consents; and the review of documents filed with the SEC.

(2)	“Audit-Related Fees” consist of the fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees.” Audit-Related Fees includes fees for employee benefit plan audits; consultations concerning financial accounting and reporting standards; and advisory services associated with our financial reporting.

(3)	“Tax Fees” include fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice, and tax planning. Tax fees also includes fees for the review, preparation and amending of federal and local tax returns of the United States, Ireland and other foreign countries.

(4)	“All Other Fees” include fees billed by Ernst & Young for products and services other than the Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee’s Pre-approval Policies and Procedures
      Our Audit Committee has adopted a pre-approval policy for audit and non-audit services which sets forth the manner in which certain proposed services to be performed by our independent auditor may be pre-approved. Under the policy, the Audit Committee annually pre-approves a catalog of specific audit and non-audit services that may be performed by our auditors in the categories of Audit Services, Audit-Related Services, Tax Services and All Other Services. Our Audit Committee pre-approved 100% of the audit and non-audit services performed by Ernst & Young in 2005 and 2004. In addition, the policy sets forth an annual budget for each specific cataloged service that may not be exceeded without obtaining separate pre-approval from the Audit Committee. Our Chief Financial Officer receives all requests for independent auditor services that are pre-approved under the policy and must determine if each such request is pre-approved under the policy pursuant to the catalog.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchase Of Equity Securities By The Issuer and Affiliated Purchasers
      Not applicable.

PART III

Item 17.	Financial Statements
      Not applicable. Please see Item 18 “Financial Statements.”

Item 18.	Financial Statements

Item 19.	Exhibits

Exhibit No.		Description of Exhibit

1.1		Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

1.2		Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

2.1		Specimen Certificate representing ordinary shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

2.2		Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (filed as Exhibit 2.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

4.1		Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)

4.2		Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)

4.3		Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)

4	.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

4	.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)

4	.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

4	.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

4	.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)

4	.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)

4	.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)

4	.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

4	.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit No.		Description of Exhibit

4	.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer, Christopher M. Mirabile, Lawrence E. Alston, Jr. and William McMurray (filed as Exhibit 4.13 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

4	.14†	Employment Agreement by and between Peter M. Zotto and IONA Technologies PLC dated as of April 14, 2005 (filed as Exhibit 4.14 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated herein by reference)

4	.15†	Indemnification Agreement by and between IONA Technologies PLC and Robert McBride dated as of December 19, 2005.

4.16		Amendment dated August 1, 2005 to Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc.

8.1		Active Subsidiaries of IONA Technologies PLC

11.1		Code of Business Conduct and Ethics (filed as Exhibit 11.1 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

12.1		Certification of Principal Executive Officer

12.2		Certification of Principal Financial Officer

13.1		Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2		Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1		Consent of Independent Registered Public Accounting Firm

15.2		Audit Committee Charter (filed as Exhibit 14.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

15.3		Nominating and Corporate Governance Committee Charter (filed as Exhibit 14.3 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

15.4		Description of American Depositary Receipts (filed as Exhibit 14.4 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
IONA TECHNOLOGIES PLC

By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer
Date: April 18, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
IONA Technologies PLC
      We have audited the accompanying consolidated balance sheets of IONA Technologies PLC (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young
Dublin, Ireland
April 18, 2006

IONA TECHNOLOGIES PLC
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31,

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$27,936	$33,250
Restricted cash (Note 5)	495	3,495
Marketable securities (Note 2)	23,685	23,170
Accounts receivable, net of allowance for doubtful accounts of $740 at December 31, 2005 and $1,073 at December 31, 2004	17,949	12,912
Prepaid expenses	2,033	1,603
Other assets	921	1,104

Total current assets	73,019	75,534
Property and equipment, net (Note 11)	3,893	4,851
Other non-current assets, net (Note 9)	191	441

Total assets	$77,103	$80,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,406	$2,602
Accrued payroll and related expenses	5,385	5,534
Other accrued liabilities (Note 6)	10,226	14,134
Deferred revenue	22,708	21,179

Total current liabilities	40,725	43,449
Other non-current liabilities (Note 4)	1,137	2,415
Redeemable preference shares, € 0.0025 par value, 101,250,000 shares authorized; None issued and outstanding (Note 12)	—	—
Shareholders’ equity:
Ordinary shares, € 0.0025 par value; 150,000,000 shares authorized; 35,360,538 and 34,803,601 shares issued and outstanding at December 31, 2005 and 2004, respectively (Note 12)	98	96
Additional paid-in capital	495,957	494,837
Accumulated deficit	(460,814)	(459,971)

Total shareholders’ equity	35,241	34,962

Total liabilities and shareholders’ equity	$77,103	$80,826

The accompanying notes are an integral part of these consolidated financial statements.
Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2005 (see Note 1).

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,

	2005	2004	2003

Revenue:
Product revenue	$33,630	$30,735	$35,737
Service revenue	33,176	37,284	38,453

Total revenue (Note 17)	66,806	68,019	74,190

Cost of Revenue:
Cost of product revenue	497	231	527
Cost of service revenue	11,684	11,790	14,275

Total cost of revenue	12,181	12,021	14,802

Gross profit	54,625	55,998	59,388

Operating expenses:
Research and development	15,848	17,204	27,134
Sales and marketing	30,672	29,526	41,500
General and administrative	8,908	8,545	10,270
Amortization of other non-current assets	233	578	796
Restructuring (Note 4)	(189)	—	20,525
Adjustment of acquisition liabilities	—	(600)	—
Impairment of other non-current assets and property and equipment	—	—	3,271

Total operating expenses	55,472	55,253	103,496

(Loss) income from operations	(847)	745	(44,108)
Interest income, net	825	286	483
Net exchange gain (loss)	99	(273)	337

Income (loss) before provision for income taxes (Note 16)	77	758	(43,288)
Provision for income taxes (Note 16)	920	566	948

Net (loss) income	$(843)	$192	$(44,236)

Basic net (loss) income per ordinary share and per ADS	$(0.02)	$0.01	$(1.33)

Shares used in computing basic net (loss) income per ordinary share and per ADS	35,139	34,570	33,335

Diluted net (loss) income per ordinary share and per ADS	$(0.02)	$0.01	$(1.33)

Shares used in computing diluted net (loss) income per ordinary share and per ADS	35,139	36,333	33,335

The accompanying notes are an integral part of these consolidated financial statements.

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

			Additional	Accumulated	Deferred	Total
	Number of	Share	Paid-In	Earnings	Stock-Based	Shareholders’
	Shares	Capital	Capital	(Deficit)	Compensation	Equity

Balance at December 31, 2002	32,834,968	$91	$491,165	$(415,927)	$(424)	$74,905
Amortization of deferred stock-based compensation(a)	—	—	—	—	199	199
Employee share purchase plan	325,819	1	576	—	—	577
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(146)	—	146	—
Issuance of ordinary shares on exercise of options(a)	844,920	2	1,665	—	—	1,667
Net loss	—	—	—	(44,236)	—	(44,236)

Balance at December 31, 2003	34,005,707	94	493,260	(460,163)	(79)	33,112
Amortization of deferred stock-based compensation(a)	—	—	—	—	38	38
Employee share purchase plan	178,255	1	393	—	—	394
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(41)	—	41	—
Issuance of ordinary shares on exercise of options(a)	619,639	1	1,225	—	—	1,226
Net income	—	—	—	192	—	192

Balance at December 31, 2004	34,803,601	96	494,837	(459,971)	—	34,962
Employee share purchase plan	173,473	1	425	—	—	426
Issuance of ordinary shares on exercise of options(a)	383,464	1	695	—	—	696
Net loss	—	—	—	(843)	—	(843)

Balance at December 31, 2005	35,360,538	$98	$495,957	$(460,814)	$—	$35,241

(a)	See Note 13 to these statements.
The accompanying notes are an integral part of these consolidated financial statements.

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(843)	$192	$(44,236)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,356	3,060	5,462
Stock-based compensation	—	38	199
(Profit) loss on marketable securities	(199)	138	15
Loss on disposal of property and equipment	4	50	—
Impairment of other non-current assets and property and equipment and technology	—	—	3,271
Changes in operating assets and liabilities:
Restricted cash deposits	3,000	250	(2,522)
Purchase of marketable securities	(33,291)	(27,721)	(101,668)
Sale of marketable securities	32,975	25,800	84,357
Accounts receivable	(5,037)	10,343	6,478
Prepaid expenses	(430)	936	1,517
Other assets	200	(617)	1,083
Accounts payable	(196)	119	36
Accrued payroll and related expenses	(149)	(1,726)	3,122
Other liabilities	(5,186)	(6,724)	(878)
Deferred revenue	1,529	(2,731)	(2,053)

Net cash (used in) provided by operating activities	$(5,267)	$1,407	$(45,817)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(1,169)	$(1,122)	$(1,248)
Purchase of other non-current assets	—	(176)	(110)
Proceeds from disposal of property and equipment	—	4	112

Net cash used in investing activities	$(1,169)	$(1,294)	$(1,246)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$1,122	$1,620	$2,244

Net cash provided by financing activities	$1,122	$1,620	$2,244

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(5,314)	$1,733	$(44,819)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,250	31,517	76,336

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$27,936	$33,250	$31,517

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$263	$609	$874
The accompanying notes are an integral part of these consolidated financial statements.
Certain amounts reported in prior fiscal years have been reclassified to conform with the presentation in 2005 (see Note 1).

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization
      IONA Technologies PLC (“IONA”) is organized as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly-owned (the “Company”), provide enterprise integration software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The Company’s major customers, based on revenue earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenue from similar customers in European countries and the rest of the world.

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

Companies Acts, 1963 to 2005
      The financial information relating to IONA included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2004 and 2003. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2004 and 2003 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2005 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2006.

Foreign Currency Translation
      The U.S. dollar is the functional currency for the Company. In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”), assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenue and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net (loss) income for the year.

Revenue Recognition
      The Company’s revenue is derived from product license fees and charges for services. The Company follows the revenue recognition criteria of Statement of Position 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, “SOP 97-2”). Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
production, modification or customization, the Company recognizes software revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	fee is fixed or determinable; and

•	collectibility is probable.
      For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If the Company cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the Company defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the Company uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
      The Company assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met. The Company’s standard payment terms are net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the Company’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.
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

	Balance at			Balance at
	Beginning of	Additions		End of
	Period	(Reversals)	Deductions (1)	Period

Year ended December 31, 2005
Allowance for doubtful accounts	$1,073	$(333)	—	$740
Year ended December 31, 2004
Allowance for doubtful accounts	$1,093	$188	$208	$1,073
Year ended December 31, 2003
Allowance for doubtful accounts	$1,132	$857	$896	$1,093

(1)	Actual write-offs of uncollectible accounts receivable.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Marketable Securities
      Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and unrealized holding gains and losses are reflected in the Consolidated Statements of Operations.

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

Goodwill
      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 3 and Note 10, and until January 1, 2002 was amortized on a straight line-basis over four years. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill acquired in a business combination on or after July 1, 2001 is not amortized. SFAS 142 requires goodwill to be tested at least annually for impairment or between annual tests in certain circumstances and written down when impaired. In October 2002, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. As a result of unfavorable market conditions and a decline in IONA’s market capitalization, this assessment resulted in a non-cash impairment charge equivalent to the carrying value of goodwill at October 1, 2002.
      In October 2004, the Company received $600,000 from its insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $600,000 of income.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Non-Current Assets
      Other non-current assets represent costs of technology purchased or acquired from acquisitions, which have reached technological feasibility. The costs of technology have been capitalized and will be written off over their useful economic life estimated between three and four years in accordance with SFAS 86.
      In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment of Long-Lived Assets”, the Company is required to test their other non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors the Company considers important, which could trigger impairment include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of the Company’s use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in IONA’s stock price for a sustained period; and

•	significant decline in IONA’s market capitalization relative to net book value.
      Where events and circumstances are present which indicate that the carrying value may not be recoverable, the Company recognizes an impairment loss. In October 2003, the Company identified indicators of impairment and its assessment resulted in a non-cash impairment charge of $80,000 representing the amount by which the carrying value exceeded the fair value of purchased technologies.
      Amortization expense for other non-current assets which are amortizable in accordance with SFAS 142, was $233,000, $578,000, and $796,000 in 2005, 2004 and 2003, respectively.

Property and Equipment
      Property and equipment is stated at cost. Depreciation of leasehold improvements is computed using the shorter of the lease term or estimated useful life. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	4 to 15 years
Furniture and fixtures	3 to 10 years
      Depreciation expense was $2,123,000, $2,482,000 and $4,666,000 in 2005, 2004 and 2003, respectively.
      During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of property and equipment and related costs for property and equipment no longer in use, as a result of the restructuring activities in 2003.

Software Development Costs
      The Company capitalizes certain software development costs associated with the development of its website and other internal financial software. These costs incurred are accounted for in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
incurred. Capitalized internal-use software development costs are included in property and equipment, and are amortized on a straight-line basis over the estimated useful lives of the related software, typically 3 years.
      The Company capitalized approximately $401,000, $13,000, and $189,000 of software development costs during 2005, 2004 and 2003 respectively. Amortization associated with capitalized software development costs totaled approximately $417,000, $353,000, and $544,000 during 2005, 2004 and 2003, respectively. At December 31, 2005, the Company has approximately $778,000 of unamortized software development costs.

Concentration of Credit Risk
      The Company sells its products to companies in various industries throughout the world and maintains reserves for potential credit losses. To date such losses have been within management’s expectations. The Company had an allowance for doubtful accounts of approximately $740,000 and $1,073,000 at December 31, 2005 and 2004, respectively. The Company generally requires no collateral from its customers. No customer accounted for more than ten percent of our total revenue in 2005, 2004 or 2003.
      The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, China, Japan, British West Indies and Ireland. At December 31, 2005, $23,685,000 was invested in marketable securities held for trading purposes, comprised of $3,475,000 in corporate bonds and $20,210,000 in U.S. government agency securities, under the management of two financial institutions. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

Compensated Absences
      Prior to 2005, the Company did not accrue for the liability associated with employees’ absences from employment because of illness, holiday, vacation or other reasons as the amount of compensation was not reasonably estimable. In the fourth quarter of 2005, the Company was able to implement a process to estimate its obligation for accrued vacation and consequently recorded a first time non-cash charge of $1,104,000.

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

Stock-Based Compensation
      At December 31, 2005, the Company has five stock-based employee compensation plans, which are more fully described in Notes 13 and 14.
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

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Pro forma information regarding net (loss) income and net (loss) income per share is required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003

Risk-free interest rate	4.39%	4.00%	4.25%
Expected dividend yield	—	—	—
Expected volatility	0.770	0.951	1.086
Expected life (years)	3.89	3.77	5
      The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	2005	2004	2003

Risk-free interest rate	2%	2%	2%
Expected dividend yield	—	—	—
Expected volatility	0.780	0.938	1.093
Expected life	6 months	6 months	6 months
      The following table illustrates the effect on net (loss) income and net (loss) income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,

	2005	2004	2003

	(U.S. dollars in thousands, except per
	share data)
Net (loss) income, as reported	$(843)	$192	$(44,236)
Add: Stock-based compensation expense included in reported net (loss) income, net of related tax effects	—	38	199
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11,516)	(21,299)	(33,645)

Pro forma net loss	$(12,359)	$(21,069)	$(77,682)

Net (loss) income per share:
Basic-as reported	$(0.02)	$0.01	$(1.33)
Basic-pro forma	$(0.35)	$(0.61)	$(2.33)
Diluted-as reported	$(0.02)	$0.01	$(1.33)
Diluted-pro forma	$(0.35)	$(0.61)	$(2.33)
      On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. (“Netfish”), for total consideration of 5,036,318 newly-issued ordinary shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. The portion of the total intrinsic value, measured at the consummation date, of replacement unvested options granted by IONA in exchange for outstanding unvested options held by Netfish employees, that the future vesting period bears to the total vesting period ($10,380,000) was, in accordance with the requirements of FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, accounted for as deferred stock-based compensation and is charged to expense as stock compensation ratably over the remaining vesting period of each tranche of unvested options. During the years ended December 31, 2004 and 2003,

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the Company reversed $41,000 and $146,000, respectively, of deferred stock-based compensation related to the unvested replacement options of terminated Netfish employees and unvested replacement options accepted for exchange under the Exchange Offer, as described in Note 13. Stock compensation expense recognized for vested options of Netfish Employees was nil, $38,000, and $199,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
      Stock compensation expense of $38,000 and $199,000 for the periods ended December 31, 2004 and 2003, respectively, can be attributed to the research and development line item in the Consolidated Statement of Operations.

Defined Contribution Plans
      The Company sponsors and contributes to defined contribution plans for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on employees’ contributions. The Company contributed approximately $1,057,000, $1,066,000 and $1,433,000 to the plan in the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in the Company’s contributions from 2003 to 2004 is due to a reduction in workforce as a result of restructuring plans in 2004 and 2003.

Advertising and Promotion Expense
      All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $2,167,000, $2,092,000 and $2,013,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications
      Certain amounts from prior periods have been reclassified to conform to the current period presentation. In 2005, the Company concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. We made reclassifications amounting to $8.2 million, $11.6 million and $54.0 million in 2004, 2003 and 2002, respectively, to reflect this reclassification by reducing marketable securities and increasing cash and cash equivalents. These reclassifications had no impact on our working capital or consolidated statements of operations.

Recent Accounting Pronouncements
      In May 2005 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections” (“SFAS 154”). This statement replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” (“APB 20”) and Statement of Financial Accounting Standards No. 3, “Reporting of Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS 154 does not change the transition provisions of any existing accounting pronouncements.
      In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required. The Company adopted SFAS 123R on January 1, 2006.
      Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. The Company adopted SFAS 123R using the modified prospective method.
      The Company has not completed its evaluation of the effects of adopting SFAS 123R. However, the Company anticipates it will recognize an aggregate of $9.9 million as compensation expense in years 2006 to 2009. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

2.	Marketable Securities
      Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value. As previously discussed, approximately $8.2 million was reclassified from marketable securities to cash equivalents as of December 31, 2004 to conform to the current period presentation.

	As of December 31, 2005

		Unrealized	Market
	Cost	Loss	Value

	(U.S. dollars in thousands)
Corporate bonds	$3,484	$(9)	$3,475
U.S. government agency securities	20,240	(30)	20,210

Total marketable securities	$23,724	$(39)	$23,685

	As of December 31, 2004

		Unrealized	Market
	Cost	Loss	Value

	(U.S. dollars in thousands)
Corporate bonds	$3,923	$(11)	$3,912
U.S. government agency securities	19,386	(128)	19,258

Total marketable securities	$23,309	$(139)	$23,170

      The change in unrealized (loss) gain included in net (loss) income is as follows:

	2005	2004	2003

	(U.S. dollars in thousands)
Unrealized (loss) gain at beginning of year	$(139)	$(42)	$62
Included in net (loss) income for the year	100	(97)	(104)

Unrealized loss at end of year	$(39)	$(139)	$(42)

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2005, the Company held certain U.S. government agency securities that had been in a continuous unrealized loss position for more than 12 months. Such unrealized losses were the result of rising market interest rates.

3.	Acquisition of Netfish Technologies, Inc.
      In May 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued ordinary shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued ordinary shares, 504,598 were held back by the Company in 2001 as a source of indemnification payments that may become due to the Company. If the Company no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would be distributed in May 2003. In May 2002, the Company held back 142,045 ordinary shares to cover indemnification claims made by the Company. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that the Company previously made. If pending indemnification claims are resolved in a manner unfavorable to the Company, up to 268,195 ordinary shares held back by the Company could be distributed to the former holders of Netfish shares.

4.	Restructuring
      During 2004, 2003 and prior periods, the Company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. Total restructuring costs of nil and $20,525,000 were recorded related to these initiatives in 2004 and 2003, respectively. The restructuring charges in prior years were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The restructuring charge recorded in 2004 and 2003 were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”
      During 2004, the Company recorded a charge of $560,000 for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the Company released $560,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
      During 2005, the Company released $189,000 of restructuring accruals of which $97,000 related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits and $92,000 related to facilities costs for our Dublin and Reading, UK offices.
      Cash outlays associated with the restructuring plans initiated in 2004, 2003 and previous periods totaled approximately $5,791,000 during 2005, including approximately $264,000 in severance and related benefits paid to employees worldwide and $5,527,000 in facility closure costs.
      Amounts of restructuring costs remaining accrued at December 31, 2005 of $1,952,000 relate to remaining separation and facility closure and consolidation costs. The Company expects cash outlays of $815,000 will be made in the next twelve months, with the remaining cash outlays of $1,137,000 to be made through the end of 2013.
      Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company was required to make certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause. The following sets forth our accrued restructuring costs as of December 31, 2005:

	Excess Facilities	Severance	Total

	(U.S. dollars in thousands)
2001 charges	$2,023	$3,682	$5,705
Cash outlays in 2001	(657)	(3,682)	(4,339)

Balance at December 31, 2001	1,366	—	1,366
2002 charges	8,512	12,251	20,763
Cash outlays in 2002	(2,653)	(9,280)	(11,933)

Balance at December 31, 2002	7,225	2,971	10,196
2003 charges	9,491	11,034	20,525
Cash outlays in 2003	(5,676)	(11,141)	(16,817)

Balance at December 31, 2003	11,040	2,864	13,904
2004 charges	—	560	560
Cash outlays in 2004	(3,469)	(2,503)	(5,972)
2004 adjustments in estimates	—	(560)	(560)

Balance at December 31, 2004	7,571	361	7,932
Cash outlays in 2005	(5,527)	(264)	(5,791)
2005 adjustments in estimates	(92)	(97)	(189)

Balance at December 31, 2005	$1,952	$—	$1,952

5.	Restricted Cash
      At December 31, 2005, the Company has approximately $495,000 in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, $495,000 will be payable to the lessors. During 2005, restrictions associated with $3,000,000 payable upon demand for use toward satisfaction of amounts owed to a previous landlord were released. At December 31, 2004, the Company had approximately $3,495,000 in restricted cash deposits with Citizens Bank which included $495,000 of annual renewable letter of credit facilities for certain leased facilities and the aforementioned $3,000,000 payable to a previous landlord.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Other Accrued Liabilities
      Other accrued liabilities consist of the following:

	As of December 31,

	2005	2004

	(U.S. dollars in
	thousands)
Income and other taxes payable	$4,497	$3,997
Restructuring (Note 4)	815	5,517
Legal costs	783	783
Other	4,131	3,837

Total other accrued liabilities	$10,226	$14,134

7.	Fair Value of Financial Instruments
      The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these investments. The fair value of trading securities are based on quoted market prices at year end.
      The estimated fair value of the Company’s financial instruments are as follows:

	As of December 31,

	2005		2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(U.S. dollars in thousands)
Non Derivatives
Current assets:
Cash and cash equivalents	$27,936	$27,936	$33,250	$33,250
Restricted cash	495	495	3,495	3,495
Marketable securities—trading	23,685	23,685	23,170	23,170
Accounts receivable	17,949	17,949	12,912	12,912
Current liabilities:
Accounts payable	2,406	2,406	2,602	2,602
Other accrued liabilities	10,226	10,226	14,134	14,134
      The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions. As previously discussed, approximately $8.2 million was reclassified from marketable securities to cash equivalents as of December 31, 2004 to conform to the current period presentation.

8.	Operating Lease Commitments
      The Company leases office space under non-cancelable operating leases with various expiration dates through 2013 and certain leases have renewal options with rentals based upon changes in the fair market value of the property. Rent expense under all operating leases was approximately $4,237,000, $7,122,000, and $9,374,000 in 2005, 2004 and 2003, respectively. The decrease in rent expense in both 2005 and 2004 compared to the previous year is related to our restructuring activities. Rental income under all operating subleases was approximately $2,589,000, $1,542,000, and $908,000 in 2005, 2004 and 2003, respectively.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Future minimum lease payments under all operating leases as of December 31, 2005 are as follows (U.S. dollars in thousands):

	Future Lease Payments	Future Rental Income
Year ending December 31,
2006	$5,072	$2,369
2007	3,980	1,908
2008	3,863	835
2009	3,641	310
2010	3,519	280
Thereafter	7,332	701

Total	$27,407	$6,403

      As of December 31, 2005, approximately $1,952,000 of the $27,407,000 contractual operating lease obligations has been accrued as a result of our restructuring plans in 2003, 2002, and 2001.

9.	Other Non-Current Assets
      Other non-current assets consist of the following:

	As of December 31,

	2005	2004

	(U.S. dollars in
	thousands)
Amortizable intangible assets
Purchased technology	$3,429	$3,429
Accumulated amortization	(3,355)	(3,122)

Total amortizable intangible assets	74	307
Security deposits and other non-current assets	117	134

Total other non-current assets, net	$191	$441

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
      Other non-current asset amortization for the years ended December 31, 2005, 2004 and 2003 was $233,000, $578,000 and $796,000, respectively. Other non-current asset amortization is estimated to be approximately $49,000 in 2006 and $25,000 in 2007.
      Intangible assets are analyzed as follows:

	As of December 31,

	2005	2004

	(U.S. dollars in
	thousands)
Purchased Technology	$3,429	$3,429
Accumulated Amortization	(3,355)	(3,122)

Net	$74	$307

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In October 2003, in accordance with SFAS 142, the Company completed its assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by SFAS 144. Due to unfavorable market conditions and changes in the Company’s product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value resulting in the Company recording a non-cash impairment charge of $80,000 in 2003.

11.	Property and Equipment
      Property and equipment consists of the following:

	As of December 31,

	2005	2004

	(U.S. dollars in
	thousands)
Computer equipment	$14,165	$13,762
Leasehold improvements	6,199	6,193
Office equipment	745	653
Furniture and fixtures	1,110	1,104

Total property and equipment	$22,219	$21,712
Accumulated depreciation	(18,326)	(16,861)

Total property and equipment, net	$3,893	$4,851

      During 2005, the Company reduced its cost and accumulated depreciation by $658,000 related to asset retirements.

12.	Redeemable Preference Shares and Shareholders’ Equity
      IONA ’s authorized share capital is divided into redeemable preference shares (“preference shares”) of €0.0025 par value per share and ordinary shares of € 0.0025 par value per share.
      The preference shares confer on the holders thereof the right to receive notice of and to attend all general meetings of IONA but not the right to vote on any resolution proposed therefore. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in IONA, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the preference shares. Upon winding up of IONA, the preference shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the preference shares in priority to payment of any dividend or repayment of capital to the holders of the ordinary shares in the capital of IONA. Such preference shares do not, however, confer upon the holders thereof any further rights to participate in the assets of IONA.
      Dividends may only be declared and paid out of profits available for distribution determined in accordance with generally accepted accounting principles in Ireland and applicable Irish Company Law. Any dividends on the ordinary shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2005, 2004 and 2003, at the exchange rates in effect on those dates, was nil.

13.	Share Option Schemes
      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its stock options. Under APB 25, the Company recognized compensation expense of nil, $38,000 and $199,000 during 2005,

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004 and 2003, respectively, for those instances in which the exercise prices of IONA’s stock options were less than the estimated market price of the underlying shares on the date of grant and for the stock compensation arising on the Netfish acquisition (Note 3).
      IONA’s Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 ordinary shares to personnel. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant. As of December 31, 2005, an aggregate of 5,145 ordinary shares remain issuable upon the exercise of options outstanding under the Executive Share Option Scheme.
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
      In 2001, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the total combined voting power of IONA. As of December 31, 2005, an aggregate of 9,433,044 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.
      During 1997, IONA’s Board of Directors and shareholders also approved the 1997 Director Share Option Scheme which provides for the grant of options to purchase a maximum of 250,000 ordinary shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of ordinary shares issuable under that scheme from 250,000 to 500,000 shares. As of December 31, 2005, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.
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

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of IONA’s stock option activity, and related information for the years ended December 31, 2005, 2004 and 2003 follows:

	As of Year Ended December 31,

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding—beginning of period	5,605,339	$4.93	4,103,777	$3.87	820,994	$14.57
Granted	2,469,850	4.05	3,075,250	5.54	5,817,534	2.19
Forfeitures	(1,070,080)	4.67	(954,049)	4.22	(1,689,831)	4.21
Exercised	(383,464)	2.06	(619,639)	2.09	(844,920)	1.98

Outstanding—end of period	6,621,645	$4.81	5,605,339	$4.93	4,103,777	$3.87

Exercisable at end of period	2,715,672	$5.74	1,836,493	$6.41	1,171,027	$7.55

	As of Year Ended December 31,

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
	Fair	Average	Fair	Average	Fair	Average
	Value	Exercise Price	Value	Exercise Price	Value	Exercise Price

Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the ordinary shares on the date of grant	$2.43	$4.05	$3.75	$5.54	$1.92	$2.19
      Exercise prices for options outstanding as of December 31, 2005 ranged from $0.32 to $74.50 per share. An analysis of options outstanding at December 31, 2005 is as follows.

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted-		Weighted-
	Number of	Contractual Life	Average	Number of	Average
Exercise Price	Shares	(in years)	Exercise Price	Shares	Exercise Price

Less than $5.00 per share	4,228,625	8.4	$2.86	1,830,369	$2.61
Greater than $5.00 per share and less than $15.00 per share	2,264,715	8.3	6.49	756,998	7.61
Greater than $15.00 per share	128,305	5.3	39.33	128,305	39.33

Total	6,621,645	8.3	$4.81	2,715,672	$5.74

14.	1999 Employee Share Purchase Plan
      In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of IONA’s ordinary shares at a price equal to the lower of 85% of the closing price at the beginning or end

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of each semi-annual stock purchase period. As of December 31, 2005, 2004 and 2003, 1,174,949, 1,001,476 and 823,221 shares have been issued under the plan, respectively.

15.	Net (Loss) Income Per Ordinary Share And ADS
      The following sets forth the computation of basic and diluted net (loss) income per ordinary share and ADS:

	Year Ended December 31,

	2005	2004	2003

	(In thousands, except per share data)
Numerator:
Numerator for basic and diluted net (loss) income per ordinary share and ADS — (loss) income available to ordinary shareholders	$(843)	$192	$(44,236)

Denominator:
Denominator for basic net (loss) income per ordinary and ADS share — weighted-average ordinary shares and ADS	35,139	34,570	33,335
Effect of employee stock options	—	1,763	—

Denominator for diluted net (loss) income per ordinary share and ADS	35,139	36,333	33,335

Basic net (loss) income per ordinary share and ADS	$(0.02)	$0.01	$(1.33)

Diluted net (loss) income per ordinary share and ADS	$(0.02)	$0.01	$(1.33)

      In 2005 and 2003, all outstanding stock options granted have been excluded from the calculation of the diluted net loss per share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were approximately 860,000 and 700,000 for the years ended December 31, 2005 and 2003, respectively.

16.	Income Taxes
      Income (loss) before provision for income taxes consists of the following:

	Year Ended December 31,

	2005	2004	2003

	(U.S. dollars in thousands)
Ireland*	$(2,717)	$(1,118)	$(43,355)
Rest of World	2,794	1,876	67

Total	$77	$758	$(43,288)

*	Domestic

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The provision for income taxes consists of the following:

	Year Ended December 31,

	2005	2004	2003

	(U.S. dollars in thousands)
Current:
Ireland	$448	$92	$392
Rest of World	472	474	556

Total current	920	566	948
Deferred:
Ireland	—	—	—
Rest of World	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$920	$566	$948

      The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,

	2005	2004	2003

	(U.S. dollars in thousands)
Income taxes computed at the Irish statutory income tax rate of 12.5%	$10	$95	$(5,411)
Income (loss) from Irish manufacturing operations at lower rates	123	25	1,047
Operating losses not utilized	490	192	4,952
Operating losses utilized	(1,548)	(372)	—
Income (loss) subject to different rates of tax	1,736	405	(142)
Income not subject to tax	(106)	(37)	(59)
Non-deductible expenses	101	324	524
Other items	114	(66)	37

Total provision for income taxes	$920	$566	$948

      The effect on basic and diluted net (loss) income per ordinary share and per ADS of the Irish manufacturing operations being taxed at a lower rate than the Irish Statutory income tax rate was nil for the years ended December 31, 2005 and 2004, and an increase in net loss per share of $0.03 and $0.03, respectively, for the year ended December 31, 2003.

	Year Ended December 31,

	2005	2004	2003

	(U.S. dollars in thousands)
Deferred tax assets:
Principally net operating loss carryforwards	$62,040	$55,629	$53,620

Total deferred tax assets	62,040	55,629	53,620
Valuation allowance	(62,040)	(55,629)	(53,620)

Net deferred tax assets	$—	$—	$—

      The valuation allowance increased $6,411,000 in 2005 and $2,009,000 in 2004.
      At December 31, 2005 the Company has a net operating loss carryforward of approximately $118,903,000, including approximately $65,000,000 pre-acquisition losses from the Netfish acquisition, for U.S. federal tax purposes which will expire in the tax years 2011 through 2024 if not previously utilized.

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Similar amounts are available for state purposes with expiration generally through 2010. Utilization of the net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.
      At December 31, 2005 approximately $31,000,000 of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as the utilization of the net operating loss carryforwards will result in an increase in Additional Paid-In Capital and not a reduction in Provision for Income Taxes. At December 31, 2005, $12,560,000 of the valuation allowance related to disqualifying dispositions.
      At December 31, 2005 the Company also had net operating loss carryforwards totaling approximately $124,500,000 for Irish income tax purposes which carry forward indefinitely.
      At December 31, 2005 the Company also had net operating loss carryforwards totaling approximately $2,900,000 for Australian income tax purposes which carry forward indefinitely. However, as of December 31, 2005, the Company no longer had active operations in Australia.
      The utilization of these net operating loss carryforwards is limited to the future profitable operation of the Company in the related tax jurisdictions in which such carryforwards arose. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.
      Significant judgment is required in determining the Company’s worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The Company has reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company’s policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time the Company may be undergoing tax audits in several jurisdictions and covering multiple years. The tax reserve is the Company’s best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. It is the opinion of the Company’s management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company’s consolidated financial statements. The Company expects the completion of certain of these tax audits in the near term. However, based on the currently available information, The Company is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

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

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
training, customer support of all its products, and, to a limited extent, product customization and enhancements.
      The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.
      Although the Company operates as a single, integrated business, certain product groups accounted for a significant portion of the Company’s revenue. For the years ended December 31, 2005, 2004 and 2003 our Artix family of products accounted for 14%, 6% and 2% of revenue, respectively. For the years ended December 31, 2005, 2004 and 2003 our CORBA family of products accounted for 86%, 94% and 98% of revenue, respectively.
      The following is a summary of enterprise-wide geographic areas information:
Revenue by Geographic Region:

	Year Ended December 31,

	2005	2004	2003

	(U.S. dollars in thousands)
Americas	$32,196	$34,860	$38,338
European Countries	26,857	22,804	24,657
Rest of World	7,753	10,355	11,195

Consolidated total	$66,806	$68,019	$74,190

      Revenue are attributed to countries based on the location of customers.
Long Lived Assets:

	As of December 31,

	2005	2004	2003

	(U.S. dollars in thousands)
Country of Domicile
Ireland	$2,469	$3,498	$4,647
Foreign Countries
Americas	1,228	1,352	2,152
Rest of World	387	442	406

Consolidated total	$4,084	$5,292	$7,205

18.	Related Party Transactions
      In August 2003, the Company entered into a consulting agreement with a company called Claright, founded by Mr. Peter M. Zotto, the Company’s Chief Executive Officer. Under this agreement, Mr. Zotto, prior to his becoming an employee of the Company, was hired through Claright to provide marketing and related consulting services to the Company. The consulting arrangement was terminated in October 2003, prior to Mr. Zotto being hired as the Company’s Chief Operating Officer. The Company paid Claright fees of approximately $101,750 for such services.
      Since July 2003, the Company has engaged K Capital Source Limited, or K Capital, to provide capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of IONA’s directors, Dr. Ivor Kenny. Under its agreement with K Capital, the Company currently pays $45,000 per fiscal quarter for such services. No amounts relating to services rendered were

IONA TECHNOLOGIES PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
outstanding as of December 31, 2005. The Company paid K Capital fees of approximately $175,000, $190,000 and $80,000 for such services in 2005, 2004 and 2003, respectively.
      The Company provides product-related consulting services and support services to eircom PLC, or eircom, both for software that eircom licenses from the Company and from third parties. Kevin Melia, the Chairman of IONA’s Board of Directors, and John Conroy, one of IONA’s Directors, are members of the board of directors of eircom. During the second quarter of 2005, the Company provided consulting services to eircom pursuant to a consulting agreement. Under the terms of the consulting agreement, eircom paid the Company approximately €15,000 for consulting services. During the third quarter of 2005, the Company agreed to a software maintenance and support arrangement with eircom. Under the terms of this one-year support services agreement, eircom paid the Company approximately € 25,000.
      The Company provides support services to Royal Bank of Scotland (the parent of Ulster Bank), or Royal Bank, for the software that Royal Bank licenses from the Company. During the third quarter of 2005, the Company renewed its software maintenance and support arrangement with the Royal Bank of Scotland. Under the terms of this one-year support services agreement, the Royal Bank of Scotland paid the Company approximately € 236,000. At the time of the foregoing transaction, William Burgess, a member of IONA’s Board of Directors, was a member of the board of directors of Ulster Bank.
      The Company provides software maintenance and support services to Fineos Corporation Limited, or Fineos, for the software that Fineos licenses from the Company. During the fourth quarter of 2005, the Company renewed its software maintenance and support arrangement with Fineos. Under the terms of this one-year support services agreement, Fineos paid the Company approximately € 65,000. At the time of the foregoing transaction, William Burgess was a member of the board of directors of Fineos Corporation Limited.
      The Company provided support services to Manugistics, Inc., or Manugistics, for the software that Manugistics licensed from the Company. Under the terms of this one-year support services agreement, Manugistics paid us approximately $255,000. Kevin Melia is a member of the board of directors of Manugistics.

19.	Litigation
      The Company is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The Company believes that it has meritorious defenses to these matters. In 2003 the Company settled a lawsuit which arose in connection with the termination of a Netfish employee by Netfish prior to IONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the Company has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the Company. Netfish’s former Chief Executive Officer asserts that the Company is obligated to reimburse him for his legal expenses incurred in connection with this suit. The Company vigorously disputes and is in discussions with the former Netfish Chief Executive Officer over the matter.

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1.1		Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

1.2		Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

2.1		Specimen Certificate representing ordinary shares (filed as Exhibit 4.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

2.2		Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (filed as Exhibit 2.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

4.1		Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)

4.2		Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)

4.3		Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA’s annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)

4	.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

4	.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)

4	.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA’s Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)

4	.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)

4	.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)

4	.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA’s Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)

4	.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA’s Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)

4	.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

4	.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

4	.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer, Christopher M. Mirabile, Lawrence E. Alston, Jr. and William McMurray (filed as Exhibit 4.13 to IONA’s annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit No.		Description of Exhibit

4	.14†	Employment Agreement by and between Peter M. Zotto and IONA Technologies PLC dated as of April 14, 2005 (filed as Exhibit 4.14 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated herein by reference)

4	.15†	Indemnification Agreement by and between IONA Technologies PLC and Robert McBride dated as of December 19, 2005

4.16		Amendment dated August 1, 2005 to Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc.

8.1		Active Subsidiaries of IONA Technologies PLC

11.1		Code of Business Conduct and Ethics (filed as Exhibit 11.1 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

12.1		Certification of Principal Executive Officer

12.2		Certification of Principal Financial Officer

13.1		Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2		Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1		Consent of Independent Registered Public Accounting Firm

15.2		Audit Committee Charter (filed as Exhibit 14.2 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

15.3		Nominating and Corporate Governance Committee Charter (filed as Exhibit 14.3 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

15.4		Description of American Depositary Receipts (filed as Exhibit 14.4 to IONA’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

†	Indicates a management contract or any compensatory plan, contract or arrangement.